As filed with the Securities and Exchange Commission on April 7, 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM 20-F
(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number:
COSTAMARE
BULKERS HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)
NOT APPLICABLE
(Translation of Registrant’s name into English)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
7 rue du Gabian
MC 98000 Monaco
(Address of principal executive offices)
Anastassios Gabrielides, General Counsel and Secretary
7 rue du Gabian
MC 98000 Monaco
Telephone: +377 92 00 1745 E-mail address: generalcounsel@costamarebulkers.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Copies to:
D. Scott Bennett
Cravath, Swaine & Moore LLP
375 Ninth Avenue
New York, NY 10001
Tel: + 1 (212) 474-1000
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	CMDB	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Not Applicable
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No  ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes  ☐ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☐ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards^ provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐ Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☐

i

INTRODUCTION AND USE OF CERTAIN TERMS
We have prepared this registration statement on Form 20-F (this “registration statement”) using a number of conventions, which you should consider when reading the information contained herein. In this registration statement:
•
“we”, “us”, “our”, the “Company” and “Costamare Bulkers Holdings” are used for convenience to refer to Costamare Bulkers Holdings Limited, or collectively, Costamare Bulkers Holdings Limited and Costamare Inc.’s dry bulk related businesses that will be transferred to us in the spin-off, as the context may require;

•	“owned fleet”, “owned dry bulk fleet”, “owned vessels” and “owned dry bulk vessels” are used to refer to the dry bulk vessels that we or our subsidiaries own;
•	“CBI” or the “CBI business” is used to refer to our wholly-owned subsidiary, Costamare Bulkers Inc.; and
•	“CBI fleet” is used to refer to the dry bulk vessels that are chartered-in for a period by CBI.
We also use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
We publish the Costamare Bulkers Holdings consolidated financial statements and the Costamare Bulkers Holdings predecessor combined carve-out financial statements expressed in U.S. dollars. The Costamare Bulkers Holdings consolidated financial statements and the Costamare Bulkers Holdings predecessor combined carve-out financial statements responsive to Item 17 of this registration statement are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).
We have prepared this registration statement to register our common shares, par value $0.0001 per share (our “shares”), under the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the trading of our shares on the New York Stock Exchange (the “NYSE”). Costamare Bulkers Holdings was incorporated in the Republic of the Marshall Islands on September 29, 2023 under the Business Corporations Act (the “BCA”). Costamare Bulkers Holdings (i) serves as the ultimate holding company of the subsidiaries that held, hold or were formed for the purpose of holding all dry bulk vessels owned indirectly by our parent, Costamare Inc. (“Costamare Inc.”), and (ii) following a spin-off of Costamare Inc.’s owned and operated dry bulk shipping business and the completion of the Restructuring Transactions, will also serve as the holding company for Costamare Bulkers Inc., which contains Costamare Inc.’s dry bulk operating platform that charters-in/out dry bulk vessels, enters into contracts of affreightment and forward freight agreements.
Additionally, this Form 20-F uses the following conventions:
•
“Restructuring Transactions” refers to the series of transactions that will be completed by Costamare Inc. prior to and promptly after the distribution, following which we will hold, directly or through our subsidiaries, the dry bulk related business. The Restructuring Transactions are described in more detail under “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Restructuring Transactions” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions— Agreements Between Costamare Inc. and Us” or “Restructuring Transactions”;

•	“separation” refers to the transaction in which we will be separated from Costamare Inc.;
•	“distribution” refers to the transaction in which Costamare Inc. will distribute to Costamare Inc. shareholders, on a pro rata basis, all of our shares; and
•	“spin-off” refers collectively to the separation and the distribution.
Unless otherwise indicated or required by the context, in this registration statement, our disclosure assumes that the consummation of the spin-off and Restructuring Transactions have occurred. Although we will not acquire our businesses until such time as the distribution and the Restructuring Transactions have occurred, the operating and other statistical information with respect to each of our businesses is presented, unless otherwise indicated, as of December 31, 2024 or another applicable date, as if we owned such businesses as of such date.

MARKET INFORMATION
This Form 20-F contains certain industry and market data that has been provided by Clarksons Research, and is taken from Clarksons Research’s database and other sources. Clarksons Research has advised that: (i) some information in Clarksons Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database; and (iii) whilst Clarksons Research has taken reasonable care in the compilation of the statistical and graphic information and believes it to be accurate and correct, data compilation is subject to limited audit and validation.
This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in the shipping markets.
Forecasts, projections and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section “Forward-Looking Statements” below. You should not place undue reliance on these statements.

FORWARD-LOOKING STATEMENTS
All statements in this registration statement that are not statements of historical fact are “forward-looking statements”. The disclosure and analysis set forth in this Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to anticipated benefits of the spin-off, our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the United States Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this Form 20-F represent our estimates and assumptions as of the date of this registration statement or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.
Factors that might cause future results to differ include, but are not limited to, the following:
•	general market conditions and dry bulk shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going dry bulk shipping services;
•	our continued ability to find employment for our vessels;
•	our ability to finance our capital expenditures, acquisitions and other corporate activities;
•	our future operating or financial results and future revenues and expenses;
•
risks related to CBI, our dry bulk operating platform, including the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and risks associated with derivative instruments such as forward freight agreements and bunker hedging;

•	the effects of a possible worldwide economic slowdown;
•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	business disruptions and economic uncertainty resulting from epidemics or pandemics;
•	business disruptions due to natural disasters or other disasters outside our control;
•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;
•	technological advancements in the design, construction and operations of dry bulk vessels and opportunities for the profitable operations of dry bulk vessels;
•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;
•	potential disruption of shipping routes due to accidents, political events, sanctions, piracy or acts by terrorists and armed conflicts;
•
future, pending or recent acquisitions of vessels or other assets, operations of our dry bulk operating platform, our business strategy, areas of possible expansion and expected capital spending or operating expenses; expectations relating to dividend payments and our ability to make such payments;

•	the availability of existing secondhand vessels or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels or the useful lives of our vessels;
•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements, fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements, as may be amended from time to time;
•	our ability to leverage to our advantage our managers’ relationships and reputation within the international shipping industry;
•
expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
•	risks inherent in vessel operation, including perils of the sea, terrorism, piracy and discharge of pollutants;
•	potential liability from litigation;
•	our business strategy and other plans and objectives for future operations; and
•	other factors discussed in “Item 3. Key Information—3.D. Risk Factors” of this registration statement.
We undertake no obligation to update or revise any forward-looking statements contained in this registration statement, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
v

SUMMARY
This summary highlights selected information from this registration statement on Form 20-F and provides an overview of our company, our separation from Costamare Inc. and the distribution by Costamare Inc. of our shares to its shareholders. For a more complete understanding of our business and the spin-off, you should read this entire registration statement carefully, particularly the discussion under “Item 3. Key Information—3.D. Risk Factors” beginning on page 3 of this registration statement, our predecessor combined carve-out financial statements and the notes to those financial statements and the consolidated financial statements of Costamare Bulkers Holdings and the notes to those financial statements appearing elsewhere in this registration statement.
Our History
Costamare Bulkers Holdings Limited (“Costamare Bulkers Holdings”) was incorporated in the Republic of the Marshall Islands on September 29, 2023 under the BCA. Costamare Bulkers Holdings (i) serves as the ultimate holding company of the subsidiaries that held, hold or were formed for the purpose of holding all dry bulk vessels owned indirectly by Costamare Inc. and (ii) following the spin-off and the completion of the Restructuring Transactions, will also serve as the holding company of CBI, which contains Costamare Inc.’s dry bulk operating platform.
Members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership, are the major shareholders of Costamare Inc. The Konstantakopoulos family’s involvement in the shipping industry began in 1974. Costamare Inc. was formed in 2008 as a containership owning company and completed an initial public offering in 2010. Since its inception, Costamare Inc. has concentrated on building a large, modern and reliable fleet. Costamare Inc. is run and supported by highly skilled, experienced and loyal personnel. Under Konstantinos Konstantakopoulos’s leadership, Costamare Inc. has continued to foster a company culture focusing on excellent customer service, industry leadership and innovation. In June 2021, Costamare Inc. began acquiring the dry bulk vessels that will be separated from Costamare Inc. in connection with the spin-off. In November 2022, Costamare Inc. established and capitalized with an aggregate investment of approximately $200 million the dry bulk operating platform under CBI that will also be acquired by Costamare Bulkers Holdings following the spin-off. We decided to invest in the dry bulk sector because supply of dry bulk vessels continues to remain limited, particularly in relation to other shipping sectors, and restrained ordering of newbuildings is expected to support limited supply growth in the coming years. Additionally, dry bulk demand continues to benefit from investment in infrastructure, industrial, energy and utilities construction and increased manufacturing and we believe we are well positioned to capitalize on an increase in global trade.
Our Vision
Our vision is to be the dry bulk transportation provider of choice for our diverse set of customers by delivering superior service and shipping solutions that best fit their needs.
We have built our business with the same focus on operational execution that characterizes our target customers. With that focus at the core of everything we do, we strive to provide the differentiated transportation and logistics expertise our customers need so that they can focus on growing their businesses.
Our Business
We are an international owner and operator of dry bulk vessels providing worldwide transportation of dry bulk commodities for a broad range of industrial users, traders and producers of dry bulk commodities. Our owned fleet transports a variety of dry bulk products through various time charter services, while the CBI business provides highly complementary services, handling customers’ cargoes with chartered-in vessels. CBI employs an active commercial strategy and utilizes a combination of spot voyage charters, time charters and contracts of affreightment. Furthermore, via the active trading of forward freight agreements, CBI seeks to either establish directional positions on dry bulk freight rates or hedge its exposure whilst the trading of bunker swaps is primarily done for hedging purposes. We believe the strategic combination of our owned and operated businesses not only allows us to expeditiously adapt our positioning but also strengthens our business by driving significant efficiencies on costs, capital investment and profitability. Further, our businesses offer enhanced flexibility and additional capacity, delivering incremental value to our customers.

Our Fleet
As of March 13, 2025, our owned dry bulk fleet consisted of 38 vessels, with a total carrying capacity of approximately 3,017,000 dwt, including one vessel that we have agreed to sell, with a carrying capacity of approximately 76,600 dwt. Our owned fleet consists of 6 Capesize vessels, 8 Kamsarmax/Panamax vessels, 8 Ultramax vessels, 10 Supramax vessels and 6 Handysize vessels, with a total carrying capacity of approximately 3,017,000 dwt and an average age of approximately 13 years. CBI, our dry bulk operating platform, charters-in/out dry bulk vessels, using an advanced blend of fixed and floating rates across various tenors, enters into contracts of affreightment and forward freight agreements and also utilizes hedging solutions. We have an established software system for voyage optimization and a constant focus on operational risk monitoring. Based on our management's estimates and assumptions, making use of available market data and taking into consideration third-party valuations, the charter free market value of our owned fleet, as of March 31, 2025, is approximately $719 million.
As of March 13, 2025, the dry bulk operating platform has chartered-in for a period 53 vessels with a total carrying capacity of approximately 8,564,000 dwt (including five vessels chartered-in from our owned fleet), all of which have been delivered (except for one vessel) and are or will be employed under voyage charters or sub time charters. Additionally, CBI has contracted to charter-in two Kamsarmax vessels, which are currently under construction, once they are delivered to their third-party owners. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options.

Vessel Category	Owned Fleet(i)	CBI Fleet(ii)	Total Fleet	Total Capacity Owned Fleet(i) (thousand dwt)	Average Age Owned Fleet(i)	Total Capacity CBI Fleet(ii) (thousand dwt)	Average Age CBI Fleet(ii)
Newcastlemax /Capesize	6	34(iii)	40	1,078	14	6,616(iii)	10(iii)
Kamsarmax /Panamax	8	14 (iv)	22	648	14	1,146(iv)	8(iv)
Ultramax	8	—	8	501	10	—	—
Supramax	10	—	10	574	15	—	—
Handysize	6	—	6	216	14	—	—
Total	38	48	86	3,017	13	7,762	10

(i)	Includes one vessel that we have agreed to sell.
(ii)	Includes one vessel not yet delivered to CBI, excludes two Kamsarmax vessels currently under construction that CBI has agreed to charter-in and excludes five vessels chartered-in from our owned fleet.
(iii)	Excludes four vessels chartered-in from our owned fleet.
(iv)	Excludes one vessel chartered-in from our owned fleet.
Our Owned Fleet
The following table summarizes key information about our owned fleet of 38 owned dry bulk vessels, including one vessel that we have agreed to sell, as of March 13, 2025:

#	Vessel Name	Type	Size (dwt)	Year Built	Employment Type/Earliest Redelivery for Period Time Charters	Rate Type
1	FRONTIER(ii)	Capesize	181,415	2012	Period Time Charter/June 2025	Index-Linked
2	MIRACLE (iii)	Capesize	180,643	2011	Period Time Charter/December 2025	Index-Linked
3	PROSPER(ii)	Capesize	179,895	2012	Period Time Charter/June 2025	Index-Linked
4	DORADO(ii)	Capesize	179,842	2011	Period Time Charter/July 2025	Index-Linked
5	MAGNES(ii)	Capesize	179,546	2011	Period Time Charter/June 2025	Index-Linked
6	ENNA(iii)	Capesize	175,975	2011	Period Time Charter/December 2025	Index-Linked
7	AEOLIAN(iii)	Kamsarmax	83,478	2012	Period Time Charter/November 2025	Index-Linked
8	GRENETA	Kamsarmax	82,166	2010	Time Charter Trip (current) Period Time Charter/December 2025 (future)	Fixed (current) Index-Linked (future)
9	HYDRUS	Kamsarmax	81,601	2011	Time Charter Trip	Fixed

#	Vessel Name	Type	Size (dwt)	Year Built	Employment Type/Earliest Redelivery for Period Time Charters	Rate Type
10	PHOENIX(ii)	Kamsarmax	81,569	2012	Period Time Charter/July 2025	Index-Linked
11	BUILDER	Kamsarmax	81,541	2012	Period Time Charter/August 2025	Fixed
12	FARMER(iii)	Kamsarmax	81,541	2012	Period Time Charter/December 2025	Index-Linked
13	SAUVAN	Kamsarmax	79,700	2010	Time Charter Trip	Fixed
14	ROSE(i)	Panamax	76,619	2008	Time Charter Trip	Fixed
15	MERCHIA	Ultramax	63,585	2015	Vessel currently in Dry-Dock Period Time Charter/March 2026 (future)	- Index-Linked (future)
16	DAWN	Ultramax	63,561	2018	Period Time Charter/February 2026	Fixed
17	SEABIRD	Ultramax	63,553	2016	Period Time Charter/September 2025	Fixed
18	ORION	Ultramax	63,473	2015	Vessel currently in Dry-Dock Period Time Charter/January 2026 (future)	- Index-Linked (future)
19	DAMON	Ultramax	63,301	2012	Period Time Charter/March 2025 (current) Time Charter Trip (future)	Fixed (current) Fixed (future)
20	ARYA	Ultramax	61,424	2013	Period Time Charter/February 2026	Index-Linked
21	ALWINE	Ultramax	61,090	2014	Open/Vessel currently in Dry-Dock	-
22	AUGUST	Ultramax	61,090	2015	Open/Vessel currently in Dry-Dock	-
23	ATHENA	Supramax	58,018	2012	Operated by Third-Party Pool	-
24	ERACLE	Supramax	58,018	2012	Time Charter Trip	Fixed
25	PYTHIAS	Supramax	58,018	2010	Time Charter Trip	Fixed
26	NORMA	Supramax	58,018	2010	Time Charter Trip	Fixed
27	URUGUAY(iii)	Supramax	57,937	2011	Period Time Charter/June 2026	Index-Linked
28	CURACAO(iii)	Supramax	57,937	2011	Period Time Charter/June 2026	Index-Linked
29	SERENA	Supramax	57,266	2010	Time Charter Trip	Fixed
30	LIBRA	Supramax	56,701	2010	Period Time Charter/March 2025	Fixed
31	CLARA(iii)	Supramax	56,557	2008	Period Time Charter/October 2025	Index-Linked
32	BERMONDI	Supramax	55,469	2009	Time Charter Trip	Fixed
33	VERITY(iii)	Handysize	37,163	2012	Period Time Charter/November 2025	Index-Linked
34	PARITY	Handysize	37,152	2012	Period Time Charter/May 2025	Fixed
35	ACUITY	Handysize	37,152	2011	Period Time Charter/April 2025	Index-Linked
36	EQUITY(iii)	Handysize	37,071	2013	Period Time Charter/November 2025	Index-Linked
37	BERNIS	Handysize	35,995	2011	Time Charter Trip	Fixed
38	RESOURCE	Handysize	31,775	2010	Time Charter Trip	Fixed

(i)	Denotes vessel that we have agreed to sell.
(ii)	Denotes vessels that are chartered-out to CBI.
(iii)	Although charter hire rate is index-linked, we have exercised our option and have converted the rate to fixed for a certain period.

CBI Fleet
The following table summarizes key information about the CBI period charter-in fleet of 53 dry bulk vessels as of March 13, 2025, including five vessels chartered-in from our owned fleet and one vessel that has not yet been delivered by its owners, but excludes two Kamsarmax vessels currently under construction that CBI has agreed to charter-in and 15 vessels that are chartered-in for a shorter period of time on a voyage charter basis:

#	Vessel Name	Type	Size (dwt)	Year Built	Earliest Expiry of Charter-In	Rate Type of Charter-In
1	BERGE ZUGSPITZE	Newcastlemax	211,182	2016	January 2026	Index-Linked
2	BERGE GROSSGLOCKNER	Newcastlemax	211,171	2017	January 2026	Index-Linked
3	SHANDONG PROSPERITY	Newcastlemax	211,103	2021	September 2026	Index-Linked
4	SHANDONG INNOVATION	Newcastlemax	210,989	2021	December 2026	Index-Linked
5	SHANDONG HAPPINESS	Newcastlemax	210,938	2021	November 2026	Index-Linked
6	ARISTOMENIS	Newcastlemax	210,914	2021	April 2025	Index-Linked
7	SHANDONG MIGHTINESS	Newcastlemax	210,896	2021	September 2026	Index-Linked
8	SHANDONG MISSION	Newcastlemax	210,800	2021	November 2026	Index-Linked
9	SHANDONG RENAISSANCE	Newcastlemax	210,800	2022	December 2026	Index-Linked
10	ALPHA TREASURE	Newcastlemax	209,260	2022	March 2025	Index-Linked
11	ALPHA TROPHY	Newcastlemax	209,130	2022	March 2025	Index-Linked
12	BERGE DACHSTEIN	Newcastlemax	208,718	2020	June 2025	Index-Linked
13	BULK SANTOS	Newcastlemax	208,445	2020	April 2025	Index-Linked
14	BULK SAO PAULO	Newcastlemax	208,445	2020	April 2025	Index-Linked
15	TITANSHIP	Newcastlemax	207,855	2011	September 2026	Index-Linked
16	MEISHIP	Newcastlemax	207,851	2013	March 2026	Index-Linked
17	MINERAL CLOUDBREAK(ii)	Newcastlemax	205,097	2012	December 2025	Index-Linked
18	FRONTIER(iii)	Capesize	181,415	2012	June 2025	Index-Linked
19	ICONSHIP (ii)	Capesize	181,392	2013	February 2026	Index-Linked
20	CAPE PROTEUS	Capesize	180,585	2011	January 2026	Fixed
21	MANDY	Capesize	180,371	2010	August 2026	Index-Linked
22	MILLIE	Capesize	180,310	2009	July 2025	Index-Linked
23	MILLICENT	Capesize	180,223	2011	April 2025	Index-Linked
24	ATHENS	Capesize	180,012	2012	June 2025	Index-Linked
25	PROSPER(iii)	Capesize	179,895	2012	June 2025	Index-Linked
26	DORADO(iii)	Capesize	179,842	2011	July 2025	Index-Linked
27	TOMINI K2	Capesize	179,816	2014	January 2027	Fixed
28	MARIJEANNIE C	Capesize	179,759	2009	January 2026	Index-Linked
29	SHANDONG HENG CHANG	Capesize	179,713	2013	December 2025	Index-Linked
30	MILDRED	Capesize	179,678	2011	February 2026	Index-Linked
31	MARIPERLA	Capesize	179,561	2009	January 2026	Index-Linked
32	MAGNES(iii)	Capesize	179,545	2011	June 2025	Index-Linked
33	NAVIOS FULVIA(i)	Capesize	179,263	2010	October 2026	Index-Linked
34	NAVIOS ALTAMIRA	Capesize	179,165	2011	October 2026	Index-Linked
35	NAVIOS LUZ(ii)	Capesize	179,144	2010	October 2025	Index-Linked
36	LORDSHIP	Capesize	178,838	2010	January 2026	Index-Linked

#	Vessel Name	Type	Size (dwt)	Year Built	Earliest Expiry of Charter-In	Rate Type of Charter-In
37	CAPE AQUA	Capesize	178,055	2009	July 2025	Index-Linked
38	MILESTONE	Capesize	176,354	2010	February 2026	Index-Linked
39	W-SMASH	Kamsarmax	82,742	2013	November 2025	Index-Linked
40	SAPHIRA	Kamsarmax	82,577	2021	April 2026	Fixed
41	DAISY GLORY	Kamsarmax	82,058	2019	April 2025	Fixed
42	TRIKERI	Kamsarmax	82,016	2023	April 2025	Index-Linked
43	NAVIOS LIBRA(ii)	Kamsarmax	82,011	2019	January 2026	Index-Linked
44	MINIMATA	Kamsarmax	82,000	2023	June 2025	Index-Linked
45	AOM MARIA LAURA	Kamsarmax	81,800	2021	April 2026	Fixed
46	W-EMERALD	Kamsarmax	81,709	2012	August 2025	Index-Linked
47	ASL JUPITER	Kamsarmax	81,641	2012	March 2025	Fixed
48	NAVIOS CITRINE(ii)	Kamsarmax	81,626	2017	January 2026	Index-Linked
49	AOM BIANCA	Kamsarmax	81,600	2017	November 2025	Fixed
50	PHOENIX(iii)	Kamsarmax	81,569	2012	July 2025	Index-Linked
51	KYNOURIA	Kamsarmax	81,354	2012	November 2026	Index-Linked
52	KROUSSON	Kamsarmax	81,351	2011	July 2026	Index-Linked
53	GEORGITSI	Kamsarmax	81,309	2012	September 2026	Index-Linked

(i)	Denotes vessels not yet delivered to CBI.
(ii)	Although charter hire rate is index-linked, owners have exercised their option and have converted the rate to fixed for a certain period.
(iii)	Denotes vessels that are chartered-in from our owned fleet.
Our Global Footprint and Chartering Policy
We operate out of six offices, which include our offices and the offices of our affiliated managers and agencies (as defined below), around the world. As of December 31, 2024, our affiliated managers and agencies employed approximately 260 shore staff, with approximately 800 crew supporting the needs of more than 50 industrial customers. Our vessels transport a broad range of major bulks, such as iron ore, coal and grains and minor bulks, such as bauxite, phosphate fertilizers and steel products, across global shipping routes. Within the Company, CBI operates out of two offices in Monaco and Athens, and as of December 31, 2024, employed approximately 40 shore staff, supported by a global footprint of approximately 50 professionals across the Agency Companies in Copenhagen, Hamburg, Singapore and Japan, ensuring continuous coverage across all trade routes. Our global support network allows access to cutting-edge chartering, cargo sourcing, and research data which drives our focus on analytics and is an integral part of our operational focus and strategy.
For our owned fleet, our chartering policy is to employ our vessels primarily on short-term time charters. We believe this policy allows us to obtain attractive charter hire rates for our vessels, while also affording us flexibility to take advantage of a rising charter rate environment without limiting potential upside should the strong market conditions prevail. We will monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our owned vessels with a mix of short-, medium- and long-term time charters and voyage charters. Our CBI business enhances and expands our offering to customers by providing services even if our owned vessels are unavailable, by matching our customers’ cargoes with third-party chartered-in vessels. We charter-in vessels using a mix of rate structures and short-, medium- and long-term charter tenors, which we believe contributes to an agile and balanced portfolio. Subsequently, we employ our chartered-in vessels through a combination of spot/ forward voyage charters, contracts of affreightment and time charter relets to optimize our trade network. By utilizing a mix of active chartering strategies supported by advanced data and analytics, we believe we are able to capitalize on freight market fluctuations and dynamics.
Management of Our Fleet
Following the spin-off, Costamare Shipping Company S.A. (“Costamare Shipping”) will continue to be the manager for our owned fleet of dry bulk vessels and provide us with commercial, technical and other services pursuant to the Framework Agreement (as defined below) and separate ship management agreements with the
x

relevant vessel-owning subsidiaries. Costamare Shipping is a ship management company that was established in 1974 and is controlled by Konstantinos Konstantakopoulos. Costamare Shipping has more than 50 years of experience in managing vessels of various types and sizes (including dry bulk vessels). Costamare Shipping has long established relationships in the market, with, among others, charterers, financial institutions and suppliers, and we believe it is recognized in the international shipping industry as a leading manager. Costamare Shipping Services Ltd. (“Costamare Services” and together with Costamare Shipping, “our affiliated managers”) is controlled by Konstantinos Konstantakopoulos and a member of his family and will continue to provide our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services, pursuant to the Services Agreement (as defined below).
For the CBI fleet, CBI will continue to receive chartering, cargo sourcing and research services from CBI Services GmbH (“Local Agency A”), Costamare Bulkers Services APS (“Local Agency B”), and Costamare Bulkers Services Co. (“Local Agency D”), each of which is controlled by our largest shareholder, Konstantinos Konstantakopoulos, and Costamare Bulkers Services Pte. Ltd. (“Local Agency C”), which is controlled by Gregory Zikos, our chief executive officer (each, an “Agency Company”).
We believe that having several management and agency companies, both affiliated and third-party, involved in the management and commercial operations of our vessels provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For more information on the management of our fleet and our relationship with our managers, see “Item 4. Information on the Company—4.B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions —Management and Services Agreements”.
Management of Our Business
Following the spin-off, our board of directors (our “Board”) will define our overall direction and business strategy and exercise all significant decision-making authority, including the management of our fleet, our investments and divestments. Our chief executive officer and our chief financial officer will supervise, in conjunction with our Board, the services provided by Costamare Shipping, Costamare Services and the Agency Companies (together, our “affiliated managers and agencies”). Our affiliated managers and agencies will report to our board of directors through our chief executive officer and our chief financial officer, each of whom will be appointed by our board of directors. Costamare Shipping also sources and advises on strategic opportunities for our Board’s consideration.
Principal Shareholders of Our Business
Following the spin-off, members of the Konstantakopoulos family, which has a long history of owning and operating vessels as well as investing in the international shipping industry will continue to be our major shareholders. Immediately following the spin-off and completion of the Restructuring Transactions, 63.1% of our shares will be held by the Konstantakopoulos family, including 28.6% held by Konstantinos Konstantakopoulos. Our owned vessels are managed by Costamare Shipping (which is controlled and led by Konstantinos Konstantakopoulos), together with third-party or affiliated sub-managers. Costamare Services, an affiliated manager controlled by Konstantinos Konstantakopoulos and a member of his family, provides our owned vessels with chartering, sale and purchase, insurance and certain representation and administrative services together with third-party or affiliated sub-managers. The Agency Companies provide certain chartering and/or cargo sourcing and/or research services to CBI. One of the Agency Companies is controlled by Gregory Zikos, our chief executive officer. See also “Item 3. Key Information—3.D. Risk Factors—Our chief executive officer has an affiliation with one of our agencies and our largest shareholder has affiliations with our affiliated managers, three of our agencies and others that could create conflicts of interest between us and our affiliated managers, our agencies or other entities in which they have an interest.”

Our Strengths
We believe that we have a number of strengths that provide us with a competitive advantage in the international dry bulk shipping industry, including:
•
Sponsorship of the Costamare Franchise Promotes Strong Relationships with Customers and Counterparties. The Costamare franchise is synonymous with the Konstantakopoulos family’s long history of operating and investing in the international shipping industry. Since 1974, the franchise and its affiliated managers have maintained strong global relationships with charterers, shipyards, brokers and commercial shipping leaders. We believe our reputation for reliable service and cargo carrying flexibility enables us to attract customers in the dry bulk market and obtain repeat business from charterers. We believe we are known as a creditworthy counterparty with a proven ability to execute vessel purchase and sale transactions in a timely manner through various shipping cycles. We believe that the significant size and extent of the relationships of Costamare Shipping and its reputation with customers and counterparties will continue to provide us a commercial advantage.

•
Experienced Ship Management Team. Costamare Shipping has more than 50 years of experience in managing vessels of various types and sizes (including dry bulk vessels), focusing exclusively on containerships from 1992 until June 2021, when Costamare Inc. acquired dry bulk vessels. Costamare Shipping has long established relationships in the market, and we believe it is recognized in the shipping industry as a leading manager. Since June 2021, Costamare Shipping has developed its management team dedicated to international dry bulk shipping, which along with the management teams of the Agency Companies have more than 120 years of aggregate experience in the industry.

•
Diverse Owned Fleet Developed Through Timely Vessel Acquisitions. Our owned fleet consists of 38 vessels (which includes one vessel that we have agreed to sell) and comprises of 6 Capesize vessels, 8 Kamsarmax/Panamax vessels, 8 Ultramax vessels, 10 Supramax vessels and 6 Handysize vessels. We believe that owning a diverse and well-maintained fleet affords us significant benefits, including reduced operating costs, improved safety, improved quality of service and a competitive advantage in securing favorable charters with high-quality counterparties. Our owned fleet has an average age of approximately 13 years, and we believe that each vessel was acquired at an opportune time across each vessel’s life cycle, thereby maximizing earnings potential while at the same time minimizing acquisition cost.

•
Cost-Efficient Vessel Operations. We believe that because of the quality of our fleet and the strength of our management team, we are, and will continue to be, a reliable vessel operator, without compromising our high standards of performance, reliability and safety. We believe that our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on-board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and optimize maintenance expenditures for operational and commercial utilization.

•
Balanced Distribution of Volume Across Geography and Cargo. Our customers are among the world’s largest companies that require an array of cargo solutions and utilize our dry bulk vessels to transport a broad range of major bulks such as iron ore, coal and grains as well as minor bulks such as bauxite, phosphate fertilizer and steel products. We intentionally time charter our owned fleet to a geographically diverse and reputable group of companies, creating an advantageous trade network while also ensuring high vessel utilization. We believe that our CBI platform enables us to quickly adapt our network and supplement our owned fleet business to further diversify exposure across cargos and geographic trade, regardless of our owned vessel cargo commitments, delivering additional value to our customers. Through CBI, we have fostered relationships with preeminent energy, agriculture, mining and diversified industrial clients, among others, contributing to the commercial strength of our platform.

•
Unique Operating Platform Solidifies Customer Value Proposition and Competitive Positioning. In 2022, we formed a dry bulk operating platform to charter- in/out dry bulk vessels, enter into contracts of affreightment, forward freight agreements and utilize hedging solutions. We believe this platform provides commercial benefits such as increased flexibility. Because our dry bulk operating platform is complementary to our owned dry bulk fleet, we believe that we will be able to realize significant synergies and drive operating efficiencies, creating value for our customers and strengthening our positioning within the competitive landscape.

Our Strategy
Our business strategy is focused on striving to provide consistent shareholder returns by carefully timing and structuring and executing acquisitions of dry bulk vessels and by reliably, safely and competitively operating our vessels. Key elements of the above strategy are:
•
Operate a Diverse and Well-Maintained Fleet of Dry Bulk Vessels. We believe that our ability to maintain and increase our customer base will depend largely on the quality of our fleet. We believe that owning a diverse and well-maintained fleet reduces operating costs, improves safety and quality and provides us with a competitive advantage in obtaining employment for our vessels. We carry out regular inspections and maintenance of our owned fleet in order to maintain its quality.

•
CBI Business to Leverage Opportunistic Strategy to Drive Earnings. We believe that the CBI dry bulk operating platform provides a promising risk-reward profile for the deployment of our capital. This distinctive platform utilizes a dynamic approach to generate profits, grow its network of customers and take advantage of favorable market conditions in the dry bulk physical and derivative freight markets. We leverage sophisticated technology and risk monitoring of the forward fleet and cargo exposure along with hedging solutions to mitigate adverse exposure to market volatility. We also take an active approach to operational risk and monitor each charter via comprehensive and continuous tracking of all factors including vessels, load ports, discharge ports, freight rates, bunker consumption and demurrage/despatch rates.

•
Capture Revenue Upside Potential Through Market Exposure. We currently employ our fleet primarily on short-term time charters or voyage charters, which provides us the flexibility to capitalize on any favorable developments in the dry bulk charter rate environment. This policy is evaluated regularly in light of prevailing market conditions and our view of the market. We will continue to monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. Furthermore, depending on our view of the market, directional positions (long or short) may be swiftly taken via the FFAs (as defined below) market.

•
Continue to Opportunistically Engage in Acquisitions or Disposals to Maximize Shareholder Value. We intend to continue our practice of acquiring secondhand vessels while focusing on maximizing shareholder value and returning capital to shareholders when appropriate. If market conditions are appropriate and we believe it is in our shareholders’ best interests, we will also consider the disposing of our vessels. We plan to continue to remain active in the secondhand market as we believe this offers the best value opportunity and do not anticipate participating in the newbuilding market at this time.

In our investment / disposal decisions, we seek to maximize return on capital, achieve the most optimal risk-reward profile of our fleet and manage risks associated with fleet aging and uncertainty around prevailing future vessel fuel and technology characteristics.
When considering potential acquisitions, we will evaluate several factors, including, but not limited to, our expectation of fundamental developments in the industry, the level of liquidity in the resale and charter market, the vessel’s earning potential in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer in the event that there is an attached charter and the overall diversification of our fleet and customers.
•
Conservative Financial Leverage. We intend to maintain a strong balance sheet and conservative financial leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2024, our debt to total assets ratio was 33.9%. Our conservative leverage approach affords increased flexibility in the event of downward pressures on rates, allowing us to operate profitably at rates that would otherwise result in losses for some of our competitors. Financially solid vessel owners, compared to those that are more susceptible to insolvency risk, are viewed as more reliable counterparties from a charterer’s point of view. As such, we believe that this will afford us further opportunities in employing our fleet and raising debt through commercial banks and financial institutions on competitive terms.

•
Cost-Efficient Operating Platform. We believe that we will be a cost-efficient and reliable owner of dry bulk vessels due to our and our managers’ technical expertise, whilst the involvement of the Agency Companies will contribute to the efficient commercial operation of our CBI fleet.

•
Commitment to Sustainability and Energy Management. We are dedicated to exploring solutions to mitigate our environmental footprint and actively participate in the creation of a more sustainable future and maritime industry. Since 2022, Costamare Shipping has been a member of the Getting to Zero Coalition and has implemented environmentally friendly solutions such as biofuels and energy-savings retrofits. Via fleet renewal, asset design optimization, performance monitoring and best practice operational management, we seek to improve our overall efficiency. We believe that the Company must continuously work towards improving environmental performance of the fleet to best position ourselves in the commercial landscape.

Our Market
The global dry bulk fleet is essential to global economic activity, transporting a wide array of essential raw materials and commodities across the world. Shipping demand is closely tied to global industrial production trends, with Asia—in particular China—a key driver of demand for dry bulk trade commodities. We believe that the following trends identified by Clarksons Research in the international dry bulk shipping market underpin our growth opportunities:
•	Seaborne dry bulk trade is projected to grow by approximately 1.0% in 2025;
•	Dry bulk trade volumes grew firmly in 2023 and 2024, led by strong trends in China, while a number of disruption factors boosted vessel demand in tonne-mile terms;
•
Moderate supply growth expected in the coming years, with the orderbook limited by historical standards at approximately 10% of fleet capacity, in part due to uncertainty around fuel and technology choices, as well as elevated newbuild prices and limited yard slot availability due to firm ordering in other sectors;

•
Positive dry bulk shipping market trends seen in 2024 above long-term average earnings levels, with especially firm trends in the Capesize sector after strong demand trends and seasonally softer earnings apparent in early 2025; and

•	Growing pressure to reduce emissions across the shipping industry, with fuel technology uncertainty and emissions policies potentially moderating supply growth in the future.
•	See “The International Dry Bulk Shipping Industry” for more information on the international dry bulk shipping industry.
Reasons for Spin-off
We and Costamare Inc. believe that both independent publicly traded companies will benefit from the spin-off by being better positioned to pursue their distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. In addition, we and Costamare Inc. believe the spin-off will have the following benefits:
•	an opportunity for investors to make more targeted investment decisions and to invest in a distinct “pure-play” international dry bulk shipping company;
•	a more efficient allocation of capital to the highest and best use, tailored to the characteristics of each business;
•	a capital structure optimized to the needs and characteristics of each business; and
•	simplified corporate structure which enhances manageability and operational efficiency.
We describe the factors considered by Costamare Inc. and the Costamare Inc. board of directors (the “Costamare Inc. Board”) in greater detail under “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Reasons for the Spin-off”. In addition, the completion of the spin-off remains subject to the satisfaction, or waiver by the Costamare Inc. Board, of a number of conditions. See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off” for additional detail.

Risks Associated with Our Business and the Spin-off
Our business is subject to numerous risks. Neither we nor Costamare Inc. can assure you that, following the spin-off, any of the benefits described in this registration statement will be realized to the extent or at the time anticipated or at all. For additional information, please read carefully the risks described under “Item 3. Key Information—3.D. Risk Factors” beginning on page 3 of this registration statement.
Corporate Information
Costamare Bulkers Holdings was incorporated in the Republic of the Marshall Islands on September 29, 2023 under the BCA. Costamare Bulkers Holdings (i) serves as the ultimate holding company of the subsidiaries that held, hold or were formed for the purpose of holding all dry bulk vessels owned indirectly by Costamare Inc. and (ii) following the spin-off and the completion of the Restructuring Transactions, will also serve as the holding company of CBI, which contains Costamare Inc.’s dry bulk operating platform.
We maintain our principal executive offices at 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 92 00 1745. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.
Our website address is www.costamarebulkers.com. The information contained on our website is not a part of this registration statement.
Implications of Being a Foreign Private Issuer
Upon consummation of the spin-off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer, or FPI, status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:
•
we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
we are exempt from compliance with any requirement that the Public Company Accounting Oversight Board (the “PCAOB”) may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;
•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements;
•	we are granted the ability to present more limited financial data in this registration statement; and
•	we may elect to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of this Form 20-F, (b) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to emerging growth company shall have the meaning associated with it in the JOBS Act.

Summary Historical Predecessor Combined Carve-Out Financial Information
The following table presents our summary of predecessor combined carve-out financial information as of December 31, 2023 and 2024 and for the years ended December 31, 2023 and 2024. The table should be read together with “Item 5. Operating and Financial Review and Prospects” and in conjunction with our audited predecessor combined carve-out financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2023 and 2024 and notes thereto included in “Item 17. Financial Statements”.
The summary predecessor combined carve-out financial information for the years ended December 31, 2023 and 2024 have been derived from the audited predecessor combined carve-out financial statements, respectively, and the notes thereto, which have been prepared in accordance with GAAP, included in “Item 17. Financial Statements” and should be read in their entirety in conjunction with “Item 5. Operating and Financial Review and Prospects”.

	As of or for the year ended December 31,
	2023	2024
STATEMENT OF OPERATIONS	(expressed in thousands of U.S. dollars)
	(audited)	(audited)
Voyage revenue	$663,115	$985,314
Voyage revenue – related parties	—	210,087
Total voyage revenue	663,115	1,195,401
EXPENSES:
Voyage expenses	(266,169)	(342,484)
Charter-in expenses	(340,926)	(706,569)
Voyage expenses-related parties	(2,112)	(9,403)
Vessels’ operating expenses	(97,219)	(82,288)
General and administrative expenses	(9,655)	(13,858)
General and administrative expenses – related parties	(3,347)	(3,940)
Management fees and agency fees – related parties	(28,774)	(30,640)
Amortization of dry-docking and special survey costs	(4,438)	(6,282)
Depreciation	(39,621)	(37,385)
Impairment loss	(434)	—
Gain / (loss) on sale of vessels	(5,324)	3,788
Loss on vessels held for sale	(2,305)	—
Foreign exchange gains, net	429	11
Operating loss	$(136,780)	$(33,649)
OTHER INCOME (EXPENSES):
Interest income	2,365	1,479
Interest and finance costs	(24,806)	(23,503)
Interest expense – related parties	—	(1,044)
Other, net	5,109	1,477
Gain / (loss) on derivative instruments	6,415	(43,015)
Total other expenses, net	(10,917)	(64,606)
Net Loss	$(147,697)	$(98,255)
Other comprehensive income / (loss):
Other comprehensive loss for the year	$(5,087)	$(904)
Total comprehensive loss for the year	$(152,784)	$(99,159)
OTHER FINANCIAL DATA
Net cash used in operating activities	(196,792)	(55,532)
Net cash used in investing activities	(9,691)	(46,756)
Net cash provided by financing activities	133,250	116,924
Net increase / (decrease) in cash, cash equivalents and restricted cash	(73,233)	14,636

	As of or for the year ended December 31,
	2023	2024
STATEMENT OF OPERATIONS	(expressed in thousands of U.S. dollars)
	(audited)	(audited)
BALANCE SHEET DATA (at period end)
Total current assets	252,417	240,017
Total assets	1,186,518	1,240,998
Total current liabilities	310,769	420,657
Common shares	250	250
Total shareholders’ equity / net assets	474,686	422,019

Non-GAAP Financial Measures (unaudited)(1)
EBITDA	(81,197)	(31,520)
Adjusted EBITDA	(74,631)	(1,008)
Total voyage revenue adjusted on a cash basis	664,296	1,193,885
Time Charter Equivalent (TCE) revenue	394,834	843,514

____________________________
(1)
EBITDA, Adjusted EBITDA, Total voyage revenue adjusted on a cash basis and TCE revenue are non-GAAP financial measures. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures” below for more information on EBITDA, Adjusted EBITDA, Total voyage revenue adjusted on a cash basis and TCE revenue, including a definition of each non-GAAP financial measure and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

FLEET DATA

	For the year ended December 31,
	2023	2024
Average number of owned vessels	43.8	37.6
Average number of charter-in third party vessels	43.1	62.3
Ownership days of owned fleet(1)	15,975	13,773

(1)
We define ownership days as the aggregate number of days in a period during which each vessel in our owned fleet has been owned by us. For more information regarding how we calculate ownership days, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”.

	For the three-month period ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Owned Dry Bulk Fleet Utilization(1)	97.7%	97.7%	98.7%	97.4%

(1)
We calculate our owned dry bulk fleet utilization by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet (including vessels chartered-in by CBI) by (ii) the number of our available days (owned dry bulk fleet) during such period. We define available days (owned dry bulk fleet) as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. For more information regarding how we calculate our owned dry bulk fleet utilization, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”.

The Spin-Off
Overview
Costamare Bulkers Holdings was incorporated on September 29, 2023. Costamare Bulkers Holdings (i) serves as the ultimate holding company of the subsidiaries that held, hold or were formed for the purpose of holding all dry bulk vessels owned indirectly by Costamare Inc. and (ii) following the spin-off and the completion of the Restructuring Transactions, will also serve as the holding company of CBI, which contains Costamare Inc.’s dry bulk operating platform. Costamare Inc. currently owns and operates both dry bulk vessels and containerships. On February 27, 2025 Costamare Inc. announced its intention to separate its dry bulk related businesses into a new public company by means of a spin-off transaction. After the spin-off and the completion of the Restructuring Transactions, Costamare Inc. will own only containerships and its leasing business under Neptune Maritime Leasing Limited (“NML”) and the Company will own and operate only dry bulk vessels, resulting in a “pure-play” international dry bulk shipping company.
We and Costamare Inc. believe that both independent, publicly traded companies will benefit from the spin-off for the reasons discussed in “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Reasons for the Spin-off”.
To enable the separation, Costamare Inc. will complete a series of restructuring transactions described under “Item 4. Information on the Company— 4.A. History and Development of the Company—The Spin-Off—Restructuring Transactions” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Costamare Inc. and Us” or the “Restructuring Transactions”. After the spin-off and distribution are complete, and after giving effect to the Restructuring Transactions, the holders of Costamare Inc. shares on the record date will own 99.25% of our outstanding shares, with Jens Jacobsen (the “CBI Minority Investor”) owning the remaining 0.75% of our outstanding shares, and we will be an independent, publicly traded company.
Prior to or substantially concurrently with the completion of the spin-off, we will enter into or will have entered into a Separation and Distribution Agreement with Costamare Inc. This agreement will govern the relationship between us and Costamare Inc. up to and after completion of the spin-off and allocate between us and Costamare Inc. various assets, liabilities and obligations. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for more detail.
Completion of the spin-off is subject to the satisfaction, or waiver by the Costamare Inc. Board, of a number of conditions. See “Item 4. Information on the Company— 4.A. History and Development of the Company—The Spin-off” for more detail.
Questions and Answers About the Spin-Off
The following provides only a summary of and answers to certain questions relating to the terms of the spin-off. You should read the section entitled “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off” below in this registration statement for a more detailed description of the matters identified below.
Q:	Why am I receiving this document?
A:
Costamare Inc. has made this document available to you because you are a holder of common shares of Costamare Inc. (“Costamare Inc. shares”). If you hold or have acquired and do not sell or otherwise dispose of your Costamare Inc. shares prior to the close of business on     , 2025, you will be entitled to receive      of our shares for every      Costamare Inc. shares that you hold. An application will be made to list our shares on the NYSE. This document will help you understand how the spin-off will affect your investment in Costamare Inc. and your investment in us after the spin-off.

Q:	How will the spin-off of Costamare Bulkers Holdings from Costamare Inc. work?
A:
Immediately prior to the spin-off, Costamare Inc. will hold all of the shares in Costamare Bulkers Holdings. To accomplish the spin-off, Costamare Inc. will distribute all of our shares held by Costamare Inc. to holders of Costamare Inc. shares, as of the close of business on   , 2025, on a pro rata basis. You will not receive fractional shares and will instead receive cash upon the sale of the aggregated fractional shares in lieu of any fractional shares. After the spin-off and the Restructuring Transactions are complete, the holders of Costamare Inc. shares on the record date will own 99.25% of our outstanding shares, with the CBI Minority Investor owning the remaining 0.75% of our outstanding shares. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares”. Following the spin-off, we will be an independent, publicly traded company, and Costamare Inc. will not retain any ownership interest in us. See also “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders”.
Q:	Why is the separation of Costamare Bulkers Holdings structured as a spin-off?
A:
Costamare Inc. believes that the spin-off structure we are using is an efficient way to separate its dry bulk related businesses in a manner that will create long-term value for Costamare Inc., Costamare Bulkers Holdings and their respective shareholders.

Q:	When will Costamare Bulkers Holdings shares begin to trade on a standalone basis?
A:
We will become a standalone public company, independent of Costamare Inc., on       , 2025, the distribution date, and our shares will commence “regular way” trading on a standalone basis on the NYSE at market open on      , 2025 (9:30 a.m. New York City time). See also “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Listing and Trading of Our Shares”.

Q:	What will be the ticker symbol of the Costamare Bulkers Holdings shares that Costamare Inc. shareholders will receive in the spin-off?
A:	Our shares are expected to trade on the NYSE under the ticker symbol “CMDB”.
Q:	When will Costamare Inc. shares cease to trade including the right to receive Costamare Bulkers Holdings shares?
A:
The last day of trading of Costamare Inc. shares including the right to receive our shares on the NYSE will be       , 2025. This means that any Costamare Inc. shares that you hold or acquire and do not sell or otherwise dispose of prior to the close of business on      , 2025 (5:00 p.m. New York City time) will include the right to receive our shares.

Q:	Will there be any “when-issued” trading of Costamare Bulkers Holdings shares before the distribution date?
A:
We anticipate that trading in our shares will begin on a “when-issued” basis approximately three trading days before     , 2025, the distribution date, and will continue up to, but not including, the distribution date and that “regular-way” trading in our shares will begin on the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our shares up to, but not including, the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our shares before, on or after the distribution date.

Q:	What is “regular-way” and “ex-distribution” trading of Costamare Inc. shares?
A:
We anticipate that starting approximately three trading days before     , 2025, the distribution date, and continuing up to, but not including, the distribution date, there will be two markets in Costamare Inc. shares on the NYSE: a “regular-way” market and an “ex-distribution” market. Costamare Inc. shares that trade in the “regular-way” market will trade with an entitlement to our shares to be distributed pursuant to the distribution. Costamare Inc. shares that trade in the “ex-distribution” market will trade without an entitlement to our shares to be distributed pursuant to the distribution.

If you decide to sell any Costamare Inc. shares before the distribution date, you should make sure your bank, broker or other nominee understands whether you want to sell your Costamare Inc. shares with or without your entitlement to our shares pursuant to the distribution.
See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Trading Between the Record Date and the Distribution Date” for more information.

Q:	When will Costamare Inc. shares commence trading excluding the right to receive Costamare Bulkers Holdings shares?
A:
Costamare Inc. shares will commence trading on a standalone basis without the right to receive our shares on the NYSE on     , 2025. This means if you purchase a Costamare Inc. share on or after      , 2025, the Costamare Inc. share will reflect an ownership interest solely in Costamare Inc. and will not include the right to receive any of our shares in the spin-off.

Q:	What do I have to do to participate in the spin-off?
A:
Holders of Costamare Inc. shares held in book-entry form with a bank or broker. Most Costamare Inc. shareholders hold their Costamare Inc. shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold Costamare Inc. shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for our shares that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name”, you should contact your bank or brokerage firm.

Registered shareholders. If you own your Costamare Inc. shares directly through Costamare Inc.’s transfer agent, Equiniti Trust Company, LLC, you are a registered shareholder. In this case, Equiniti Trust Company, LLC, the distribution agent, will credit our shares that you were entitled to receive in the distribution by way of direct registration in book-entry form to a new account with our transfer agent. The distribution agent will mail to you an account statement that indicates the number of our shares that have been registered in book-entry form in your name on or shortly after the distribution date. We expect it will take the distribution agent up to two weeks after the distribution date to complete the distribution of our shares and mail statements of holding to all registered shareholders.
The spin-off will not affect the number of outstanding Costamare Inc. shares or any rights of Costamare Inc. shareholders, although it will affect the market value of each outstanding Costamare Inc. share. See “—Will the spin-off affect the trading price of my Costamare Inc. shares?” below.
Q:	How many Costamare Bulkers Holdings shares will I receive in the spin-off?
A:
Costamare Inc. will distribute to you       of our shares for every        Costamare Inc. shares that you hold or have acquired and do not sell or otherwise dispose of prior to the close of business on     , 2025, the record date. For additional information on the distribution, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—When and How You Will Receive Costamare Bulkers Holdings Shares”.

Q:	How many Costamare Bulkers Holdings shares are expected to be outstanding immediately following the spin-off?
A:
Based on approximately      issued shares of Costamare Inc. as of     , 2025 and the application of the distribution ratio, and after giving effect to the Restructuring Transactions, we expect to have approximately      of our shares outstanding immediately following the spin-off. Costamare Inc. is expected to hold all of our shares immediately prior to the spin-off. The actual number of our shares that Costamare Inc. will distribute in the spin-off will depend on the total number of issued Costamare Inc. shares as of the close of business on     , 2025, the record date. Our shares that Costamare Inc. distributes will constitute all of our shares held by Costamare Inc. immediately prior to the spin-off. For additional information on our expected share capital following the spin-off, see “Item 10. Additional Information—10.A. Share Capital”.

Q:	How will fractional shares be treated in the spin-off?
A:
Costamare Inc. will not distribute any fractional shares in connection with the spin-off. Instead, Equiniti Trust Company, LLC, the distribution agent, will aggregate all fractional shares that Costamare Inc. shareholders would otherwise have been entitled to receive into whole shares and sell the whole shares in the open market at prevailing market prices. The aggregate net cash proceeds of such sales, net of brokerage fees and other costs, will be distributed pro rata to the relevant holders that would otherwise have been entitled to receive the fractional shares (based on the fractional share each such holder would otherwise be entitled to receive). Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders for U.S. Federal income tax purposes as described in greater detail in “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Material U.S. Federal Income Tax Consequences of the Spin-off”. See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares” for more detail.
Q:	What will happen to the listing of Costamare Inc. shares?
A:	After the spin-off, Costamare Inc. shares will continue to trade on the NYSE under the symbol “CMRE”.
Q:	Will the number of Costamare Inc. shares I own change as a result of the spin-off?
A:	No, the number of Costamare Inc. shares you own will not change as a result of the spin-off.
Q:	Will the spin-off affect the trading price of my Costamare Inc. shares?
A:
Yes. As a result of the spin-off, Costamare Inc. expects the trading prices of Costamare Inc. shares in the “regular way” market at market open on     , 2025 to be lower than the trading prices in the “regular way” market at market close on     , 2025, because the trading prices will no longer reflect the value of Costamare Inc.’s dry bulk related businesses. There can be no assurance that the aggregate market value of the Costamare Inc. shares and our shares following the spin-off will be higher than, equal to or lower than the market value of Costamare Inc. shares if the spin-off did not occur. This means, for example, that the combined trading prices of one Costamare Inc. share and       of one of our shares after market open on     , 2025 (representing the number of our shares to be received per every one Costamare Inc. share in the distribution) may be equal to, greater than or less than the trading price of one Costamare Inc. share before     , 2025. In addition, your Costamare Inc. shares sold in the “ex distribution” market (as opposed to the “regular way” market) will reflect an ownership interest solely in Costamare Inc. and will not include the right to receive any of our shares in the spin-off, but may not yet accurately reflect the value of such Costamare Inc. shares excluding its dry bulk related businesses.

Q:	Will the spin-off affect my Costamare Inc. preferred shares?
A:	No. There will be no change in Costamare Inc.’s preferred shares as a result of the spin-off.
Q:	What is the expected date of completion of the spin-off?
A:
We expect that the spin-off will be effective on     , 2025, the distribution date. This is the date that we will become a standalone public company, independent of Costamare Inc. It is expected that our shares will begin “regular way” trading separately from Costamare Inc. shares on     , 2025, on the distribution date. The completion and timing of the spin-off are dependent upon a number of conditions and no assurance can be provided as to the timing of the spin-off or that all conditions to the spin-off will be met.

Q:	What are the conditions to the spin-off?
A:	We expect that the spin-off will be effective on , 2025, the distribution date, provided that the following conditions shall have been satisfied or waived by Costamare Inc.:
•
the Costamare Inc. Board shall have authorized and approved the spin-off and related transactions and not withdrawn such authorization and approval, and shall have declared the dividend of our shares to Costamare Inc. shareholders;

•	our shares shall have been accepted for listing on the NYSE (subject to technical deliverables only);
•
the SEC shall have declared effective this registration statement under the Exchange Act, and no stop order suspending the effectiveness of this registration statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	all necessary government approvals, if any, required to consummate the spin-off have been received;
•	all necessary or appropriate actions under U.S. Federal, state or other securities laws or blue sky laws (and comparable laws under foreign jurisdictions) have been taken;
•
no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off shall be in effect, and no other event outside the control of Costamare Inc. shall have occurred or failed to occur that prevents the consummation of the spin-off (including obtaining any necessary consent from our or Costamare Inc.’s lenders); and

•
no other events or developments shall have occurred prior to the distribution date that, in the judgment of the Costamare Inc. Board, would result in the spin-off having a material adverse effect on Costamare Inc. or its shareholders.

Costamare Inc. is not aware of any material governmental approvals or actions that are necessary for consummation of the spin-off, other than the SEC declaring effective this registration statement under the Exchange Act. Costamare Inc. may waive one or more of these conditions, at the direction of the Costamare Inc. Board in its sole and absolute discretion, and the determination by the Costamare Inc. Board regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Costamare Inc.’s part to effect the distribution and complete the spin-off, and Costamare Inc. has reserved the right to amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date, at the direction of the Costamare Inc. Board. See also “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off”.
Q:	What if I want to sell my Costamare Inc. shares or my Costamare Bulkers Holdings shares?
A:	You should consult with your custodian bank or broker or other financial advisors and/or your tax advisors.
Q:	What are the U.S. Federal income tax consequences to me of the spin-off?
A:
The receipt of our shares by U.S. Holders (as defined in “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations”) pursuant to the spin-off should be treated, for U.S. Federal income tax purposes, as a taxable distribution in an amount equal to the fair market value on the distribution date of our shares that are received. Subject to the passive foreign investment company (“PFIC”) rules discussed in “Item 10. Additional Information—10.E. Tax Considerations— United States Federal Income Tax Considerations—PFIC Status”, this distribution will be treated as a dividend to the extent of the current and accumulated earnings and profits of Costamare Inc., as determined for United States federal income tax purposes. To the extent that the amount of the distribution exceeds Costamare Inc.’s current and accumulated earnings and profits for the taxable year of the distribution, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the holder’s Costamare Inc. shares, and to the extent the amount of the distribution exceeds the holder’s adjusted tax basis, the excess will be treated as capital gain. Costamare Inc. will not be able to determine the amount of the distribution that will be treated as a dividend until after the close of the taxable year of the Spin-off because its current year earnings and profits will be calculated based on its income for the entire taxable year in which the distribution occurs. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. Federal income tax purposes.

See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Material U.S. Federal Income Tax Consequences of the Spin-off” and “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations” for more information regarding the material tax consequences to U.S. Holders of the spin-off (including the definition of “U.S. Holder”).
Q:	Who will lead Costamare Bulkers Holdings after the spin-off?
A:	For more information regarding our management team and leadership structure, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Senior Management”.

Q:	Does Costamare Bulkers Holdings intend to pay cash dividends?
A:
Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The determination by our board of directors to declare and pay dividends, as well as the timing and amount of any dividends declared, will depend on, among other things, (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt or equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends. See “Item 8. Financial Information—8.A. Predecessor Combined Carve-out Financial Statements and Other Financial Information—Common Stock Dividend Policy” for more information.

Q:	Will Costamare Bulkers Holdings incur any debt prior to or at the time of the spin-off?
A:
For information regarding our indebtedness incurred prior to or at the time of the spin-off please see “Item 3. Key Information—3.B. Capitalization and Indebtedness” and “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.

Q:	What will the Costamare Bulkers Holdings relationship with Costamare Inc. be following the spin-off?
A:
Before our separation from Costamare Inc., we will enter into a Separation and Distribution Agreement with Costamare Inc. This agreement will govern the relationship between us and Costamare Inc. up to and after completion of the spin-off and allocate between us and Costamare Inc. various assets, liabilities, rights and obligations. We describe these arrangements in greater detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Costamare Inc. and Us”.

Q:	Are there risks associated with owning Costamare Bulkers Holdings shares?
A:
Yes. Ownership of our shares is subject to both general and specific risks relating to the dry bulk shipping industry in which we operate, our contractual relationships with Costamare Shipping and Costamare Services and our status as an independent, publicly traded company. Ownership of our shares is also subject to risks relating to the spin-off. Accordingly, you should carefully read the information set forth under “Item 3. Key Information—3.D. Risk Factors” in this registration statement.

Q:	Who will be the distribution agent, registrar and transfer agent for the Costamare Bulkers Holdings shares?
A:
Equiniti Trust Company, LLC, the distribution agent, will arrange for the distribution of our shares to holders of Costamare Inc. shares. For purposes of and following the spin-off, Equiniti Trust Company, LLC will act as our share registrar and transfer agent.

Q:	Where can I get more information?
A:	Before the spin-off, if you have any questions relating to the business performance of Costamare Inc. or Costamare Bulkers Holdings or the spin-off, you should contact Costamare Inc. at:
Costamare Inc.
Investor Relations
7 rue du Gabian,
MC 98000, Monaco
Tel: +377 93 25 09 40
Email: ir@costamare.com
www.costamare.com/ircontacts
After the spin-off, if you have any questions relating to our business performance, you should contact us at:
Costamare Bulkers Holdings Limited
Investor Relations
7 rue du Gabian,
MC 98000, Monaco
Tel: +377 92 00 1745
Email: ir@costamarebulkers.com
www.costamarebulkers.com/ircontacts

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
1.A.	DIRECTORS AND SENIOR MANAGEMENT
For information regarding our directors and senior management, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management”.
1.B.	ADVISERS
Our U.S. legal counsel is Cravath, Swaine & Moore LLP, 375 Ninth Avenue, New York, New York 10001. Our Republic of the Marshall Islands legal counsel is Cozen O’Connor, 175 Greenwich Street, 55th Floor, New York, New York 10007.
1.C.	AUDITORS
We have appointed Ernst & Young (Hellas) Certified Auditors Accountants S.A. to act as our independent Registered Public Accounting Firm. The address for Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras Str., Maroussi, Athens, 15125, Greece. Ernst & Young (Hellas) Certified Auditors Accountants S.A. is registered with the Public Company Accounting Oversight Board.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
B.	Capitalization and Indebtedness
The following table sets forth our (i) cash and cash equivalents and (ii) capitalization and indebtedness as of December 31, 2024 on:
•	an actual basis; and
•	an as adjusted basis, to give effect to the following events which either have occurred after December 31, 2024 or are expected to occur prior to the completion of the spin-off:
○	The expected contribution by Costamare Inc. of $100 million of cash and cash equivalents to the Company.
○	The expected debt forgiveness by Costamare Inc. of $85 million of the Company’s outstanding related party loans.
○	The expected prepayment by Costamare Inc. of $150 million of the Company’s total long-term debt.
○
The payments made by Costamare Inc. in connection with the scheduled repayments under the Company’s total long-term debt and the prepayment of the Company’s total long-term debt in connection with the sale of one of its vessels which have aggregated to approximately $14.5 million since January 1, 2025.

The “as adjusted” information below is not necessarily indicative of what our capitalization and indebtedness would have been had the separation and related transactions been completed as of December 31, 2024. Investors should read the information in this table together with the audited predecessor combined carve-out financial statements and related notes to those statements appearing elsewhere in this Form 20-F, as well as the section of this Form 20-F captioned “Item 5. Operating and Financial Review and Prospects” below. The amounts presented below are derived from the predecessor combined carve-out financial statements appearing elsewhere in this Form 20-F.

	As of December 31, 2024
(Expressed in thousands of U.S. dollars)	Actual	As adjusted
Cash and cash equivalents	$49,858	$149,858
Restricted cash	$10,177	$10,177
Debt
Total long-term debt	$339,251	$174,756
Related party loans	85,000	—
Equity
Common shares	$250	$250
Additional paid-in capital	$207,284	$207,284
Accumulated deficit	$(98,061)	$(98,061)
Net parent investment	$312,546	$662,041
Total shareholders’ equity	$422,019	$771,514
Total Capitalization	$846,270	$946,270

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
You should carefully consider the risks described below, together with all of the other information included in this registration statement, in evaluating Costamare Bulkers Holdings and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.
Risk Factor Summary
Industry Risks
•	Our profitability will be dependent on the level of charter and freight rates in the international dry bulk shipping industry which are based on macroeconomic factors outside of our control;
•	We are dependent primarily on short-term time charters, voyage charters and index-linked charters, which are exposed to volatility in the spot market;
•	We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market;
•
An oversupply of dry bulk vessel capacity may reduce charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends;

•	The operation of dry bulk vessels entails certain unique operational risks, which could affect our business, financial condition, results of operations and ability to pay dividends; and
•
Downside risks to the world economy, ongoing conflicts, renewed terrorist activity, the outbreak of a pandemic crisis, international hostilities, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Risks Inherent in Our Business
•	The increased volatility of our dry bulk operating platform may have a material adverse effect on our earnings and cash flow;
•
Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position;

•	Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our owned vessels or may pay rising crew wages and other vessel operating costs;
•	Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our shareholders;
•	We must make substantial capital expenditures to maintain the operating capacity of our owned fleet, which may reduce or eliminate the amount of cash available for distribution to our shareholders;
•	We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions;
•	Our limited operating history in the dry bulk shipping sector may make it difficult to assess our business or future viability;
•
The derivative contracts we may enter into to establish market positions and hedge our exposure to fluctuations in interest rates, foreign currencies, bunker prices, carbon emission allowances prices and freight rates can result in reductions in our shareholders’ equity, our cash position and our income;

•	We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income;
•	Our business depends upon certain members of our senior management who may not necessarily continue to work for us;

•
Our chief executive officer has an affiliation with one of our agencies and our largest shareholder has affiliations with our affiliated managers, three of our agencies and others that could create conflicts of interest between us and our affiliated managers, our agencies or other entities in which they have an interest;

•	Costamare Inc. may compete in the international dry bulk shipping industry, and we may compete in the international containership shipping industry; and
•	Our affiliated managers and agencies are privately held companies and there is little or no publicly available information about them.
Risks Relating to Our Securities and the Spin-Off
•	Our common shares have never been publicly traded and there is no existing market for our common shares;
•
Following the spin-off, the aggregate trading value of Costamare Bulkers Holdings and Costamare Inc. common shares may be less than the trading value of Costamare Inc.’s common shares before the spin-off;

•	Substantial sales of our common shares may occur shortly following the spin-off, which could cause our share price to decline;
•	The market price of our common shares may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline;
•	Our ability to operate our business effectively may suffer if we do not effectively establish our own administrative and support systems necessary to operate as a standalone public company;
•	The separation and spin-off from Costamare Inc. could have an adverse effect on our business or cause management distraction or business disruption as we begin to operate as a standalone company; and
•
Members of the Konstantakopoulos family are our principal existing shareholders and will control the outcome of matters on which our shareholders are entitled to vote; their interests may be different from yours.

Industry Risk Factors
Our profitability will be dependent on the level of charter and freight rates in the international dry bulk shipping industry which are based on macroeconomic factors outside of our control. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.
We are an independent shipping company that operates in the international dry bulk shipping industry. The international dry bulk shipping industry is both cyclical and volatile in terms of charter rates, freight rates and profitability. Our profitability is dependent upon the charter rates that we are able to charge for our owned and chartered-in ships and on the respective level of rates we have to pay for the ships we charter-in through CBI. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. We are exposed to changes in charter rates in the dry bulk market through both traditional vessel ownership as well as our dry bulk operating platform.
Since the factors affecting the supply of and demand for dry bulk vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. The Company may be positioned in the opposite direction prior to an increase or decline of market rates in which case our profitability and cash flows would be adversely affected and the value of our owned fleet could decrease.
The demand for dry bulk vessels has generally been influenced by, among other factors:
•	supply of and demand for energy resources and commodities;
•	changes in the exploration or production of energy resources and commodities;

•	the location of regional and global exploration, production and manufacturing facilities;
•	the location of consuming regions for energy resources and commodities;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions, including armed conflicts, terrorist activities, sanctions, embargoes, strikes, tariffs and “trade wars”;
•	economic slowdowns caused by public health events such as the coronavirus (“COVID-19”) pandemic or another epidemic;
•	natural disasters, developments and other disruptions in international trade;
•	changes in seaborne and other transportation patterns, including the distance cargo products are transported by sea, competition with other modes of cargo transportation and trade patterns;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.
Factors that influence the supply of dry bulk vessel capacity include:
•	the availability of financing;
•	the price of steel and other raw materials;
•	the number of newbuilding orders and deliveries, including slippage in deliveries;
•	the cost of newbuildings and the time it takes to construct a newbuild;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	port and canal congestion;
•	scrap prices and the time it takes to scrap a vessel;
•	speed of vessel operation;
•	costs of bunkers and other operating costs;
•	vessel casualties;
•	the efficiency and age profile of the existing dry bulk fleet in the market;
•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire;
•	the economics of slow steaming;
•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and
•	sanctions (in particular, sanctions on Iran, Russia and Venezuela, amongst others).
These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
Conditions in the international dry bulk shipping market can be volatile and cyclical and have varied significantly over the last decade. During 2022, mainly due to the conflict between Russia and Ukraine, the COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and time charter rates for Capesize, Panamax, Supramax and Handysize vessels (as measured by the BCI, BPI-82, BSI-58 and BHSI-38 Indexes, respectively) dropped on average by 50% compared to 2021 levels. During 2023, the full removal of COVID-19 lockdown policies in China, the increased demand for thermal coal and the reduction of transit flows in the Panama Canal, among other factors resulted in an increase of 57% in time charter rates for the aforementioned categories. During the first quarter of 2024, the Baltic Dry Index (“BDI”) dropped by 13%; however, by the end of the second quarter of 2024, nearly all its losses had been reversed. In addition to the increased demand for dry bulk commodities, the improvement during the second quarter was due to the Red Sea crisis continuing longer than expected, causing diversions in shipping routes. During 2024, and especially in the second half of the year, time charter rates for dry bulk vessels exhibited a significant decline resulting in a decrease of 52% for the year. Weak or volatile conditions in the dry bulk shipping sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.
We are dependent primarily on short-term time charters, voyage charters and index-linked charters, all of which are exposed to volatility in the spot market, which may result in volatile and decreased revenues or profitability.
As of March 13, 2025, our owned vessels are primarily under short-term time charters and index-linked charters and the vessels in the CBI fleet are primarily under voyage charters. Dependence on short-term time charters or voyage charters increases our exposure to the spot market due to their short durations, and index-linked charters increase our exposure to the spot market as the rate of earnings is reset every 15 days. Moreover, the majority of CBI fleet is chartered-in under index-linked hire agreements, which increases our exposure to the spot market as the rate of charter-in expenses is reset every 15 days. The spot market is highly competitive and rates within this market are subject to volatile fluctuations. We also may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. Therefore, if we continue to charter our vessels on short-term time charters, voyage charters and index-linked charters, our charter rates will be subject to the volatility of the spot market. The Company may be positioned in the opposite direction prior to an increase or decline of market rates in which case our profitability and cash flows would be adversely affected. In particular and with respect to CBI, in case the revenue we receive from spot market rates is lower than the respective charter-in expenses, our profitability and cash flows would be adversely affected.
We may have difficulty securing profitable employment for our vessels when their charters expire in a depressed market.
Our ability to employ our vessels and the charter rates payable when we employ our vessels will depend upon, among other things, the prevailing state of the dry bulk charter market. If the charter market is depressed when our vessels’ charters expire or when we are otherwise seeking new charters, we may be forced to charter our vessels at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap our owned vessels, which may reduce or eliminate our earnings or make our earnings volatile. Although we do not receive any revenues from our owned vessels while not employed, we are required to pay expenses necessary to man and maintain these vessels in proper operating condition, insure them and service any indebtedness on or secured by such owned vessels. Likewise, when our chartered-in vessels are not employed, we are still required to pay the vessels’ charter hire to the respective owner. In addition, for voyage charters, we are responsible for the cost of bunkers and other expenses for the repositioning of the vessel and the relevant voyage, increasing the complexity of our operations and exposing us to the volatility of these additional costs, in each case as compared to time charters. If we cannot re-charter a significant number of our vessels on time charters or voyage charters profitably, our results of operations and operating cash flow will be adversely affected. As of March 13, 2025, 79 of our vessels are employed; however, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.
Further, if the Company were to be positioned with a surplus of tonnage relative to its existing cargo commitments under Contracts of Affreightments (“COAs”), a decline in demand for dry bulk transportation could result in a reduction in our employed vessels, causing idle time and lay-up of vessels and a corresponding loss of revenues. If the Company were to have a surplus of cargo commitments relative to its available tonnage, an increase in the market rates could cause losses as the Company would have to charter-in vessels at higher rates to cover existing cargo commitments.
An oversupply of dry bulk vessel capacity may reduce charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends.
The number of dry bulk vessels on order as a percentage of the dry bulk fleet in the water was at a moderate level of 10% as of February 2025, and such number can quickly increase if multiple orders by industry participants and outside investors are placed. While the orderbook has consistently remained below 10% since the beginning of 2020, dry bulk vessels older than 15 years represent 24% of all dry bulk vessels, which, coupled with stricter environmental regulations relating to fuel oil emissions, could lead to increased activity in newbuild orders for more fuel efficient vessels. If, due to an oversupply of dry bulk vessels, charter rates decline upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends.
Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Since we operate vessels on short-term time charters, index-linked time charters and voyage charters obtained in the spot market, this seasonality may result in the future and has in the past resulted in quarter-to-quarter volatility in our operating results which could affect our ability to pay dividends to our common shareholders. The dry bulk market is typically stronger in the fall and spring months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months and increased South American grain shipments during spring. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended March 31 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ended June 30 and December 31.
The operation of dry bulk vessels entails certain unique operational risks, which could affect our business, financial condition, results of operations and ability to pay dividends.
The operation of certain ship types, such as dry bulk vessels, has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and may react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Furthermore, any defects or flaws in the design of a dry bulk vessel may contribute to vessel damage. Hull breaches in dry bulk vessels may lead to the flooding of the vessels’ holds. If a dry bulk vessel suffers flooding in its holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of the vessel. If we are unable to adequately maintain our owned vessels, we may be unable to prevent these events.
Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the loss of any of our owned vessels could harm our reputation as a safe and reliable vessel owner and operator.
Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and share price.
The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:
•	marine disaster;
•	piracy or terrorist attacks including the Houthi seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property loss or damage;
•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries or adverse weather conditions; and
•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs and lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.
The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, the second Trump administration has imposed and may continue to impose additional tariffs on imports from Canada, Mexico and China as well as on imports of steel and aluminum. The second Trump administration has also announced plans to impose tariffs on imports from the European Union. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, results of operations and financial condition.
The U.S.-China trade tension, including the second Trump administration’s recent economic and trade-related proposals, may provoke further retaliatory trade actions from the affected countries and could have an adverse effect on our business, financial condition, and results of operations. For example, in February 2025, the Office of the U.S. Trade Representative proposed imposing substantial service fees on Chinese-built or operated vessels entering U.S. ports. The proposal is subject to final determination by the Trump administration, and, if enacted, could impose millions of dollars in new fees each time any such vessel enters a U.S. port, adding costs that would likely be passed down to U.S. importers and exporters through higher freight rates. For example, as of March 13, 2025, 23 of our 38 owned vessels were built in Chinese yards and 29 of our chartered-in vessels (including one vessel from our owned fleet) were also built in Chinese yards. We may be subject to these fees if enacted, which could have an adverse affect our business, financial condition, and results of operations.
Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.
Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The employment of our dry bulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. The level of imports to and exports from China could be adversely affected by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China or imports to China could cause a material adverse impact on our results of operations, financial condition and cash flows.
Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, armed conflicts as well as the threat of future attacks or the spreading of armed conflicts, continue to cause uncertainty and volatility in the world markets and may affect our business, results of operations and financial condition. The ongoing conflict between Russia and Ukraine, the ongoing conflict between Israel and Hamas and related conflicts in the Middle East, the seizures and attacks on vessels travelling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea could disrupt supply chains, cause instability in the global economy and negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition.
The Houthi seizures and attacks on vessels traveling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. This has caused concerns of supply disruption as well as the risk of one of our vessels being attacked or seized. If there is a reduction in Houthi attacks and companies return to the Suez Canal and Red Sea, additional tonnage could be released to the market and may put downward pressure on rates. Events in the Israel-Hamas conflict and related conflicts in the Middle East have created additional concerns of disruption as the conflict has broadened and may further escalate. In addition, should the situation in the Middle East deescalate and liner companies gradually return to the Suez route, the release of tonnage could distort the current supply and demand dynamics. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could trigger a new refugee crisis, affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
Downside risks to the world economy, international hostilities and trade friction which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.
Global growth is subject to downside economic risks stemming from factors such as energy costs, fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. The current macroeconomic environment is also characterized by inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates in 2022 and 2023 and maintain them at a high level in 2024. Inflation and continued high interest rates may raise the cost of capital, increase our operating costs and generally reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, the economic impact of and global response to the emergence of a pandemic crisis such as COVID-19 or future epidemics and ongoing wars may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.
In addition, global financial markets and economic conditions which remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, may be negatively impacted by the aforementioned conflicts and risks. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Any future tightening of capital requirements could further reduce lending activities. If this were to occur, we may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all in the future. If financing becomes unavailable when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
Further, we anticipate that a significant number of port calls made by our vessels will continue to involve the loading or unloading of cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production continues to slow and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact shipping demand. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
Furthermore, CBI and our affiliated managers, as well as certain of our sub-managers maintain offices in Greece which exposes them to geopolitical risks related to Greece, such as a resurgence of influx of refugees. Although to date, these risks have not affected their operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our managers with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet.
We expect to conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.
We expect to conduct a substantial amount of business in China. As of March 13, 2025, 6 out of 38 of our owned vessels in the water had Chinese crews, which exposes us to potential litigation in China. Many of our owned and chartered-in vessels are expected to regularly call to ports in China, be maintained and repaired at Chinese shipyards or be purchased from or sold to Chinese counterparties. For the period from June 2021 to December 2024, our owned and chartered-in vessels made 3,778 port calls, 639 of which were at ports in China. As of March 13, 2025, one of our owned and chartered-in dry bulk vessels was chartered with Chinese charterers.
The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Since 1979, the Chinese government has made considerable progress in developing a comprehensive system of commercial laws to deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, there remains a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English court (or other non-Chinese court) in China.
New regulations in China may require us to incur new or additional compliance or other administrative costs. China has also enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China. This would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.
Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers or vessels chartered-in from Chinese counterparties as well as our vessels calling to Chinese ports, our vessels built at Chinese shipyards or our vessels purchased from or sold to Chinese counterparties, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Our financial and operating performance may be adversely affected by the continuation of COVID-19 or the occurrence of another epidemic and related governmental responses thereto.
Our business may be adversely affected by any new outbreaks of COVID-19 or occurrence of another epidemic that may emerge. The initial onset of COVID-19 introduced uncertainty into our operational and financial activities, resulting in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. We cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence of COVID-19 or occurrence of another epidemic, which may adversely affect global economic activity and could have a material adverse effect on our future business, results of operations, cash flows, financial condition, the carrying value of our assets, the fair values of our vessels and our ability to pay dividends. The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of epidemics and pandemics or a recession or market correction resulting from the spread of an epidemic could have a material adverse effect on our future financial and operating performance.
Risks Inherent in Our Business
The increased volatility of our dry bulk operating platform may have a material adverse effect on our earnings and cash flow.
Our dry bulk operating platform that commenced operations in the fourth quarter of 2022 represents a relatively new line of business for us. Uncertainties and risks related to our dry bulk operating platform include, but are not limited to, the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and is subject to greater fluctuations based on many factors beyond our control, including global economic conditions, the dry bulk charter market, availability of cargoes to be transported on board the dry bulk vessels we charter-in, off-hire periods and timing delays in the performance of cargo transportation, bunker prices, marine disasters, environmental accidents, war, terrorism, piracy and other circumstances or events. Any such factors could reduce the demand for the chartering-in and chartering-out of dry bulk vessels and could therefore adversely affect our earnings and cash flow. The dry bulk operating platform was also capitalized with an aggregate investment of $207.5 million and may require additional capital in the future. In addition, our senior management team and managers have limited experience with the oversight of a dry bulk operating platform and may not successfully or efficiently manage this new line of business. See “Item 4. Information on the Company—4.B. Business Overview—General”.
Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Through our dry bulk operating platform, we use derivative instruments, such as forward freight agreements in order to establish market positions on the freights market. We also use derivative instruments such as forward freight agreements, foreign exchange forwards and bunker swaps to hedge our exposure to fluctuations in the charter market, foreign exchange rates and bunker prices. Furthermore, we use derivative instruments to hedge our exposure to European Union Allowances within the context of EU’s Emissions Trading Scheme. As a result of such trades, we may incur losses on our derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Furthermore, daily fluctuations in the derivatives market could lead to cash flow risk as negative variances in mark to market value may require margin calls.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could have a material adverse effect on our results of operations and financial condition and impair our ability to pay dividends.
Payments to us by our charterers under charter agreements are and will be our main source of operating cash flow. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.
If we lose a time or voyage charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. Likewise, when our chartered-in vessels are not employed, we are still required to pay the vessels’ charter hire or freight rates to the respective owner. The combination of any surplus of vessel capacity and the expected entry into service of new technologically advanced or more environmentally friendly vessels may make it difficult to secure substitute employment for any of our ships if our counterparties fail to perform their obligations under the currently arranged time or voyage charters, and any new charter arrangements that we may be able to secure could be at lower rates. Furthermore, the surplus of vessels available at lower charter rates and lack of demand for our customers’ services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended.
The loss of any of our charterers, time or voyage charters or vessels, or a decline in payments under our time or voyage charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
In addition, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand vessels, provide performance guarantees relating to shipbuilding contracts, to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts or derivative contracts (including interest rate swaps, bunker swaps, exchange rate swaps, or forward freight agreements) or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.
The declaration and payment of dividends is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and/or equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.
The international dry bulk shipping industry is highly volatile, and we are a newly standalone public company. Therefore, we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends may fluctuate significantly based upon, among other things:
•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;
•	the due performance by our charterers and other counterparties of their obligations;
•	our fleet expansion strategy and associated uses of our cash and our financing requirements;
•	delays in the delivery of secondhand or, if relevant, newbuild vessels and the beginning of payments under charters relating to those vessels;
•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;
•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
•	disruptions due to an epidemic or pandemic;
•
prevailing global and regional economic and political conditions, including the conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Red Sea crisis;

•	changes in interest rates;
•	currency exchange rate fluctuations;
•	dry bulk freight rates and bunker prices;
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•	the requirements imposed by classification societies;
•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;
•	the level of capital requirements of our dry bulk operating platform;
•	the level of charter hire or freight payments to owners of chartered-in vessels;
•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;
•	fluctuations in our working capital needs;
•	our ability to make, and the level of, working capital borrowings;
•	changes in the basis of taxation of our activities in various jurisdictions;
•	modification or revocation of our dividend policy by our board of directors;
•	the ability of our subsidiaries to pay dividends and make distributions to us; and
•	the amount of any cash reserves established by our board of directors.
The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.
In addition, our credit facilities prohibit the payment of dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends. For more information regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects”.

Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs, which may have the effect of increasing costs or reducing our owned fleet utilization which could have a material adverse effect on our business, results of operations and financial condition.
Acquiring and renewing time charters depends on a number of factors, including our ability to man our owned vessels with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain suitably skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are in a position to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our owned fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our shareholders.
The price and supply of vessel fuel, known as bunkers, is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.
The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters. As of March 13, 2025, the majority of the vessels that we charter-in under our dry bulk operating platform are employed under voyage charters and we may enter into more such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are willing to pay.
A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.
In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Because the cost of fuel is born by our charterers for our vessels employed on a time charter basis or by ourselves when we charter-in vessels, which are generally not equipped with scrubbers, such vessels may be less competitive compared to vessels that are equipped with scrubbers. As of March 13, 2025, we owned eight dry bulk vessels in the water that are equipped with scrubbers. As of March 13, 2025, we have chartered-in for a period 53 dry bulk vessels, 24 of which are equipped with scrubbers, of which three are vessels chartered-in from our owned fleet. Ships that are not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

Reliance on suppliers may limit our ability to obtain supplies and services when needed and could result in additional off-hire days or delays in the repair and maintenance of our owned fleet which could have a material adverse effect on our revenues and cash flows.
We rely on a significant number of third party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our owned fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our owned fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.
We must make substantial capital expenditures to maintain the operating capacity of our owned fleet, which may reduce or eliminate the amount of cash available for distribution to our shareholders.
We must make substantial capital expenditures to maintain the operating capacity of our owned fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our owned fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including expenditures to maintain and replace, over the long-term, the operating capacity of our owned fleet, may reduce or eliminate the amount of cash available for distribution to our shareholders.
The aging of our owned fleet may result in increased operating costs in the future, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our owned fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off- hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology or design. In addition, older vessels are often less desirable to charterers, and it can be more difficult to employ them on profitable time or voyage charters, particularly during periods of decreased demand in the charter market. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our owned vessels and may restrict the type of activities in which our owned vessels may engage.
Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our owned fleet. Our cash flows and income, among others, are dependent on the revenues earned by the chartering of our owned dry bulk vessels. The inability to replace the vessels in our owned fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
As of March 13, 2025, our current owned fleet of 38 dry bulk vessels (including one secondhand vessel that we have agreed to sell) had an average age of 13 years. See “Item 4. Information on the Company—4.B. Business Overview—Our Fleet”. We cannot assure you that, as our owned vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.
The market value of our owned vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss, which would adversely affect our financial condition and could impair our ability to pay dividends.
Dry bulk vessel values can fluctuate substantially over time due to a number of different factors, including:
•	prevailing economic conditions affecting the international dry bulk shipping industry;
•	reduced demand for dry bulk vessels, including as a result of a substantial or extended decline in world trade;
•	increases in the supply of vessel capacity;
•	changes in prevailing charter hire rates;

•	the physical condition, size, age and technical specification of the ships;
•	the costs of building new vessels;
•	changes in technology which can render older vessels obsolete;
•	the relative environmental efficiency of the vessel, as compared to others in the markets in which our vessels operate;
•	whether the vessel is equipped with an exhaust gas scrubber or not; and
•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

The risk of realizing a loss on the sale of a vessel is greater during periods when vessel values are low compared to their historical levels. In the future, we may sell any of our owned vessels under unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. If the market values of our owned vessels deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations.
In addition, any such deterioration in the market values of our owned vessels could trigger a breach of certain covenants under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.
We expect to grow our business mainly through selective acquisitions of secondhand vessels to the extent that they are available. Our future growth will primarily depend on:
•	the availability of employment for our owned vessels;
•	locating and identifying suitable secondhand vessels at acceptable prices;
•	obtaining required financing on acceptable terms;
•	consummating vessel acquisitions;
•	enlarging our customer base;
•	hiring additional shore-based employees and seafarers;
•	continuing to meet technical and safety performance standards; and
•	managing joint ventures or significant acquisitions and integrating the new ships into our owned fleet of dry bulk vessels.
Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low; however, any vessel acquired without an attached time charter will still incur expenses to operate, insure, maintain and finance, thereby significantly increasing the cash outlay. In addition, any vessel acquisition may not be profitable and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:
•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable (through our managers) to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and owned fleet of dry bulk vessels;
•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.
If we fail to properly manage our growth through acquisitions of secondhand vessels, we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.
Future acquisitions of secondhand vessels may result in increased operating and maintenance costs.
All our owned dry bulk vessels we have acquired are secondhand vessels. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. Depending on market conditions, we may purchase a secondhand vessel on an as-is basis based on the review of its records, but even when we do inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. In addition, if a secondhand vessel is not in the condition promised or warranted by its seller and requires significant repairs, we may find it hard to be indemnified by the respective seller, which is typically a single-vessel shipowning company with no assets, other than their vessel sold, and no continuing operations, and which may even no longer be in existence when the damage or other deficiency is discovered. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels which we had operated since they were built. In addition, variability in the age and type of secondhand vessels in our owned fleet of dry bulk vessels may prevent us from attaining economies of scale in our operations and maintenance of our owned fleet, which may result in higher costs. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our shareholders.
Delay in the delivery or cancelation of any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings.
We may contract to acquire newbuild or additional secondhand vessels in the future. A delay by the seller or shipyard in the delivery date of any vessel we contract to purchase will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter, which could materially impact our operations. If the seller of any vessel we contract to purchase is not able to build and/or to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
The expected delivery dates under any shipbuilding contracts or purchase agreements we may enter into in the future, may be delayed or the relevant contract may be cancelled for reasons not under our control, including, among other things:
•	quality or engineering problems;
•	breach of contract by, or disputes with, our counterparties;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy of or other financial crisis involving the shipyard or other seller;
•	a backlog of orders at the shipyard;

•	sanctions imposed on the seller, the shipyard or the vessel;
•	political, social or economic disturbances;
•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;
•	disruptions due to epidemics or pandemics;
•	requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	an inability to obtain requisite permits or approvals;
•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and
•	financial instability of the charterers in the case of agreed time charters for newbuild vessels, resulting in potential delay or inability to charter such newbuild vessels.
We may be unable to obtain additional debt financing for future acquisitions of newbuild and secondhand vessels, which may have a material adverse effect on our business, results of operations and financial condition or may be unable to obtain such financing on favorable terms, which could have a material adverse effect on our financial condition and results of operations.
Our ability to borrow against the vessels in our existing owned fleet of dry bulk vessels and any vessels we may acquire in the future largely depends on the existence of continued employment of the vessel and on the value of the vessels, which in turn depends in part on charter hire rates, the creditworthiness of our charterers and the duration of the charter. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our vessels may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. As of March 13, 2025, most of our vessels that are under employment are employed primarily on short term time charters, and there is no guarantee that we will secure employment for our vessels on a continuous basis in the future, which may limit our ability to obtain debt financing. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Any future tightening of capital requirements could further reduce lending activities. If this were to occur, we may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all in the future. If financing becomes unavailable when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
Our business depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time or voyage charters and COAs, for which we will face competition from new entrants and established companies that may have greater resources and access to capital.
The international dry bulk shipping industry is highly competitive, capital intensive and highly fragmented with virtually no barriers to entry. We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own dry bulk vessels, but may choose to do so. We are also a new entrant in the dry bulk industry, and some of our competitors may have more experience and more established customer relationships.
One of our principal objectives is to acquire and charter-in additional vessels in conjunction with entering into additional time or voyage charters and COAs for these vessels. The process of obtaining new time or voyage charters and COAs is highly competitive and generally involves an intensive screening process and competitive bids. Generally, we compete for charters and COAs based upon charter or freight rate, as applicable, customer relationships, operating expertise, professional reputation and vessel specifications, including size, age and condition. Many of our competitors have greater resources and access to capital than we have and operate larger fleets than we may operate, and thus they could be able to offer lower charter rates or higher quality vessels than we are able to offer. Any increased competition may cause greater price competition for time and voyage charters and COAs, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Furthermore, since the charter or freight rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or establish relationships with new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. For more information, please read the section titled “The International Dry Bulk Shipping Industry”.
We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.
Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal year, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future or the amounts of dividends which may be paid.
Our credit facilities and/or other future financing arrangements contain or may contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under these credit facilities could result in an event of default under such credit facilities and foreclosure on our vessels.
In connection with the spin-off, we have entered into credit facilities and may enter into additional credit facilities or other financing arrangements with respect to our dry bulk related businesses. Our credit facilities impose certain operating and financial restrictions on us and require us to be in compliance with certain financial covenants.
The operating and financial restrictions generally
(1)	limit our ability to, among other things:
•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
•	allow the vessel-owning subsidiaries to cease being, directly or indirectly, our wholly owned subsidiaries;
•	sell or transfer significant assets; or
•	allow the Konstantakopoulos family’s direct or indirect holding in us to fall below 30% of the total issued share capital; and

(2)	limit the ability of our applicable financed vessel-owning subsidiaries to, among other things:
•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
•	sell or transfer any of their assets, unless the relevant financing obligation is prepaid;
•	make or repay loans or advances, other than repayment of the credit facilities;
•	make investments in other persons; or
•	create liens on assets or provide guarantees other than for in the ordinary course of trading.
Our credit facilities also require us and our applicable financed vessel-owning subsidiaries to maintain the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 115% to 120% of the then-outstanding amount of the credit facility and any related swap exposure. This minimum value covenant must be determined at the expense of the borrower throughout the tenor of the credit facilities.
Following the spin-off we will be required to maintain compliance with the following financial covenants to maintain minimum liquidity, minimum market value adjusted net worth and leverage ratios, as defined below:
•
the ratio of total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1 (calculated based on our wholly-owned subsidiary, Costamare Bulkers Ships Inc.’s (“Costamare Bulkers Ships”) consolidated financial statements);

•
the aggregate amount of all cash and cash equivalents including restricted cash (as per Costamare Bulkers Holdings’ consolidated financial statements) may not be less than the greater of (i) $30 million or (ii) 3% of total bank debt on a consolidated basis of Costamare Bulkers Ships; and

•	the market value adjusted net worth must at all times exceed $100 million (calculated based on Costamare Bulkers Ships’ consolidated financial statements).
The credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other indebtedness in excess of a threshold and bankruptcy.
A failure to meet our payment and other obligations could lead to defaults under these credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our owned fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our shareholders. For additional information, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.
Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities or to pay dividends and may increase our cost of borrowing or cause us to issue additional equity securities which would be dilutive to existing shareholders.
As of December 31, 2024, we had outstanding bank loan indebtedness of approximately $339.3 million, and we expect to incur additional indebtedness as we grow our owned fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:
•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.
Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing dividend payments, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
In the future we may change our operational and financial model by replacing amortizing debt in favor of non-amortizing debt with a higher fixed or floating rate without shareholder approval, which may increase our risk of defaulting on our indebtedness if market conditions become unfavorable.
Our limited operating history in the dry bulk shipping sector may make it difficult for our shareholders to evaluate the success of our business to date and to assess our future viability.
Historically, Costamare Inc. has derived its revenues from the operation of containership vessels, and expanded into the dry bulk shipping sector in June 2021. Our dry bulk operating platform commenced operations in the fourth quarter of 2022. As such, we are relatively new to the dry bulk sector. Entry into a new line of business comes with many risks, such as unforeseen expenses, difficulties in establishing operational policies and business strategy, less familiarity with certain operational challenges in the sector, and other unknown obstacles. These risks, combined with our limited operating history and track record, may make it difficult for shareholders to assess our business and future prospects.
Additionally, our lack of operating history and changes in our business make it difficult to accurately compare our prior results and performance and to predict our future financial viability. For example, our dry bulk operating platform commenced operations in the fourth quarter of 2022, and thus, was not in operation during most of the year ended December 31, 2022. The lack of extended financial and operational data make it more difficult to accurately evaluate our business. Comparisons of our prior results and performance and any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.
The derivative contracts we may enter into to establish market positions and hedge our exposure to fluctuations in interest rates, foreign currencies, bunker prices, carbon emission allowances prices and freight rates can result in reductions in our shareholders’ equity, our cash position and our income. There can be no assurance that these hedges will be effective as they depend on the credit worthiness of our counterparties. We may also incur losses on these derivative positions, which may have a material adverse effect on our results of operations and financial position.
We may enter into interest rate swaps, interest rate caps and cross currency swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities that are advanced at floating rates based on the Secured Overnight Financing Rate (“SOFR”) and to manage our exposure to fluctuations in foreign currencies. The amount of interest we may be required to pay may end up being higher than the amount we would have to pay had we not entered in such derivative contracts, depending on market circumstances.
We have entered into forward freight agreements to establish market positions and to hedge our exposure to dry bulk freight rates. We also entered into bunker swaps to establish market positions and hedge our exposure to bunker prices, and we enter into carbon emission allowances futures (EUAs) to hedge our exposure to carbon emission allowances prices. The settlement amounts we may have to pay (or receive) at expiration of such derivative contracts (or whilst trading such derivative contracts) may be higher (or lower) than the amount we would have to pay (or receive), had we not entered into such derivative contracts, depending on market circumstances. Furthermore, we are exposed to basis risk on our forward freight agreements and bunker swaps that have been utilized for hedging, as the derivatives indices do not exactly match vessel or bunker real market characteristics. For instance, we may charter vessels that do not match with the freight forward agreements indices specifications, or we may enter into bunker swap contracts that are priced on different ports than where the actual bunker purchases will take place. Hence, we will not be in a position to perfectly hedge our freight and bunker market risk through forward freight agreements and bunker swaps. In addition, we use the derivative markets and take positions in derivative instruments, including forward freight agreements. As a result of such trades, we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. We may incur losses on these derivative positions, and those losses could be material. For additional information see “Item 3. Key Information—3.D. Risk Factors—Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position.”
From time to time, we also enter into certain currency hedges. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection (when traded for hedging purposes) against adverse changes in interest rates, currency exchange rates, freight rates or bunker prices or that our counterparties will be able to perform their obligations. In addition, there may be new future regulation of the swaps markets in the United States, the European Union and elsewhere, and the cost of interest rates and currency hedges may increase or suitable hedges may not be available.
While we monitor the credit risks associated with our counterparties and many of our derivative contracts are cleared through clearinghouses, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. The potential for our counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.
To the extent our existing derivative contracts do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of operations. Changes in the fair value of our derivative contracts that qualify for treatment as hedges for accounting and financial reporting purposes are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.
Fluctuations in interest rates could result in financial losses for us.
We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on SOFR. Significant increases in interest rates could adversely affect our financial position, results of operations and our ability to service our debt. From time to time, we take positions in interest rate derivative contracts in order to manage our exposure to and risk associated with such interest rates fluctuations, however no assurance can be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. For example, between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%, while during 2024, SOFR gradually decreased to 4.49%. As of December 31, 2024, our obligations under our secured credit facilities that bear interest at SOFR plus a margin amounted to $339.3 million. For additional information, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.
Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could negatively affect our results of operations.
Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in U.S. dollars, but a substantial portion of our vessels’ operating expenses and overheads are incurred in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and Singapore dollar. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, thereby decreasing our net income. While we may hedge some of this exposure from time to time, our U.S. dollar-denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. For additional information, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.

Increased competition in technology and innovation could reduce our charter hire and freight income and the value of our owned vessels.
The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy as well as reduced greenhouse gas emissions. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new vessels are built in the future that are more efficient or flexible or have longer physical lives than our owned vessels, competition from these more technologically advanced vessels could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our owned vessels once their current time charters expire and the resale value of our owned vessels. This could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our shareholders.
We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.
Our business and the operation of our vessels are materially affected by environmental regulations in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including regulations governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and climate change. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our vessels.
Environmental regulations may also require or cause a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of or increased costs for insurance coverage relating to environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including obligations to pay for emissions allowances, cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our vessels. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our shareholders.
For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the vessels in our owned fleet, Costamare Shipping and each of our sub-managers is ISM Code-certified, although such certifications are subject to change or revocation.
Furthermore, on January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulphur oxides came into force. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, which allows the vessel to use the existing, less expensive, high sulphur content fuel, or fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of vessels in the future, given that the cost of fuel is borne by our charterers for vessels employed on a time charter basis or us when we charter-in vessels. Our owned and chartered-in vessels which are not equipped with scrubbers may be less competitive compared to vessels that are equipped with scrubbers and may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped. As of March 13, 2025, we owned eight dry bulk vessels that are equipped with scrubbers. As of March 13, 2025, we have chartered-in 53 dry bulk vessels for a period, 24 of which are equipped with scrubbers, of which three are vessels chartered-in from our owned fleet.
In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2024, one of our 38 vessels is EU-flagged.
Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2024, all our EU-flagged vessels met this weight specification. The European List presently includes nine facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, in tandem with a possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.
In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled solely in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sales of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. As a result, we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers for vessel recycling.
Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, is expected to become stricter in the future. We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional compliance obligations, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. To comply with new environmental laws and regulations and other requirements that may be adopted, we may be required to incur significant capital and operational expenditures to keep our vessels in compliance, or to scrap or sell certain vessels entirely. For additional information see “Item 4. Information on the Company—4.B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.
Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.
Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gas (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries will seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. As of January 1, 2025, the EU MRV Regulation 2015/757 was extended to cover offshore vessels and general cargo ships of over 400 gross tonnage. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.
The EU has also enacted the FuelEU Maritime Regulation (as defined below), which became effective on January 1, 2025. The regulation established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The Regulation requires reductions in the lifecycle GHG intensity of fuel measured on a Well-to-Wake (WtW) basis which will gradually increase over time, beginning with a 2% reduction in 2025, up to 80% by 2050.
In addition, as of January 2023, amendments to MARPOL Annex VI require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG emissions reduction measures. Under these regulations, vessels must calculate their Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”), and vessels that receive poor ratings may incur additional regulatory burdens. These and other emission requirements present significant challenges for vessel owners and operators. To address any potential compliance challenges for some of our existing vessels, particularly the older ones, we may incur significant capital expenditures to apply efficiency improvement measures and meet the required EEXI threshold, such as steps associated with shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The EEXI and CII regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of a shaft/engine power limitation as a measure to comply with such framework may lead to the continuing prevalence of slow steaming to even lower speeds. This, in turn, could result in the contracting/building of new ships to replace any reduction in capacity.
In July 2023, the International Maritime Organization (“IMO”) adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that established new mid-term emissions reduction goals and guidance. Implementation of the framework through regulatory measures may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations.
These requirements and any adoption of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restricts emissions of GHGs could significantly increase our operating costs, including for the purchase of emissions credits or penalties for our ships exceeding GHG emissions intensity requirements or applicable emissions thresholds, require us to make significant financial expenditures, including the installation of pollution controls, or reduce the value of our fleet, as well as have other impacts on our business or operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.
We rely on the information systems of our affiliated managers and agencies and other service providers to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The safe and efficient operation of our business including, but not limited to, accounting, billing, disbursement, booking and tracking, vessel scheduling, vessel operations and managing our financial exposure is dependent on computer hardware and software systems which are operated by our affiliated managers and agencies and other service providers. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Failure of critical systems on board a vessel such as failure of its propulsion system or its steering and navigation control systems due to breaches on vessel’s information systems entails a major safety risk and could lead to dangerous situations for the safety of the seafarers on board the vessel, the vessel and potentially threaten the environment. Our affiliated managers and agencies and other service providers also rely on information systems to provide us with their services. Any significant interruption or failure of one of our manager’s, our agencies’ or other service provider’s information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us, which could subject us to fines, penalties or litigation which could have an adverse effect on our results of operations and financial condition.
We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in loading, offloading, trans-shipment or delivery, and the levying of customs duties, fines and other penalties against us.
Changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.
Governments could requisition our owned vessels during a period of war or emergency, resulting in loss of earnings.
A government of the jurisdiction where one or more of our owned vessels are registered could requisition for title or seize our owned vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our owned vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our owned vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our owned vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Acts of piracy and attacks on ocean-going vessels could adversely affect our business.
Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Malacca Strait, the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, West Africa, and increasingly in the Gulf of Guinea. Furthermore, the recent seizures and attacks by the Houthi and Iran on commercial vessels in the Red Sea, Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Crew costs could also increase in such circumstances. In the event that a vessel is seized and remains in captivity for a period exceeding 180 days, the charterers will terminate the charter and the insurance cover will expire. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental incidents. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of dry bulk vessels in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.
We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss of a vessel. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.
We do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.
Our charterers may engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.
Maritime claimants could arrest our vessels, which could interrupt our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels or to other vessels owned or controlled by Costamare Inc. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose its insurance coverage and therefore will be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to shareholders.
Our business depends upon certain members of our senior management and our affiliated managers and agencies who may not necessarily continue to work for us.
Our future success depends to a significant extent upon certain members of our senior management and our affiliated managers and agencies. Our affiliated managers and agencies and certain members of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. Jens Jacobsen has significant experience in the shipping industry, and his expertise is paramount to our agencies’ operations. If these individuals were no longer to be affiliated with us or our affiliated managers and agencies, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.
Our chief executive officer has an affiliation with one of our agencies and our largest shareholder has affiliations with our affiliated managers, three of our agencies and others that could create conflicts of interest between us and our affiliated managers, our agencies or other entities in which they have an interest.
Our affiliated managers, which will provide services to us, our fleet and our vessel-owning subsidiaries under the Framework Agreement, the Services Agreement and the separate ship management agreements as the case may be, are controlled by our largest shareholder, Konstantinos Konstantakopoulos and a member of his family. Specifically, Costamare Shipping is controlled by Konstantinos Konstantakopoulos and Costamare Services is controlled by Konstantinos Konstantakopoulos and a member of his family. Costamare Shipping may subcontract certain of its obligations to affiliated sub-managers, such as Navilands and Navilands (Shanghai), both of which are also controlled by Konstantinos Konstantakopoulos, or subject to our consent to third party sub-managers. Following the spin-off and the completion of the Restructuring Transactions, Konstantinos

Konstantakopoulos will own approximately 28.6% of our common shares. In addition, pursuant to agreements dated November 14, 2022 (the “2022 Agency Agreements”), Local Agency A, Local Agency B and Local Agency C and pursuant to the agreement dated November 20, 2023 (together with the 2022 Agency Agreements, the “Agency Agreements”), Local Agency D provide chartering and other services to CBI. Local Agency A, Local Agency B and Local Agency D are controlled by our largest shareholder, Konstantinos Konstantakopoulos. Local Agency C is controlled by our chief executive officer, Gregory Zikos. On December 16, 2024, the Agency Agreements were amended and restated to allow each Local Agency to provide its services to any dry bulk subsidiary of Costamare Inc., in addition to CBI. CBI may also charter out its vessels to Local Agency C. CBI provides a tax indemnity under a deed (the “Tax Indemnity Deed”) to Local Agency C with respect to certain disputes with local tax authorities.. Our chief commercial officer, Jens Jacobsen, is the managing director of Local Agency B. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Agency Agreements were set before the spin-off by Costamare Inc. and have not been negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to us than if such terms were obtained from a non-related third party.
Additionally, following the spin-off and the completion of the Restructuring Transactions, Konstantinos Konstantakopoulos, our largest shareholder, will own approximately 28.6% of our common shares, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or three of our agencies, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements and Agency Agreements, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our largest shareholder. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—4.B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions”.
Costamare Inc. may compete in the international dry bulk shipping industry, and we may compete in the international containership shipping industry. There can be no assurances that we will remain a “pure-play” dry bulk shipping company moving forward.
The spin-off will result in a “pure-play” international dry bulk shipping company. Following the spin-off and the completion of the Restructuring Transactions, Costamare Bulkers Holdings will own only dry bulk vessels and the dry bulk operating platform under CBI, and Costamare Inc. will own only containerships and its leasing business under NML. While we do not currently have plans to expand outside of the dry bulk shipping industry into other international shipping sectors, such as the containership industry, there can be no assurances that we will not do so in the future.
The Separation and Distribution Agreement will restrict Costamare Inc. from acquiring or owning dry bulk vessels or a controlling interest in a business that owns such vessels without offering us the opportunity to acquire such dry bulk vessels. However, if we are not willing or able to acquire such dry bulk vessels from Costamare Inc. within the periods set forth in the Separation and Distribution Agreement, Costamare Inc. will thereafter be free to own, operate and charter such dry bulk vessels. Our ability to own containership vessels and to acquire or invest in a business that owns such vessels will not be restricted. Additionally, in the event Costamare Inc. enters the international dry bulk shipping industry or we enter the international containership shipping industry, conflicts of interest may arise from the following relationships:
•
our affiliated managers have substantially similar contractual relationships with Costamare Inc. as they have with us, which does not include any restrictions on offering dry bulk or containership opportunities to Costamare Inc. before us or to us before Costamare Inc.,

•	certain members of our board of directors and our management are also members of the board of directors or management of Costamare Inc., and
•	our major shareholders, Konstantinos Konstantakopoulos and members of his family, are also major shareholders of Costamare Inc.
Additionally, Konstantinos Konstantakopoulos, our largest shareholder and the chief executive officer of Costamare Inc., and members of his family, who are also major shareholders of Costamare Inc., will not be precluded from owning dry bulk vessels or from acquiring or investing in a business that owns such vessels. As such, Konstantinos Konstantakopoulos and/or members his family could own or have interests in vessels that are in direct competition with our vessels, which could harm our business or give rise to conflicts of interest.
Such potential conflicts of interest, as well as Costamare Inc.’s activity in the international dry bulk shipping industry, could have an adverse effect on the results of our operations.
Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.
Our sub-managers V.Ships Greece Ltd. (“V.Ships Greece”), FML Ship Management Limited (“FML”), Navilands Bulker Management Ltd. (“Navilands”) and Navilands (Shanghai) Bulkers Management Ltd. (“Navilands (Shanghai)”) provide and actively seek to provide services to third parties. Costamare Shipping and Costamare Services have provided in the past and may provide in the future management services and other services to dry bulk vessels owned by entities controlled by our largest shareholder, Konstantinos Konstantakopoulos or members of his family and their affiliates that are similar to and may compete with our vessels. Our managers’ provision of management services to third parties, including related parties, that may compete with our owned vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.
Our affiliated managers and agencies are privately held companies and there is little or no publicly available information about them.
The ability of our affiliated managers and agencies to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our managers’ financial strength, and because they are privately held companies, information about their financial strength is not publicly available. As a result, an investor in our shares might have little advance warning of problems affecting any of our managers, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our affiliated managers and agencies that has a material impact on us to the extent that we become aware of such information.
We depend on our affiliated managers and agencies to operate and expand our business and compete in our markets.
Pursuant to the Framework Agreement, between Costamare Shipping and us to be entered into on the distribution date (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries to be entered into on the distribution date (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our affiliated managers will provide us with, among other things, commercial, technical and other services for our owned fleet. Pursuant to the Agency Agreements, CBI appointed the Agency Companies on an exclusive basis to provide chartering, cargo sourcing and/or research services. CBI may also charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. See “Item 4. Information on the Company—4.B. Business Overview— Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our affiliated managers’ and agencies’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services.
Costamare Shipping, an affiliated manager, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Framework Agreement. If the Framework Agreement, Services Agreement or any of the

Agency Agreements are terminated or if their terms are altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our affiliated managers and agencies.
Our ability to compete for and enter into new time charters or voyage charters and to expand our relationships with our existing charterers depends largely on our relationship with our affiliated managers and agencies and their reputation and relationships in the shipping industry. If our affiliated managers and agencies suffer material damage to their reputation or relationships, it may harm the ability of us or our subsidiaries to:
•	renew existing charters upon their expiration;
•	obtain new charters;
•	successfully enter into sale and purchase transactions;
•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);
•	maintain satisfactory relationships with our charterers and suppliers;
•	operate our fleet efficiently; or
•	successfully execute our business strategies.
If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.
Our affiliated managers and our executives provide certain services to, or are employed by, other companies, including Costamare Inc., which may negatively affect our operations.
Costamare Shipping provides commercial, technical and other services to the vessel-owning subsidiaries of Costamare Inc. and to companies controlled by our largest shareholder, Konstantinos Konstantakopoulos. Costamare Services provides the vessel-owning subsidiaries of Costamare Inc. with chartering, sale and purchase, insurance and certain representation and administrative services and is controlled by our largest shareholder, Konstantinos Konstantakopoulos, and a member of his family. Gregory Zikos, our chief executive officer, controls one of our Agency Companies and serves as the chief financial officer of Costamare Inc. Our executives, including Gregory Zikos, our chief executive officer, and Dimitris Pagratis, our chief financial officer, are employed by and provide their services to Costamare Shipping or Costamare Services and CBI. Our chief commercial officer, Jens Jacobsen is employed by and provides his services to Local Agency B. This could detract from the time and attention that our affiliated managers and our executives can dedicate to our business and could cause a conflict of interest in their determination as to how much time to devote to our affairs or a failure to meet their obligations to us. If any of our executives or our affiliated managers are unable to devote sufficient time to managing our business, this could have a material adverse effect on our operations and financial results.
Our vessels may call at ports located in countries that are subject to restrictions imposed by the U.S. government, the European Union, the United Nations and other governments, which could negatively affect the trading price of our common shares.
The United States, the European Union, the United Kingdom, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries that have been subject to sanctions and embargoes imposed by the United Nations, the United States, the European Union, the United Kingdom and other governments and their agencies, including ports in Iran, Syria and Sudan.
The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened or lifted over time. The U.S. sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury principally apply, with limited exception, to U.S. persons (defined as any U.S. citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States) only, not to non-U.S. companies. The United States can, however, extend sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.
From June 2021 through December 2024, our owned and chartered-in vessels have made approximately 3,778 calls on worldwide ports, none of which were to ports of Iran, Syria and Sudan. Our owned and chartered-in vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government as state sponsors of terrorism. In addition, in 2024, 2023 and 2022, none of our owned or chartered-in vessels made any calls to ports in Cuba, Iran, North Korea or Syria. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers or vessel owners from which we charter-in vessels may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could, in turn, negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Further, on January 7, 2025, the U.S. Department of Defense released an update to its list of “Chinese military companies” that are “operating directly or indirectly in the United States” in accordance with Section 1260H of the National Defense Authorization Act for Fiscal Year 2021. Effective June 30, 2026, entities on this list and their controlled affiliates will be prohibited from entering into contracts with the U.S. Department of Defense for the procurement of goods, services, or technology, and effective June 30, 2027, the U.S. Department of Defense will be prohibited from purchasing goods or services produced or developed by entities on the list indirectly through third parties. In addition, entities on the list and their subsidiaries are prohibited from receiving contracts or other funding from the U.S. Department of Homeland Security. While the legal impact of being included in the list is relatively limited, such inclusion may have a material adverse effect on our reputation and our business opportunities. No entities of the Company are currently on the list. If we were included on a more restrictive sanctions list imposed by the U.S. government in the future, our ability to conduct business with U.S. companies could be further affected, which may have a material adverse effect on our business and results of operations.
Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well-developed body of corporate law or a bankruptcy act, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.
Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States, most notably Delaware. The BCA also provides that it is to be applied and construed to make it uniform with the laws of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. In addition, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, the BCA is to be interpreted according to the non-statutory law (or case law) of the State of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. There have been, however, few court cases in the Marshall Islands interpreting the BCA, in contrast to Delaware, which has a well-developed body of case law interpreting its corporate law statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware or such other states of the United States. For example, the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the relevant U.S. jurisdictions. Shareholder rights may differ as well. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.
It may be difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.
We are a Marshall Islands corporation and all of our subsidiaries are, and will likely be, incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States in Monaco. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will likely be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
There is also substantial doubt that the courts of the Marshall Islands or Monaco would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.
Risks Relating to Our Securities and the Spin-Off
Our common shares have never been publicly traded and there is no existing market for our common shares. An active trading market that will provide you with adequate liquidity for our common shares may not develop.
There is currently no public market for our common shares and, following the spin-off and the completion of the Restructuring Transactions, 63.1% of our common shares will be held by the Konstantakopoulos family. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on the New York Stock Exchange (the “NYSE”) for our common shares or, if such market develops, whether it will be maintained. The lack of an active trading market on the NYSE may make it more difficult for you to sell our common shares and could lead to our share price becoming depressed or volatile. It is anticipated that three trading days prior to the distribution date of our common shares, trading of our common shares will begin on a “when-issued” basis on the NYSE and such trading would continue up to, but not including the distribution date. However, there can be no assurance that an active trading market for our common shares on either the NYSE or any other exchange will develop. If an active and liquid trading market does not develop, relatively small sales of our common shares could have a significant negative impact on the price of our common shares.

Following the spin-off, the aggregate trading value of Costamare Bulkers Holdings and Costamare Inc. common shares may be less than the trading value of Costamare Inc.’s common shares before the spin-off.
The spin-off will result in a “pure-play” dry bulk shipping company. Following the spin-off and the completion of the Restructuring Transactions, Costamare Inc. will own only containerships and its leasing business under NML, and Costamare Bulkers Holdings will own only dry bulk vessels and the dry bulk operating platform under CBI. The Costamare Inc. shares will continue to be listed and traded on the NYSE. Our shares will be traded under the symbol “CMDB” on the NYSE. As a result of the spin-off, Costamare Inc. expects the trading prices of Costamare Inc. shares in the “regular-way” market at market open on     , 2025 to be lower than the trading prices in the “regular-way” at market close on     , 2025, because the trading prices will no longer reflect the value of Costamare Inc.’s dry bulk related businesses. There can be no assurance that the aggregate market value of the Costamare Inc. shares and our shares following the consummation of the spin-off will be higher than or equal to the market value of the Costamare Inc. shares if the spin-off did not occur. This means, for example, that the combined trading prices of one Costamare Inc. share and      of our shares after market open on     , 2025 may be equal to, greater than or less than the trading price of one Costamare Inc. share before     , 2025. In addition, your Costamare Inc. shares sold in the “ex-distribution” market (as opposed to the “regular-way” market) will reflect an ownership interest solely in Costamare Inc. and will not include the right to receive any of our shares in the spin-off, but may not yet accurately reflect the value of such Costamare Inc. shares excluding its dry bulk related businesses. There is a risk that this could negatively impact the trading of our shares.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
As a newly-standalone public company, there is currently no analyst coverage of us. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. There is also no assurance that Costamare Bulkers Holdings will have a similar amount of analyst coverage as Costamare Inc. The trading market for our common shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who do cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.
Substantial sales of our common shares may occur shortly following the spin-off, which could cause our share price to decline.
Following the spin-off and the completion of the Restructuring Transactions, 99.25% of our outstanding shares will be owned by the existing shareholders of Costamare Inc. and 0.75% by the CBI Minority Investor, and shareholders of the Company will be free to sell their common shares after the effective date of this registration statement for any reason. It is possible that some of the Company’s shareholders, including some of its larger shareholders, will sell their Costamare Bulkers Holdings shares received in the spin-off if, for reasons such as our business profile or market capitalization as a standalone company, we do not fit their investment objectives, or they consider holding our shares to be impractical or difficult due to listing, tax or other considerations. The sales of significant amounts of our common shares, or the perception that this may occur, could result in a decline of the price of our common shares.
The market price of our common shares may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.
The international dry bulk shipping industry has been highly unpredictable and volatile. In addition, securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common shares may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares in spite of our operating performance. Among the factors that could affect our share prices are:
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	fluctuations in the seaborne transportation industry, including fluctuations in the dry bulk shipping sector;
•	our payment of dividends;
•	strategic actions by us or our competitors such as, mergers, acquisitions, joint ventures, strategic alliances or restructurings in the shipping industry;
•	changes in government regulations and other regulatory developments;
•	the failure of securities analysts to publish research about us, changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;
•	announcements concerning us or our competitors;
•	general economic conditions;
•	terrorist acts;
•	future sales of our shares or other securities;
•	investors’ perceptions of us and the international shipping industry;
•	additions or departure of key personnel;
•	the general state of the securities markets; and
•	other developments affecting us, our industry or our competitors.
Furthermore, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our common shares in the future.
The issuance by us of additional common shares or other equity securities of equal or senior rank would have the following effects:
•	our existing shareholders’ proportionate ownership interest in us will decrease;
•	the dividend amount payable per share on our securities may be lower;
•	the relative voting strength of each previously outstanding share may be diminished; and
•	the market price of our securities may decline.
Our major shareholders also may elect to sell large numbers of shares held by them from time to time. The number of common shares available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriters.
Our ability to operate our business effectively may suffer if we do not effectively establish our own administrative and support systems necessary to operate as a standalone public company.
While Costamare Shipping will continue to provide us with management services under the Framework Agreement, which we will enter into in connection with the spin-off, we are creating our own financial, administrative, corporate governance, and listed company compliance and other support systems in connection with our separation from Costamare Inc. In addition, we are also establishing our own tax, treasury, internal audit, investor relations, and other corporate compliance functions. We expect this process to be complex, time-consuming and costly. Any failure or significant downtime in our own financial, administrative or other support systems, or in the management and other support services provided to us by Costamare Shipping could negatively impact our results of operations or our ability to perform administrative or other services on a timely basis.

Further, as a standalone public company, we will incur significant legal, accounting and other expenses that we did not incur as part of Costamare Inc. The provisions of the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the NYSE, have imposed various requirements on public companies, including changes in corporate governance practices. For example, the Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we will, after a transitional period, have to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.
Although we currently test our internal controls over financial reporting on a regular basis, we have done so in accordance with the financial reporting practices and policies of Costamare Inc., but not as a standalone entity. Doing so for ourselves will require our management and other personnel to devote a substantial amount of time to comply with these requirements and will also increase our legal and financial compliance costs. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.
The separation and spin-off from Costamare Inc. could have an adverse effect on our business or cause management distraction or business disruption as we begin to operate as a standalone company.
Following the spin-off, we will be a standalone public company. The process of becoming a standalone public company may distract our management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us or at all and we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of the separation and of being a standalone public company, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur. As a separate public company, we will be a smaller company than Costamare Inc., and we may not have access to financial and other resources comparable to those available to Costamare Inc. prior to the separation and spin-off. We cannot predict the effect that the spin-off and the separation will have on our relationship with partners, customers and employees or our relationship with government regulators.
Members of the Konstantakopoulos family are our principal existing shareholders and will control the outcome of matters on which our shareholders are entitled to vote; their interests may be different from yours.
Immediately following the spin-off and the completion of the Restructuring Transactions, members of the Konstantakopoulos family will own, directly or indirectly, approximately 63.1% of our outstanding common shares, in the aggregate. These shareholders will be able to control the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these shareholders may be different from yours.
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.
Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
These provisions will:
•	authorize our board of directors to issue “blank check” preferred shares without shareholder approval;
•	provide for a classified board of directors with staggered, three-year terms;
•	prohibit cumulative voting in the election of directors;
•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for those directors;
•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.
Additionally, in connection with the spin-off, we expect to adopt a shareholder rights plan, pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors. Our controlling shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common shares by us, will not become acquiring persons as a result of those transactions.
These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
Following the spin-off, we will report as a non-U.S. company with “foreign private issuer” status under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.
As permitted by this exemption, as well as by our bylaws and the laws of the Marshall Islands, we expect to have a board of directors with a majority of non-independent directors, an audit committee comprised solely of two independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee chairperson. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
We are an “emerging growth company”, and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.
We are an emerging growth company (an “EGC”), as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.
Becoming a reporting company in the United States will increase our expenses and administrative burden, in particular to bring us into compliance with the Sarbanes-Oxley Act, to which we are not currently subject.
Under Section 404 of the Sarbanes-Oxley Act, we will be required to include in our future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. While we are currently exempt from this requirement due to our status as an EGC, the requirement for an attestation of our independent auditors will apply to us with respect to our first annual report on Form 20-F for the fiscal year following our exit from EGC status. Once that occurs, we will need to undertake a comprehensive effort to prepare for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the regulatory requirements when they become applicable to us.
Tax Risks
In addition to the following risk factors, you should read “Item 10. Additional Information—10.E. Tax Considerations—Marshall Islands Tax Considerations”, “Item 10. Additional Information—10.E. Tax Considerations—Liberian Tax Considerations” and “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of the material Marshall Islands, Liberian and U.S. Federal income tax consequences of the spin-off and of owning and disposing of our common shares.
Shareholders that are subject to U.S. federal income tax and who receive ordinary shares pursuant to the spin-off may need to fund their income tax liability with cash from other sources or by selling our ordinary shares.
A U.S. shareholder who receives our common shares pursuant to the spin-off will be deemed to have received a taxable distribution in an amount equal to the fair market value of the common shares received. Neither we nor Costamare Inc. have any obligation to distribute cash to pay any taxes owed by such shareholder as a result of the spin-off. Accordingly, a U.S. shareholder may need to satisfy any U.S. federal income tax liability resulting from the receipt of our ordinary shares with cash from such shareholder’s own funds or by selling all or a portion of the ordinary shares received. Each U.S. shareholder should consult an independent tax advisor regarding the U.S. federal income tax consequences to such shareholder of receiving our common shares pursuant to the spin-off. For further information on the U.S. federal income tax implications relating to the spin-off, see “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations”.
We may have to pay tax on U.S.-source income, which would reduce our earnings.
Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
We believe that we qualified for this statutory tax exemption for the 2023 tax year and intend to continue to so qualify for the foreseeable future. However, no assurance can be given that this will be the case. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Some of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income. For a more detailed discussion, see “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income”.
If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. shareholders.
A foreign corporation will be treated as a PFIC for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. shareholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.
Based on our method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.
There is, however, no legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares or Preferred Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period. Please read “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations— Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
Costamare Bulkers Holdings was incorporated in the Republic of the Marshall Islands on September 29, 2023 under the BCA. We (i) serve as the ultimate holding company of the subsidiaries that held, hold or were formed for the purpose of holding all dry bulk vessels owned indirectly by Costamare Inc. and (ii) following the spin-off and the completion of the Restructuring Transactions, will also serve as the holding company of CBI, which contains Costamare Inc.’s dry bulk operating platform. In connection with the spin-off, Costamare Inc. intends to distribute all of our shares to holders of Costamare Inc. shares on a pro rata basis. Promptly after the spin-off and distribution are complete, we will proceed to purchase all of the equity interests in CBI from Costamare Inc. and the CBI Minority Investor.
Members of the Konstantakopoulos family, which has a long history of owning and operating vessels as well as investing in the international shipping industry are the major shareholders of Costamare Inc. The Konstantakopoulos family’s involvement in the shipping industry began in 1974 and was initially focused on the ownership and operation of dry bulk vessels. In 1984, it entered into the containership market. Since 1992, the Konstantakopoulos family focused exclusively on containerships. Since its inception in 2008 and until the acquisition of dry bulk vessels in June 2021, Costamare Inc. has concentrated on building a large, modern and reliable containership fleet. Costamare Inc. is run and supported by highly skilled, experienced and loyal personnel. Under Konstantinos Konstantakopoulos’ leadership, Costamare Inc. has continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.
In June 2021, Costamare Inc. began acquiring the dry bulk vessels that will be separated from Costamare Inc. in connection with the spin-off. As of March 13, 2025, Costamare Inc.’s owned fleet consists of 38 dry bulk vessels with a total aggregate carrying capacity of approximately 3,017,000 dwt, including one vessel that Costamare Inc. has agreed to sell, all of which will be separated from Costamare Inc. in connection with the spin-off. In 2022, Costamare Inc. formed a dry bulk operating platform to charter-in/out dry bulk vessels, enter into contracts of affreightment, forward freight agreements and utilize hedging solutions, shifting to an active approach in order to improve margins, grow its network of customers and afford it the flexibility to take advantage of volatile market conditions in the dry bulk physical and derivative freight markets. The dry bulk vessels transport a broad range of major bulks, such as iron ore, coal and grains and minor bulks, such as bauxite, phosphate fertilizers and steel products, across global shipping routes. We note that Costamare Inc. previously disclosed in certain filings with the SEC another subsidiary named Costamare Bulkers Holdings, which was incorporated in Cyprus. Despite having the same name as the Company, this Cyprus entity is an entirely distinct and separate company and is unrelated to the spin-off and other transactions described in this registration statement. We maintain our principal executive offices at 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 92 00 1745. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.
There currently is no existing public trading market for our shares. However, we are in the process of applying to have our shares listed on the NYSE under the symbol “CMDB”. We make no representation that such application will be approved or that our shares will trade on such market, either now or at any time in the future. The successful listing of our shares on the NYSE is subject to our fulfilling all of the requirements of the NYSE. After the spin-off and the successful listing of our shares on the NYSE, Costamare Bulkers Holdings and Costamare Inc. will be independent publicly traded companies.
Under this registration statement, we are applying to register our shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the spin-off, we will be subject to the informational requirements of the Exchange Act. In accordance with these requirements, we will file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at www.costamarebulkers.com. The information contained on or connected to our website is not part of this registration statement.

THE SPIN-OFF
Background
Costamare Bulkers Holdings was incorporated in the Republic of the Marshall Islands on September 29, 2023. Costamare Bulkers Holdings (i) serves as the ultimate holding company of the subsidiaries that held, hold or were formed for the purpose of holding all dry bulk vessels owned indirectly by Costamare Inc. and (ii) following the spin-off and the completion of the Restructuring Transactions, will also serve as the holding company of CBI, which contains Costamare Inc.’s dry bulk operating platform. Costamare Inc. currently owns and operates both dry bulk vessels and containerships. On February 27, 2025, Costamare Inc. announced its intention to separate its dry bulk related businesses into a new public company by means of a spin-off transaction. After the spin-off and the completion of the Restructuring Transactions, Costamare Inc. will own only containerships and its leasing business under NML and Costamare Bulkers Holdings will own and operate only dry bulk vessels, resulting in a “pure-play” international dry bulk shipping company.
We will become a standalone public company, independent of Costamare Inc., on    , 2025, or the distribution date, and our shares will commence trading on a standalone basis on the NYSE at market open on     , 2025 (9:30 a.m., New York City time). On the distribution date, each Costamare Inc. shareholder will receive      of our shares for every      shares of Costamare Inc. common shares held as of the close of business on     , 2025 (5:00 p.m., New York City time), or the record date. You will not be required to make any payment, surrender or exchange your common shares of Costamare Inc. or take any other action to receive your shares of Costamare Bulkers Holdings. Our shares will begin “regular way” trading separately from Costamare Inc. shares on the NYSE on     , 2025, on the distribution date. Costamare Inc. shareholders will not receive fractional shares and will instead receive cash upon the sale of the aggregated fractional shares in lieu of any fractional shares that they would have received after application of the distribution ratio.
Restructuring Transactions
Currently Costamare Bulkers Holdings holds all of the equity interests in Costamare Inc.’s subsidiaries that held, hold or were formed for the purpose of holding the owned dry bulk vessels and any related assets and liabilities through our wholly owned subsidiary, Costamare Bulkers Ships. Costamare Inc. owns 100% of our issued and outstanding shares and intends to distribute all of our shares to holders of Costamare Inc. shares on a pro rata basis. Promptly after the spin-off and distribution are complete, we will proceed to purchase all of the equity interests in CBI from Costamare Inc. and the CBI Minority Investor. The purchase of all of the equity in CBI will occur on the same day as the spin-off and distribution. We will (i) exchange the CBI Minority Investor’s equity interests in CBI, or an aggregate of 2.5% of CBI’s shares, for an aggregate of      of our shares, or 0.75% of our outstanding shares (the “CBI Share Exchange”) and (ii) purchase all of the remaining 97.5% equity interests in CBI from Costamare Inc. for cash consideration (the “CBI Share Purchase”). As a result, promptly after the spin-off, following completion of the CBI Share Exchange and the CBI Share Purchase, we will hold 100% of the shares of CBI and holders of Costamare Inc. shares on the record date will own 99.25% of our outstanding shares, with the CBI Minority Investor owning the remaining 0.75% of our outstanding shares. In connection with the Restructuring Transactions, Costamare Inc. will contribute $100 million of cash to Costamare Bulkers Holdings. As a result, immediately following completion of the spin-off and the Restructuring Transactions, we expect to have cash or cash equivalents of not less than $100 million.
Reasons for the Spin-off
We and Costamare Inc. believe that both independent, publicly traded companies will benefit from the spin-off by being better positioned to pursue their distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. In addition, we and Costamare Inc. believe the spin-off will have the following benefits:
•	an opportunity for investors to make more targeted investment decisions and to invest in a distinct “pure-play” international dry bulk shipping company;
•	a more efficient allocation of capital to the highest and best use, tailored to the unique characteristics of each business;
•	a capital structure optimized to the needs and unique requirements of each business; and

•	simplified corporate structure which enhances manageability and operational efficiency.
Neither we nor Costamare Inc. can assure you that, after the spin-off, any of the benefits described above or otherwise in this registration statement will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—3.D. Risk Factors”.
Costamare Inc. and the Costamare Inc. Board also considered a number of potentially negative factors in their evaluation of the potential separation and spin-off, including the following:
•	potential disruption to our business and operations;
•	management distraction due to the significant amount of time and effort required;
•	the significant one-time costs of separating the two companies;
•	inability to realize anticipated benefits of the spin-off; and
•	incremental costs on the resulting companies, including, among others, as a result of establishing separate corporate management and the costs of being a standalone public company.
Costamare Inc. and the Costamare Inc. Board believe that the potential benefits of the spin-off outweigh these factors. However, the completion of the spin-off remains subject to the satisfaction, or waiver by the Costamare Inc. Board, of a number of conditions. See “—Conditions to the Spin-off” below for additional detail.
When and How You Will Receive Costamare Bulkers Holdings Shares
Costamare Inc. will distribute to holders of Costamare Inc. shares, as a pro rata dividend,      of our shares for every      Costamare Inc. shares such shareholders hold or have acquired and do not sell or otherwise dispose of prior to the record date. The actual number of our shares that will be distributed will depend on the total number of issued Costamare Inc. shares as of the record date. An application will be made to list our shares on the NYSE under the ticker symbol “CMDB”. Subject to official notice of issuance, our shares will trade and settle under ISIN code      and CUSIP code         .
Equiniti Trust Company, LLC, the distribution agent, will arrange for the distribution of our shares to holders of Costamare Inc. shares. For purposes of and following the spin-off, Equiniti Trust Company, LLC will act as our share registrar and transfer agent.
If you own Costamare Inc. shares as of the close of business (5:00 p.m., New York City time) on the record date, our shares that you are entitled to receive in the distribution will be issued electronically on the distribution date to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder of Costamare Inc. shares, the distribution agent will mail you a direct registration account statement that reflects our shares that you were entitled to receive. Direct registration form refers to a method of recording securities ownership when no physical certificates are issued, as is the case in the distribution. If you hold Costamare Inc. shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for our shares that you were entitled to receive.
If you sell Costamare Inc. shares in the “regular-way” market (as opposed to the “ex-distribution” market) up to and including the distribution date, you will be selling your right to receive our shares in the distribution. Investors acquiring or selling Costamare Inc. shares on or around the record date in over-the-counter or other transactions not effected on the NYSE should ensure such transactions take into account the treatment of our shares to be distributed in respect of such Costamare Inc. shares in the distribution. Please contact your bank or broker for further information if you intend to engage in any such transaction.
We will become a standalone public company, independent of Costamare Inc., on     , 2025, the distribution date, and our shares will commence “regular way” trading on a standalone basis on the NYSE at market open on     , 2025 (9:30 a.m. New York City time). We anticipate that trading in our shares will begin on a “when-issued” basis approximately three trading days before,    , 2025, the distribution date, and will continue up to, but not including, the distribution date and that “regular-way” trading in our shares will begin on the distribution date.

Depending on your bank or broker, it is expected that our shares that you will be entitled to receive will be credited to your applicable securities account either on or shortly after the distribution date and that you will be able to commence “regular way” trading our shares on the NYSE on     , 2025, the first day of trading after the distribution date. See also “—Listing and Trading of our Shares” below.
In the event there are any changes to the record date or the distribution date, or new material information relating to the distribution of our shares becomes available, Costamare Inc. will publish any such changes or updates in a press release that will also be furnished with the SEC on a Form 6-K. In addition, Costamare Inc. will give at least 10 days’ notice of any changes to the record date to the NYSE in accordance with NYSE’s requirements.
We are not asking Costamare Inc. shareholders to take any further action in connection with the spin-off. We are not asking you for a proxy and we request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your Costamare Inc. shares for our shares. The number of outstanding Costamare Inc. shares will not change as a result of the spin-off.
If you hold or have acquired and do not sell or otherwise dispose of your Costamare Inc. shares prior to the close of business on     , 2025, the record date, our shares that you are entitled to receive in the spin-off are expected to be distributed to you as described below.
Holders of Costamare Inc. shares held in book-entry form with a bank or broker. Most Costamare Inc. shareholders hold their Costamare Inc. shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold Costamare Inc. shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for our shares that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name”, you should contact your bank or brokerage firm.
Registered shareholders. If you own your Costamare Inc. shares directly through Costamare Inc.’s transfer agent, Equiniti Trust Company, LLC, you are a registered shareholder. In this case, the distribution agent will credit our shares that you were entitled to receive in the distribution by way of direct registration in book-entry form to a new account with our transfer agent. The distribution agent will mail to you an account statement that indicates the number of our shares that have been registered in book-entry form in your name on or shortly after the distribution date. We expect it will take the distribution agent up to two weeks after the distribution date to complete the distribution of our shares and mail statements of holding to all registered shareholders.
Trading Between the Record Date and the Distribution Date
We expect that, beginning approximately three trading days before the distribution date and continuing up to, but not including, the distribution date, there will be two markets in Costamare Inc. shares on the NYSE: a “regular-way” market and an “ex-distribution” market. Costamare Inc. shares that trade in the “regular-way” market will trade with an entitlement to our shares distributed pursuant to the distribution. Costamare Inc. shares that trade in the “ex-distribution” market will trade without an entitlement to our shares distributed pursuant to the distribution. Therefore, if you sell Costamare Inc. shares in the “regular-way” market up to the distribution date, you will be selling your right to receive our shares in the distribution.
If you own Costamare Inc. shares at the close of business (5:00 p.m., New York City time) on the record date and sell those shares on the “ex-distribution” market up to the distribution date, you will receive our shares that you are entitled to receive pursuant to your ownership of the Costamare Inc. shares as of the record date.
Furthermore, we expect that, beginning approximately three trading days before the distribution date and continuing up to, but not including, the distribution date, there will be a “when-issued” market in our shares. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our shares that will be distributed to Costamare Inc. shareholders on the distribution date. If you owned Costamare Inc. shares at 5:00 p.m., New York City time, on the record date, you would be entitled to our shares distributed pursuant to the distribution. You may trade this entitlement to our shares, without the Costamare Inc. shares you own, on the “when-issued” market. On the last trading day prior to the distribution date, “when-issued” trading with respect to our shares is expected to end. On the distribution date, “regular-way” trading is expected to begin. If “when-issued” trading occurs, the listing for our shares is expected to be under the trading symbol

“CMDB.WI”. We will announce our “when-issued” trading symbol when and if it becomes available. If the distribution does not occur, all “when-issued” trading will be null and void.
Number of Shares You Will Receive
You will receive      of our shares for every      Costamare Inc. shares you hold or have acquired and do not sell or otherwise dispose of prior to the close of business (5:00 p.m., New York City time) on the record date.
Treatment of Fractional Shares
The distribution agent will not distribute any fractional units of our shares in connection with the spin-off. Instead, the distribution agent will aggregate all fractional shares that Costamare Inc. shareholders would otherwise have been entitled to receive into whole shares and sell the whole shares in the open market at prevailing market prices. The aggregate net cash proceeds of such sales, net of brokerage fees and other costs, will be distributed pro rata to the relevant holders that would otherwise have been entitled to receive the fractional shares (based on the fractional share each such holder would otherwise be entitled to receive). The distribution agent, in its sole discretion, without any influence by Costamare Inc., or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Costamare Inc. or us.
We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you own your Costamare Inc. shares in book-entry form beneficially through a bank, broker or other nominee, your bank, broker or other nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and your bank, broker or other nominee is expected to credit your custody account for your share of such proceeds. Please contact your bank, broker or other nominee for further details and information about your account.
No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. Federal income tax purposes. See “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations” for more information.
Results of the Spin-off
After the spin-off, we will be a standalone publicly traded company. Immediately following the spin-off and the completion of the Restructuring Transactions, we expect to have approximately      Costamare Bulkers Holdings shares outstanding based on the number of issued shares of Costamare Inc. as of     , 2025. The actual number of our shares that Costamare Inc. will distribute in the spin-off will depend on the actual number of issued shares of Costamare Inc. on the record date. The spin-off will not affect the number of outstanding Costamare Inc. shares or any rights of holders of any outstanding Costamare Inc. shares, although we expect the trading price of Costamare Inc. shares immediately following the spin-off to be lower than immediately prior to the spin-off because the trading price of Costamare Inc. shares will no longer reflect the value of its dry bulk related businesses. There can be no assurance that the aggregate market value of the Costamare Inc. shares and our shares following the spin-off will be higher than, equal to or lower than the market value of Costamare Inc. shares if the spin-off did not occur. This means, for example, that the combined trading prices of one Costamare Inc. share and      of one of our shares after market open on     , 2025 (representing the number of our shares to be received per every one Costamare Inc. share in the distribution) may be equal to, greater than or less than the trading price of one Costamare Inc. share before     , 2025. In addition, your Costamare Inc. shares sold in the “ex-distribution” market (as opposed to the “regular-way” market) will trade without the entitlement to receive the distribution of our shares in the spin-off and will reflect an ownership interest solely in Costamare Inc., but may not yet accurately reflect the value of such Costamare Inc. shares excluding its dry bulk related businesses.
Before or substantially concurrently with our separation from Costamare Inc., we will enter into or will have entered into a Separation and Distribution Agreement with Costamare Inc. This agreement will govern the relationship between us and Costamare Inc. up to and after completion of the spin-off and allocate between us and Costamare Inc. various assets, liabilities, rights and obligations. We describe these arrangements in greater detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Costamare Inc. and Us”.

Listing and Trading of our Shares
As of the date of this Form 20-F, we are a wholly owned subsidiary of Costamare Inc. Accordingly, no public market for our shares currently exists. We intend to list our shares on the NYSE under the symbol “CMDB”. We will use a specialist firm to make a market in our shares on the NYSE to facilitate sufficient liquidity and maintain an orderly market in our shares throughout normal NYSE trading hours. We anticipate that trading in our shares will begin on a “when-issued” basis approximately three trading days before the distribution date and will continue up to, but not including, the distribution date and that “regular-way” trading in our shares will begin on the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our shares up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our shares before, on or after the distribution date.
Equiniti Trust Company, LLC will act as our share registrar and transfer agent.
In addition, we currently intend that our issued shares will be held in the following forms:
•
Shares held via DTC. Holders may hold their entitlements to our shares in book-entry form via the DTC system through custody accounts with custodian banks or brokers that are direct participants in the DTC system. Such shares will be held in the name of DTC’s nominee, Cede & Co., through Equiniti Trust Company, LLC. Such holders’ entitlements to our shares will be recorded in their custodian banks’ or brokers’ records. Such holders may affect the transfer of their entitlements to our shares through their custodian banks or brokers and will receive written confirmations of any purchase or sales of our shares and any periodic account statements from such custodian banks or brokers.

•
Directly registered shares held through Equiniti Trust Company, LLC. Holders may directly hold their ownership interests in us in the form of uncertificated shares that will be registered in the names of such holders directly on the books of Equiniti Trust Company, LLC. Holders will receive periodic account statements from Equiniti Trust Company, LLC evidencing their holding of our shares. Through Equiniti Trust Company, LLC, holders may effect transfers of our shares to others, including to banks or brokers that are participants in the DTC Direct Registration System.

Neither we nor Costamare Inc. can assure you as to the trading price of Costamare Inc. shares or of our shares after the spin-off, or as to whether the combined trading prices of our shares and the Costamare Inc. shares after the spin-off will be less than, equal to or greater than the trading prices of Costamare Inc. shares prior to the spin-off. As a result of the spin-off, Costamare Inc. expects the trading prices of Costamare Inc. shares at market open on     , 2025 to be lower than the trading prices at market close on     , 2025, because the trading prices will no longer reflect the value of its dry bulk related businesses. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Securities and the Spin-off “ for more detail.
Subject to any procedural requirements for certain types of transfers that may be included in our bylaws, our shares distributed to Costamare Inc. shareholders will be freely transferable, except for shares received by individuals who are our affiliates. See “Item 10. Additional Information—10.A. Share Capital”. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their Costamare Bulkers Holdings shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.
Conditions to the Spin-off
We expect that the separation and the spin-off will be effective on the distribution date, provided that the following conditions shall have been satisfied or waived by Costamare Inc.:
•
the Costamare Inc. Board shall have authorized and approved the spin-off and related transactions and not withdraw such authorization and approval, and shall have declared the dividend of our shares to Costamare Inc. shareholders;

•	our shares shall have been accepted for listing on the NYSE as from the distribution date (subject to technical deliverables only);

•
the SEC shall have declared effective this registration statement under the Exchange Act, and no stop order suspending the effectiveness of this registration statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	all necessary government approvals, if any, required to consummate the spin-off have been received;
•	all necessary or appropriate actions under U.S. Federal, state or other securities laws or blue sky laws (and comparable laws under foreign jurisdictions) have been taken;
•
no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off shall be in effect, and no other event outside the control of Costamare Inc. shall have occurred or failed to occur that prevents the consummation of the spin-off (including obtaining any necessary consent from our or Costamare Inc.’s lenders); and

•
no other events or developments shall have occurred prior to the distribution date that, in the judgment of the Costamare Inc. Board, would result in the spin-off having a material adverse effect on Costamare Inc. or its shareholders.

Costamare Inc. is not aware of any material governmental approvals or actions that are necessary for consummation of the spin-off, other than the SEC declaring effective this registration statement under the Exchange Act. Costamare Inc. may waive one or more of these conditions, at the direction of the Costamare Inc. Board in its sole and absolute discretion, and the determination by the Costamare Inc. Board regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Costamare Inc.’s part to effect the distribution and complete the spin-off, and Costamare Inc. has reserved the right to amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date, at the direction of the Costamare Inc. Board. Costamare Inc. does not intend to notify its shareholders of any modifications to the terms or the conditions to the spin-off that, in the judgment of the Costamare Inc. Board, are not material. To the extent that the Costamare Inc. Board determines that any such modifications materially change the terms and conditions of the spin-off, Costamare Inc. will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a press release, current report on Form 6-K or other similar means.
Tax Consequences of the Spin-off
Material U.S. Federal Income Tax Consequences of the Spin-off
The receipt of our shares by U.S. Holders (as defined in “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations”) pursuant to the spin-off should be treated, for U.S. Federal income tax purposes, as a taxable distribution in an amount equal to the fair market value on the distribution date of our shares that are received. Subject to the PFIC rules discussed in “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations – PFIC Status”, this distribution will be treated as a dividend to the extent of the current and accumulated earnings and profits of Costamare Inc., as determined for United States federal income tax purposes. To the extent that the amount of the distribution exceeds Costamare Inc.’s current and accumulated earnings and profits for the taxable year of the distribution, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the holder’s Costamare Inc. shares, and to the extent the amount of the distribution exceeds the holder’s adjusted tax basis, the excess will be treated as capital gain. Costamare Inc. will not be able to determine the amount of the distribution that will be treated as a dividend until after the close of the taxable year of the Spin-off because its current year earnings and profits will be calculated based on its income for the entire taxable year in which the distribution occurs. For further information on U.S. Federal income tax considerations relating to the distribution of our ordinary shares and U.S. tax considerations relating to the ownership and disposition of our ordinary shares, see “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations”.
Reasons for Furnishing this Registration Statement
We are furnishing this registration statement on Form 20-F solely to provide information to Costamare Inc. shareholders who will receive our shares in the spin-off. You should not construe this registration statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Costamare Inc. We believe that the information contained in this registration statement is accurate as of the date set forth on the cover. Changes to the information contained in this registration statement may occur after that date, and neither we nor Costamare Inc. undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.
B.	Business Overview
We are an international owner and operator of dry bulk vessels providing worldwide transportation of dry bulk commodities for a broad range of customers. As of March 13, 2025, our owned fleet consists of 38 vessels, with a total carrying capacity of approximately 3,017,000 dwt, including one vessel that we have agreed to sell, with a carrying capacity of approximately 76,600 dwt. As of March 13, 2025, the dry bulk operating platform has chartered-in for a period, 53 vessels with a total carrying capacity of approximately 8,564,000 dwt (including five vessels chartered-in from our owned fleet), all of which have been delivered (except for one vessel) and are or will be employed under voyage charters or sub time charters. Furthermore, CBI has contracted to charter-in two Kamsarmax vessels, which are currently under construction, once they are delivered to their third-party owners. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options. See “Item 4. Information on the Company—4.B. Business Overview—Our Fleet”.
Our vessels transport a broad range of major and minor bulks across global shipping routes. Iron ore, coal and grain constitute the majority of our cargoes, representing approximately 70%, 14% and 5%, respectively, of our cargoes for the year ended December 31, 2024. Bauxite and other minor bulks represent 3% and 8%, respectively, of our cargoes for the same period. For our owned fleet, our chartering policy is to employ our vessels primarily on short-term time charters. We will monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our owned vessels with a mix of short-, medium- and long-term time charters and voyage charters. Our CBI business enhances and expands our offering to customers by providing services even if our owned vessels are unavailable, by matching our customers’ cargoes with third-party chartered-in vessels. We charter-in vessels using a mix of rate structures and short-, medium- and long-term charter tenors, ensuring an agile and balanced portfolio. Subsequently, we employ our chartered-in vessels through a combination of spot/forward voyage charters, contracts of affreightment and time charter relets to optimize our trade network. By utilizing a mix of active chartering strategies supported by advanced data and analytics, we are able to capitalize on freight market fluctuations and dynamics.
As described below, our owned vessels are managed by Costamare Shipping which is controlled by Konstantinos Konstantakopoulos, our largest shareholder. Costamare Shipping will subcontract certain services to other affiliated sub-managers, such as Navilands and Navilands (Shanghai), or subject to our consent, other third-party sub-managers. We believe that having several management companies, both affiliate and third party, involved in the management of our vessels provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our owned fleet so as to provide a high level of service, while remaining cost-effective. Costamare Services, an affiliated manager controlled by Konstantinos Konstantakopoulos, our largest shareholder, and a member of his family, provide our owned vessels with chartering, sale and purchase, insurance and certain representation and administrative services. The Agency Companies provide certain chartering and/or cargo sourcing and/or research services to CBI. Three of the Agency Companies are controlled by Konstantinos Konstantakopoulos, our largest shareholder. Local Agency C is controlled by our chief executive officer, Gregory Zikos. Jens Jacobsen, a member of our Board of Directors, is the managing director of Local Agency B.

Our Fleet
Our Owned Fleet
The table below summarizes key information about our owned fleet of 38 dry bulk vessels, including one vessel that we have agreed to sell, as of March 13, 2025. Each vessel is a dry bulk carrier, meaning it is a dedicated dry bulk vessel.

#	Vessel Name	Type	Size (dwt)	Year Built	Employment Type/Earliest Redelivery for Period Time Charters	Rate Type
1	FRONTIER(ii)	Capesize	181,415	2012	Period Time Charter/June 2025	Index-Linked
2	MIRACLE(iii)	Capesize	180,643	2011	Period Time Charter/December 2025	Index-Linked
3	PROSPER(ii)	Capesize	179,895	2012	Period Time Charter/June 2025	Index-Linked
4	DORADO(ii)	Capesize	179,842	2011	Period Time Charter/July 2025	Index-Linked
5	MAGNES(ii)	Capesize	179,546	2011	Period Time Charter/June 2025	Index-Linked
6	ENNA(iii)	Capesize	175,975	2011	Period Time Charter/December 2025	Index-Linked
7	AEOLIAN(iii)	Kamsarmax	83,478	2012	Period Time Charter/November 2025	Index-Linked
8	GRENETA	Kamsarmax	82,166	2010	Time Charter Trip (current) Period Time Charter/December 2025 (future)	Fixed (current) Index-Linked (future)
9	HYDRUS	Kamsarmax	81,601	2011	Time Charter Trip	Fixed
10	PHOENIX(ii)	Kamsarmax	81,569	2012	Period Time Charter/July 2025	Index-Linked
11	BUILDER	Kamsarmax	81,541	2012	Period Time Charter/August 2025	Fixed
12	FARMER(iii)	Kamsarmax	81,541	2012	Period Time Charter/December 2025	Index-Linked
13	SAUVAN	Kamsarmax	79,700	2010	Time Charter Trip	Fixed
14	ROSE(i)	Panamax	76,619	2008	Time Charter Trip	Fixed
15	MERCHIA	Ultramax	63,585	2015	Vessel currently in Dry-Dock Period Time Charter/March 2026 (future)	- Index-Linked (future)
16	DAWN	Ultramax	63,561	2018	Period Time Charter/February 2026	Fixed
17	SEABIRD	Ultramax	63,553	2016	Period Time Charter/September 2025	Fixed
18	ORION	Ultramax	63,473	2015	Vessel currently in Dry-Dock Period Time Charter/January 2026 (future)	- Index-Linked (future)
19	DAMON	Ultramax	63,301	2012	Period Time Charter/March 2025 (current) Time Charter Trip (future)	Fixed (current) Fixed (future)
20	ARYA	Ultramax	61,424	2013	Period Time Charter/February 2026	Index-Linked
21	ALWINE	Ultramax	61,090	2014	Open/Vessel currently in Dry-Dock	—
22	AUGUST	Ultramax	61,090	2015	Open/Vessel currently in Dry-Dock	—
23	ATHENA	Supramax	58,018	2012	Operated by Third-Party Pool	—
24	ERACLE	Supramax	58,018	2012	Time Charter Trip	Fixed
25	PYTHIAS	Supramax	58,018	2010	Time Charter Trip	Fixed
26	NORMA	Supramax	58,018	2010	Time Charter Trip	Fixed
27	URUGUAY(iii)	Supramax	57,937	2011	Period Time Charter/June 2026	Index-Linked
28	CURACAO(iii)	Supramax	57,937	2011	Period Time Charter/June 2026	Index-Linked
29	SERENA	Supramax	57,266	2010	Time Charter Trip	Fixed
30	LIBRA	Supramax	56,701	2010	Period Time Charter/March 2025	Fixed
31	CLARA(iii)	Supramax	56,557	2008	Period Time Charter/October 2025	Index-Linked
32	BERMONDI	Supramax	55,469	2009	Time Charter Trip	Fixed
33	VERITY(iii)	Handysize	37,163	2012	Period Time Charter/November 2025	Index-Linked
34	PARITY	Handysize	37,152	2012	Period Time Charter/May 2025	Fixed
35	ACUITY	Handysize	37,152	2011	Period Time Charter/April 2025	Index-Linked
36	EQUITY(iii)	Handysize	37,071	2013	Period Time Charter/November 2025	Index-Linked
37	BERNIS	Handysize	35,995	2011	Time Charter Trip	Fixed
38	RESOURCE	Handysize	31,775	2010	Time Charter Trip	Fixed

(i)	Denotes vessel that we have agreed to sell.

(ii)	Denotes vessels that are chartered-out to CBI.
(iii)	Although charter hire rate is index-linked, we have exercised our option and have converted the rate to fixed for a certain period.
CBI Fleet
The following table summarizes key information about the CBI period charter-in fleet of 53 dry bulk vessels as of March 13, 2025, including five vessels chartered-in from our owned fleet and one vessel that has not yet been delivered by its owners, but excludes two Kamsarmax vessels currently under construction that CBI has agreed to charter-in and 15 vessels that are chartered-in for a shorter period of time on a voyage charter basis.

#	Vessel Name	Type	Size (dwt)	Year Built	Earliest Expiry of Charter-In	Rate Type of Charter-In
1	BERGE ZUGSPITZE	Newcastlemax	211,182	2016	January 2026	Index-Linked
2	BERGE GROSSGLOCKNER	Newcastlemax	211,171	2017	January 2026	Index-Linked
3	SHANDONG PROSPERITY	Newcastlemax	211,103	2021	September 2026	Index-Linked
4	SHANDONG INNOVATION	Newcastlemax	210,989	2021	December 2026	Index-Linked
5	SHANDONG HAPPINESS	Newcastlemax	210,938	2021	November 2026	Index-Linked
6	ARISTOMENIS	Newcastlemax	210,914	2021	April 2025	Index-Linked
7	SHANDONG MIGHTINESS	Newcastlemax	210,896	2021	September 2026	Index-Linked
8	SHANDONG MISSION	Newcastlemax	210,800	2021	November 2026	Index-Linked
9	SHANDONG RENAISSANCE	Newcastlemax	210,800	2022	December 2026	Index-Linked
10	ALPHA TREASURE	Newcastlemax	209,260	2022	March 2025	Index-Linked
11	ALPHA TROPHY	Newcastlemax	209,130	2022	March 2025	Index-Linked
12	BERGE DACHSTEIN	Newcastlemax	208,718	2020	June 2025	Index-Linked
13	BULK SANTOS	Newcastlemax	208,445	2020	April 2025	Index-Linked
14	BULK SAO PAULO	Newcastlemax	208,445	2020	April 2025	Index-Linked
15	TITANSHIP	Newcastlemax	207,855	2011	September 2026	Index-Linked
16	MEISHIP	Newcastlemax	207,851	2013	March 2026	Index-Linked
17	MINERAL CLOUDBREAK(ii)	Newcastlemax	205,097	2012	December 2025	Index-Linked
18	FRONTIER(iii)	Capesize	181,415	2012	June 2025	Index-Linked
19	ICONSHIP(ii)	Capesize	181,392	2013	February 2026	Index-Linked
20	CAPE PROTEUS	Capesize	180,585	2011	January 2026	Fixed
21	MANDY	Capesize	180,371	2010	August 2026	Index-Linked
22	MILLIE	Capesize	180,310	2009	July 2025	Index-Linked
23	MILLICENT	Capesize	180,223	2011	April 2025	Index-Linked
24	ATHENS	Capesize	180,012	2012	June 2025	Index-Linked
25	PROSPER(iii)	Capesize	179,895	2012	June 2025	Index-Linked
26	DORADO(iii)	Capesize	179,842	2011	July 2025	Index-Linked
27	TOMINI K2	Capesize	179,816	2014	January 2027	Fixed
28	MARIJEANNIE C	Capesize	179,759	2009	January 2026	Index-Linked
29	SHANDONG HENG CHANG	Capesize	179,713	2013	December 2025	Index-Linked
30	MILDRED	Capesize	179,678	2011	February 2026	Index-Linked
31	MARIPERLA	Capesize	179,561	2009	January 2026	Index-Linked
32	MAGNES(iii)	Capesize	179,545	2011	June 2025	Index-Linked
33	NAVIOS FULVIA(i)	Capesize	179,263	2010	October 2026	Index-Linked
34	NAVIOS ALTAMIRA	Capesize	179,165	2011	October 2026	Index-Linked
35	NAVIOS LUZ(ii)	Capesize	179,144	2010	October 2025	Index-Linked
36	LORDSHIP	Capesize	178,838	2010	January 2026	Index-Linked
37	CAPE AQUA	Capesize	178,055	2009	July 2025	Index-Linked
38	MILESTONE	Capesize	176,354	2010	February 2026	Index-Linked
39	W-SMASH	Kamsarmax	82,742	2013	November 2025	Index-Linked
40	SAPHIRA	Kamsarmax	82,577	2021	April 2026	Fixed
41	DAISY GLORY	Kamsarmax	82,058	2019	April 2025	Fixed
42	TRIKERI	Kamsarmax	82,016	2023	April 2025	Index-Linked

#	Vessel Name	Type	Size (dwt)	Year Built	Earliest Expiry of Charter-In	Rate Type of Charter-In
43	NAVIOS LIBRA(ii)	Kamsarmax	82,011	2019	January 2026	Index-Linked
44	MINIMATA	Kamsarmax	82,000	2023	June 2025	Index-Linked
45	AOM MARIA LAURA	Kamsarmax	81,800	2021	April 2026	Fixed
46	W-EMERALD	Kamsarmax	81,709	2012	August 2025	Index-Linked
47	ASL JUPITER	Kamsarmax	81,641	2012	March 2025	Fixed
48	NAVIOS CITRINE(ii)	Kamsarmax	81,626	2017	January 2026	Index-Linked
49	AOM BIANCA	Kamsarmax	81,600	2017	November 2025	Fixed
50	PHOENIX(iii)	Kamsarmax	81,569	2012	July 2025	Index-Linked
51	KYNOURIA	Kamsarmax	81,354	2012	November 2026	Index-Linked
52	KROUSSON	Kamsarmax	81,351	2011	July 2026	Index-Linked
53	GEORGITSI	Kamsarmax	81,309	2012	September 2026	Index-Linked

(i)	Denotes vessels not yet delivered to CBI.
(ii)	Although charter hire rate is index-linked, owners have exercised their option and have converted the rate to fixed for a certain period.
(iii)	Denotes vessels that are chartered-in from our owned fleet.
Chartering of Our Fleet
Dry bulk vessels are ordinarily chartered either through a voyage charter or a time charter. Under a voyage charter, the owner agrees to provide a vessel for the transport of dry bulk cargo between specific ports in return for the payment of an agreed freight rate per ton of dry bulk cargo or an agreed dollar lump-sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (hire per day) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as dry-dockings and special surveys, are the responsibility of the ship owner. For our owned fleet, our chartering policy is to employ our owned vessels primarily on short-term time charters. We will monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our owned vessels with a mix of short-, medium- and long-term time charters and voyage charters. Our CBI business enhances and expands our offering to customers by providing services even if our owned vessels are unavailable, by matching our customers’ cargoes with third-party chartered-in vessels. We charter-in vessels using a mix of rate structures and short-, medium- and long-term charter tenors, ensuring an agile and balanced portfolio. Subsequently, we employ our chartered-in vessels through a combination of spot/forward voyage charters, contracts of affreightment and time charter relets to optimize our trade network. By utilizing a mix of active chartering strategies supported by advanced data and analytics, we are able to capitalize on freight market fluctuations and dynamics.
Our vessels transport a broad range of major bulks, such as iron ore, coal and grains and minor bulks, such as bauxite, phosphate fertilizers and steel products, across global shipping routes.
The international dry bulk shipping industry uses utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. For more information regarding our utilization, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results”.
Through CBI, our dry bulk operating platform, we aim to charter-in vessels from reputable shipowners and subsequently employ the vessels on a voyage charter or sub time charter basis with third party charterers. As a result, we have been fixing an increasing number of vessels on voyage charters and we have been entering in contracts of affreightment directly with cargo providers. We believe that our dry bulk operating platform provides added flexibility to changing market conditions and generates synergies with our owned dry bulk fleet.
As of March 13, 2025, the dry bulk operating platform has chartered-in for a period, 53 vessels with a total carrying capacity of approximately 8,564,000 dwt (including five vessels chartered-in from our owned fleet), all of which have been delivered (except for one vessel) and are or will be employed under voyage charters or sub time charters. Furthermore, CBI has contracted to charter-in two Kamsarmax vessels, which are currently under construction, once they are delivered to their third-party owners. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options.
Our Customers
While we currently charter our owned fleet of dry bulk vessels primarily for short-term tenors with reputable dry bulk charterers, we also aim to establish relationships with some of the world’s leading agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies. We aim to maintain a diversified group of customers. For the year ended December 31, 2024, based on the location of the loading ports, 39% of our customer base is in Australia and New Zealand, 23% in South America, 14% in Africa, 8% in North America, 7% in Asia, 5% in the Middle East and India and 4% in Europe.
Our dry bulk operating platform endeavors to charter-in dry bulk vessels from reputable shipowners around the world, that own vessels which meet its trading and specifications criteria. With its chartered-in fleet, our dry bulk operating platform endeavors to provide freight services to a wide base of customers by transporting dry bulk commodities worldwide. Its customers include agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies. Through its global presence our dry bulk operating platform endeavors to develop long-lasting relationships both with shipowners and customers, in order to help maintain continuous access to suitable vessels and cargoes.
Management of Our Fleet
Owned Fleet
Costamare Shipping serves as the manager for our owned dry bulk fleet and will provide us with commercial, technical and other services pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel-owning subsidiaries. The Framework Agreement, including the fee structure thereunder, will be substantially similar to the Framework Agreement dated November 2, 2015, as most recently amended and restated on June 28, 2021, as amended on December 12, 2024, between Costamare Inc. and Costamare Shipping (the “CMRE Framework Agreement”), under which our dry bulk fleet has been managed prior to the spin-off. Costamare Shipping is a ship management company that was established in 1974 and is controlled by Konstantinos Konstantakopoulos. Costamare Shipping has more than 50 years of experience in managing vessels of various types and sizes (including dry bulk vessels), focusing exclusively on containerships from 1992 until June 2021, when Costamare Inc. acquired dry bulk vessels.
Costamare Shipping subcontracts certain of its obligations to other affiliated sub-managers, such as Navilands and Navilands (Shanghai), or subject to our consent, other third-party sub-managers or direct that such affiliated or third-party sub-managers enter into a direct ship-management contract with the relevant vessel-owning subsidiary. Additionally, our sub-managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates having regard, for instance, to the nationality of the crew or the area of operations of our vessels. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we will pay. In return for these services, we will pay the management fees described below in this section. As of March 13, 2025, Costamare Shipping itself or together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai) and FML, provide our fleet with technical crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. In addition, Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Navilands and Navilands (Shanghai) are controlled by our largest shareholder, Konstantinos Konstantakopoulos.
As of March 13, 2025, the following sub-managers provide services to the vessels indicated next to such sub-manager.

Sub-manager	Vessels*
V.Ships Greece	11
FML	13

Sub-manager	Vessels*
Navilands	6
Navilands (Shanghai)	8

*	Includes one vessel we had agreed to sell.
Costamare Services is an affiliated manager which was established in May 2015 and is controlled by our largest shareholder, Konstantinos Konstantakopoulos, and a member of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. The Services Agreement, including the fee structure thereunder, will be substantially similar to Services Agreement dated November 2, 2015, as amended and restated on June 28, 2021, as amended on December 12, 2024, among the vessel-owning subsidiaries of Costamare Inc. and Costamare Services (the “CMRE Services Agreement”), under which Costamare Services has been compensated for certain services to our dry bulk fleet prior to the spin-off.
Our chief executive officer and our chief financial officer will supervise, in conjunction with our Board, the services provided by our affiliated managers and agencies. Our affiliated managers and agencies will report to our board of directors through our chief executive officer and our chief financial officer, each of whom will be appointed by our board of directors. Costamare Shipping also sources and advises on strategic opportunities for our Board’s consideration.
We consider that having several management companies, both affiliated and third party, involved in the management of our owned vessels will provide us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our expanding fleet so as to provide a high level of service, while remaining cost-effective. For example, Navilands (Shanghai) has the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese charterers and suppliers and may also employ Chinese crews. In addition, our managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates.
We believe that our managers are well regarded in the industry and will use state-of-the-art practices and technological advancement to maximize the efficiency of the operation of our fleet of dry bulk vessels. ISM certification is in place for our fleet of dry bulk vessels as well as their respective managers. Costamare Shipping and V.Ships Greece are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. Costamare Shipping is also certified in accordance with the energy management systems Standard ISO 50001-2011.
In connection with the spin-off, Costamare Shipping will agree that during the term of the Framework Agreement, it will not provide, without our prior written approval, any management services to any entity other than us and our subsidiaries, Costamare Inc. and its subsidiaries and to entities controlled by our largest shareholder, Konstantinos Konstantakopoulos or members of his family and their affiliates. Costamare Shipping, as of March 13, 2025, provided services to all of Costamare Inc.’s containerships and five vessels privately owned or controlled by Konstantinos Konstantakopoulos. Costamare Services will agree that during the term of the Services Agreement, it will not provide, without our prior written approval, services to any entity other than us and our subsidiaries, Costamare Inc. and its subsidiaries and to entities controlled by Konstantinos Konstantakopoulos or members of his family and their affiliates, without our prior written approval. Our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai) and FML, provide or may provide services to third parties.
In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they will agree to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a manager or provider or (ii) by directing such manager or provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant manager or provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the manager or provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees under the Framework Agreement and the relevant separate ship-management agreements and fees under the Services Agreement, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties and specialist providers.
For our owned fleet, Costamare Shipping will receive $1,020 per day per vessel, pro-rated for the calendar days we own each vessel pursuant to the Framework Agreement. Costamare Shipping will also be entitled to a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Further, Costamare Shipping will receive a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet. Under the Services Agreement, Costamare Services will receive a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet and a quarterly fee of (i) $667,000 (adjusted for the number of days left in the quarter from and including the distribution date for the initial quarterly fee) and (ii) at Costamare Services’ election (A) an amount equal to the value of     based on the average closing price of our common shares on the NYSE for the 10 days ending on the 30th day of the last month of each quarter or (B)     shares. We have reserved enough of our shares to cover the fees to be paid to Costamare Services under clause (ii)(B) of the immediately preceding sentence through December 31, 2030. The fee structures under the Framework Agreement and Services Agreement are substantially similar to the fee structures that were in place for Costamare Inc. pursuant to the CMRE Framework Agreement and the CMRE Services Agreement prior to the spin-off.
The initial term of the Framework Agreement and the Services Agreement expires on December 31, 2030. The term of the Framework Agreement and the Services Agreement will automatically renew for ten consecutive one-year periods until December 31, 2040, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each dry bulk vessel and the supervision fee in respect of any future dry bulk vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We will have the right to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2040, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to another manager or provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements—Term and Termination Rights”.
Pursuant to the terms of the Framework Agreement, the separate ship-management agreements between Costamare Shipping and each of our vessel-owning subsidiaries and the Services Agreement, liability of Costamare Shipping and Costamare Services to us will be limited to instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services. Further, we will be required to indemnify Costamare Shipping and Costamare Services for liabilities incurred by them in performance of the Framework Agreement, separate ship-management agreements and the Services Agreement respectively, in each case except in instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services.
CBI Fleet
CBI receives chartering, cargo sourcing and research services for the CBI fleet from the Agency Companies located in Copenhagen, Hamburg, Singapore and Japan. CBI entered into separate Agency Agreements for the provision of such services with Local Agency A, Local Agency B and Local Agency C on November 14, 2022, and Local Agency D on November 20, 2023. On December 16, 2024, the Agency Agreements were amended and restated to allow each Local Agency to provide its services to any dry bulk subsidiary of Costamare Inc., in addition to CBI. CBI may also charter out its vessels to Local Agency C. Three of the Agency Companies are controlled by Konstantinos Konstantakopoulos, our largest shareholder, and one of the Agency Companies is controlled by our chief executive officer, Gregory Zikos.
In connection with the spin-off, CBI will enter into Amended and Restated Agency Agreements between CBI with each of the Agency Companies which will be on substantially the same terms as were in effect prior to the spin-off. Under the Agency Agreements between CBI and each of the Agency Companies, CBI will pay to each Agency Company, fees for the performance and provision of services by such Agency Company, calculated on the basis of (a) the cost base of the relevant Agency Company, plus (b) a mark up of 11% on the cost base of the relevant Agency Company, plus (c) any costs incurred by the relevant Agency Company (as paying agent only) on behalf of CBI in the performance and provision of such services. The fees will be substantially similar to the fees that have been paid by CBI to the Agency Companies prior to the spin-off.
Under the Agency Agreements between CBI and each of the Agency Companies, CBI may terminate the agreement with the respective Agency Company, with immediate effect by notice, if such Agency Company (a) is subject to an insolvency event, (b) is a sanctioned person, (c) commits a material breach of the agreement that cannot be remedied or was not remedied in due time or (d) commits repeated breaches of the agreement so as to deprive CBI of the use or enjoyment of such Agency Companies’ services, or to cause business disruption or substantial inconvenience. In addition, CBI may also terminate the agreements in accordance with the force majeure clauses thereunder.
Competition
We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and dry bulk vessel specifications, size, age and condition. Competition for providing dry bulk shipping services comes from a number of experienced shipping companies. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition. Ownership in the international dry bulk shipping sector is generally very fragmented, with approximately 14,155 vessels in the fleet controlled by almost 2,800 different owner groups – the average dry bulk vessel owner group owns approximately five vessels. Nonetheless, a number of major owners do control a significant portion of global fleet capacity in the sector; the top 10 owner groups all control fleets of over 10 million dwt. The majority (approximately 615 million dwt or 60%) of the global dry bulk fleet aggregate carrying capacity is owned by independent private shipping companies, while the next largest share is that of publicly listed companies (approximately 168 million dwt or 16%), followed by state interests (approximately 116 million dwt or 11%), cargo interests & traders (approximately 74 million dwt or 7%) and financial companies (approximately 42 million dwt or 4%). The largest dry bulk vessel owner group is China COSCO Shipping, with a fleet of 318 vessels of an aggregate carrying capacity of approximately 35.9 million dwt, while the rest of the top five in terms of total dwt capacity is comprised of Japan’s NYK (198 ships of approximately 22.2 million dwt), Norway’s Frederiksen Group (107 vessels of approximately 15.1 million dwt), Greece’s Star Bulk Carriers (151 ships of approximately 14.6 million dwt), and Singapore’s Berge Bulk (69 vessels of approximately 13.1 million dwt).
Crewing and Shore Employees
We have four shore-based officers, our chief executive officer, our chief commercial officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed by and receive compensation for their services from Costamare Shipping or Costamare Services or Local Agency B. Our chief executive officer and chief financial officer are also employed by and receive compensation from CBI. As of December 31, 2024, Costamare Shipping, Costamare Services and the Agency Companies employed, in the aggregate, approximately 260 people and approximately 800 seafarers were serving on our owned vessels. As of December 31, 2024, CBI employed approximately 40 people, of which 20 people were also employed by Costamare Shipping and/or Costamare Services. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our owned vessels that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our owned vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. Neither we nor our managers have experienced any material work stoppages due to labor disagreements during the past three years.

Seasonality
We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire and freight rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk market is typically stronger in the fall in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America and in the spring months in anticipation of the South American grain export season due to increased distance traveled known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.
Permits and Authorizations
We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and financial assurances currently required to operate our vessels have been obtained (exclusive of cargo-specific documentation, for which charterers or shippers are responsible). Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.
Risk of Loss and Liability Insurance
General
The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances, unlimited liability upon shipowners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.
We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance for our fleet of dry bulk vessels to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum standard level offered by members of the International Group of P&I Clubs (“International Group”) at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid. In addition, our insurers may not be contractually obligated or may be prohibited from posting security or covering costs or losses associated with certain incidents (for example, casualties in sanctioned locations like Iran).
Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance
We maintain hull and machinery marine risks insurance and hull and machinery and loss of hire war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability and actual or constructive total loss in accordance with the Institute Time Clauses - Hulls - 1.10.83, except for the war risk insurance, which is in accordance with the rules of the Hellenic Mutual War Risks Association (Bermuda) Ltd. Each of our dry bulk vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.
We do not and will not obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our vessels have had a very limited of off-hire days.

Protection and Indemnity Insurance—Pollution Coverage
Protection and indemnity insurance is usually provided by a protection and indemnity association (a “P&I association”) and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.
Our protection and indemnity insurance is provided by a P&I association which is a member of the International Group. The 12 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.
Our protection and indemnity insurance coverage is currently subject to a limit of about $1 billion per vessel per incident for pollution.
As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.
Freight Demurrage & Defense Insurance
We maintain legal and associated costs insurance (“FD&D”) for our owned fleet vessels through a member of the International Group. FD&D insurance provides cover for legal and associated costs incurred in disputes arising in connection with the owning and operating of the covered vessel. The disputed sum itself is not insured. Costs include legal fees but may also include, for example, surveyor’s and expert’s fees incurred either in bringing or for defending a claim. Disputes under charterparties are the most common type of claim that is covered, but cover is also provided for other types of disputes.
Charterers’ Liability Insurance
For our chartered-in vessels we maintain Charterers’ Liability Cover through a P&I association which is a member of the International Group. This cover includes protection and indemnity insurance (which includes damage to hull), FD&D insurance, war risks and extended liability cover (“ELC”). ELC is an additional layer of cover for onerous contractual liabilities not covered under the ordinary protection and indemnity policy. We also maintain bunkers insurance, which extends the ambit of the protection and indemnity coverage to include the bunkers carried on board.
Inspection by Classification Societies
Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
For maintenance of the class, regular and occasional surveys of hull and machinery, including the electrical plant and any special equipment classed, are required to be performed as follows:
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey. According to the type and age of the ship, the examinations of the hull may be supplemented by thickness measurements as specified in the classification society’s rules and as deemed necessary by the attending surveyor.
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including ultrasound measurements to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Class renewal surveys/special surveys are carried out at five-year intervals. The special survey may be commenced at the fourth annual survey or between the fourth and fifth annual surveys. Consideration may be given by class, in exceptional circumstances, to granting an extension for a maximum period of three months after the due date. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey arrangement at which ship’s hull and structure, equipment and systems are surveyed at five-year intervals, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which survey items of the vessel are subject to separate surveys. This process is referred to as continuous class renewal. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.
All vessels are also required to be subject to bottom surveys and dry-docking for inspection of their underwater parts and for repairs related to such inspections. Two bottom surveys are required during each five-year period of the classification certificate and the interval between any two successive bottoms surveys is in no case to exceed 36 months. One bottom survey (dry-docking) shall be carried out in conjunction with the special survey. Every alternate bottom survey may be permitted afloat provided certain design conditions are met, except for dry bulk vessels exceeding 15 years of age, which are required to be dry-docked at least every two and a half years, in conjunction with the main class intermediate and the special surveys. If any defects are found, the classification surveyor will issue a “condition of class or memorandum” which must be rectified by the shipowner within prescribed time limits and at the latest during the next special survey.
Insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by members of IACS.
The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our owned fleet:
Dry-docking Schedule(1)

	2025	2026	2027	2028	2029
Number of Vessels	11	9	11	12	11

(1)	Excludes one dry bulk vessel that we have agreed to sell.
Environmental and Other Regulations
Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including laws and regulations governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water, ballast water management and climate change. These laws and regulations include the OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the IMO, including MARPOL and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements necessitates significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Several of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels in one or more ports.
Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Costamare Shipping and V.Ships Greece are certified in accordance with ISO 9001- 2008 and ISO 14001-2004 (relating to quality management and environmental standards, respectively). Costamare Shipping is also certified in accordance with the energy management systems Standard ISO 50001-2011. We believe that operations of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.
IMO Requirements
Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters and in the atmosphere, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions.
Amendments to Annex VI effective from January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m which became effective in 2020, and is a significant reduction from the 3.5% m/m global limit previously in place. Vessels must either be equipped with exhaust gas scrubbers, which allow the vessel to use the existing, less expensive, high sulphur content fuel, or have undertaken fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. Vessels that are not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in eight of our vessels. Presently, 24 of the 53 vessels period chartered-in through our dry bulk operating platform (out of which three are vessels chartered-in from our owned fleet) are equipped with exhaust gas scrubbers. Vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.
Annex VI also provides for the establishment of special areas, known as Emission Control Areas (“ECAs”), where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, the Mediterranean Sea, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as ECAs. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. The emissions restrictions of the Mediterranean ECA are the same as the other ECAs, mandating the use of fuel oil with a sulphur content not exceeding 0.10% or the use of an exhaust gas cleaning system. In October 2024, at MEPC 82, the IMO adopted amendments to Annex VI to designate the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter. The amendments will enter into force on March 1, 2026. Additional ECAs may be established in the future.
IMO nitrous oxide (NOx) Tier III requirements, the most demanding to date, took effect in North American and U.S. Caribbean ECAs in 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW must comply with the NOx Tier III standard. However, if other ECAs for NOx are implemented, the NOx Tier III requirements will not be retroactive and the Tier III emission limits for any new NOx ECAs (e.g., for the North Sea and Baltic Sea) will become applicable to vessels with keel-laying as of the date that the new NOx ECAs go into effect.
Amendments to MARPOL Annex VI, which entered into force in 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data must be reported to the ship’s flag state (“Flag Administration”) on an annual basis. In April 2024, at MEPC 81, the IMO adopted amendments to Appendix IX of MARPOL Annex VI, which introduced increased data granularity requirements, including, among other things, the reporting of fuel consumption per consumer type and data on transport work. These amendments will enter into force on August 1, 2025. All our existing vessels have submitted to their Flag Administration the data required by regulation 22A of MARPOL Annex VI, covering ship operations for the years ended December 31, 2022 and 2023. The data was collected and reported in accordance with the methodology and processes set out in the vessels’ Ship Energy Efficiency Management Plan and the vessels are now carrying the relevant Statement of Compliance in accordance with the Fuel Oil Data Collection System. For the fourth reporting period, which is for the year ended December 2024, we expect the necessary data will be submitted to each ship’s flag by March 31, 2025.
All our vessels are compliant in all material respects with current Annex VI requirements, however, if new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.
Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) entered into force in 2018. The changes included criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. Although all our existing vessels are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.
In addition, MEPC of the IMO adopted two sets of mandatory requirements to address GHG emissions from ships that entered into force in 2013. The Energy Efficiency Design Index (“EEDI”) requires ships to achieve a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements may cause us to incur additional compliance costs.
In June 2021, at MEPC 76, MEPC finalized and adopted amendments to the MARPOL Annex VI that also require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. The measures require all ships to calculate their Energy Efficiency Existing Ship Index (“EEXI”) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (“CII”) and CII rating. The amendments entered into force on November 1, 2022, and the requirements for EEXI and CII certification entered into force on January 1, 2023. Attained EEXI shall be calculated for ships of 400 gross tonnage and above, in accordance with the different values set for ship types and size categories and verified by class. EEXI indicates the energy efficiency of the ship compared to a baseline. Ships are required to meet a specific required EEXI (the “Required EEXI”), which is based on a mandated reduction factor (expressed as a percentage relative to the EEDI baseline). When a ship’s attained EEDI does not meet the Required EEXI threshold, technical modification options may be considered for compliance (e.g., engine/ shaft power limitation, retrofit of energy saving technologies, alternative fuels).
A ship’s CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The actual annual operational CII achieved must be documented and verified against the required annual operational CII. This enables the operational carbon intensity rating to be determined. The rating is given on a scale–operational carbon intensity rating A, B, C, D, or E–indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level. The performance level is recorded in the ship’s Ship Energy Efficiency Management Plan. A ship rated D for three consecutive years, or E, will have to submit a corrective action plan, to show how the required index (C or above) will be achieved.

As a result of the IMO’s continuous work to contribute to global efforts against climate change, it adopted an initial GHG reduction strategy in April 2018. This strategy established levels of ambition for emissions reductions subject to ongoing reviews by the organization. The ambition levels considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels, and introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short-term measures included the evaluation and improvement of vessel energy efficiency requirements, the application of technical efficiency measures for existing ships and the introduction and regulation of carbon intensity for ships in operation. Mid-term and long-term measures included development of an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures to incentivize GHG emissions reductions. The levels of ambition and indicative checkpoints consider the Well-to-Wake (WtW) GHG emissions of marine fuels, as addressed in the Guidelines on life-cycle GHG intensity of marine fuels life-cycle analysis (LCA) Guidelines, with the overall objective of reducing GHG emissions of international shipping without shifting such emissions to other sectors.
In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provided new mid-term emissions reduction goals and built upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2030 and (4) achieving net zero GHG emissions from international shipping. A basket of mid-term measures to reduce GHG emissions that combines technical and economical elements was finalized at MEPC 81 in March 2024, and will ultimately enter into force in 2027. Potential long-term measures may be finalized and agreed by MEPC beyond 2030. Implementation of the framework through regulatory measures may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. We are unable to accurately predict the ultimate scope of such measures and their potential impact on our operations once implemented.
Emissions monitoring and varying emission requirements present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s levels of ambition, the EU ETS and the FuelEU Maritime Regulation, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, for example with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The EEXI regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of shaft/engine power limitation as measures to comply with the amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships to replace any reduction in capacity.
The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.
Fifteen years after the IMO’s initial adoption of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, a sufficient number of contracting states have ratified the Convention, and it will enter into force on June 26, 2025. The Convention introduces regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and establishes an enforcement mechanism for ship recycling, incorporating certification and reporting requirements. Pursuant to the Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.
In 2022, the IMO amended MARPOL Annex I to prohibit the use of Heavy Fuel Oil, or “HFO,” in Artic waters, which came into force in July 2024. The amendment prohibits the use of oils having a density at 15"C higher than 900 kg/m3 or a kinematic viscosity at 50"C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party’s sovereignty or jurisdiction until July 1, 2029. Our vessels are required to adhere to this prohibition.

Other International Requirements
Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015, the United Nations Framework Convention on Climate Change adopted the Paris Agreement, which established a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.
The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. The IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which entered into force in 2017. Under the BWM Convention, each vessel is required to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the standards pertaining to the treatment of the ballast water (“D-2 Standard”) requires, in most cases, existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule was designed to ensure full global implementation by September 8, 2024. For existing vessels we have installed treatment systems to comply with the D-2 standard at the time of the periodical dry-docking of the relevant vessels.
The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain an SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each vessel in our fleet, Costamare Shipping and each of our sub-managers are ISM Code-certified.
United States Requirements
The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our vessels, making them subject to the requirements of OPA 90.
Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:
•	natural resource damages and the costs of assessment thereof;
•	real and personal property damage;
•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and
•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.
Effective May 23, 2023, the OPA liability limitation under U.S. Coast Guard regulations was increased to the greater of $1,300 per gross ton or $1,076,000 per incident for non-tank vessels, subject to periodic future adjustments of such limits. These limitations of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
The CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.
All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital that exceeds the applicable amount of financial responsibility, measured in assets located in the United States against liabilities located anywhere in the world.
U.S. Coast Guard regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.
OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their borders, coasts and territorial seas, and some states have enacted legislation providing for unlimited liability for entities found responsible for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.
We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion. Although our vessels only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our vessels has an approved response plan.
The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act (“VIDA”) enacted December 4, 2018, required the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On October 9, 2024, the EPA issued Vessel Incidental Discharge National Standards of Performance, new final regulations pursuant to VIDA which set discharge standards that are as least as stringent as the VGP. These new standards are enforceable through U.S. Coast Guard regulations, which must be promulgated within two years. Until the Coast Guard’s regulations are final and enforceable, vessels will continue to be subject to the existing discharge requirements under the VGP. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Since the approved BWMS became available, vessels calling at U.S. ports have been required to have such systems installed by their first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our vessels that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any costs associated with meeting the requirements under the VGP or the Vessel Incidental Discharge National Standards of Performance will be material.
U.S. Coast Guard regulations adopted under the 1996 U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations, which became effective in June 2012, established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms that attach to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.
The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. In April 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulphur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the United States and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power or use other CAECS (CARB Approved Emission Control Strategies) such as emission capture systems. The regulation was phased in starting in 2014, but does not currently apply to dry bulk vessels. If this regulation is extended to dry bulk vessels, we will have to make necessary modifications to our vessels. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.
If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.
European Union Requirements
The European Union has adopted legislation that (1) requires member states to refuse access to their ports to certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.
The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling in alignment with the requirements of the 2009 Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships (the “EU Recycling Regulation”). Since December 31, 2018, seagoing vessels flying the flag of an EU Member State must be recycled solely in ship recycling facilities within the EU or in countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, must have an inventory of hazardous materials on board, such as asbestos and ozone-depleting substances, that specifies the location and approximate quantities of those materials certified by the relevant administration or authority.
The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”) and Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023 on the use of renewable and low-carbon fuels in maritime transport (the “FuelEU Maritime Regulation”). The EU MRV Regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions. Since June 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements. Data collected is open to the public, as provided for by the regulations. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI which were adopted by IMO in October 2016.
On September 16, 2020, the European Parliament voted in favor of amending the EU MRV Regulation to require shipping companies to reduce on a linear basis their annual average CO2 emissions relative to transport work for all their ships by at least 40% by 2030, with penalties for non-compliance. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

The incorporation of shipping into the EU ETS introduced an additional approximately 80 to 100 million emission allowances to the market. Of these, auction revenues from 20 million emission allowances will go to the Innovation Fund, a funding program that develops low-carbon technologies, to be used for shipping-specific projects. The remaining revenues will go to the EU Member States and must be used for climate-related purposes.
While the inclusion of shipping in the EU ETS formalized a market-based GHG emissions reduction measure that promotes improvements in energy efficiency, European regulators recognized that a mechanism establishing increasing levels of demand for renewable and low-carbon maritime fuels would drive additional emissions reductions. As a result, the EU adopted the FuelEU Maritime Regulation on July 25, 2023, which was designed to enable the EU to reduce its net GHG emissions by at least 55% by 2030 compared to 1990 levels and to achieve climate neutrality by 2050. The FuelEU Maritime Regulation incentivizes the production and uptake of sustainable low carbon and renewable fuels for ships over 5,000 gt operating in European territorial waters. The regulation entered into force on January 1, 2025 and established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The GHG intensity of energy consumed by vessels on European voyages is measured on a Well-to-Wake (WtW) basis, and the Regulation requires reductions in the lifecycle GHG intensity of fuel which will gradually increase over time, beginning with a 2% reduction in 2025, up to 80% by 2050. This progressive reduction is designed to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (RFNBOs) with higher decarbonization potential. The upper limit of GHG intensity is calculated based on the EU MRV data from 2020, and ships with a higher GHG intensity than the applicable upper limit must pay a remedial penalty proportional to their compliance deficit. The compliance deficit is the difference between the maximum permissible GHG intensity and the actual GHG intensity, multiplied by the ship’s energy consumption. FuelEU also includes a voluntary pooling mechanism, under which ships will be allowed to pool their compliance balance with one or more other ships.
Both the EU ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers. Ultimately, vessels chartered in the future may be subject to discount rates compared to more technologically advanced vessels that are better equipped to comply with such schemes, such as vessels using dual fuels.
Marshall Islands Requirements
On January 1, 2019, the Economic Substance Regulations, 2018 (the “ESRs”) adopted by the Republic of the Marshall Islands came into force.
The ESRs apply to all Marshall Islands non-resident domestic entities and foreign maritime entities registered in the Marshall Islands that meet the definition of “relevant entity” and which derive income from a “relevant activity”. “Relevant entity” is defined in the ESRs to include a non-resident domestic entity or foreign maritime entity formed under Marshall Islands law that is centrally managed and controlled outside the Marshall Islands and is a tax resident of a jurisdiction other than the Marshall Islands. “Relevant activity” is limited under the ESRs to certain enumerated activities including “shipping business” and “holding company business” which the Company has determined may be applicable to it and its Marshall Islands subsidiaries and affiliates.
Under the ESRs, for each yearly reporting period, a relevant entity that derives income from a relevant activity must satisfy an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and an adequate number of qualified employees in the Marshall Islands, considering the level of relevant activity carried out in the Marshall Islands.
All Marshall Islands non-resident domestic entities and foreign maritime entities are required to submit an Economic Substance Declaration to the Registrar of Corporations (the “Registrar”) on a yearly basis. If the

Registrar determines that a relevant entity has not met the economic substance test for the relevant reporting period, the Registrar will issue a notice of non-compliance and assess penalties as disclosed in the notice. Penalties can range from fines up to $100,000 and/or revocation of formation documents and dissolution.
Other Regional Requirements
The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.
Of particular importance, due to the trade intensity in these areas, are four ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), which are regulated in order to reduce the levels of ship-generated air pollution and restrict the sulphur content of fuels. As of January 1, 2017, vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within Chinese emission control areas have implemented this standard. As of January 1, 2019, vessels must use fuel with a sulphur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. From January 1, 2022, vessels entering Hainan Waters are required to use fuel with a maximum sulphur content of 0.10% m/m within the coastal ECA. A more stringent requirement is applicable in designated “inland control areas”. These include the navigable waters of the Yangtze River main lines (from Shuifu in Yunnan Province to Liuhe Estuary in Jiangsu Province) and the Xijiang River main lines (from Nanning in Guangxi Province to Zhaoqing in Guangdong Province). From January 1, 2020, vessels entering the inland emission control areas are required to use fuel with a maximum sulphur content of 0.10% m/m. The restriction has also been applied to inland and “river-sea” vessels entering inland emission control areas as of January 1, 2019. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in 71 ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China must report energy consumption data of their last voyage to China MSA before leaving port (China Regulation on Data Collection for Energy Consumption of Ships). Hong Kong’s current Fuel at Berth Regulation requiring ships to burn fuel with a sulphur content not exceeding 0.5% m/m while at berth is expected to be replaced by a regulation extending the standard to ships operating in Hong Kong waters. Ships not equipped with scrubbers will be required to burn fuel with a sulphur content not exceeding 0.5% m/m within Hong Kong waters, irrespective of whether they are sailing or at berth. In Taiwan, ships not equipped with exhaust gas scrubbers must burn fuel with a sulphur content not exceeding 0.5% m/m when entering its international commercial port areas.
In connection with the introduction of the ban of high sulphur fuel for vessels not equipped with exhaust gas scrubbers, countries are introducing rules as to the type of exhaust gas scrubber that may be acceptable to be operated on vessels, in effect prohibiting the operation in their waters of open loop-type exhaust gas scrubbers and forcing vessels to use the more expensive Diesel Oil fuel when sailing in their waters.
Vessel Security Regulations
A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;
•	the development of ship security plans; and
•	compliance with flag state security certification requirements.
The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.
C.	Organizational Structure
We are currently a wholly owned subsidiary of Costamare Inc. After the spin-off, we will be a holding company for our subsidiaries, all of which will be wholly owned by us. A list of our subsidiaries, and their jurisdiction of organization, following the spin-off and the completion of the Restructuring Transactions, as of     , 2025, is set forth in Exhibit 8.1 to this registration statement.
D.	Property, Plant and Equipment
We have no freehold or material leasehold interest in any real property. We occupy office space at 7 rue du Gabian, MC 98000 Monaco. Other than our vessels, we do not have any material property. Certain of our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.
ITEM 4.A.	UNRESOLVED STAFF COMMENTS
Not applicable.

THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY
The information and data contained in this registration statement relating to the international dry bulk shipping industry has been provided by Clarksons Research Services Limited (“Clarksons Research”) and is taken from Clarksons Research’s database and other sources. We believe and act as though the information and data contained in the registration statement and relating to the international dry bulk shipping industry provided by Clarksons Research is accurate. Clarksons Research has advised that: (i) some information in Clarksons Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database; and (iii) whilst Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors.
Overview
•	The global dry bulk fleet plays a central role in global economic activity, transporting a wide selection of essential raw materials and commodities across a diverse global geography.
•	Shipping demand is closely tied to global industrial production trends, with Asia - in particular China – a key driver of demand for dry bulk trade commodities.
•	Dry bulk trade volumes grew firmly in 2023 and 2024, led by strong trends in China, while a number of disruption factors boosted vessel demand in tonne-mile terms.
•
Moderate supply growth expected in the coming years, with the orderbook limited by historical standards at approximately 10% of fleet capacity, in part due to uncertainty around fuel and technology choices, as well as elevated newbuild prices and limited yard slot availability due to firm ordering in other sectors.

•
Positive dry bulk shipping market trends seen in 2024 above long-term average earnings levels, with especially firm trends in the Capesize sector after strong demand trends and seasonally softer earnings apparent in early 2025.

•	Growing pressure to reduce emissions across the shipping industry, with fuel technology uncertainty and emissions policies potentially moderating supply growth in the future.
International Shipping Industry
The maritime shipping industry is fundamental to international trade, being the only practicable, cost effective and carbon efficient means of transporting large volumes of many essential commodities and finished goods. In 2024, total annual world seaborne trade amounted to 12.6 billion tonnes and 1.5 tonnes per capita, of which dry bulk cargoes, transported by the dry bulk shipping industry, amounted to over 5.7 billion tonnes (45% of the total). For comparison, the oil tanker fleet transported around 3.0 billion tonnes of cargo in 2024 (24% of the total), while the containership fleet moved 1.9 billion tonnes of cargo last year (15% of the total). Marine transportation also offers benefits from an environmental perspective, with the industry registering as the least CO2 intensive mode of freight transport when compared to air, road and rail basis CO2 emitted per tonne-mile of cargo moved.

Figure 1. Dry Bulk Market Structure

Overview of the Dry Bulk Shipping Market
The global dry bulk vessel fleet consists of vessels of a wide range of sizes (10,000 dwt to approximately 400,000 dwt – see Fig. 1) designed for the transportation of dry bulk commodities to service global industries including metals, energy, and agriculture. Dry bulk cargoes are, in many cases, essential raw materials and commodities on which growing global populations and economic development rely. They are used across many basic industries including manufacturing, construction and food. Dry bulk trade is often divided at a high level into “major bulk” and “minor bulk” commodities.
The major bulks consist of iron ore, coal and grain, and trade in these commodities totaled 3.5 billion tonnes in 2024. Minor bulks, meanwhile, cover a wide variety of commodities, such as forest products, iron and steel products, fertilisers, agricultural products, metal ores, minerals and petcoke, cement, other construction materials, scrap metal and salt, and totaled a combined 2.3 billion tonnes in 2024.
As of February 2025, there are 14,155 dry bulk vessels with an aggregate carrying capacity of over 1.0 billion dwt in the fleet (around 43% of the total global cargo fleet by capacity). Dry bulk markets are highly competitive: charter rates are sensitive to changes in demand for, and supply of, shipping capacity, and are consequently cyclical and volatile.
Dry bulk freight and charter markets saw positive trends across 2024, with dry bulk trade volumes having grown firmly recently (growth of approximately 3.5% per annum was seen across 2023-24), while fleet growth has been moderate in recent years and other factors, notably the diversion of vessels away from the Red Sea towards longer-distance trade routes, have additionally tightened vessel capacity.
Types of Dry Bulk Vessels
The Capesize sector includes vessels of over 100,000 dwt, which are typically used to transport large cargoes of iron ore, coal, and increasingly bauxite on major, often long-haul trade routes, and in many cases into Asia. These vessels had traditionally been regarded as being too large to transit the Panama Canal, though the widening of the canal means that many ships in this sector are now able to transit, though typically not when fully laden. Key designs within this category include “standard” Capesizes of approximately 180,000 dwt, “Newcastlemaxes” of approximately 210,000 dwt, “Wozmaxes” of approximately 250,000 dwt and Very Large Ore Carriers (VLOCs) of up to 400,000 dwt.
The Panamax sector is mainly comprised of vessels of 70,000-99,999 dwt (though it also includes some older designs of 60,000-69,999 dwt). These vessels are historically the largest vessels able to transit the Panama

Canal when laden, and are primarily involved in the transportation of coal and grain, as well as iron ore and some minor bulks, on a wide range of both long-haul and shorter-haul trade routes. Designs of approximately 75,000 dwt were popular through the 2000s and early 2010s, but “Kamsarmax” designs of approximately 82,000 dwt have become the dominant design in the sector over the last decade.
Figure 2. Dry Bulk Fleet Summary

Sector	Size (DWT)	Fleet		% share of DWT	Average Age	% 20+ yrs*
		Number	million DWT
Capesize	100,000 DWT+	2,031	401.3	38.7%	11.4	4%
Panamax	70-99,999 DWT	3,240	263.2	25.4%	12.2	13%
Handymax	45-69,999 DWT	4,329	246.8	23.8%	12.3	11%
Handysize	10-44,999 DWT	4,555	126.8	12.2%	13.5	14%
Total	10,000 DWT+	14,155	1,038.1	100.0%	12.5	10%

Source: Clarksons Research, February 2025.
Note (1): * Based on DWT
Note: Panamax fleet includes vessels 60-69,999 dwt built prior to 2000. Handymax fleet includes vessels 40-44,999 dwt built pre-2014.
The Handymax sector is comprised of vessels of 45,000-69,999 dwt (though some older vessels in the 60,000-69,999 dwt range are included in the Panamax fleet, whilst some older designs in the 40,000-44,999 dwt range are included in the Handymax fleet). Handymax vessels are more flexible than Panamax or Capesize vessels, are often fitted with cranes, and carry a wide range of minor bulk cargoes, as well as smaller cargo sizes of major bulk cargoes – notably grains, mostly on short and medium-haul routes, but also on some longer-haul routes at times.
The Handysize sector includes vessels of 10,000-44,999 dwt (though some older vessels of 40,000-44,999 dwt are included in the Handymax fleet). Handysize vessels are the most versatile of the dry bulk fleet, and are able to serve a diverse set of ports globally due to their smaller dimensions (i.e. shallower draft, narrower beam and shorter overall length), and are typically fitted with cranes or derricks on deck for the loading and discharging of cargoes at ports with limited shoreside infrastructure. Handysize vessels typically transport minor bulk cargoes, primarily on shorter-haul, intra-regional trade routes, as well as some smaller cargoes of major bulks.
Seaborne Dry Bulk Demand Trends
Dry bulk shipping demand is principally a product of the amount of dry bulk commodities traded and transported by sea and the distance over which this cargo is transported. Trade in dry bulk commodities is in turn affected by global and regional economic conditions, including industrial production trends globally, and primarily in Asia, particularly China. Other factors that influence demand include changes to seaborne transportation patterns and regional raw material price variations, while some commodities also see specific seasonal demand variations – notably grain trade, which is impacted by harvest timings, and coal trade which is sometimes supported by increased demand for heating/air conditioning during the winter and summer months in key demand centres.
Key Dry Bulk Trade Routes by Commodity
Seaborne iron ore trade is the largest single component of seaborne dry bulk trade, totalling 1.6 billion tonnes in 2024 and accounting for nearly 30% of total dry bulk trade (over 5.7 billion tonnes) and around 13% of total global seaborne trade across all shipping sectors. Of this, China accounts for around three quarters of total imports (over 1.2 billion tonnes in 2024), while Australia (over 900 megatonnes or 56% of global in 2024) and Brazil (386 megatonnes or 24% of global in 2024) dominate the supply side. Seaborne iron ore trade flows (and also Capesize demand) are dominated by two large trade flows; Australia-China and Brazil-China; the much longer distance of the Brazil-China route means that this route requires more vessels per tonne of cargo, and so has an outsized impact on vessel demand. Other key iron ore trade routes include exports from Brazil and Australia to other east Asian economies (e.g., Japan, Korea), exports from Brazil and Canada into Europe, and exports from South Africa to both Europe and Asia.
Seaborne coal trade, which totaled almost 1.4 billion tonnes in 2024, can be divided into two parts: steam coal trade and coking coal trade. Steam coal trade (approximately 1.1 billion tonnes in 2024) accounts for a larger overall volume than coking coal trade (approximately 285 megatonnes in 2024), while both are comprised of a very wide range of trade flows, with many countries and regions importing significant volumes, though there is a smaller selection of major exporters. Indonesia (565 megatonnes in 2024), Australia (362 megatonnes), Russia (146 megatonnes), the U.S. & Canada (131 megatonnes), South Africa (70 megatonnes) and Colombia (52 megatonnes) are the major seaborne coal exporting nations, while imports are increasingly dominated by demand from Asia (notably China, India, Japan and Korea). Europe has historically been a key market too (EU/UK approximately 30% of global seaborne imports in the mid-2000s), though imports have declined sharply in recent years to less than 5% of imports in 2024.
Seaborne grain trade totaled 532 megatonnes in full year 2024, and is comprised of a range of individual commodities including wheat, coarse grains (such as maize/corn, barley and sorghum), and soybeans. Brazil (142 megatonnes in 2024) and the U.S./Canada (150 megatonnes in 2024) are the largest seaborne grain exporters globally, while Argentina, the EU, Russia and Ukraine are also key players. China has risen to become the largest single importer in recent years (151 megatonnes in 2024) but grain trade is extremely diverse, with countries across Asia, Africa, the Middle East and Latin America also key importers. Long-haul Atlantic (notably U.S., Brazilian and Argentinian) grain exports to Asia have grown sharply over the last decade; the average haul of grain trade is now much longer than that of iron ore or coal trade, and as such grain accounts for nearly 15% of total dry bulk vessel demand in tonne-mile terms, compared to less than 10% in tonnes.
Seaborne minor bulk trade totaled approximately 2.25 billion tonnes in full year 2024 (vs. around 3.5 billion tonnes for major bulks), and is comprised of an extremely wide range of commodities, goods, participating partner countries, and specific trade flows. Semi-manufactures including steel products (e.g. coils, slabs, long products, plates etc.) and forest products (e.g. logs, sawn wood, chips, pulp etc.) together accounted for around 700 megatonnes of trade in 2024, while agribulks including sugar, oilseed meals, rice, fertilisers, etc. accounted for a further almost 475 megatonnes. Metals and minerals including bauxite (aluminium ore), nickel ore, copper concentrates, scrap metal, cement, salt, coke/petcoke and many more account for the remaining approximately 1 billion tonnes. Selected key trade flows within the minor bulk sector include Guinean bauxite exports, nickel ore exports from the Philippines, Chinese steel products exports, forest products exports from the U.S., Canada and Russia, and Argentinian/Brazilian exports of agribulks.
Historical Dry Bulk Shipping Demand Growth Trends
Seaborne dry bulk trade grew from 2.3 billion tonnes in 2000 to over 3.8 billion tonnes in 2010 and over 5.7 billion tonnes in 2024, a CAGR of 3.9%. Notably, this rate accelerated to an average of 5.9% between 2003-13, driven in particular by the accelerated development of the Chinese economy and steel industry over this period. Iron ore trade has been the largest driver of expansion over the last two decades, growing from 447 megatonnes in 2000 to almost 1.6 billion tonnes in 2024 (CAGR: 5.4%), accounting for nearly 35% of total dry bulk trade growth over the period, the vast majority of which can be attributed to growth in Chinese imports. Seaborne coal trade grew from 509 megatonnes in 2000 to 1.36 billion tonnes in 2024 (CAGR: 4.2%), while grain trade grew from 230 megatonnes to 532 megatonnes (CAGR: 3.6%). Seaborne trade in minor bulk commodities has grown from 1.12 billion tonnes in 2000 to 2.25 billion tonnes in 2024 (CAGR: 3.0%).

Figure 3. Dry Bulk Trade Development	Figure 4. Monthly Global Seaborne Dry Bulk Trade

Recent Dry Bulk Shipping Demand Trends
Dry bulk trade volumes have seen firm growth recently, after previously experiencing a “volatile” period across 2020-22 impacted by the COVID-19 pandemic (2020: -1.3%, 2021: +3.5%) and the Russia-Ukraine conflict and associated geopolitical and economic impacts (2022: -2.6%). Seaborne dry bulk trade grew by a robust 3.3% to a record 5.7 billion tonnes in 2024, as Chinese demand for a range of bulk commodities in particular was exceptionally strong, on the back of firm growth in 2023.
Iron ore and coal trade have seen notably firm trends recently (both grew by approximately 4% per annum across 2023 and 2024), led by record Chinese import demand even as some underlying economic challenges in the country remain, notably around the property sector. Grain trade recorded growth of approximately 2% per annum across 2023-24, with Ukrainian exports rebounding after disruption in 2022 while Brazilian shipments eased back in 2024 from 2023’s exceptional record. Minor bulk trade is estimated to have grown by approximately 3% in 2024 as broad economic improvements in key economies support demand from a range of industries.
Dry bulk trade volume growth is currently projected to cool to approximately 1% in 2025, though uncertainty remains around the outlook, particularly with a range of scenarios around Chinese dry bulk imports after recent record levels, the mixed underlying economic trends in the country and other risks that require further monitoring such as international geo-political tensions.
Disruption has generally been supportive for dry bulk vessel demand recently, with shifting trade patterns – often towards longer distance trade routes – adding to vessel demand in tonne-mile terms (tonnes moved multiplied by distance carried). Factors including shifting trade flows following the start of the Russia-Ukraine conflict (for example, Russian coal being redirected away from Europe to Asia and European imports from further afield), disruption at the Red Sea / Suez Canal and Panama Canal (each seeing many vessels redirected on longer alternative routes) drove an approximately 5% increase in the average “haul” (distance) of dry bulk trade between 2021 and 2024, adding significantly to vessel demand growth over and above volume trends throughout the period. The Red Sea crisis has created notable uncertainty around the dry bulk tonne-mile demand outlook; a normalization in trade routings could see trade distances ease back in the future.
Figure 5. Dry Bulk Supply-Demand Growth Trends

% y-o-y
20%
15%
10%
5%
0%
-5%
Dry Bulk Fleet (dwt)
Dry Bulk Trade (tonnes)
Dry Bulk Trade (tonne-miles)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025f

Source: Clarksons Research, February 2025. 2025 basis latest forecasts.

Dry Bulk Supply Trends
Dry bulk vessel supply is a function of the size of the existing fleet as measured by cargo carrying capacity (typically in dwt, deadweight tonnes), and is influenced by the rate of newbuilding deliveries, scrapping and the operating efficiency of the fleet. At the start of February 2025, the total dry bulk vessel fleet stood at 14,155 vessels of a combined 1.04 billion dwt.
The dry bulk fleet has seen significant growth since 2000, growing from a total carrying capacity of 267 million dwt at the start of 2000 to over one billion dwt by the start of 2024. Growth was particularly rapid through the late 2000s and the early 2010s, with a period of record ordering through 2006-08, as the orderbook as a percentage of fleet capacity hit approximately 80% by late 2008, up from less than 15% in the early 2000s. Fleet capacity growth peaked at 17% in 2010 (and averaged more than 10% per annum across 2007-2013) as the orderbook delivered, and the fleet doubled in size between the start of 2007 and the end of 2013. Fleet growth then subsequently cooled, averaging 3% across 2015-22.
More recently, dry bulk fleet growth has generally remained moderate, with fleet growth of 3.1% recorded in 2023 and 3.0% in 2024, and with current projections being for approximately 3% expansion in 2025, depending in part on a still fairly uncertain outlook for dry bulk vessel demolition.
Dry Bulk Vessel Newbuilding Activity
Dry bulk vessel newbuild ordering (“contracting”) has been moderate by historical standards in recent years, especially when compared to the period of record ordering seen during the dry bulk “super-cycle” in the late 2000s. In total, 698 dry bulk vessels of a combined 52.7 million dwt were contracted during 2023, up from 37.0 million dwt in 2022 and close to 2021’s 8-year high of 51.7 million dwt, though well below the previous highs of more than 100 million dwt in 2007, 2008, 2010 and 2013. 580 vessels of a combined 47.3 million dwt were ordered across 2024, down around 10% year over year. By the start of February 2025, the overall orderbook in the sector to 1,354 vessels of 108.4 million dwt, equivalent to just over 10% of current fleet capacity. This is up slightly from recent lows of approximately 8% in late 2020, and remains moderate by historical standards (October 2008: more than 80%, mid-2014: approximately 25%, ten-year average: approximately 12%). Fuel and technology choices remain an area of uncertainty for vessel owners, with no clear “winning” fuel choice having yet emerged. This has likely undermined newbuild contracting volumes in recent years to an extent, as have the long lead times and elevated newbuild pricing which now characterize the shipbuilding sector generally.
Dry bulk vessel newbuilding has traditionally been dominated by shipyards in three countries – China, Japan and South Korea. Over the last decade, Chinese shipyards have been the largest builder country in the sector, delivering 57% of total dry bulk vessel tonnage, while Japanese yards built around 35%, and Korean and Philippine yards together built less than 10%. By February 2025, Chinese yards accounted for 71% of dry bulk vessel capacity on order globally, followed by Japanese yards (24%) and Philippine yards (4%), while South Korean yards had negligible capacity on order.

Figure 6. Dry Bulk Fleet Development

End Year	Capesize		Panamax		Handymax		Handysize		TOTAL
	m. dwt	% y-o-y	m. dwt	% y-o-y	m. dwt	% y-o-y	m. dwt	% y-o-y	m. dwt	% y-o-y
2014	308.1	4.9%	192.5	4.4%	166.6	5.0%	97.4	1.5%	764.6	4.3%
2015	309.2	0.4%	195.3	1.5%	178.8	7.3%	99.2	1.8%	782.5	2.3%
2016	315.2	1.9%	196.1	0.4%	187.5	4.8%	100.7	1.5%	799.5	2.2%
2017	323.8	2.7%	201.4	2.7%	194.9	3.9%	102.7	2.0%	822.8	2.9%
2018	335.0	3.4%	206.8	2.7%	199.8	2.5%	105.3	2.5%	846.8	2.9%
2019	348.1	3.9%	217.7	5.3%	207.1	3.7%	107.7	2.2%	880.5	4.0%
2020	361.3	3.8%	228.5	5.0%	214.6	3.6%	109.6	1.8%	914.0	3.8%
2021	376.9	4.3%	236.5	3.5%	220.8	2.9%	113.2	3.3%	947.5	3.7%
2022	384.4	2.0%	245.6	3.8%	227.7	3.1%	117.3	3.6%	974.9	2.9%
2023	394.1	2.5%	254.1	3.5%	235.4	3.4%	121.1	3.3%	1,004.8	3.1%
2024	400.9	1.7%	262.3	3.2%	245.1	4.1%	126.2	4.2%	1,034.5	3.0%
2025f	406.6	1.4%	270.9	3.3%	256.0	4.5%	131.7	4.4%	1,065.3	3.0%
CAGR (2014-24)	2.7%		3.1%		3.9%		2.6%		3.1%

Fleet (Feb-25)	401.3	263.2	246.8	126.8	1,038.1
Orderbook (Feb-25)	31.5	36.0	29.7	11.2	108.4
% Fleet	7.8%	13.7%	12.0%	8.8%	10.4%

Source: Clarksons Research, February 2025
At the start of February 2025, around 100 shipyards had at least one dry bulk vessel on order, down from over 300 in early 2009. Global shipyard capacity is estimated to have bottomed out in 2020 after a decade of decline, and since 2021 and in response to increased demand, long lead times and rising prices, there have been incremental capacity increases, driven by greater productivity, yard reactivations and expansions.
Figure 7. Dry Bulk Vessel Orderbook Summary

Sector	Size (DWT)	Orderbook			Orderbook Delivery Schedule (No. ships)
		Number	million DWT	% Fleet*	2025	2026	2027	2028+
Capesize	100,000 DWT+	147	31.5	7.8%	38	51	32	26
Panamax	65-99,999 DWT	434	36.0	13.7%	125	170	108	31
Handymax	40-64,999 DWT	469	29.7	12.0%	171	165	110	23
Handysize	10-39,999 DWT	304	11.2	8.8%	156	115	28	5
Total	10,000 DWT+	1,354	108.4	10.4%	490	501	278	85

Source: Clarksons Research, February 2025.
* in dwt terms. Orderbook schedule as reported and will likely be influenced by slippage.
Figure 8. Dry Bulk Fleet Development

Upsizing & Evolving Designs
Within the dry bulk shipping sector, a steady “upsizing” trend has been seen in recent decades, helping to increase economies of scale in dry bulk trade. The size of the average dry bulk vessel has increased from just under 50,000 dwt in 2000, to just over 60,000 dwt by 2010, and approximately 74,000 dwt by early 2025. This reflects the fact that amongst the firmest growth in global seaborne dry bulk trade since 2000 has been in iron ore and coal trade; dominated by the larger Capesize and Panamax sectors, but also the continued evolution and upsizing of vessel designs within individual dry bulk vessel sectors. In recent years, the majority of newbuilding activity in the Panamax sector, for example, has been for “Kamsarmax” (approximately 82,000 dwt) designs, rather than older “standard” Panamaxes of approximately 75,000 dwt. Older designs of less than 70,000 dwt were once the standard in the sector, prior to 2000. Similarly, in the Capesize sector, Newcastlemaxes of approximately 205-210,000 dwt now dominate the orderbook, while “standard” Capesizes of approximately 180,000 dwt are the most populous designs in the fleet. Similar trends are also clear in the Handysize and Handymax sectors.
Fleet Age & Scrapping
Levels of dry bulk vessel scrapping are driven by demand for steel scrap and available scrap price levels, as well as the age profile of the fleet, movements in dry bulk shipping earnings, and increasingly the environmental regulatory agenda. Across 2000-2024, an average of 183 dry bulk vessels (of approximately 10.7 million dwt) were scrapped per year, though this can vary significantly with market conditions; just 18 ships of 0.5 million dwt were scrapped in 2007 (during the “super-cycle” which saw historically elevated earnings), while 590 ships of 33.3 million dwt were scrapped in 2012 in the wake of the global financial crisis and the significant market oversupply that followed.
With generally improving dry bulk shipping market conditions in recent years, demolition in the sector has been limited, with an average of just 66 ships (4.7 million dwt) scrapped per annum across 2021-24; just 66 dry bulk vessels of 3.8 million dwt were sold for scrap in 2024 amid generally positive vessel earnings and amid periods of positive forwards sentiment.
The average age of the dry bulk vessel fleet stands at 12.5 years old by early 2025, relatively young by historical standards (1990s and 2000s average: more than 14 years) though having now increased considerably from the low of less than 9 years seen in the mid-late 2010s following a number of years of both robust newbuilding deliveries and firm scrapping in the wake of the financial crisis/shipping market “super-cycle” of the late 2000s. While much of the dry bulk fleet is reasonably young (38% of dwt is less than 10 years old), the age profile does include some significant portions of older tonnage, with 25% of capacity 15+ years old and 10% of capacity 20+ years old.

Figure 9. Dry Bulk Vessel Demolition Trends

	Capesize 100,000 dwt+		Panamax 70-99,999 dwt		Handymax 40-69,999 dwt		Handysize 10-39,999 dwt		Total
	No.	m. dwt	No.	m. dwt	No.	m. dwt	No.	m. dwt	No.	m. dwt
2013	44	7.9	74	5.0	80	3.5	233	6.7	431	23.2
2014	25	4.2	69	4.8	72	3.2	151	4.2	317	16.4
2015	93	15.4	96	6.9	71	3.1	171	5.2	431	30.7
2016	78	13.3	118	8.5	96	4.3	122	3.4	414	29.5
2017	33	6.4	50	3.6	67	3.1	73	1.7	223	14.8
2018	18	3.1	2	0.1	15	0.7	21	0.5	56	4.4
2019	29	5.9	6	0.4	17	0.8	31	0.7	83	7.8
2020	49	11.4	15	1.1	38	1.7	40	1.0	142	15.3
2021	14	3.4	9	0.6	15	0.7	21	0.6	59	5.2
2022	17	2.9	11	0.8	9	0.4	11	0.3	48	4.3
2023	6	1.0	31	2.3	35	1.6	19	0.5	91	5.4
2024	5	0.8	21	1.5	18	0.8	22	0.5	66	3.8
2024 avg demo age	22.6		28.5		29.8		28.9		28.5

Source: Clarksons Research, February 2025.
Vessel Operating Speeds
Following the downturn in dry bulk trade and dry bulk shipping earnings after the financial crisis, and alongside rising bunker prices, one way in which dry bulk vessel owners sought to reduce fuel bills was to reduce operating speeds. By 2013, average operating speeds were 15% lower than in 2008; helping to significantly reduce fuel bills for owners (a 15% reduction in speed equates to a fuel saving of as much as approximately 30%+). Alongside cutting fuel bills for owners, this also had the effect of reducing surplus capacity, by reducing the overall productivity of the fleet.
While the sharpest reductions in speed were seen in the years immediately following the financial crisis, steady pressure on dry bulk vessel operating speeds has persisted in more recent years too, with periods of soft market conditions, newer generations of vessels optimised for running at slower operating speeds, and (increasingly) efforts to reduce carbon emissions in the sector all helping to keep operating speeds down. Even periods of strong market conditions have seen much less pronounced upticks in vessel speeds recently; for example, 2021 saw the firmest dry bulk markets since 2008 but speeds increased by only approximately 2% from 2020s lows and remained approximately 16% below 2008 levels. Across 2024, dry bulk vessel speeds were on average 0.8% below 2023 levels, slipping to a new annual low, and standing 20% below average 2008 levels.

Figure 10. Dry Bulk Vessel Speed Trends

Alternative Fuels and Environmental Technology Trends
The dry bulk fleet continues to make some steady progress in the fueling transition, though more slowly than in some other shipping sectors (e.g., container shipping, passenger sectors); by the start of February 2025, a limited 1.1% of dry bulk fleet capacity was capable of using alternative fuels (containerships: almost 8%), while only approximately 14% of capacity on order is set to be alternative fuel capable (compared to 80% of containership capacity), with around 6% being LNG capable, 5% methanol capable, and 3% ammonia capable. A further 15% of the orderbook is alternative fuel “ready”, however, and could be retrofitted to be able to use alternative fuels in the future.
Energy Saving Technologies (“ESTs”), alongside alternative fuels and more efficient “eco” engines (now approximately 38% of fleet capacity), are also playing a growing role in shipping’s decarbonisation efforts, delivering direct fuel consumption and emissions reductions. 42% of dry bulk vessel capacity in the fleet is identified as being fitted with at least one significant EST, up from around 29% at the start of 2020, and around 6% at the start of 2010.
The Environmental & Regulatory Agenda
In recent years there has been a growing range of environmental regulations introduced across the marine transportation industry (see Figure 10). These have included the introduction of a global sulphur cap in 2020 (IMO 2020), which lead to the fitting of exhaust scrubbers or the use of more expensive compliant fuel, and a requirement to fit Ballast Water Treatment Systems, as well as a number of more recent measures aimed at tackling CO2 and other greenhouse gas emissions.

Figure 11. Shipping Industry Environmental & Regulatory Timeline

2024 marked the second year that the IMO’s “short-term” measures, EEXI and CII, have been in force. The EEXI set specific, minimum ship-by-ship technical efficiency standards for all ships 400+ GT, that had to be met during 2023, with some ships requiring engine power limitations or modifications such as EST retrofits to pass. Meanwhile, the CII is an increasingly stringent annual efficiency improvement programme, basis operational CO2 intensity, which awards ships an annual rating between A and E. Ships scoring a D for three consecutive years or an E for one year are required to submit a corrective action plan; our estimated operational CII data indicates approximately 75% of dry bulk fleet capacity may have achieved a rating of A-C last year.
The start of 2024 saw the EU extend its Emissions Trading System to the shipping industry, requiring companies to purchase allowances (“EUAs”) to cover 40% of applicable emissions, rising to 70% in 2025 and 100% in 2026. The scheme, which applies to 100% of emissions on intra-EU voyages and whilst at EU ports, and 50% of emissions on voyages between EU ports and non-EU ports, operates on a “polluter pays” principle, with owners able to pass on costs to charterers. Meanwhile, the FuelEU Maritime Regulation entered into force at the start of 2025. The regulation sets a maximum GHG intensity of marine fuels used on EU-related voyages, requiring intensity to be 2% below the 2020 average in 2025, 6% below in 2030 and 80% below by 2050, based on 100% of energy used on intra-EU voyages and in EU ports, and 50% on voyages between an EU and non-EU port.
The world shipping fleet’s greenhouse gas emissions (across all shipping sectors) are estimated to have reached 1,064 mt of CO2 equivalent (CO2ee) in 2024 on a “well-to-wake” basis, 2.0% of global emissions (“tank-to-wake” CO2 emissions: 875 mt). Emissions have edged downwards in recent years as vessel speeds have reduced and eco and alternative fuel capable tonnage entered the fleet, and despite an increase in 2024 on the back of longer trade routings, are currently down by an estimated 18% on the 2008 level.

Figure 12. Dry Bulk Vessel Orderbook Alt. Fuel Trends

Against this backdrop, there remains significant focus on cutting emissions, with the IMO strengthening its long-term targets for the shipping industry in 2023, to aim for net zero emissions by 2050, and in the interim, reducing GHG emissions by at least 20% (striving for 30%) by 2030 compared to the 2008 level, and by at least 70% (striving for 80%) by 2040. Goals have also been set for zero/near-zero emission fuels to account for at least 5% (striving for 10%) of the energy used in international shipping by 2030.
The IMO is also currently exploring a set of “mid-term” measures to deliver on the next phase of shipping’s emissions reduction, with new regulations planned to be approved in 2025 and potentially to come into force in 2027. A basket of measures is under discussion, with the final regulations to include a technical element, namely a “goal-based marine fuel standard” regulating the phased reduction of the GHG intensity of marine fuels, and an economic element, like the maritime GHG emissions pricing mechanism, which could, for example, take the form of a levy on all emissions, pricing of emissions above certain benchmarks and rebates for early adopters of alternative fuels.
The Dry Bulk Shipping Markets
Dry Bulk Freight & Charter Markets
Dry bulk vessels are employed in a number of different ways; some cargo interests (e.g. miners, trading companies, energy companies, etc.) directly operate their own vessels to move cargoes, while others may sign COAs with vessel owners in order to move a specified volume of cargo over a given period of time. Often, however, cargo interests in the dry bulk shipping sector will make use of one of a number of liquid freight/charter markets; either spot (voyage), tripcharter or time charter (period). In the spot (voyage charter) market, a cargo interest will pay a fixed sum (usually expressed in dollar per tonne) to a vessel owner to move the cargo from A to B, while in the tripcharter and time charter market, a cargo interest will charter a vessel (for either a defined voyage/trip or a specified period of time respectively), paying a specified daily rate to the owner, as well as voyage-related costs such as fuel bills and port charges.
Freight and hire rates for dry bulk vessels trading under spot (voyage) charters are very sensitive to fluctuating demand for and supply of vessels, and rates can consequently be volatile and changeable. Market levels achievable for a given ship, compared to general market levels, will also be influenced by the location and technical specification of the vessel, and the reputation of the vessel and its manager. Typically, agreed terms are based on standard industry charter parties prepared to streamline the negotiation and documentation processes.

Figure 13. Clarksons Average Dry Bulk Vessel Earnings

Recent Market Trends
Dry bulk shipping market conditions, as measured by changing earnings for owners on a $/day basis, can be volatile and cyclical, and have varied significantly over the last decade. Earnings across all segments hit record levels across 2007-08 as the global industrial “super-cycle” significantly boosted demand for dry bulk commodities, and as China’s rapid industrialization added further impetus. Since the global financial crisis, earnings have been more subdued as oversupply and moderating demand growth led to more typical cyclical patterns. In 2021 and 1H 2022, however, rebounding trade after the COVID-19 pandemic, government stimulus, pent-up demand and significant “disruption upside” (e.g., port congestion) pushed earnings in the sector to the highest levels seen since 2008. Markets then normalized in 2H 2022-1H 2023, but remained roughly in line with long-term average levels overall.

Figure 14. Dry Bulk Vessel 1 Year Timecharter Rates	Figure 15. Dry Bulk Vessel 1 Year Timecharter Rates

In 2024, the dry bulk charter markets were fairly strong, with average sector earnings (which take into account average earnings across the Capesize, Panamax, Handymax and Handysize sectors on a spot/trip charter basis and also take into account higher earnings for scrubber-fitted and/or “eco” ships) at approximately $15,000/day overall, up approximately 22% on 2023 and up approximately 15% on the ten-year average. Firm dry bulk demand growth in the Atlantic lent clear support, as well as record Chinese iron ore and coal imports, while the Red Sea and Panama Canal disruptions also had positive impacts. Sentiment was notably positive, particularly in the Capesize sector, which benefited from firm long-haul Atlantic iron ore and bauxite exports, though earnings and sentiment softened in late 2024 and have been seasonally weaker in early 2025 so far.
The time charter (period) market was firm in 2024, reflecting some periods of fairly robust forwards sentiment; the one year time charter rate for a (non-eco, non-scrubber fitted) Capesize averaged approximately $24,000 per day across Q2 2024, approximately 55% above the ten-year average trend, before easing back to ~$17,500/day by early 2025, while the one year rate for a Supramax (approximately 58,000 dwt) averaged $14,750 per day across 2024, up around 20% on the ten-year average.
Vessel Values & S&P Activity
There is a liquid secondhand sale & purchase (S&P) market in the dry bulk shipping sector, with an average of approximately 5% of the dry bulk fleet capacity changing hands per year over the last decade. Secondhand values achievable for a given vessel are influenced by a wide range of factors including vessel design, prevailing market conditions, vessel age and condition, builder yard/country reputation, technical details, fitted equipment (e.g. SOx scrubber), and many others.
Recent years have seen very busy secondhand S&P markets in the dry bulk vessel sector; a record of approximately 900 ships of 61 million dwt (more than $15 billion) were sold in 2021, before easing back slightly in 2022 and 2023, though 2024 saw renewed activity once again, with record volumes in Q1 and full year activity reaching 59.9m dwt, the second highest year on record.
Secondhand Prices
Secondhand pricing in the dry bulk shipping sector is influenced by a range of factors, but most notably by trends in freight/charter markets and forwards sentiment, as well as newbuild prices to an extent, while the value of any individual vessel will clearly also be impacted by specific attributes such as age, specification, condition and commercial background.
Figure 16. Dry Bulk Vessel 5 Year Old Price Benchmarks

Secondhand prices in the dry bulk shipping sector have typically followed freight/charter market cycles, with the exceptionally strong dry bulk shipping markets of the mid-to-late 2000s driving asset prices to record highs before a period of more moderate pricing prevailed for much of the 2010s. The COVID-19 pandemic saw prices soften in 2020 before resurgent dry bulk shipping markets in 2021. Positive sentiment in 2023 and 2024 saw further gains, before a degree of softening emerged late last year.
Our overall dry bulk vessel secondhand price index stood at 179 points by the start of February 2025, up from a late-2020 low of 99 points, albeit down from the August 2024 recent high of 210 points. This in large part reflects robust Capesize pricing, with the benchmark price assessment for a 5 year old Capesize vessel standing at $62 million by the end of January 2025, up from $35.5 million at the start of 2021.

Newbuild Prices
Newbuilding prices in the dry bulk shipping sector are influenced by a wide range of factors, including vessel design, the balance of demand for newbuild vessels (including outside of the dry bulk shipping sector) and supply of build slots at shipyards, labour costs, global steel price trends, and specification options such as choice of fuel, environmental equipment, fitment of cranes or derricks, etc. Economies of scale mean that the cost per dwt is generally lower for larger vessels.
While interest in newbuild dry bulk vessel contracting remains modest by historical standards, firm contracting in a number of other shipping sectors in recent years (notably containerships, gas carriers, car carriers and recently an increase in tanker ordering) has significantly reduced yard slot availability, including for dry bulk vessel orders, and has helped to drive an increase in dry bulk vessel newbuilding costs, alongside some increases in labour and raw materials costs in recent years. By the end of Q3 2024, our overall dry bulk vessel newbuilding price index stood at the highest level (in nominal terms) since early 2009, and was up over 40% from levels at the start of 2021, before easing back marginally since. The benchmark newbuilding price for a standard (approximately 180,000 dwt) Capesize was assessed at $74 million by the start of February 2025, up from $67.75 million at the start of 2024 and $46.5 million at the start of 2021, while the price for an Ultramax (approximately 61-64,000 dwt) rose from $24 million at the start of 2021 to $34.5 million over the same period.
Figure 17. Dry Bulk Vessel Guideline Asset Prices

US$m, end	Benchmark Newbuilding Prices				Benchmark 5 Year Old Prices
	Handysize 38- 40k dw t	Ultramax 61- 64.5k dw t	Kamsarmax 80-84k dw t	Capesize 176- 180k dw t	Handysize 38k dw t	Supramax 58k dw t	Ultramax 61k dw t	Panamax 76k dw t	Kamsarmax 82k dw t	Capesize 180k dw t
2015	20.5	24.3	26.5	46.0	10.0	13.5		14.0		25.0
2016	19.5	22.3	24.5	42.0	12.0	14.0		14.0		24.0
2017	22.0	24.0	25.5	44.0	14.0	17.5		18.5	22.5	33.0
2018	24.0	26.0	28.0	50.0	15.0	18.0		19.0	23.5	33.5
2019	23.5	25.5	27.5	49.5	16.5	17.0	22.0	19.0	23.5	28.0
2020	23.0	24.0	26.0	46.5	14.75	15.5	17.75	18.0	22.0	35.5
2021	29.5	32.5	34.8	60.5	25.5		30.0		33.0	47.0
2022	28.5	30.5	33.5	60.5	23.5		28.0		30.0	43.0
2023	30.0	33.0	35.5	67.0	26.5		30.5		34.0	52.3
2024	30.5	34.8	37.5	76.0	26.3		32.5		34.0	62.0
Jan-25	30.5	34.5	37.0	75.0	25.5		30.5		33.0	62.0
5 Year Avg	28.0	30.9	33.2	60.9	23.4		28.3		31.0	48.0
10 Year Avg	25.0	27.7	29.9	53.9	18.6		27.3		28.0	45.9
10 Year High	30.8	35.0	37.5	76.5	28.5		36.8		38.5	64.0
10 Year Low	19.5	22.3	24.3	41.8	9.0		17.8		17.0	35.0

As at end of period specified. Source: Clarksons Research, Feb 2025. Note: 1H, Annual, 5, and 10 year averages basis averages of monthly observations.
Scrap Prices
At the other end of the dry bulk vessel lifecycle, the scrap value of a dry bulk vessel is also determined by a range of factors, notably steel content of the ship and steel prices offered in the key demolition area (the Indian sub-continent); these are influenced by global and regional steel market dynamics, wider shipping market conditions (and hence the number of recycling candidate vessels on the market), etc.
With market conditions across many different shipping sectors being fairly positive in recent years, the number of scrap candidate vessels has been fairly limited, lending some support to scrap prices despite generally softening steel pricing in recent years. The guideline scrap value for a Panamax vessel ended 2024 at $470 per light displacement tonnage (“ldt”), which is effectively a measure of the weight of the ship and a close proxy for steel content, down from approximately $560/ldt in 2021 (as global steel prices have softened) but still above the pre-COVID ten-year average of approximately $400/ldt.

Dry Bulk FFA / Derivatives Markets
The dry bulk shipping sector has an active freight derivatives market, in which financial instruments including forward freight agreements (“FFAs”) are traded. Freight derivatives are often used by dry bulk shipping market players (e.g. shipowners, operators, cargo interests) in order to mitigate risk and hedge against price volatility, but more speculative players (e.g., traders, hedge funds, retail investors) also participate in the derivatives market, adding to overall liquidity.
A FFA is a cash settled contract for difference (CFD) between two counterparties requiring no physical delivery. FFAs are bought and sold for a specified volume at an agreed rate per tonne (on standardised trade routes), timecharter rate per day or freight market index, and a fixed price for settlement at an agreed future period. Positions are settled against various freight and charter rate assessments and market indices, notably those published by the Baltic Exchange, over the agreed future period.
Dry bulk shipping freight trading can take place both over the counter (OTC) or via exchange cleared contract with a number of exchanges offering clearing services, and can also involve brokers acting as intermediaries between buyers and sellers.
In the dry bulk shipping sector more broadly, the FFA market can also be used as a barometer of market forwards sentiment and expectations; the FFA market “forward curve”, which indicates prevailing pricing for FFA contracts across a range of future settlement dates, may show, for example, whether market players generally expect dry bulk freight and charter rates to increase, decrease or remain steady compared to current spot market levels.
The Dry Bulk Shipping Market Commercial Landscape
Dry Bulk Operational Overview
Dry bulk vessels can be operated and/or move cargo under a range of different commercial structures, from the spot (voyage) market to tripcharter and timecharter (period) agreements, as well as longer-term COAs. Ship owners and cargo interests are clearly key commercial players in the dry bulk markets, but other interests also play a key role, such as commodity traders, ship management companies and financial players like banks and leasing companies.
In the spot (voyage) market, a cargo interest or commodity trader will typically pay an agreed freight rate (usually expressed in dollars per tonne) to a ship owner in exchange for moving a defined cargo from one location to another. The ship owner retains operational control of the ship and is responsible for paying voyage costs such as fuel, canal and port charges, carbon costs, etc. as well as underlying operating costs such as crew, maintenance, administration, insurance etc. In some cases, a company other than the actual ship owner may be the operator, for instance, an operating company that has leased or chartered tonnage from a ship owner or financial institution.
In the tripcharter or timecharter (period) market, the charterer of a vessel pays the ship owner a daily rate for hire of the vessel and effectively assumes operational control of the vessel, becoming responsible for voyage costs such as fuel, canal and port charges, carbon costs, etc., while the shipowner typically remains responsible for underlying operating costs such as crew, maintenance, administration, insurance etc.
In a COA, a shipowner or operator will typically agree to move a defined amount of cargo over a set period of time (often a number of years) on prescribed trade route(s) at an agreed freight rate; the shipowner often then has a degree of flexibility to nominate vessels to move the cargo in question, and remains responsible for paying voyage costs such as fuel, canal and port charges, carbon costs, etc., as well as underlying operating costs such as crew, maintenance, administration, insurance, etc.
Top Owners
The majority (approximately 615 million dwt or 60%) of the global dry bulk fleet aggregate carrying capacity is owned by independent private shipping companies, while the next largest share is that of publicly listed companies (approximately 168 million dwt or 16%), followed by state interests (approximately 116 million dwt or 11%), cargo interests & traders (approximately 74 million dwt or 7%) and financial companies (approximately 42 million dwt or 4%).

In terms of owner nationality, Chinese owners account for the largest share of the global fleet, with approximately 270 million dwt, or 26%, of aggregate carrying capacity, followed by Greek owners (approximately 227 million dwt or 22%), Japanese owners (approximately 161 million dwt or 16%), and Korean owners (approximately 43 million dwt or 4%). Other major owner nationalities/regions include Singapore, Taiwan, Hong Kong and Norway.
Ownership in the international dry bulk shipping sector is generally very fragmented, with the approximately 14,155 vessels in the fleet controlled by almost 2,800 different owner groups – the average dry bulk vessel owner group owns approximately five vessels. Nonetheless, a number of major owners do control a significant portion of global fleet capacity in the sector; the top 10 owner groups all control fleets of over 10 million dwt.
The largest dry bulk vessel owner group is China COSCO Shipping, with a fleet of 318 vessels of an aggregate carrying capacity of approximately 35.9 million dwt, while the rest of the top five in terms of total dwt capacity is comprised of Japan’s NYK (198 ships with an aggregate carrying capacity of approximately 22.2 million dwt), Norway’s Frederiksen Group (107 vessels of approximately 15.1 million dwt), Greece’s Star Bulk Carriers (151 ships of approximately 14.6 million dwt), and Singapore’s Berge Bulk (69 vessels of approximately 13.1 million dwt).
The largest publicly listed (or partially publicly listed) dry bulk vessel owners by total fleet capacity are NYK, Star Bulk, Golden Ocean Group, MOL, K-Line, Pan Ocean, China Merchants, Wisdom Marine Group and Navios Holdings. Major exchanges for publicly listed dry bulk vessel owners include the NYSE, NASDAQ, Tokyo, Oslo and Korea. A number of banks and financial leasing companies with major dry bulk portfolios are also at least partially publicly listed, including CDB Leasing, ICBC, BoCom and Minsheng Bank.
Top Charterers
Other major players in the dry bulk shipping sector include cargo interests and charterers. Key players include mining companies such as Rio Tinto, Vale, FMG, BHP, CSN and Anglo American; commodity traders and cargo interests such as Glencore, ADM, Cargill, Louis Dreyfus, Bunge, Trafigura and KEPCO; as well as dry bulk vessel owners/operators who may require additional tonnage, such as Oldendorff, Norden, Panocean and Klaveness.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with the predecessor combined carve-out financial statements and the notes to those statements included elsewhere in this registration statement. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this registration statement, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this registration statement.
Overview
We are an international owner and operator of dry bulk vessels providing worldwide transportation of dry bulk commodities for a broad range of customers. As of March 13, 2025, our owned fleet consisted of 38 vessels, with a total carrying capacity of approximately 3,017,000 dwt, including one vessel that we have agreed to sell, with a carrying capacity of approximately 76,600 dwt. As of March 13, 2025, the dry bulk operating platform has chartered-in for a period, 53 vessels with a total carrying capacity of approximately 8,564,000 dwt (including five vessels chartered-in from our owned fleet), all of which have been delivered (except for one vessel) and are or will be employed under voyage charters or sub time charters. Furthermore, CBI has contracted to charter-in two Kamsarmax vessels, which are currently under construction, once they are delivered to their third-party owners. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options. See “Item 4. Information on the Company—4.B. Business Overview—Our Fleet”.
Our vessels transport a broad range of major bulks, such as iron ore, coal and grains and minor bulks, such as bauxite, phosphate fertilizers and steel products, across global shipping routes. For our owned fleet, our chartering policy is to employ our owned vessels primarily on short-term time charters. We will monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our owned vessels with a mix of short-, medium- and long-term time charters and voyage charters. Our CBI business enhances and expands our offering to customers by providing services even if our owned vessels are unavailable, by matching our customers’ cargoes with third-party chartered-in vessels. We charter-in vessels using a mix of rate structures and short-, medium- and long-term charter tenors, ensuring an agile and balanced portfolio. Subsequently, we employ our chartered-in vessels through a combination of spot/forward voyage charters, contracts of affreightment and time charter relets to optimize our trade network. By utilizing a mix of active chartering strategies supported by advanced data and analytics, we are able to capitalize on freight market fluctuations and dynamics.
Our Managers and Agencies
Our owned vessels are managed by Costamare Shipping which is controlled by our largest shareholder, Konstantinos Konstantakopoulos. Costamare Shipping subcontracts certain services to other affiliated sub-managers, or subject to our consent, other third-party sub-managers. As of March 13, 2025, Costamare Shipping, together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai) and FML, provide our owned fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and the relevant sub-manager. Costamare Services, an affiliated manager controlled by Konstantinos Konstantakopoulos and a member of his family, provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Navilands and Navilands (Shanghai), our affiliated sub-managers are controlled by Konstantinos Konstantakopoulos, our largest shareholder. We believe that having several management companies, both affiliate and third party, involved in the management of our vessels provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our owned fleet so as to provide a high level of service, while remaining cost-effective. In addition, our sub-managers may, at our request or subject to our consent, subcontract certain services to their affiliates. For more information about the management of our fleet and our relationship with our affiliated managers and agencies see “Item 4. Information on the Company—4.B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”.

For our owned fleet, Costamare Shipping will receive $1,020 per day per vessel, pro-rated for the calendar days we own each vessel. Further, Costamare Shipping will receive a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet. Costamare Services will receive a fee of 1.10% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet and a quarterly fee of (i) $667,000 (adjusted for the number of days left in the quarter from and including the distribution date for the initial quarterly fee) and (ii) at Costamare Services’ election (A) an amount equal to the value of    , based on the average closing price of our common shares on the NYSE for the 10 days ending on the 30th day of the last month of each quarter or (B)     shares. The fee structures under the Framework Agreement and Services Agreement are substantially similar to the fee structures that were in place for Costamare Inc. pursuant to the CMRE Framework Agreement and the CMRE Services Agreement prior to the spin-off.
For the CBI fleet, CBI appointed Local Agency A, Local Agency B and Local Agency C on November 14, 2022, and Local Agency D on November 20, 2023, on an exclusive basis to provide chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up (currently set at 11%), with the Agency Agreements to continue until terminated by either party. On December 16, 2024, the Agency Agreements were amended and restated to allow each Local Agency to provide its services to any dry bulk subsidiary of Costamare Inc., in addition to CBI. CBI may also charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. Local Agency A, Local Agency B and Local Agency D are controlled by our largest shareholder, Konstantinos Konstantakopoulos, and Local Agency C is controlled by our chief executive officer, Gregory Zikos. Our chief commercial officer, Jens Jacobsen, is the managing director of Local Agency B. During the years ended December 31, 2023 and December 31, 2024 the Agency Companies charged CBI for services provided, in the aggregate, $11.7 million and $15.7 million, respectively.
A.	Operating Results
Factors Affecting Our Results of Operations
Our financial results are largely driven by the following factors:
•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the ownership days each vessel was part of our fleet during the period divided by the number of calendar days in that period. As of March 13, 2025, our owned fleet consisted of 38 dry bulk vessels (including one vessel that we have agreed to sell). As of March 13, 2025, the dry bulk operating platform has chartered-in for a period, 53 vessels with a total carrying capacity of approximately 8,564,000 dwt (including five vessels chartered-in from our owned fleet), all of which have been delivered (except for one vessel) and are or will be employed under voyage charters or sub time charters. Furthermore, CBI has contracted to charter-in two Kamsarmax vessels, which are currently under construction, once they are delivered to their third-party owners. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options.

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our owned fleet has been owned by us. Ownership days are an indicator of the size of our owned fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days (owned dry bulk fleet). We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues. For more information regarding how we calculate available days (owned dry bulk fleet), including how we define dry dock days and dry dock ballast days, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Operating Measures: Available Days (Owned Dry Bulk Fleet) and Owned Dry Bulk Fleet Utilization”.
•
Owned Dry Bulk Fleet Utilization. We calculate our owned dry bulk fleet utilization by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire. We calculate our owned dry bulk fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the number of days that such vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and certain other ordinary vessel operations. If we are unable to efficiently redeploy our vessels to generate revenues, resulting in low utilization, there could be a material adverse effect on our business, results of operations and financial condition. For more information regarding how we calculate owned dry bulk fleet utilization, including how we define on-hire days and ballast days (excluding dry dock ballast days), please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Operating Measures: Available Days (Owned Dry Bulk Fleet) and Owned Dry Bulk Fleet Utilization”.

•
Vessels’ Operating Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes, regulatory fees, vessel scrubbers and Ballast Water Treatment System (“BWTS”) maintenance expenses and other miscellaneous expenses. Furthermore, such expenses include the cost of chartering-in vessels by CBI along with the associated voyage expenses for such vessels which are subsequently employed under voyage charters. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. Depending on the prevailing foreign exchange market circumstances, from time to time, we may proactively manage our foreign currency exposure by entering into Euro/dollar forward contracts an effort to minimize volatility in Euro denominated expenses.

•
Chartering-in/Chartering Out of Vessels. Our dry bulk operating platform relies on chartering-in and chartering-out dry bulk vessels. The chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and is subject to greater fluctuations based on many factors beyond our control, including global economic conditions, the dry bulk charter market, availability of cargoes to be transported on board the dry bulk vessels we charter-in, off-hire periods and timing delays in the performance of cargo transportation, bunker prices, and other circumstances or events. This volatility may result in significant decreases or increases in our profitability.

•
Derivative Instruments. Through our dry bulk operating platform, we use derivative instruments, such as forward freight agreements in order to establish market positions on the freights market. We also use derivative instruments such as forward freight agreements, foreign exchange forwards and bunker swaps to hedge our exposure to fluctuations in the charter market, foreign exchange rates and bunker prices. Furthermore, we use derivative instruments to hedge our exposure to European Union Allowances within the context of EU’s Emissions Trading Scheme. As a result of such trades, we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Items You Should Consider When Evaluating Our Predecessor Combined Carve-Out Financial Statements and Assessing Our Future Prospects
Our results of operations, financial condition and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Costamare Inc. in the periods for which predecessor combined carve-out financial statements are included in this registration statement, and such information may not be indicative of our future operating results or financial performance. As a result, you should consider the following facts when evaluating our historical results of operations and assessing our future prospects:
•
Our predecessor combined carve-out financial statements include an allocation from Costamare Inc. of certain general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. The primary components of the costs associated with being a standalone public company include the preparation of disclosure documents, legal and accounting costs, investor relation costs, director and officer liability insurance costs, director and executive compensation, costs related to compliance with the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010, and costs related to other corporate functions such as tax, and internal audit. The allocation of these additional expenses, which are included in the predecessor combined carve-out financial statements, may not be indicative of the actual expense that would have been incurred had we operated as a standalone public company for the periods presented.

•
In connection with the separation, we expect to incur one-time costs, fees and expenses of approximately $    after the completion of the spin-off relating to    . We expect to incur these expenses during the next     years.

•
We expect to incur additional expenses, such as legal expenses, to amend our current financings. For example, at the effective time of the spin-off, Costamare Bulkers Holdings and Costamare Bulkers Ships will replace Costamare Inc. as guarantors where our shipowning subsidiaries are borrowers under the relevant loan agreements and we are currently finalizing documentation for a hunting license loan facility.

Basis of Presentation
Costamare Bulkers Holdings was incorporated on September 29, 2023 under the laws of the Republic of the Marshall Islands. We (i) serve as the ultimate holding company of the subsidiaries that held, hold or were formed for the purpose of holding all dry bulk vessels owned indirectly by Costamare Inc. and (ii) following the spin-off and the completion of the Restructuring Transactions, will also serve as the holding company of CBI, which contains Costamare Inc.’s dry bulk operating platform. Promptly after the spin-off and distribution are complete, we will purchase all of the equity interests in CBI from Costamare Inc. and the CBI Minority Investor. The 38 entities owning dry bulk vessels have been wholly owned subsidiaries of Costamare Inc. for the period from June 9, 2021, or since they were incorporated, as the case may be, to December 31, 2024 and CBI has commenced operations and has been majority owned by Costamare Inc. for the period from December 8, 2022 to December 31, 2024, and as such are under common control of Costamare Inc. for the mentioned period. As a result, financial statements have been prepared on a predecessor combined carve-out basis which include CBI, the subsidiaries of Costamare Inc. that held, hold or were formed for the purpose of holding the owned dry bulk vessels and Costamare Bulkers Ships. Our fiscal year end is December 31, and our fiscal quarters end on March 31, June 30, September 30 and December 31.
Our predecessor combined carve-out financial statements have been derived from the consolidated financial statements and accounting records of Costamare Inc. as if its dry bulk related businesses operated on its own during the period presented and were prepared in accordance with U.S. GAAP.
In connection with the spin-off, we will enter into a Separation and Distribution Agreement with Costamare Inc. The Separation and Distribution Agreement will provide for the implementation of the Restructuring Transactions and the separation of the assets, liabilities and obligations of Costamare Inc. and its subsidiaries that hold its dry bulk related businesses and are attributable to periods prior to, at and after the separation.
The preparation of predecessor combined carve-out financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses. Management believes the assumptions underlying our predecessor combined carve-out financial statements, including the assumptions regarding the allocation of general corporate expenses from Costamare Inc., are reasonable. Nevertheless, our predecessor combined carve-out financial statements may not include all of the actual expenses that would have been incurred had we operated as a standalone company during the periods presented and may not reflect our predecessor combined carve-out results of operations, financial position and cash flows had we operated as a standalone company during the periods presented. Actual costs that would have been incurred if we had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.
Although the predecessor combined carve-out financial statements reflect management’s best estimate of all historical costs related to Costamare Inc.’s dry bulk related businesses, this may however not necessarily reflect what the results of operations, financial position or cash flows of Costamare Inc.’s dry bulk related businesses would have been had its dry bulk related businesses been operated as an independent, publicly traded company for the period presented, nor our future actual expenses and results on a standalone basis following the completion of the spin-off.
For further information on the basis of preparation of the predecessor combined carve-out financial statements see Note 2 to our predecessor combined carve-out financial statements included elsewhere in this Form 20-F.
The registrant, Costamare Bulkers Holdings, was formed on September 29, 2023. For the years ended December 31, 2023 and 2024, Costamare Bulkers Holdings only engaged in activities in connection with its formation, the Restructuring Transactions and the spin-off, including the refinancing of certain credit facilities secured by our owned dry bulk vessels in December 2024 in connection with the spin-off, and the only assets and liabilities of Costamare Bulkers Holdings as of December 31, 2023 and 2024 were related thereto. Accordingly, the results of operations and financial condition of Costamare Bulkers Holdings are not discussed in detail in this registration statement. The financial statements of Costamare Bulkers Holdings, and the notes thereto, are included in “Item 17. Financial Statements.”
Voyage Revenue
Our voyage revenues are primarily generated from time charter or voyage charter agreements. Voyage revenues are driven primarily by the number of owned and chartered-in vessels in our fleet, the amount of daily charter hire or freight rates that our owned and chartered-in vessels earn under time or voyage charter agreements and the number of operating days during which our owned and chartered-in vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the number of vessels that we charter-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the dry bulk transportation market.
Vessels operating on long-term time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot (defined as voyage, trip or short-term time charters) market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on long-term time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.
Under a time charter agreement, the charter pays a fixed charter hire rate or an index-linked charter hire rate (which is adjusted periodically based on a specific index, such as the Baltic Exchange Handysize Index (“BHSI”)) for the use of the vessel. Under time charter agreements, voyage revenues are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Furthermore, voyage revenues derived from time charter agreements with variable charter rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average voyage revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted voyage revenues until the earliest expiration date of the time charter, by (ii) the total contracted days until the earliest expiration date of the time charter agreement. Under a time charter agreement, the shipowner assumes all vessel operating costs and the charterer assumes all vessel voyage expenses.

Under a voyage charter agreement, a vessel is provided to a charterer for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. We are also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. Voyage revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of our performance as we perform. Therefore, voyage revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge. Under a voyage charter agreement, the shipowner assumes all vessel operating costs and voyage expenses.
For the years ended December 31, 2024 and 2023, Voyage revenue was $1,195.4 million and $663.1 million. For the years ended December 31, 2024 and 2023, TCE revenue1 was $843.5 million and $394.8 million, respectively. For the years ended December 31, 2024 and 2023, the TCE revenue generated from voyage charter agreements was $620.1 million and $206.5 million, and the TCE revenue generated from time charter agreements was $223.4 million and $188.3 million, respectively. TCE revenue represents Voyage revenues from the employment of our owned vessels and chartered-in vessels after the deduction of Voyage expenses and Voyage expenses - related parties.
Our voyage revenues will be affected by the acquisition of any additional vessels in the future subject to charter agreements, as well as by the disposition of any vessel in our fleet. Our revenues will also be affected if any of our charterers cancels a charter agreement or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements are being contracted in varying rate environments and expire at different times. Our voyage charter agreements and contracts of affreightment are concluded in the spot market.
In 2021, demand for dry bulk commodities rebounded as measured by the BDI, which registered a low of 393 during the first half of 2020 as COVID-19 related lockdowns were in full effect globally, to reach a high of 5,650 during the second half of 2021. However, during 2022, mainly due to the Russia-Ukraine conflict, the strict COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and BDI dropped in the end of 2022 by 49% compared to the previous year. The negative trend was reversed in 2023 and at the end of this year BDI increased by 75% compared to the previous year, eliminating nearly all losses incurred in 2022. Such reversal is mainly attributed to the increased seaborne demand for iron ore, coal, grains and other minerals. During the first quarter of 2024, BDI dropped by 13%; however, by the end of the second quarter of 2024, nearly all its losses had been reversed. In addition to the increased demand for dry bulk commodities, the improvement during the second quarter was due to the Red Sea crisis continuing longer than expected, causing diversions in the shipping routes.
Charter-in hire Expenses
Charter-in hire expenses include lease expenses which derive from our charter-in arrangements that are classified as operating leases. Lease expenses are recognized on a straight-line basis over the rental periods of each charter agreement. During the years ended December 31, 2023 and 2024 we chartered-in 93 and 167 third-party vessels, respectively.
Voyage Expenses
Voyage expenses primarily consist of port and canal charges, fuel costs and commissions to counterparties or third parties that are unique to a particular charter. Under our time charter agreements, charterers bear the voyage expenses other than the commissions. Under our voyage charters, we assume the voyage expenses other than commissions. During 2023 and 2024, commissions charged represented 10.4% and 10.6% of voyage expenses, respectively.
Vessels’ Operating Expenses
Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the number of vessels in our owned fleet
[1]
TCE revenue is a non-GAAP financial measure. We believe that the presentation of TCE revenue is useful to investors because it allows for a uniform comparison of voyage revenues generated under both voyage and time charter agreements. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures” below for more information on our TCE revenue, including a definition of our TCE revenue and a reconciliation of our TCE revenue to our Voyage revenue.

increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our owned vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a portion of our owned vessel operating expenses, including crew wages, may be paid in currencies other than the U.S. dollar, and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2024 approximately 9% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in the Singapore dollar). We fund our managers with the amounts they will need to pay our owned fleet’s vessel operating expenses. Under our time and voyage charter arrangements, we generally pay for vessel operating expenses.
General and Administrative Expenses
General and administrative expenses include legal, accounting and advisory fees. We will also incur additional general and administrative expenses associated with being a public company. The primary components of the costs associated with being a public company include the preparation of disclosure documents, legal and accounting costs, investor relation costs, director and officer liability insurance costs, director and executive compensation, costs related to compliance with the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010, and costs related to other corporate functions such as tax, and internal audit. Since our dry bulk related businesses have not been operated as a standalone public company, our general and administrative expenses for the historical periods were not allocated on a direct usage basis, but were instead allocated on the basis of the vessel-owning days of the owning entities and on charter-in days of the chartered-in third-party vessels.
Management and Agency Fees
For our owned fleet, Costamare Shipping will receive $1,020 per day per vessel, pro-rated for the calendar days we own each vessel pursuant to the Framework Agreement. Costamare Shipping will be entitled to a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Further, Costamare Shipping will receive a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our owned fleet. Under the Services Agreement, Costamare Services will receive a fee of 1.10% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our owned fleet and a quarterly fee of (i) $667,000 (adjusted for the number of days left in the quarter from and including the distribution date for the initial quarterly fee) and (ii) at Costamare Services’ election (A) an amount equal to the value of    , based on the average closing price of our common shares on the NYSE for the 10 days ending on the 30th day of the last month of each quarter or (B)     shares. The total management fees paid by us to our managers for the years ended December 31, 2023 and 2024 amounted to $17.1 million and $15.0 million, respectively. The amounts charged by our related party managers include amounts paid to third-party sub-managers of $5.7 million and $4.2 million for the years ended December 31, 2023 and 2024, respectively. The fee structures under the Framework Agreement and Services Agreement are substantially similar to the fee structures that were in place for Costamare Inc. pursuant to the CMRE Framework Agreement and the CMRE Services Agreement prior to the spin-off.
During the years ended December 31, 2023 and 2024, we paid agency fees to the Agency Companies for their services on a cost basis (including all expenses related to the provision of the services) plus a mark-up (currently set at 11%) of $11.7 million, in aggregate, and $15.7 million, in aggregate, respectively, in connection with the operations of CBI. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.
Amortization of Dry-docking and Special Survey Costs
All our owned vessels are dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. For owned vessels that have passed their third special survey, a dry-dock is required every two and a half years thereafter. We follow the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized on a straight-line basis over the period through the date the next special survey and dry-docking is scheduled to become due. If a special survey and dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of owned vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.
Depreciation
We depreciate our owned vessels on a straight-line basis over their estimated remaining useful economic lives. The estimated useful lives of our owned dry bulk vessels are 25 years from their initial delivery from the shipyard. Depreciation is based on cost, less the estimated scrap value of the vessels.
Gain / (Loss) on Sale of Vessels
The gain or loss on the sale of an owned vessel is presented in a separate line item in our predecessor combined carve-out statements of operations. In each of the years ended December 31, 2023 and 2024, we sold six and ten vessels, respectively.
Foreign Exchange Gains / (Losses)
Our functional currency is the U.S. dollar because our vessels operate in international shipping markets, and therefore transact business mainly in U.S. dollars. Our books of accounts are maintained in U.S. dollars. Transactions involving other currencies are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. The gain or loss derives from the different foreign currency exchange rates between the time that a cost is recorded in our books and the time that the cost is paid. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the period/year-end exchange rates.
Resulting gains or losses are reflected as foreign exchange gains / (losses) in our predecessor combined carve-out statements of operations.
Other, Net
Other expenses represent primarily non-recurring items that are not classified under the other categories of our predecessor combined carve-out statements of operations. Such expenses may, for instance, result from various potential claims against Costamare Bulkers Holdings, or from payments we are effecting on behalf of charterers that cannot meet their obligations.
Interest Income, Interest and Finance Costs
We expect to incur interest expense on outstanding indebtedness under credit facilities which we will include in interest expense. Finance costs will also include financing and legal costs in connection with establishing and amending those facilities, which will be deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, will be expensed in the period the repayment or refinancing is made. Further, we expect to earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we will include in interest income. We expect to incur additional interest expense in the future on any outstanding borrowings and under future borrowings. For a description of our credit facilities as of December 31, 2024, please read “—B. Liquidity and Capital Resources—Credit Facilities”.
Gain / (Loss) on Derivative Instruments
We enter into interest rate cap agreements to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. Furthermore, we enter into forward freight agreements to establish market positions and to hedge our exposure to dry bulk freight rates, into bunker swap agreements to hedge our relative exposure and into EUA futures agreements to hedge our exposure to emissions. All derivatives are recognized in the predecessor combined carve-out financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow hedge”). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. For a description of our existing interest rate caps, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk— 11.A. Quantitative Information About Market Risk—Interest Rate Risk”.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:
•
we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Section 404 of the Sarbanes-Oxley Act;

•
we are exempt from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;
•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements;
•	we are granted the ability to present more limited financial data in this registration statement; and
•	we may elect not to use an extended transition period for complying with new or revised accounting standards.
We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
Results of Operations
Year ended December 31, 2024 compared to year ended December 31, 2023
During the years ended December 31, 2024 and 2023, we had an average of 37.6 and 43.8 dry bulk vessels, respectively, in our owned fleet. In addition, during the year ended December 31, 2024 and 2023, through CBI we chartered-in an average of 62.3 and 43.1 third-party dry bulk vessels, respectively.
During the year ended December 31, 2024, we acquired the secondhand dry bulk vessels Miracle, Prosper, Frontier, Magnes, Alwine and August with an aggregate dwt of 843,679, and we sold the dry bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus, Adventure, Oracle, Titan I and Discovery with an aggregate dwt of 433,033.
During the year ended December 31, 2023, we acquired the secondhand dry bulk vessels Enna, Dorado and Arya with an aggregate dwt of 417,241, and we sold the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus with an aggregate dwt of 248,655.
In the years ended December 31, 2024 and 2023, our fleet ownership days totaled 13,773 and 15,975 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our owned fleet is owned.

Predecessor Combined Carve-Out Financial Results and Vessels’ Operational Data

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2023	2024
Voyage revenue	$663.1	$985.3	$322.2	48.6%
Voyage revenue – related parties	—	210.1	210.1	n.m.
Total voyage revenue	$663.1	$1,195.4	532.3	80.3%
Voyage expenses	(266.2)	(342.5)	76.3	28.7%
Charter-in hire expenses	(340.9)	(706.6)	365.7	n.m.
Voyage expenses – related parties	(2.1)	(9.4)	7.3	n.m.
Vessels’ operating expenses	(97.2)	(82.3)	(14.9)	(15.3%)
General and administrative expenses	(9.7)	(13.9)	4.2	43.3%
Management and agency fees – related parties	(28.8)	(30.6)	1.8	6.3%
General and administrative expenses – related parties	(3.3)	(3.9)	0.6	18.2%
Amortization of dry-docking and special survey costs	(4.4)	(6.3)	1.9	43.2%
Depreciation	39.6	37.4	(2.2)	(5.6%)
Gain / (loss) on sale of vessels, net	(5.3)	3.8	9.1	n.m.
Loss on vessels held for sale	(2.3)	—	(2.3)	n.m.
Vessel’s impairment loss	(0.4)	—	0.4	n.m.
Foreign exchange gains	0.4	—	0.4	n.m.
Interest income	2.3	1.5	(0.8)	(34.8%)
Interest and finance costs	(24.8)	(23.5)	(1.3)	(5.2%)
Interest expense – related parties	—	(1.0)	1.0	n.m.
Other	5.1	1.4	(3.7)	(72.5%)
Gain /(loss) on derivative instruments, net	6.4	(43.0)	(49.4)	n.m.
Net Loss	$(147.7)	$(98.3)

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2023	2024
Total voyage revenue	$663.1	$1,195.4	$532.3	80.3%
Accrued charter revenue(1)	1.2	(1.4)	(2.6)	n.m
Amortization of time-charter assumed	—	(0.2)	0.2	n.m
Total voyage revenue adjusted on a cash basis(2)	$664.3	$1,193.8	$529.5	79.7%

Vessels’ operational data	Year ended December 31,		Change	Percentage Change
	2023	2024
Average number of vessels	43.8	37.6	(6.2)	(14.2%)
Ownership days	15,975	13,773	(2,202)	(13.8%)
Average number of third-party charter-in vessels	43.1	62.3	19.2	44.5%
Number of vessels under dry-docking and special survey	9	4	(5)

(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period under charters with escalating charter rates. For charters with escalating charter rates, Total voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Total voyage revenue recognized will exceed cash received during the period; in the later years of a charter with escalating charter rates, cash received will exceed Total voyage revenue recognized during the period.

(2)
Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates, which allows investors to understand the impact of charters with escalating charter rates on our revenue and cash flow. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures” below for more information on our Total voyage revenue adjusted on a cash basis, including a definition of Total voyage revenue adjusted on a cash basis and a reconciliation of our Total voyage revenue adjusted on a cash basis to our Total voyage revenue.

Total Voyage Revenue
Total voyage revenue increased by 80.3%, or $532.3 million, to $1,195.4 million during the year ended December 31, 2024, from $663.1 million during the year ended December 31, 2023. The increase is mainly attributable to (i) increased revenue earned by CBI due to the increased volume of its operations year over year, (ii) increased charter rates in certain of our owned dry bulk vessels and (iii) revenue earned by three dry bulk vessels acquired during the third quarter of 2023 and six dry bulk vessels acquired during the year ended December 31, 2024; partly offset by revenue not earned by six dry bulk vessels sold during the year ended December 31, 2023 and ten dry bulk vessels sold during the year ended December 31, 2024.
Total voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 79.7%, or $529.5 million, to $1,193.8 million during the year ended December 31, 2024, from $664.3 million during the year ended December 31, 2023. Accrued charter revenue for the years ended December 31, 2024 and 2023 was a positive amount of $1.2 million and a negative amount of $1.4 million, respectively.
Voyage Expenses
Voyage expenses were $342.5 million and $266.2 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses increased, year over year, mainly due to CBI’s increased volume of operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. Voyage expenses attributed to voyage charters were $305.2 million and $227.7 million and voyage expenses attributed to time charters were $37.3 million and $38.5 million for the years ended December 31, 2024 and 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.
Charter-in Hire Expenses
Charter-in hire expenses were $706.6 million and $340.9 million for the years ended December 31, 2024 and 2023, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI. Charter-in expenses increased, year over year, mainly due to CBI’s increased volume of operations during the year ended December 31, 2024 compared to the year ended December 31, 2023.
Voyage Expenses – related parties
Voyage expenses – related parties were $9.4 million and $2.1 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) address commissions on certain charter-out agreements payable to a related agent (since the second quarter of 2024). This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.
Vessels’ Operating Expenses
Vessels’ operating expenses were $82.3 million and $97.2 million during the years ended December 31, 2024 and 2023, respectively. Daily vessels’ operating expenses were $5,975 and $6,086 for the years ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.
General and Administrative Expenses
General and administrative expenses were $13.9 million and $9.7 million during the years ended December 31, 2024 and 2023, respectively.
Management and Agency Fees – related parties
Management fees charged by our related managers were $15.0 million and $17.1 million during the years ended December 31, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third-party sub-managers of $4.2 million and $5.7 million for the years ended December 31, 2024 and 2023, respectively. Furthermore, during the years ended December 31, 2024 and 2023, agency fees of $15.6 million and $11.7 million, respectively, were charged by related agency companies, respectively, in connection with the operations of CBI.

General and Administrative Expenses – related parties
General and administrative expenses – related parties for the year ended December 31, 2024 amounted to $3.9 million, of which (i) $3.0 million represents the pro-rata basis portion value of the shares issued to a related manager on March 29, 2024, June 28, 2024, September 30, 2024 and December 30, 2024 and (ii) $0.9 million represents the pro-rata basis portion of the annual fee of $2.7 million that was paid to a related manager. General and administrative expenses – related parties for the year ended December 31, 2023 amounted to $3.3 million, of which (i) $2.3 million represents the pro-rata basis portion value of the shares issued to a related manager on March 30, 2023, June 30, 2023, September 29, 2023 and December 29, 2023 and (ii) $1.0 million represents the pro-rata basis portion of the annual fee of $2.7 million that was paid to a related manager.
Amortization of Dry-Docking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs was $6.3 million and $4.4 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, four vessels underwent and completed their dry-docking and special surveys. During the year ended December 31, 2023, eight vessels underwent and completed their dry-docking and special surveys and one vessel was in the process of completing her dry-docking and special survey.
Depreciation
Depreciation expense for the years ended December 31, 2024 and 2023 was $37.4 million and $39.6 million, respectively.
Gain / (loss) on Sale of Vessels, net
During the year ended December 31, 2024, we recorded a net gain of $3.8 million from the sale of the dry bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus, Adventure, Oracle, Titan I and Discovery. During the year ended December 31, 2023, we recorded an aggregate net loss of $5.3 million from the sale of the dry bulk vessels Taibo, Peace, Pride, Cetus, Miner and Comity.
Vessels Held for Sale
We did not record any loss on any vessels held for sale during the year ended December 31, 2024. During the year ended December 31, 2023, we recorded a loss on vessels held for sale of $2.3 million, representing the expected loss from the sale of the dry bulk vessels Konstantinos and Progress during the next twelve-month period. Furthermore, during the year ended December 31, 2023, the dry bulk vessels Manzanillo and Adventure were classified as vessels held for sale but no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.
Vessels’ Impairment Loss
During the year ended December 31, 2024, no impairment loss was recorded. During the year ended December 31, 2023, we recorded an impairment loss in relation to two of our dry bulk vessels in the amount of $0.4 million in the aggregate.
Interest Income
Interest income amounted to $1.5 million and $2.3 million for the years ended December 31, 2024 and 2023, respectively.
Interest and Finance Costs
Interest and finance costs were $23.5 million and $24.8 million during the years ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance during the year ended December 31, 2024 compared to the year ended December 31, 2023.
Interest Expense – related parties
Interest expense - related parties was $1.0 million and nil during the years ended December 31, 2024 and 2023, respectively. Interest expense – related parties represents interest expense charged on related party loans.

Gain / (Loss) on Derivative Instruments, net
As of December 31, 2024, we hold derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the predecessor combined statements of operations.
As of December 31, 2024, the fair value of these instruments, in aggregate, amounted to a net liability of $19.3 million. During the year ended December 31, 2024, a net loss of $0.9 million has been included in OCI and a net loss of $43.0 million has been included in Gain / (Loss) on Derivative Instruments, net.
Key Operating Measures: Available Days (Owned Dry Bulk Fleet) and Owned Dry Bulk Fleet Utilization
Available Days (Owned Dry Bulk Fleet)
We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):
•	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.
•
Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

The available days (owned dry bulk fleet) for each of the quarters from July 1, 2023 to December 31, 2024 is shown in the below table.

	For the three-month period ended*
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Available Days (Owned Dry Bulk Fleet)	3,904	4,030	3,534	3,316	3,357	3,343

*	Not available for previous quarterly periods for the six-months ended June 30, 2023
Owned Dry Bulk Fleet Utilization
We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:
•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.
•
Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which includes repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of technical manager of a vessel.

The owned dry bulk fleet utilization for each of the quarters from July 1, 2023 to December 31, 2024 is shown in the below table.

	For the three-month period ended*
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Owned Dry Bulk Fleet Utilization	95.9%	96.7%	97.7%	97.7%	98.7%	97.4%

*	Not available for previous quarterly periods for the six-months ended June 30, 2023.

Non-GAAP Financial Measures
The Company reports its predecessor combined carve-out financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Total voyage revenue adjusted on a cash basis, TCE revenue, TCE revenue allocated to our owned dry bulk fleet and Owned dry bulk fleet TCE rate per day, used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.
EBITDA and Adjusted EBITDA
EBITDA represents net income / (loss) before interest and finance costs, net, interest income, depreciation and amortization of deferred dry-docking and special survey costs.
Adjusted EBITDA represents net income / (loss) before interest and finance costs, net, interest income, depreciation, amortization of deferred drydocking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, (gain) / loss on sale of vessels, net, vessels’ impairment loss, loss on vessels’ held for sale, unrealized (gain) / loss on derivative instruments, net, non-recurring, non-cash write-off of loan deferred financing costs and general and administrative expenses – non-cash component. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection.
We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The table below sets out our EBITDA and Adjusted EBITDA and the corresponding reconciliations to net income / (loss) for the years ended December 31, 2023 and 2024.

	For the year ended December 31,
	2023	2024
	(expressed in thousands of U.S. dollars)
	(unaudited)	(unaudited)
Net Loss	$ (147,697)	$(98,255)
Interest and finance costs, net	24,806	23,503
Interest expense - related parties	—	1,044
Interest income	(2,365)	(1,479)
Depreciation	39,621	37,385
Amortization of dry-docking and special survey costs	4,438	6,282
EBITDA	$(81,197)	$(31,520)
Accrued charter revenue(1)	1,181	(1,361)
Amortization of time-charter assumed	—	(155)
Deferred charter-in expense	—	100
(Gain) / Loss on sale of vessels, net	5,324	(3,788)
Vessels’ impairment loss	434	—
Loss on vessels held for sale	2,305	—
Unrealized (gain) / loss on derivative instruments, net	(5,130)	32,107
Non-recurring, non-cash write-off of loan deferred financing costs	153	618
General and administrative expenses – non-cash component	2,299	2,991
Adjusted EBITDA	$(74,631)	$(1,008)
(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period under charters with escalating charter rates. For charters with escalating charter rates, Total voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates Total voyage revenue recognized will exceed cash received during the period; in the later years of a charter with escalating charter rates, cash received will exceed Total voyage revenue recognized during the period.

Total Voyage Revenue Adjusted on a Cash Basis
Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates, which allows investors to understand the impact of charters with escalating or de-escalating charter rates on our revenue and cash flow.
The table below sets out our Total voyage revenue adjusted on a cash basis and the corresponding reconciliation to Total voyage revenue for the years ended December 31, 2023 and 2024.

	For the year ended December 31,
	2023	2024
	(Expressed in millions of U.S. dollars)
Total voyage revenue	$663.1	$1,195.4
Accrued charter revenue(1)	1.2	(1.4)
Amortization of time-charter assumed	—	(0.2)
Total voyage revenue adjusted on a cash basis	$664.3	$1,193.8
(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period under charters with escalating charter rates. For charters with escalating charter rates, Total voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Total voyage revenue recognized will exceed cash received during the period; in the later years of a charter with escalating charter rates, cash received will exceed Total voyage revenue recognized during the period.

TCE Revenue, TCE Revenue allocated to our owned dry bulk fleet and TCE rate per day of our owned dry bulk fleet
Our TCE revenue is Total voyage revenue from the employment of our owned fleet and our chartered-in vessels after the deduction of Voyage expenses and Voyage expenses - related parties for a relevant period. Voyage expenses primarily consist of port and canal charges, fuel costs and commissions to counterparties or third parties that are unique to a particular charter. We believe that the presentation of TCE revenue is useful to investors because it allows for a uniform comparison of voyage revenues generated under both voyage and time-charter agreements. We believe that the presentation of TCE revenue allocated to our owned dry bulk fleet is useful to investors because it shows investors a uniform comparison of voyage revenues generated under both voyage and time-charter agreements of our owned dry bulk fleet, despite changes in the type of charters on which our owned dry bulk fleet is employed. The tables below set out our TCE revenue and TCE revenue allocated to our owned dry bulk fleet with the corresponding reconciliation to Total voyage revenue for the years ended December 31, 2023 and 2024.

	For the year ended December 31,
	2023	2024
	(Expressed in millions of U.S. dollars)
Total voyage revenue	$663,115	$1,195,401
Voyage expenses	(266,169)	(342,484)
Voyage expenses-related parties	(2,112)	(9,403)
TCE revenue	$394,834	$843,514
TCE revenue allocated to CBI	(272,825)	(690,261)
TCE revenue earned by our owned dry bulk fleet by chartering-out owned dry bulk vessels to CBI	11,471	20,981
TCE revenue allocated to our owned dry bulk fleet	$133,480	$174,234

Our TCE rate per day of our owned dry bulk fleet is TCE revenue allocated to our owned dry bulk fleet (including vessels chartered by CBI) divided by the number of available days of the owned dry bulk fleet during the relevant time period. TCE rate per day is a standard shipping industry performance measure used primarily to compare period to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. We believe that the presentation of our TCE rate per day of our owned dry bulk fleet is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We believe that the presentation of our TCE rate per day for only the owned dry bulk fleet is useful to investors because it shows only the performance of our owned fleet, which is more directly comparable from period to period than our chartered-in fleet because the composition of our chartered-in fleet changes more significantly from period to period. The table below sets out TCE revenue allocated to our owned dry bulk fleet, TCE rate per day of our owned dry bulk fleet with the corresponding reconciliation to Voyage revenue for the each of the three-month periods ended September 30, 2023, December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024.

	Three-month Period ended*
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(Expressed in thousands of U.S. dollars, except for days and TCE rate per day)
Voyage revenue	$182,351	$ 272,970	$ 254,616	$ 297,492	$ 318,896	$ 324,397
Voyage expenses	(82,313)	(88,789)	(89,711)	(79,992)	(85,664)	(87,117)
Voyage expenses-related parties	(493)	(649)	(572)	(1,631)	(3,382)	(3,818)
TCE revenue	$99,545	$ 183,532	$ 164,333	$ 215,869	$ 229,850	$ 233,462

	Three-month Period ended*
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(Expressed in thousands of U.S. dollars, except for days and TCE rate per day)
TCE revenue allocated to CBI	(66,784)	(144,240)	(129,447)	(174,938)	(191,017)	(194,859)
TCE revenue earned by our owned dry bulk fleet by chartering-out owned dry bulk vessels to CBI	2,414	6,076	5,174	5,548	5,133	5,126
TCE revenue allocated to our owned dry bulk fleet	$35,175	$45,368	$40,060	$46,479	$43,966	$43,729
Available days (owned dry bulk fleet)	3,904	4,030	3,534	3,316	3,357	3,343
TCE rate per day of our owned dry bulk fleet	$9,010	$11,258	$11,336	$14,017	$13,097	$13,081

*	Available days (owned dry bulk fleet) and TCE rate per day of our owned dry bulk fleet are not available for previous quarterly periods for the six-months ended June 30, 2023.
B.	Liquidity and Capital Resources
Overview
For the years ended December 31, 2023 and 2024, our principal sources of funds were operating cash flows, long term financing in the form of bank borrowings and shareholders’ equity contribution. Our principal uses of funds have been capital expenditures to establish, grow and maintain our owned fleet, comply with international shipping standards, environmental laws and regulations and fund working capital requirements. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.
Our primary short-term liquidity needs relate to completing the funding of our vessel operating expenses and debt repayment. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the dry bulk sector for fleet renewal or expansion, debt repayments and lease payments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities, finance leases and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. In connection with the Restructuring Transactions, Costamare Inc. will contribute $100 million of cash to Costamare Bulkers Holdings. As a result, immediately following completion of the spin-off and the Restructuring Transactions, we expect to have cash or cash equivalents of not less than $100 million. Prior to the consummation of the Restructuring Transactions, Costmare Inc. will prepay $150 million of our bank debt. Prior to the consummation of the distribution, Costamare Inc. will proceed with a debt forgiveness of the $85.0 million of outstanding related party loans.
As of December 31, 2024, we had Cash and cash equivalents of $49.9 million, Restricted cash of $10.2 million and Margin deposits relating to our forward freight agreements, bunker swaps and EUA futures of $45.2 million.
As of December 31, 2024, we had outstanding bank loan indebtedness of $336.3 million, net of deferred financing costs of $3.0 million and $85.0 million of related party loans (to be read in conjunction with “Item 17. Financial Statements—Note 18. Subsequent Events”). Prior to the consummation of the Restructuring Transactions, Costamare Inc. will prepay $150 million of our bank debt. Prior to the consummation of the distribution, the $85.0 million of related party loans outstanding as of December 31, 2024 will be fully forgiven. As of March 13, 2025, our owned fleet consisted of 38 dry bulk vessels (including one vessel that we have agreed to sell). Our common stock dividend policy will impact our future liquidity needs. See “Item 8. Financial Information—8.A. Predecessor Combined Carve- Out Financial Statements and Other Financial Information—Common Stock Dividend Policy”.

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility.
Working Capital Position
As of December 31, 2024, on a predecessor combined carve-out basis, our current assets totaled $240.0 million while current liabilities, including the current portion of our long-term debt and related party loans and the current portion of our operating leases and right-of-use-assets totaled $420.7 million, resulting in a negative working capital position of $180.7 million. We anticipate that following Costamare Inc.’s contribution of $100 million in cash, prepayment of $150 million of our outstanding bank debt and forgiveness of $85.0 million of outstanding related party loans, the internally generated cash flow, along with the cash and cash equivalents amount of not less than $100 million following completion of the spin-off and the Restructuring Transactions, will be sufficient to make the required principal and interest payments on our indebtedness, make payments for capital expenditures and provide for the normal working capital requirements of the businesses for a period of at least 12 months from the date of issuance of our predecessor combined carve-out financial statements. See “— Credit Facilities”.
Cash Flows
Years ended December 31, 2023 and 2024

	Year ended December 31,
	2023	2024
	(Expressed in millions of U.S. dollars)
Predecessor Combined carve-out cash flows
Net Cash Used in Operating Activities	$(196.8)	$(55.5)
Net Cash Used in Investing Activities	$(9.7)	$(46.8)
Net Cash Provided by Financing Activities	$133.3	$116.9

Net Cash used in Operating Activities
Net cash flows used in operating activities for the year ended December 31, 2024, decreased by $141.3 million to $55.5 million in outflows, from $196.8 million in outflows for the year ended December 31, 2023. The decrease in outflows is mainly attributable to (i) the increased net cash from operations, (ii) the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), (iii) the decreased payments for interest (including interest rate derivatives net receipts) during the year ended December 31, 2024 compared to the year ended December 31, 2023 and (iv) the decreased drydocking and special survey costs during the year ended December 31, 2024 compared to the year ended December 31, 2023.
Net Cash Used in Investing Activities
Net cash used in investing activities was $46.8 million in the year ended December 31, 2024, which mainly consisted of (i) settlement payment for the delivery of the secondhand dry bulk vessel Miracle, (ii) payments for the acquisition of the secondhand dry bulk vessels Prosper, Frontier, Magnes, Alwine and August and (iii) payments for upgrades for certain of our dry bulk vessels; partly offset by proceeds we received from the sale of the dry bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus, Adventure, Oracle, Titan I and Discovery.
Net cash used in investing activities was $9.7 million in the year ended December 31, 2023, which mainly consisted of (i) payments for upgrades for certain of our dry bulk vessels, (ii) payments for the acquisition of the secondhand dry bulk vessels Enna, Dorado and Arya and (iii) an advance payment for the acquisition of the secondhand dry bulk vessel Iron Miracle (“Miracle”); partly offset by net proceeds we received from the sale of the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was $116.9 million in the year ended December 31, 2024, which mainly consisted of (i) net parent contributions of $43.5 million and (ii) net proceeds of $85 million we received from related parties loans; partly offset by net payments of $9.5 million relating to our debt financing agreements (including proceeds of $393.0 million we received from four debt financing agreements).
Net cash provided by financing activities was $133.3 million in the year ended December 31, 2023, which mainly consisted of (i) $103.8 million share capital increase from CBI’s shareholders and (ii) net parent contributions of $75.4 million; partly offset by net payments of $39.4 million relating to our debt financing agreements (including proceeds of $105.2 million we received from three debt financing agreements).
Credit Facilities
We operate in a capital-intensive industry, which requires significant amounts of investment, and we intend to fund a portion of this investment through long-term debt, mainly from banks or other financial institutions. In connection with the spin-off, in December 2024 we entered into new credit facilities (the “New Credit Facilities”) secured by 36 of our owned vessels. Our vessel-owning subsidiaries act as direct borrowers under the New Credit Facilities, and, prior to the spin-off, Costamare Inc. acts as a guarantor under the New Credit Facilities. At the effective time of the spin-off, Costamare Bulkers Holdings and Costamare Bulkers Ships will become guarantors under the New Credit Facilities and Costamare Inc. shall be unconditionally released from its obligations as guarantor under the New Credit Facilities. The obligations under the New Credit Facilities are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc. prior to the spin-off and Costamare Bulkers Holdings and Costamare Bulkers Ships following the spin-off.
As of December 31, 2024, we had outstanding bank loan indebtedness of $336.3 million, net of deferred financing costs of $3.0 million and $85.0 million of related party loans. Prior to the consummation of the Restructuring Transactions, Costamare Inc. will prepay $150 million of our bank debt. Prior to the consummation of the distribution, the $85.0 million of related party loans outstanding as of December 31, 2024 will be fully forgiven. As of March 13, 2025, our owned fleet consisted of 38 dry bulk vessels (including one vessel we had agreed to sell).
New Credit Facilities
As of December 31, 2024, the interest rate on all of our credit facilities is based on SOFR floating rates.
For more information on our Credit Facilities please see Note 7 to our predecessor combined carve-out financial statements included elsewhere in this registration statement.
The following table summarizes certain terms of the New Credit Facilities, which we have entered into in connection with the spin-off and are discussed in greater detail below, as of December 31, 2024:

Borrowers Under Our Credit Facilities	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment Profile
	(Expressed in thousands of U.S. dollars)
Adstone Marine Corp. et al.	147,709	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Archet Marine Corp. et al.	72,000	SOFR + Margin(2)	2030	Variable amortization with balloon
Andati Marine Corp. et al.	84,931	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Silkstone Marine Corp. et al.	34,611	SOFR + Margin(2)	2029	Straight-line amortization with balloon

(1)	The interest rates of long-term bank debt at December 31, 2024 ranged from 5.94% to 6.12%, and the weighted average interest rate as of December 31, 2024 was 6.0%.
(2)	The interest rate margin of long-term bank debt at December 31, 2024 ranged from 1.60% to 1.65%, and the weighted average interest rate margin as of December 31, 2024 was 1.6%.
Furthermore, as of March 13, 2025, we have a commitment from a European financial institution for a hunting license loan facility of up to $100 million, subject to final documentation.

Covenants and Events of Default
Our credit facilities impose certain operating and financial restrictions on us. These restrictions generally
(1)	limit our ability to, among other things:
•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
•	allow the vessel-owning subsidiaries to cease being, directly or indirectly, our wholly owned subsidiaries;
•	sell or transfer significant assets; or
•	allow the Konstantakopoulos family’s direct or indirect holding in us to fall below 30% of the total issued common share capital; and
(2)	limit the ability of our applicable financed vessel-owning subsidiaries to, among other things:
•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
•	sell or transfer any of their assets, unless the relevant financing obligation is prepaid;
•	make or repay loans or advances, other than repayment of the credit facilities;
•	make investments in other persons; or
•	create liens on assets or provide guarantees other than for in the ordinary course of trading.
The credit facilities also require us and our applicable financed vessel-owning subsidiaries to maintain the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 115% to 120% of the then outstanding amount of the credit facility and any related swap exposure. This minimum value covenant must be determined at the expense of the borrower throughout the tenor of the credit facilities.
Following the spin-off we will be required to maintain compliance with the following financial covenants to maintain minimum liquidity, minimum market value adjusted net worth and leverage ratios, as defined below:
•
the ratio of total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1 (calculated based on Costamare Bulkers Ships’ consolidated financial statements);

•
the aggregate amount of all cash and cash equivalents including restricted cash (as per Costamare Bulkers Holdings’ consolidated financial statements) may not be less than the greater of (i) $30 million or (ii) 3% of total bank debt on a consolidated basis of Costamare Bulkers Ships; and

•	the market value adjusted net worth must at all times exceed $100 million (calculated based on Costamare Bulkers Ships’ consolidated financial statements).
Our credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other indebtedness in excess of a threshold and bankruptcy.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows during the year ended December 31, 2024 by approximately $1.7 million based upon our debt level during such period.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—11.A. Quantitative Information About Market Risk— Interest Rate Risk”.
Interest Rate Caps
As of December 31, 2024, we have not entered into any interest rate cap agreements. For information on our interest rate caps see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—11.A. Quantitative Information About Market Risk—Interest Rate Risk”.
Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, but a portion of our expenses are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2024, approximately 9% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in the Singapore dollar). We hold cash and cash equivalents mainly in U.S. dollars.
C.	Research and Development, Patents and Licenses, etc.
We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.
D.	Trend Information
See “Item 4. Information on the Company—4.A. Operating Results—Factors Affecting Our Results of Operations” and the discussion contained under the section entitled “The International Dry Bulk Shipping Industry” for more information on trends in the international dry bulk shipping industry.
E.	Critical Accounting Estimates
The discussion and analysis of our financial condition and results of operations is based upon our predecessor combined carve-out financial statements, which have been prepared in accordance with GAAP. The preparation of those predecessor combined carve-out financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our predecessor combined carve-out financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We describe below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our predecessor audited combined carve-out financial statements included elsewhere in this registration statement.
Vessel Impairment
We review our owned vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. We consider information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.
As part of the identification of impairment indicators and Step 1 of impairment analysis, we compute estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.
The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, we consider the most recent ten- year average of historical one-year time charter rates available for each type of dry bulk vessel, to be a reasonable estimation of expected future charter rates over the remaining useful life of its dry bulk vessels. We believe the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.
The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, we proceed to Step 2 of the impairment analysis for such vessel.
In Step 2 of the impairment analysis, we determine the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third-party valuations. Therefore, we have categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the our accounts as an impairment loss.
As of December 31, 2024, our assessment concluded that no impairment loss, on any of our owned vessels should be recorded. As of December 31, 2023, the review of the carrying amounts in connection with the estimated recoverable amount of our owned vessels resulted in an impairment loss of $0.4 million, in aggregate, in relation to two of our vessels.
Charter rates are subject to change based on a variety of factors that we cannot control. If, as at December 31, 2023 and 2024, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2023		December 31, 2024
	No. of Dry-bulk Vessels(*)	Amount ($ US Million)(**)	No. of Dry bulk Vessels(*)	Amount ($ US Million)(**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	2	0.8	—	—

(*)	Number of dry bulk vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.
In addition to the two-step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2024 and suggests that six of our 38 vessels in the water may have current market values below their carrying values (compared to nine of our 38 vessels in the water as at December 31, 2023).
Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance that charter rates and vessel values will remain at their current level or that they will not decrease or increase significantly in the future.
While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2023 and 2024. For the calculation of the estimated market values, the Company used third-party valuations and the following methodology. For vessels with charters expiring before December 31, 2024 (i.e., within 12 months after the date of the annual financial statements for the year ended December 31, 2023), the Company uses charter free third-party valuations as at December 31, 2024. For all other vessels, the Company uses: (A) third-party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year-old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third-party valuation provides us with the charter free value of a 10-year-old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2024, plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.
The carrying value of each of the Company’s vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel were sold. The Company’s estimates of fair values (under our internal analysis) assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the estimated fair value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable under Step 2 of the impairment analysis. For the vessels with estimated fair values lower than their carrying values, we believe that such differences will be recoverable throughout the useful lives of such vessels.
Dry Bulk Fleet

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2023 ($ US Million)(1)	Carrying Value December 31, 2024 ($ US Million)(1)
1	Frontier*	181,415	2012	July 2024	—	34.2
2	Miracle	180,643	2011	February 2024	—	26.1
3	Prosper	179,895	2012	June 2024	—	29.7
4	Dorado	179,842	2011	August 2023	23.2	25.9
5	Magnes	179,546	2011	November 2024	—	30.2
6	Enna	175,975	2011	August 2023	21.9	24.9
7	Aeolian	83,478	2012	August 2021	20.5	18.8
8	Greneta	82,166	2010	December 2021	18.0	16.7
9	Hydrus	81,601	2011	December 2021	16.8	16.0
10	Phoenix	81,569	2012	December 2021	19.2	18.0
11	Builder*,**	81,541	2012	June 2021	20.8	19.5
12	Farmer *,**	81,541	2012	September 2021	20.9	19.6
13	Sauvan	79,700	2010	July 2021	14.5	13.6
14	Rose*,**	76,619	2008	October 2021	17.2	15.6
15	Merchia	63,585	2015	December 2021	21.4	20.5
16	Dawn	63,561	2018	July 2021	21.7	21.7
17	Seabird	63,553	2016	July 2021	19.9	18.8
18	Orion	63,473	2015	November 2021	21.4	20.4
19	Damon	63,301	2012	December 2021	20.9	19.5
20	Arya	61,424	2013	September 2023	19.7	19.9
21	Alwine	61,090	2014	November 2024	—	24.0
22	August	61,090	2015	December 2024	—	25.2
23	Titan I(2),	58,090	2009	November 2021	14.2	—
24	Athena	58,018	2012	September 2021	15.1	14.1
25	Eracle	58,018	2012	July 2021	15.3	14.2
26	Pythias*,**	58,018	2010	December 2021	15.4	14.3
27	Norma**	58,018	2010	March 2022	15.0	14.0
28	Oracle(2),**	57,970	2009	January 2022	15.1	—
29	Uruguay	57,937	2011	September 2021	16.1	15.1
30	Curacao	57,937	2011	October 2021	16.2	15.1
31	Serena**	57,266	2010	August 2021	13.7	12.8
32	Pegasus(2),**	56,726	2011	June 2021	14.0	—

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2023 ($ US Million)(1)	Carrying Value December 31, 2024 ($ US Million)(1)
33	Libra*,**	56,701	2010	January 2022	15.0	13.8
34	Merida(2),**	56,670	2012	August 2021	14.7	—
31	Clara	56,557	2008	August 2021	13.8	12.4
35	Bermondi	55,469	2009	October 2021	14.8	14.6
36	Verity	37,163	2012	July 2021	13.6	12.6
37	Parity	37,152	2012	September 2021	13.9	12.9
38	Acuity	37,152	2011	July 2021	12.5	11.6
39	Equity**	37,071	2013	October 2021	15.1	14.0
40	Discovery(2)	37,019	2012	July 2021	13.8	—
41	Bernis	35,995	2011	July 2021	11.8	11.1
42	Alliance(2)	33,751	2012	July 2021	10.2	—
43	Resource	31,775	2010	September 2021	10.3	9.6
				TOTAL	627.6	691.0

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2023 and 2024.
(2)	Vessel sold in 2024.
*
Indicates dry bulk vessels which we believe, as of December 31, 2024, may have had fair values below their carrying values. As of December 31, 2024, we believe that the aggregate carrying value of these six vessels was $8.0 million more than their aggregate market value.

**
Indicates dry bulk vessels which we believe, as of December 31, 2023, may have had fair values below their carrying values. As of December 31, 2023, we believe that the aggregate carrying value of these nine vessels was $12.7 million more than their aggregate market value.

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.
Vessel Lives and Depreciation
We depreciate our owned vessels based on a straight-line basis over the estimated economic lives assigned to each vessel, which is currently 25 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate ($300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the residual value of our owned vessels or a decrease in the estimated economic lives assigned to our owned vessels due to unforeseen events (such as an extended period of weak markets, the broad imposition of age restrictions by our owned customers, new regulations, or other future events) which could result in a reduction of the estimated useful lives of any affected vessels may lead to higher depreciation charges and/or impairment losses in future periods for the affected vessels. We examine the prospect and the timing of each vessel sale for demolition opportunistically and on a case-by-case basis. The decision to sell a specific vessel for demolition depends on the prospects of the vessel to secure employment, the estimated cost of maintaining the vessel, the available financing and the price of scrap.
Revenue Recognition
Revenues are generated from time-charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. All agreements contain a minimum non-cancellable period and each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Time-charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached that were acquired at values below fair market value at the date the acquisition agreement is consummated. We, as a lessor, have elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as we have assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time-charter contracts.
Under Voyage charter agreements, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. We have determined that our voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since we, as the ship owner, retain control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires our consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. We account for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) we can identify each party’s rights regarding the services to be transferred, (iii) we can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that we will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. We have determined that there is one single performance obligation for each of our voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. We are also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. In addition, we have concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of our performance as we perform. Therefore, since our performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge.
Recent Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have material effect on the accounting policies of the predecessor combined carve-out financial statements and the consolidated financial statements of Costamare Bulkers Holdings.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
The following table sets forth information regarding the individuals who will be our directors and executive officers following the spin-off. The business address of each of our executive officers and directors listed below is 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 92 00 1745. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term except that the initial terms of office of certain persons serving as directors at the time of the spin-off will expire in 2026, 2027, and 2028, as detailed below. The following directors or nominees for director have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: David Grant and Katerina Eleftheriou. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Gregory Zikos	56	Chief Executive Officer and Class III Director
Peter Lund	50	Class II Director
Jens Jacobsen	48	Chief Commercial Officer and Class I Director
Katerina Eleftheriou	48	Class III Director
David Grant	58	Class II Director
Dimitris Pagratis	50	Chief Financial Officer
Anastassios Gabrielides	60	General Counsel and Secretary

The term of our Class I director will expire in 2026, the term of our Class II directors will expire in 2027 and the term of our Class III directors will expire in 2028.
Gregory Zikos is our chief executive officer and a member of our board of directors. He also serves as chief financial officer and a member of the board of directors of Costamare Inc. Prior to joining Costamare Inc. in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the chief financial officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.
Peter Lund is a member of our board of directors. He also serves as chief commercial officer of Costamare Inc. Prior to joining Costamare Inc. in 2023, Mr. Lund was employed at A.P. Moller-Maersk, a public shipping company, as Vice President and Head of Chartering/S&P/Newbuildings from 2014 to 2023. From 2012 to 2014, Mr. Lund was employed with Costamare Shipping in Singapore as commercial director. From 2008 to 2012, Mr. Lund was employed by Ship Finance International, a NYSE listed shipping company, in Singapore as Commercial Director in charge of business development. From 2001 to 2004, Mr. Lund was in charge of opening and developing Maersk Broker Athens and from 2004 to 2008 was in charge of Maersk Broker South East Asia and was Head of Maersk Broker Singapore. From 1993 to 2004, Mr. Lund was employed with A.P. Moeller Maersk in various functions and leadership positions in Copenhagen, Rotterdam and Genoa. Mr. Lund holds a Master’s Degree of Law from University of Copenhagen and has participated in various leadership and development programs at London Business School, Stanford University and CCL Colorado.
Jens Jacobsen is our chief commercial officer and a member of our board of directors. He also serves as a member of the board of directors of Costamare Bulkers Inc. and is the managing director of Local Agency B. Prior to joining Costamare Bulkers Inc. in 2022, Mr. Jacobsen was employed at Oldendorff Carriers GmbH, as Executive Director and Board Member from 2007 to 2021. From 2017 to 2021, Mr. Jacobsen was Managing Director of Oldendorff Carriers Denmark ApS, from 2011 to 2016, Mr. Jacobsen was Managing Director of Oldendorff Carriers (Singapore) Pte. Ltd. and from 2006 to 2007, Mr. Jacobsen was Chartering Manager and later Director at Oldendorff Carriers GmbH. From 2002 to 2006, Mr. Jacobsen was employed as a competitive shipbroker at Arrow Shipbroking Group. From 2000 to 2002, Mr. Jacobsen was employed as a competitive shipbroker at Maersk Broker K/S.

Katerina Eleftheriou is a member of our board of directors. From 2007 to 2023, Ms. Eleftheriou worked at HSBC Continental Europe where she was the Head of Shipping Greece and a member of the Bank’s Greek Executive Committee from 2019 to 2023. During this period, she also advised the bank on maritime finance projects of other international sites, was an active member of HSBC’s D & I Committee and acted as mentor and coach to candidates for various leadership related roles. In 2023, she successfully led the sale of the bank’s $2 billion Greek shipping portfolio. From 2001 to 2007, Ms. Eleftheriou worked for Laiki Bank (Hellas) S.A., a Cypriot bank, as a shipping relationship manager, and she started her career in 2000 in the finance department of Enterprises Shipholding Corporation, a large private ocean-going refrigerated cargo and container shipping company in Athens. Ms. Eleftheriou is currently a director of Neptune Maritime Leasing Limited, a maritime leasing platform subsidiary of Costamare Inc., and a Senior Advisor to First Citizens Bank, Maritime Finance. Ms. Eleftheriou holds an MSc in Shipping, Trade & Finance from Cass Business School and a BSc in Management from Deree College.
David Grant is a member of our board of directors. Mr. Grant is a highly experienced international banker with a career spanning over 35 years. Since 2014, Mr. Grant has been a Managing Director at ING Bank N.V. leading the bank’s ship finance business in Continental Europe with particular focus on Greece. At ING, Mr. Grant has held various key management positions including Head of London, Shipping and a member of the Lending Services UK Management Team. From 2003–2014, he worked at DNB where he also served as Head of Shipping, Offshore & Logistics, EMEA with management responsibility for the London and Athens offices. During his time with DNB, he oversaw the opening of the Athens Representative office and was a member of the Global Shipping Leadership Group as well as the London Branch Executive Management Committee. He also acted as interim CEO of DNB London during the 2008 financial crisis. Between 2000-2003, Mr. Grant was a Director in Structured Finance at RBS with responsibility for investments in bonds, asset-backed securities and credit derivatives. Prior to 2000, Mr. Grant was employed in ship finance by Berliner Bank AG from 1994 to 2000. Mr. Grant’s banking career began with RBS in 1986.
Dimitris Pagratis is our chief financial officer. Mr. Pagratis also serves as Finance Director of Costamare Services. Prior to joining Costamare Services in 2017, Mr. Pagratis worked for two years as Senior Relationship Manager with DNB Bank. From 2004 until 2015, he held the position of Corporate Finance and Treasury Manager in Tsakos Shipping Group. Prior to that, Mr. Pagratis worked as an Associate in EFG Finance (investment banking services) and as an Analyst with KPMG Financial Advisory Services. Mr. Pagratis holds an M.Sc. in International Accounting and Finance from London School of Economics, a B.Sc. in Business Administration from the Athens University of Economics and Business and is a CFA® charterholder.
Anastassios Gabrielides is our general counsel and secretary. He also serves as general counsel and secretary of Costamare Inc. since May 2013. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek Financial Intelligence Unit. Mr. Gabrielides holds LL.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.
B.	Compensation of Directors and Senior Management
Because we are a newly incorporated entity, we have not previously provided any compensation to our directors or senior management. Beginning in the fiscal year ending December 31, 2025, our independent non-executive directors will receive annual fees in the amount of $80,000 pro-rated for their days of service, plus reimbursement for their out-of- pocket expenses. Our non-independent directors will not receive compensation for their service as directors. We do not have any service contracts with our non-executive directors that will provide for benefits upon termination of their services.
We expect to have four shore-based officers, our chief executive officer, our chief commercial officer, our chief financial officer and our general counsel and secretary. We will not pay any compensation to our officers for their services as officers. Our officers are employed and will be compensated for their services by Costamare Shipping or Costamare Services or Local Agency B and in certain cases also from CBI. For the fiscal year ending December 31, 2025, we expect CBI to pay our executive officers in the aggregate a salary plus bonus of $600,000.

C.	Board Practices
Following the spin-off, we will have five members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. All directors are expected to be elected before the completion of the spin-off. Each director shall be elected to serve a term lasting until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except (i) in the event of death, resignation or removal and (ii) the initial terms of office of persons serving as Class I, Class II and Class III directors at the time of the spin-off will expire at the first, second and third annual meetings, respectively, after the spin-off, and until his or her successor shall have been duly elected and qualified. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.
Following the spin-off, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by such exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently plan to have a board of directors with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently intend to have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
Corporate Governance
In connection with the spin-off, the board of directors will adopt a number of key documents that are the foundation of the Company’s corporate governance, including:
•	a Code of Business Conduct and Ethics for all officers and employees, which will incorporate a Code of Ethics for directors and a Code of Conduct for corporate officers;
•	a Corporate Governance, Nominating and Compensation Committee Charter; and
•	an Audit Committee Charter.
These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamarebulkers.com. The information contained on or connected to our website is not part of this registration statement. We will also provide a paper copy of any of these documents upon the written request of a shareholder. Shareholders may direct their requests to the attention of our general counsel and secretary, Anastassios Gabrielides, 7 rue du Gabian, MC 98000 Monaco.
The board of directors and our Company’s management will engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.
Committees of the Board of Directors
Audit Committee
Following the spin-off, our audit committee will consist of David Grant and Katerina Eleftheriou. Katerina Eleftheriou will be the chairperson of the committee. The audit committee will be responsible for:
•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;

•
assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•
annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;
•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
•	discussing policies with respect to risk assessment and risk management;
•	meeting separately, and periodically, with management, internal auditors and the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;
•	setting clear hiring policies for employees or former employees of the independent auditors;
•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;
•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;
•	reporting regularly to the full board of directors; and
•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.
Corporate Governance, Nominating and Compensation Committee
Upon the completion of the spin-off, our corporate governance, nominating and compensation committee will consist of Gregory Zikos, David Grant and Katerina Eleftheriou. Gregory Zikos will be the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:
•
nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;
•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;
•	overseeing the evaluation of the board and management; and
•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.
D.	Employees
We have four shore-based officers, our chief executive officer, our chief commercial officer, our chief financial officer and our general counsel and secretary. We will not pay any compensation to our officers for their services as officers. Our officers are employed by and will receive compensation for their services from Costamare Shipping or Costamare Services or Local Agency B and in certain cases also from CBI. As of December 31, 2024, Costamare Shipping, Costamare Services and the Agency Companies employed, in the aggregate, approximately 260 people and approximately 800 seafarers were serving on our owned vessels. As of December 31, 2024, CBI employed approximately 40 people, of which 20 people were also employed by Costamare Shipping and/or Costamare Services. As of December 31, 2023, Costamare Shipping, Costamare Services and the Agency Companies employed, in the aggregate, approximately 250 people and approximately 880 seafarers were serving on our owned vessels. As of December 31, 2023, CBI employed approximately 40 people, of which 23 people were also employed by Costamare Shipping and/or Costamare Services. As of December 31, 2022, Costamare Shipping, Costamare Services and the Agency Companies employed, in the aggregate, approximately 175 people and approximately 950 seafarers were serving on our owned vessels. As of December 31, 2022, CBI had three shore-based employees, of which one was also employed by Costamare Services. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our owned vessels that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our owned vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.
E.	Share Ownership
The common shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders” below.
Equity Compensation Plans
We have not adopted any equity compensation plans.
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The information below describes the beneficial ownership of our shares prior to and immediately after completion of the spin-off and the Restructuring Transactions by:
•
each person or entity that we know beneficially owns, or immediately following the spin-off and the completion of the Restructuring Transactions will (based on the assumptions described below) beneficially own, 5% or more of our shares;

•	each of our officers and directors; and
•	all our directors and officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 13, 2025 are considered as beneficially owned by the person holding those options, warrants or rights. Each shareholder is entitled to one vote for each share held. Information for certain holders is based on their latest filings with the SEC related to Costamare Inc. or information delivered to us.
We based our share amounts on such person’s beneficial ownership of Costamare Inc. shares on March 13, 2025 according to the Costamare Inc. share register and certain ownership disclosure notifications received by Costamare Inc., giving effect to a distribution ratio of      of one of our shares for each Costamare Inc. share held by such person as of the close of business on     , 2025, the record date for the spin-off. Immediately following the spin-off and the completion of the Restructuring Transactions, we estimate that approximately     of our shares will be issued and outstanding.
The following sets forth the beneficial ownership of Costamare Inc. shares based on 119,961,489 Costamare Inc. shares outstanding as of March 13, 2025.

	Number of CMRE Shares	Percentage of CMRE Shares(4)	Number of CMDB Shares	Percentage of CMDB Shares(4)(5)
Gregory Zikos	*			*
Peter Lund
Jens Jacobsen				0.75%
Katerina Eleftheriou
David Grant
Dimitris Pagratis
Anastassios Gabrielides
All officers and directors as a group (seven persons)	59,840
5% Beneficial Owners
Konstantinos Konstantakopoulos(1)	34,593,548	28.8%		28.6%
Achillefs Konstantakopoulos(2)	22,567,737	18.8%		18.7%
Christos Konstantakopoulos(3)	19,051,588	15.9%		15.8%

(1)	Konstantinos Konstantakopoulos owns 13,973,469 Costamare Inc. shares directly and 20,620,079 Costamare Inc. shares indirectly through entities he controls.
(2)
Achillefs Konstantakopoulos, Konstantinos Konstantakopoulos’s brother, owns 18,407,585 Costamare Inc. shares directly and 3,380,152 Costamare Inc. shares indirectly through entities he controls and his immediate family owns 780,000 Costamare Inc. shares.

(3)	Christos Konstantakopoulos, Konstantinos Konstantakopoulos’s brother, owns 19,801,588 Costamare Inc. shares directly.
(4)	Asterisk represents beneficial ownership of less than 1%.
(5)
Percentage of CMDB Shares reflects the 0.75% of shares in Costamare Bulkers Holdings that will be issued to the CBI Minority Investor pursuant to the CBI Share Exchange promptly after the spin-off and distribution are complete.

*	Owns less than 1% of issued and outstanding common stock of Costamare Inc. and Costamare Bulkers Holdings, as applicable.

B.	Related Party Transactions
The agreements described below are, or will be by amendment, filed as exhibits to this registration statement and the summaries below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the agreements, which are incorporated by reference into this registration statement. The terms of the agreements described below have not yet been finalized. Changes to the agreements, some of which may be material, may be made prior to the spin-off.
Agreements Between Costamare Inc. and Us
Separation and Distribution Agreement
Following the spin-off, we and Costamare Inc. will operate separately, each as an independent public company. We will enter into a Separation and Distribution Agreement with Costamare Inc. related to the separation and distribution, which will provide for the separation of the assets, liabilities and obligations of Costamare Inc. and its subsidiaries that hold its dry bulk related businesses and are attributable to periods prior to, at and after the separation.
Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Costamare Inc. as part of the Restructuring Transactions to be effected prior to and promptly after the distribution, the purpose of which is to, ensure that, promptly after the distribution, each of us and Costamare Inc. holds the assets which it requires to operate, in our case, the dry bulk related businesses and, in the case of Costamare Inc., the businesses retained by Costamare Inc., and retains or assumes (as applicable) liabilities, including pending and future claims, which primarily relate to such business or such assets (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement). In particular, the Separation and Distribution Agreement will provide for the CBI Share Purchase and the transfer of any related assets and liabilities.
The Separation and Distribution Agreement will provide for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Separation and Distribution Agreement). The Separation and Distribution Agreement will further set forth the basis on which individual assets and liabilities (or any part thereof), the transfer of which is subject to a third-party consent or notification which has not been obtained or if the transfer thereof cannot for regulatory reasons occur by the date on which implementation of the separation occurs, will continue to be held by the relevant transferor for the use, benefit or burden of, and at the cost of, the relevant transferee.
Conditions. The Separation and Distribution Agreement will also provide that several conditions must be satisfied, or waived by Costamare Inc. before the spin-off can occur. For further information about these conditions, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off”.
The Distribution. The Separation and Distribution Agreement will govern the rights and obligations of the parties with respect to the distribution and certain actions that must occur prior to the distribution. Costamare Inc. will have sole and absolute discretion, to determine whether, when and on what basis to proceed with all or part of the distribution. On the distribution date, Costamare Inc. will distribute to its shareholders that hold Costamare Inc. shares as of the record date      of our issued and outstanding shares on a pro rata basis.
Representations and Warranties. We and Costamare Inc. will each provide customary representations and warranties as to our respective capacity to enter into the Separation and Distribution Agreement. Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, neither we nor Costamare Inc. will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as expressly set forth in the Separation and Distribution Agreement and any ancillary agreements, all assets will be transferred on an “as is”, “where is” basis.
Release of Claims. We and Costamare Inc. will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to completion of the spin-off have been the shareholders, directors, officers, agents or employees of the other or its affiliates, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to liabilities arising from (i) the transactions and activities to implement the separation and distribution, and (ii) our respective businesses or liabilities. These releases will be subject to limited exceptions set forth in the Separation and Distribution Agreement.
Indemnification. We and Costamare Inc. will each agree to indemnify the other and each of the other’s affiliates and past, present, or future directors, officers, agents and employees and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities incurred in connection with the spin-off and related to our and Costamare Inc.’s respective businesses. The amount of either Costamare Inc.’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives or other amounts actually recovered (including pursuant to any indemnity from a third party).
Restrictive Covenants. Costamare Inc. will be restricted from acquiring or owning dry bulk vessels or a controlling interest in a business that owns such vessels without offering us the opportunity to acquire such dry bulk vessels. However, if we are not willing or able to acquire such dry bulk vessels from Costamare Inc. within the periods set forth in the Separation and Distribution Agreement, Costamare Inc. will thereafter be free to own, operate and charter such dry bulk vessels.
Term / Termination. Prior to the distribution, Costamare Inc. will have the unilateral right to terminate the Separation and Distribution Agreement and all ancillary agreements at any time without our approval or consent. The Separation and Distribution Agreement may not be terminated following the completion of the distribution unless the parties mutually agree in writing to terminate it.
Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include, without limitation, insurance arrangements, treatment of shared contracts, confidentiality, further assurances, treatment of outstanding guarantees and similar credit support, record retention and the exchange of and access to certain information, books and records.
Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including intercompany accounts payable or accounts receivable, between us, on the one hand, and Costamare Inc., on the other hand, will terminate or will be settled effective as of the distribution.
Internal Transactions. Upon the terms and conditions set forth in the Separation and Distribution Agreement, we and Costamare Inc. will effect the Internal Transactions set forth in the schedules to the Separation and Distribution Agreement.
In connection with the Restructuring Transactions, Costamare Inc. will contribute $100 million of cash to Costamare Bulkers Holdings. As a result, immediately following the completion of the spin-off and the Restructuring Transactions, we expect to have cash or cash equivalents of not less than $100 million.
Management Affiliations
Each of our owned vessels will be managed by Costamare Shipping, pursuant to the Framework Agreement. Costamare Shipping may subcontract certain services to other affiliated sub-managers, such as Navilands and Navilands (Shanghai), or subject to our consent, other third-party sub-managers. Costamare Shipping, together with our sub-managers, will provide our owned fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and the relevant sub-manager. Costamare Services will provide our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. The Agency Companies provide chartering and other services to CBI. Costamare Shipping, Navilands, Navilands (Shanghai), Local Agency A, Local Agency B and Local Agency D are directly or controlled by Konstantinos Konstantakopoulos, our largest shareholder. Local Agency C is controlled by Gregory Zikos, our chief executive officer. Costamare Services is controlled by Konstantinos Konstantakopoulos and a member of his family. Jens Jacobsen, a member of our Board of Directors is the managing director of Local Agency B.
Management and Services Agreements
In connection with the spin-off, we will enter into the Framework Agreement with Costamare Shipping and our vessel-owning subsidiaries will enter into the Services Agreement with Costamare Services.

Costamare Shipping will serve as the manager for our owned fleet of dry bulk vessels and will provide us with commercial, technical and other services pursuant to the Framework Agreement and to separate ship management agreements with the relevant vessel-owning subsidiaries. Costamare Shipping, together with Navilands or Navilands (Shanghai) or, subject to our consent, other third-party sub-managers, will provide our owned fleet of dry bulk vessels with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements. Costamare Services will provide our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. Our sub-managers will be responsible for recruiting, either directly or through manning agents, the officers and crew for our owned dry bulk vessels that they manage.
Reporting Structure
Our chief executive officer and our chief financial officer will supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our owned fleet by Costamare Shipping, Costamare Services, as well as any sub-managers, including V.Ships Greece, Navilands, Navilands (Shanghai) and FML.
Costamare Shipping and Costamare Services will report to us and our board of directors through our chief executive officer and chief financial officer, each of which is appointed by our board of directors.
Compensation of Our Affiliated Managers
Costamare Shipping will provide us with commercial, technical and other services including technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services in respect of our owned fleet pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services will provide our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement.
In the event that Costamare Shipping or Costamare Services decides to delegate certain or all of the services they agree to perform under the Framework Agreement or the Services Agreement, respectively, either (i) through subcontracting to a manager or provider or (ii) by directing such manager or provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant manager or provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to such manager or provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees under the Framework Agreement and the relevant ship-management agreements and the fees under the Services Agreements, we will pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers.
For our owned fleet, Costamare Shipping will receive $1,020 per day per vessel, pro-rated for the calendar days we own each vessel pursuant to the Framework Agreement. Costamare Shipping will also continue to be entitled to a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Further, Costamare Shipping will receive a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet. Under the Services Agreement, Costamare Services will receive a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet and a quarterly fee of (i) $667,000 (adjusted for the number of days left in the quarter from and including the distribution date for the initial quarterly fee) and (ii) at Costamare Services’ election (A) an amount equal to the value of    , based on the average closing price of our common shares on the NYSE for the 10 days ending on the 30th day of the last month of each quarter or (B)     shares. We have reserved enough of our shares to cover the fees to be paid to Costamare Services under clause (ii)(B) of the immediately preceding sentence through December 31, 2030. The fee structures under the Framework Agreement and Services Agreement are substantially similar to the fee structures that were in place for Costamare Inc. pursuant to the CMRE Framework Agreement and the CMRE Services Agreement prior to the spin-off.

Term and Termination Rights
Subject to the termination rights described below, the initial terms of the Framework Agreement and Services Agreement expire on December 31, 2030. The terms of the Framework Agreement and the Services Agreement will automatically renew for up to ten consecutive one-year periods until December 31, 2040, at which point the agreements will expire. In addition to the termination provisions outlined below, we will be able to terminate the Framework Agreement and Services Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.
Our Manager’s Termination Rights. Costamare Shipping or Costamare Services may terminate the Framework Agreement or Services Agreement, respectively, prior to the end of its term if:
•	any moneys payable by us under the applicable agreement have not been paid when due or if on demand within 20 business days of payment having been demanded;
•	if we materially breach the agreement and we have failed to cure such breach within 20 business days after we are given written notice from Costamare Shipping or Costamare Services, as applicable; or
•	there is a change of control of our Company or the vessel-owning subsidiaries, as applicable.
Our Termination Rights. We or our vessel-owning subsidiaries may terminate the Framework Agreement or the Services Agreement, respectively, prior to the end of its term in the following circumstances:
•
any moneys payable by Costamare Shipping or Costamare Services under or pursuant to the applicable agreement are not paid or accounted for within 10 business days after receiving written notice from us;

•	Costamare Shipping or Costamare Services, as applicable materially breaches the agreement and has failed to cure such breach within 20 business days after receiving written notice from us;
•	there is a change of control of Costamare Shipping or Costamare Services, as applicable; or
•
Costamare Shipping or Costamare Services, as applicable, is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to Costamare, if such crime is not a misdemeanor and such crime has been committed solely and directly by an officer or director of Costamare Shipping or Costamare Services, as applicable, acting within the terms of its employment or office.

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Framework Agreement, and either Costamare Services or our vessel-owning subsidiaries may terminate the Services Agreement if:
•
the other party ceases to conduct business, or all or substantially all of the equity interests, properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•
the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s, Costamare Services’ or our winding up;

•
the other party is prevented from performing any obligations under the applicable agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	in the case of the Framework Agreement, all supervision agreements and all ship-management agreements are terminated in accordance with their respective terms.

If Costamare Shipping or Costamare Services terminates the Framework Agreement or the Services Agreement, as applicable, for any reason other than Force Majeure, or if we terminate either agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping or Costamare Services, as applicable, a termination fee equal to (a) the number of full years remaining prior to December 31, 2040, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to another manager or provider); provided that the termination fee will always be at least two times the aggregate fees over the 12- month period described above. In addition, the separate ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.
Non-competition
In connection with the spin-off, Costamare Shipping will agree that during the term of the Framework Agreement, it will not provide, without our prior approval, any management services to any entity other than to us and our subsidiaries, Costamare Inc. and any of its subsidiaries and to entities controlled by Konstantinos Konstantakopoulos or members of his family and their affiliates, which we may provide under certain circumstances. Following the spin-off, Costamare Shipping will provide services to five vessels privately owned by Konstantinos Konstantakopoulos. Costamare Services will agree that during the term of the Services Agreement, it will not provide services to any entity other than our and Costamare Inc.’s subsidiaries, certain joint venture entities of Costamare Inc. and to entities controlled by Konstantinos Konstantakopoulos or members of his family and their affiliates, without our and Costamare Inc.’s prior written approval. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping and Costamare Services.
Our sub-managers, V.Ships Greece, FML, Navilands and Navilands (Shanghai) provide and/or may provide services to third parties.
Agency Agreements
CBI entered into separate Agency Agreements for the provision of chartering and/or cargo sourcing and/or research services with Local Agency A, Local Agency B and Local Agency C on November 14, 2022, and Local Agency D on November 20, 2023. On December 16, 2024, the Agency Agreements were amended and restated to allow each Local Agency to provide its services to any dry bulk subsidiary of Costamare Inc., in addition to CBI. CBI may also charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. Local Agency A, Local Agency B and Local Agency D are controlled by Konstantinos Konstantakopoulos, our largest shareholder. Local Agency C is controlled by Gregory Zikos, our chief executive officer. Jens Jacobsen, a member of our Board of Directors is the managing director of Local Agency B. See “Item 4. Information on the Company—4.B. Business Overview”.
In connection with the spin-off, CBI will enter into Amended and Restated Agency Agreements with each of the Agency Companies which will be on substantially the same terms as were in effect prior to the spin-off.
Term and Termination Rights
Under the Agency Agreements, CBI may terminate the agreement with the respective Agency Company, with immediate effect by notice, if such Agency Company (a) is subject to an insolvency event, (b) is a sanctioned person, (c) commits a material breach of the agreement that cannot be remedied or was not remedied in due time or (d) commits repeated breaches of the agreement so as to deprive CBI of the use or enjoyment of such Agency Companies’ services, or to cause business disruption or substantial inconvenience. In addition, CBI may also terminate the agreements in accordance with the force majeure clauses thereunder.
Fees
Under the Agency Agreements, CBI shall pay to each Agency Company, fees for the performance and provision of services by such CBI Agency Company, calculated on the basis of (a) the cost base of the relevant Agency Company, plus (b) a mark up of 11% on the cost base of the relevant Agency Company, plus (c) any costs incurred by the relevant Agency Company (as paying agent only) on behalf of CBI in the performance and provision of such services. The fees will be substantially similar to the fees that have been paid by CBI to the Agency Companies prior to the spin-off.
In the year ended December 31, 2024, the Agency Companies received in aggregate a fee of $1.4 million provided in accordance with the respective Agency Agreements.
Tax Indemnity Deed
CBI also provides Local Agency C a tax indemnity in case of any tax disputes with local tax authorities relating to the characterization of the hire or freight revenue earned by Local Agency C on its charters as pass through payments.
Registration Rights Agreement
In connection with the spin-off, we will enter into a registration rights agreement, pursuant to which we will grant our shareholders named therein (the “Registration Rights Holders”) and their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common shares held by those persons. The registration rights agreement will also extend registration rights to Costamare Services with respect to our common shares it may receive as fee compensation under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Immediately after the distribution, our shareholders will own a total of approximately     million shares entitled to these registration rights.
Trademark License Agreement
Under the trademark license agreement entered into with us in connection with the spin-off, during the term of the Framework Agreement and following its termination, Costamare Shipping, an affiliated manager, will agree to grant us a non-transferable, royalty free license and right to use the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our dry bulk vessel business. We will pay no additional consideration for this license and right. Costamare Shipping will retain the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.
CBI Exchange Agreement
Promptly after the spin-off and distribution are complete, we will exchange the equity interests in CBI that are held by the CBI Minority Investor, Jens Jacobsen, our chief commercial officer and a member of our board of directors, of an aggregate of 2.5% of CBI’s shares, for an aggregate of      of our shares, or 0.75% of our outstanding shares.
Procedures for Review and Approval of Related Party Transactions
Related party transactions, which for purposes of review and approval, means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant shareholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors and the audit committee, and will be evaluated pursuant to procedures established by the board of directors.
Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under the Framework Agreement and Services Agreement, such as the amendment and restatement of such agreement.
C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Predecessor Combined Carve-Out Financial Statements and Other Financial Information
See “Item 17. Financial Statements” below.
Legal Proceedings
We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles, although there can be no assurance our insurers would agree in any particular case. Furthermore, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Common Stock Dividend Policy
Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The determination by our board of directors to declare and pay dividends, as well as the timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt or equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends. We cannot assure you that we will pay dividends in the future. In the event we do pay dividends in the future, such dividends may not be declared and paid on a regular basis and may be reduced or discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
B.	Significant Changes
See “Note 18. Subsequent Events” in the Notes to the Combined Carve-Out Financial Statements of Costamare Bulkers Holdings Limited Predecessor and “Note 5. Subsequent Events” in the Notes to the Consolidated Financial Statements of Costamare Bulkers Holdings Limited in “Item 17. Financial Statements” below.

ITEM 9.	THE OFFER AND LISTING
9.A.	OFFER AND LISTING DETAILS
We are distributing shares. Our shares do not have any price history.
9.B.	PLAN OF DISTRIBUTION
Not Applicable.
9.C.	MARKETS
Subject to official notice of issuance, our shares will trade and settle on the NYSE under the ticker symbol “CMDB” and the ISIN code     and CUSIP code    .
9.D.	SELLING SHAREHOLDERS
Not Applicable.
9.E.	DILUTION
Not Applicable.
9.F.	EXPENSES OF THE ISSUE
Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Under our amended and restated articles of incorporation, which we will adopt in connection with the spin-off, our authorized capital stock will consist of      common shares, par value $    per share, and      preferred shares, par value $     per share. All of our shares are in registered form. Following the completion of the spin-off, we expect to have common shares and no preferred shares issued and outstanding.
For further information on our shares, see “—Item 10.B. Memorandum and Articles of Association”.
B.	Memorandum and Articles of Association
Our purpose, as stated in our amended and restated articles of incorporation, will be to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and bylaws will not impose any limitations on the ownership rights of our shareholders.
Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands and may be virtual, subject to certain requirements. Special meetings may be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit shareholder action by unanimous written consent.
We are registered in the Republic of the Marshall Islands at The Trust Company of the Marshall Islands, Inc., Registrar of Corporation for non-resident corporations, under registration number 122047.
Directors
Under our bylaws, our directors will be elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There will be no provision for cumulative voting.
Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director, other than our initial directors, shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. The board of directors shall be divided into three classes, designated Class I, Class II and Class III. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors such that each class shall consist of an equal number of directors to the extent practicable. At the first annual meeting of shareholders after the spin-off, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of shareholders after the spin-off, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of shareholders after the spin-off, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors will have the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.
Common Shares
Under our amended and restated articles of incorporation, which we will adopt in connection with the spin-off, we will be authorized to issue up to 1,000,000,000 common shares, par value $0.0001 per share. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders.

Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding common shares when issued will be fully paid and non-assessable. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which we may issue in the future. Our common shares are not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.
We are not aware of any limitations on the rights to own our common shares, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our common shares, imposed by foreign law or by our articles of incorporation or bylaws.
Preferred Shares
Our amended and restated articles of incorporation, which we will adopt in connection with the spin-off, authorize our board of directors, without any further vote or action by our shareholders, to issue up to 100,000,000 blank check preferred shares, of which 10,000,000 shares will be designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described below under “—Shareholder Rights Plan”, and to determine, with respect to any series of preferred shares established by our board of directors, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Shareholder Rights Plan
Each common share will include a right that entitles the holder to purchase from us a unit consisting of one- thousandth of a share of our Series A Participating Preferred Stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a shareholder rights agreement between us and Equiniti Trust Company, LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.
The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights for a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing shareholder prior to the spin-off on      , 2025.
We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the shareholder rights agreement, which we have filed as an exhibit to this registration statement.
Detachment of rights
The rights are attached to all certificates representing our outstanding common shares and will attach to all common shares certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the

20th anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common shares and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:
•
10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common shares; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person”.
Our controlling shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common shares by us, will not become acquiring persons as a result of those transactions.
Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of common shares.
Until the rights distribution date:
•	our common shares certificates will evidence the rights, and the rights will be transferable only with those certificates; and
•	any new common shares will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.
As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common shares at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.
We will not issue rights with any common shares we issue after the rights distribution date, except as our board of directors may otherwise determine.
Flip-in event
A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of common shares, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.
If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances which the rights agreement specifies.
Flip-over event
A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:
•	we are acquired in a merger or other business combination transaction; or
•	50% or more of our assets, cash flows or earning power is sold or transferred.
If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of common shares of the acquiring company having a current market price equal to two times the exercise price of such right.
Antidilution
The number of outstanding rights associated with our common shares is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common shares occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional preferred shares that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common shares on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.
Redemption of rights
At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, common shares or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.
Exchange of rights
We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one common share per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:
•
any person other than our existing shareholder becoming the beneficial owner of common shares with voting power equal to 50% or more of the total voting power of all common shares entitled to vote in the election of directors; or

•	the occurrence of a flip—over event.
Amendment of terms of rights
While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:
•	to cure any ambiguity, omission, defect or inconsistency;
•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or
•
to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Shareholders’ Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, shareholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-Takeover Effect of Certain Provisions of Our Articles of Incorporation and Bylaws
Several provisions of our amended and restated articles of incorporation and bylaws, which we will adopt in connection with the spin-off and are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the shareholders, and (b) the removal of incumbent officers and directors.
Blank check preferred shares
Under the terms of our amended and restated articles of incorporation, our board of directors will have authority, without any further vote or action by our shareholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above under “—Shareholder Rights Plan”. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
Classified board of directors
Our amended and restated articles of incorporation will provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.
Election and removal of directors
Our amended and restated articles of incorporation will prohibit cumulative voting in the election of directors. Our bylaws will require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation and bylaws will also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of special meeting of shareholders
Our amended and restated articles of incorporation and bylaws will provide that special meetings of our shareholders may only be called by our chairman of the board of directors, chief executive officer or by either, at the request of a majority of our board of directors.
Advance notice requirements for shareholder proposals and director nominations
Our bylaws will provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.
Generally, to be timely, a shareholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to (i) October 8, 2026, in the case of the first annual meeting, or (ii) the date that is the first anniversary of the previous year’s annual meeting, in the case of all subsequent annual meetings. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or to make nominations for directors at an annual meeting of shareholders.
C.	Material Contracts
The following is a summary of each material contract outside the ordinary course of business to which we are a party. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this registration statement.
(a)
Form of Shareholder Rights Agreement to be entered on the distribution date between Costamare Bulkers Holdings Limited and Equiniti Trust Company, LLC, as Rights Agent. For a description of the Shareholder Rights Agreement, please see “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Shareholder Rights Plan”.

(b)
Form of Trademark License Agreement to be entered on the distribution date between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Trademark License Agreement”.

(c)
Form of Separation and Distribution Agreement to be entered on the distribution date between Costamare Bulkers Holdings Limited and Costamare Inc., please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”.

(d)
Form of Services Agreement to be entered on the distribution date by and between the subsidiaries of Costamare Bulkers Holdings Limited set out in Schedule A thereto and Costamare Shipping Services Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”.

(e)
Form of Framework Agreement to be entered on the distribution date by and between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”.

(f)
Form of Registration Rights Agreement to be entered on the distribution date by and between Costamare Bulkers Holdings Limited and the Shareholders named therein, please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Registration Rights Agreement”.

D.	Exchange Controls and Other Limitations Affecting Security Holders
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.
MARSHALL ISLANDS COMPANY CONSIDERATIONS
Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.

For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, Marshall Islands’ court cases interpreting the BCA. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

•
Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, and unless it is the annual meeting, indicates that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.
•
Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally, sent by mail or by electronic transmission not less than 15 nor more than 60 days before the date of the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholder’s Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing, sets forth the action so taken and is signed by all the shareholders entitled to vote or if the articles of incorporation so provide, by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
With limited exceptions, shareholders may act by written consent to elect directors.

Any person authorized to vote may authorize another person to act for him or her by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Marshall Islands	Delaware
Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by the vote of the majority of holders of outstanding shares entitled to vote at a shareholder meeting.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Marshall Islands		Delaware
Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board pursuant to the bylaws.
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

Removal:		Removal:

•	Any or all of the directors may be removed for cause by vote of the shareholders.	• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

•	If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders	• In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenter’s Rights of Appraisal

With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.		With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

•	alters or abolishes any preferential right of any outstanding shares having preference;

•	creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;

•	alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

•	excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware
Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s shares thereafter devolved upon such shareholder by operation of law.

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands.

Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

E.	Tax Considerations
Marshall Islands Tax Considerations
We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our shareholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our shareholders. In addition, so long as our shareholders are not citizens or residents of the Marshall Islands, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common shares or Preferred Shares, and our shareholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common shares or Preferred Shares.
Each shareholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. Federal tax returns that may be required of them.
Liberian Tax Considerations
The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations, which conduct business in Liberia and are (and were under the prior law) subject to taxation.

The New Act was amended by the Consolidated Tax Amendments Act of 2011, which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and are not engaged in shipping exclusively within Liberia) and that do not engage in other business or activities in Liberia other than those specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.
United States Federal Income Tax Considerations
The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. You are encouraged to consult your own tax advisor regarding the particular United States Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common shares that may be applicable to you.
Taxation of Holders
The following summarizes U.S. Federal income tax considerations relating to the distribution of our ordinary shares in connection with the Spin-off to U.S. Holders (as defined below), and the U.S. Federal income tax considerations of owning and disposing of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.
This summary does not purport to be a complete description of the consequences of the transactions described in this registration statement, nor does it address the application of estate, gift or other non-income federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of our ordinary shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):
•	insurance companies;
•	tax-exempt entities;
•	financial institutions;
•	broker-dealers;
•	pass-through entities;
•
traders in securities that elect to apply a mark-to-market method of accounting, holders that hold our ordinary shares as part of a “hedge”, “straddle”, “conversion”, or other risk reduction transaction for U.S. Federal income tax purposes;

•	individuals who receive our ordinary shares upon the exercise of compensatory options or otherwise as compensation; and
•	U.S. holders (as defined below) which own directly, indirectly or constructively 10% or more of our shares (as measured by vote or value).
Moreover, no advance rulings have been or will be sought from the U.S. Internal Revenue Service, or IRS, regarding any matter discussed in this registration statement, and our counsel has not rendered any opinion with respect to any of the U.S. Federal income tax consequences relating to the transactions addressed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.
HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES
You are a “U.S. holder” if you are a beneficial owner of our common shares and you are (i) a U.S. citizen or resident, (ii) a U.S. corporation (or other U.S. entity taxable as a corporation), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust or (y) the trust has a valid election in effect to be treated as a U.S. person for U.S. Federal income tax purposes.
You are a “non-U.S. holder” if you are a beneficial owner of our common shares (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.
If a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes) holding our common shares, you should consult your tax advisor.
United States Federal Income Taxation of U.S. Holders
Consequences of the Spin-Off and Distribution of our Common Shares to U.S. Holders
Subject to the discussion below under “Consequences of the Spin-Off if Costamare Inc. is a PFIC” if you receive our ordinary shares in the Spin-off you will be treated as receiving a taxable dividend distribution to the extent of Costamare Inc.’s current and accumulated earnings and profits (as determined under U.S. Federal income tax principles), in an amount equal to the fair market value of our ordinary shares (in U.S. dollars) received on the distribution date. To the extent that the amount of the distribution exceeds Costamare Inc.’s current and accumulated earnings and profits for the taxable year of the distribution, the distribution will be treated first as a nontaxable return of capital to the extent of your tax basis in your Costamare Inc. common shares (on a dollar-for-dollar basis) and thereafter as capital gain recognized on a sale or exchange of your Costamare Inc. common shares.
Costamare Inc. will not be able to determine the amount of the distribution that will be treated as a dividend until after the close of the taxable year of the Spin-off, because its current year earnings and profits will be calculated based on its income for the entire taxable year in which the distribution occurs. In addition to Costamare Inc.’s operating results for that year, which will not include the earnings and expenses of the Costamare Bulkers Holdings business after the separation, other factors that are not knowable at this time will affect Costamare Inc’s earnings and profits for the taxable year of the Spin-off. Those factors include the extent, if any, to which the value of Costamare Bulkers Holdings at the time of the Spin-off exceeds Costamare Inc.’s tax basis in Costamare Bulkers Holdings, resulting in recognition of a gain that will increase Costamare Inc.’s earnings and profits. Costamare Inc. currently intends to cause its shareholders to be provided with a determination of the portion of the distribution constituting a taxable dividend as soon as practicable after its earnings and profits for the taxable year in which the distribution occurs are calculated. This information may not be available until after you file your income tax returns for that taxable year, and you may need to file amended tax returns to reflect the amount of the taxable dividend as finally determined.
If you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will generally not be entitled to claim a dividends-received deduction with respect to the receipt of our ordinary shares in the Spin-off.
The receipt of ordinary shares in the Spin-off as a dividends paid will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
If you are an individual, trust or estate, the amount of the distribution if our ordinary shares in the Spin-off treated as a dividend should be treated as “qualified dividend income” subject to reduced rates of U.S. Federal income tax, as discussed below under “Distributions on Our Common Shares”; provided that the conditions described below are satisfied with respect to your Costamare Inc. common shares.
Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of your Costamare Inc. common shares. For purposes of this calculation, only the portion of a distribution treated as a dividend, rather than the full amount of the distribution, is taken into account. If the portion of the distribution treated as a dividend qualifies as an extraordinary dividend on your Costamare Inc. common shares and you are an individual, estate or trust who claimed a reduced rate for qualified dividend income on the distribution, then any loss derived by you from a subsequent sale or exchange of your Costamare Inc. common shares may be treated as long-term capital loss to the extent of such dividend.

You will have a basis in our common shares received in the Spin-off equal to the fair market value of such common shares on the distribution date, and the holding period for such common shares received in the Spin-off will begin on the distribution date.
Consequences of the Spin-Off if Costamare Inc. is a PFIC
As discussed below under “PFIC Status”, special U.S. Federal income tax rules will apply to you if you hold shares in a non-U.S. corporation that is classified as a PFIC for U.S. Federal income tax purposes. If Costamare Inc. is classified as a PFIC for the taxable year of the Spin-off or if Costamare Inc. has been classified as a PFIC at any time during the period the U.S. Holder held its shares (determined based on the test described below under “PFIC Status”), all or a substantial portion of the distribution of our ordinary shares in the Spin-off will be treated as an “excess distribution”, as described below in “Taxation of U.S. Holders That Make No Election”, unless the U.S. Holder makes either a QEF Election or a “mark-to- market” election for the year of the spin-off. The amount treated as an “excess distribution” would be taxed in the manner described below under “Taxation of U.S. Holders That Make No Election”. The portion of the distribution not treated as an “excess distribution” would be taxed to you as a dividend in the manner described above but would not be eligible for the reduced rates applicable to “qualified dividend income”. As described below under “Taxation of U.S. Holders That Make a Timely QEF Election”, if you make a QEF Election you will not be taxed on the distribution to the extent you have already been taxed on Costamare Inc.’s earnings (and your basis in your Costamare Inc. common shares will be reduced by such amount). If you made a “mark-to-market” election, as described below in “Taxation of U.S. Holders That Make a Timely ‘Mark-to-Market’ Election”, you will not be subject to the rules for “excess distributions” and will be taxed in the manner described above under “Consequences of the Spin-Off and Distribution of our Common Shares to U.S. Holders”, except that any dividend would not be eligible for the reduced rates applicable to “qualified dividend income”. We believe that Costamare Inc. will not be classified as a PFIC in the year of the Spin-off, but there can be no assurance that Costamare Inc. will not be so treated. You are encouraged to consult your own tax advisor regarding the PFIC rules and their possible application to the spin-off.
Distributions on Our Common Shares
Subject to the discussion of PFICs below, any distributions with respect to our common shares that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common shares (on a dollar-for-dollar basis) and thereafter as capital gain.
If you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will generally not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.
Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”; provided that:
(a)	the common shares are readily tradable on an established securities market in the United States (such as the NYSE);
(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “PFIC Status”);
(c)	you own our common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend;
(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and
(e)	certain other conditions are met.
Qualified dividend income is currently taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common shares. If we pay an extraordinary dividend on our common shares that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
There is no assurance that dividends you receive from us will be eligible for the preferential rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.
Sale, Exchange or Other Disposition of Common Shares
Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.
Unearned Income Medicare Contribution Tax
Each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common shares, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common shares.
PFIC Status
Special U.S. Federal income tax rules apply to you if you hold shares in a non-U.S. corporation that is classified as a PFIC for U.S. Federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:
(a)
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(b)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s shares. Income we earned, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).
There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we expect to charter all our vessels to unrelated charterers on the basis of time charters or voyage charters, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Inc. believes its gross income from time and voyage charters exceeded (and will exceed) 25% of its total gross income for its 2023 tax year and each taxable year thereafter, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.
As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, depending on whether or not you make certain elections. Additionally, starting in 2013, for each year during which you own our common shares, we are a PFIC and the total value of all PFIC shares that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common shares.
The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.
Taxation of U.S. Holders That Make a Timely QEF Election
If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common shares would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common shares and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common shares and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the shares of such subsidiary and a separate QEF Election with respect to such subsidiary is required.
You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.
Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common shares will be treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common shares, provided you complete and file IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common shares at the end of the taxable year over your adjusted tax basis in our common shares. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common shares over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common shares would not apply to your deemed ownership of the shares of such subsidiary.
Taxation of U.S. Holders That Make No Election
Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common shares in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common shares) and (b) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:
(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common shares;
(ii)
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF or a “mark-to-market” election would be taxed as ordinary income; and

(iii)
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common shares, your successor generally would not receive a step-up in tax basis with respect to such shares for U.S. tax purposes.
United States Federal Income Taxation of Non-U.S. Holders
The Spin-Off and Distribution of our Common Shares
You generally will not be subject to U.S. Federal income or withholding taxes on the distribution of our ordinary shares in the Spin-off, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty.
Distributions on Our Common Shares
You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common shares, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty.
Sale, Exchange or Other Disposition of Our Common Shares
You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
(a)
the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty; or

(b)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. Federal income tax, net of certain deductions, at regular U.S. Federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).
United States Backup Withholding and Information Reporting
In general, if you are a non-corporate U.S. holder, the distribution of our common shares in the Spin-off and dividend payments (or other taxable distributions) on our common shares, in each case, made within the United States (and in certain cases, outside the United States) will be subject to information reporting requirements and backup withholding tax if you:
(1)	fail to provide us with an accurate taxpayer identification number;
(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or
(3)	in certain circumstances, fail to comply with applicable certification requirements.
In the case of the distribution of our common shares in the Spin-off (or any distribution on our common shares that is a distribution of property other than cash), depending on the circumstances, the applicable withholding agent may obtain the funds necessary to remit such backup withholding by asking you to provide the funds, by using funds in your account with the applicable withholding agent or by selling (on your behalf) all or a portion of our common shares received by you in the Spin-off (or a portion of such other property received by you in a distribution on our common shares that is a distribution of property other than cash).
Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is timely furnished to the IRS.
If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W- 8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.
If you sell our common shares to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.
However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common shares through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.
U.S. individuals and certain entities who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Shares in a foreign corporation, including our common shares, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.
Taxation of Our Shipping Income
Subject to the discussion of “effectively connected” income below, unless exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. Federal income tax in respect of its U.S. source gross transportation income (without the allowance for deductions).

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.
“Shipping income” means income that is derived from:
(a)	the use of vessels;
(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;
(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or
(d)	the performance of services directly related to those uses.
Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. Federal income tax on its U.S. source gross transportation income if:
(a)	it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and
(b)	either
(i)
more than 50% of the value of its shares are owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii)
its shares are “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

We believe that we qualified for this statutory tax exemption for the 2023 tax year and intend to continue to so qualify for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income, subject to the discussion of “effectively connected” income below. Since we expect that no more than 50% of our gross shipping income would be treated as U.S. source gross transportation income, we expect that the effective rate of U.S. Federal income tax on our gross transportation income would not exceed 2%. Many of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income.
To the extent exemption under Section 883 is unavailable, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at a rate of 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
Our U.S. source gross transportation income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and
(b)
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in us having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis.

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. Federal corporate income tax on net income currently imposed at a rate of 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.
Taxation of Gain on Sale of Assets
Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. Federal income taxation with respect to gain realized on a sale of a vessel; provided that the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) passes to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.
F.	Dividends and Paying Agents
Not applicable.
G.	Statement by Experts
The combined carve-out financial statements of Costamare Bulkers Holdings Limited Predecessor as of December 31, 2024 and 2023 and for the years then ended appearing in this Registration Statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras Street, 15125 Marousi, Greece.
The consolidated financial statements of Costamare Bulkers Holdings Limited as of December 31, 2024 and 2023 and for the year ended on December 31, 2024 and for the period from September 29, 2023 (date of inception) to December 31, 2023, appearing in this Registration Statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras Street, 15125 Marousi, Greece.
The discussion contained under the section of this registration statement entitled “The International Dry Bulk Shipping Industry” has been reviewed by Clarksons Research, which has confirmed to us that it accurately describes the international shipping markets, as indicated in the consent of Clarksons Research included as an exhibit to the registration statement on Form 20-F under the Exchange Act of which this registration statement is a part.
H.	Documents on Display
Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.
Upon the completion of the spin-off, we will be subject to the informational requirements of the Exchange Act. In accordance with these requirements, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at sec.gov. In addition, following the first day of listing of the Costamare Bulkers Holdings shares on the NYSE, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from the Costamare Bulkers Holdings website at www.costamarebulkers.com or obtained from Costamare Bulkers Holdings upon request at ir@costamarebulkers.com. The information contained on our website is not a part of this Form 20-F.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties.
I.	Subsidiary Information
Not applicable.
J.	Annual Report to Security Holders
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
A.	Quantitative Information About Market Risk Interest Rate Risk
The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. From time to time, we take positions in interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to our floating-rate debt. Generally, our approach is to economically hedge our floating-rate debt based on our outlook for interest rates and other factors.
Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows during the fiscal year ended December 31, 2024 by approximately $1.7 million based upon our debt level during such period.
As of December 31, 2024, we had outstanding bank loan indebtedness of $339.3 million.
The following table sets forth the sensitivity of our outstanding long-term debt, including the effect on our statement of operations of our derivative contracts (if any) to a 100 basis points increase in the aforementioned reference rates during the next five years on the same basis.
Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2025	3.2
2026	2.9
2027	2.6
2028	2.3
2029	1.1

Derivative Financial Instruments
Interest Rates
According to our long-term strategic plan to maintain stability in our interest rate exposure, we may decide to minimize our exposure to floating interest rates by entering into interest rate swap/cap agreements. To this effect, we may enter into interest rate swap/cap transactions with varying start and maturity dates, in order to proactively and efficiently manage our floating rate exposure. Furthermore, we may enter into cross currency swap agreements and foreign currency exchange agreements to manage our exposure to fluctuations of foreign currencies risks.
ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives will be recognized in the predecessor combined carve-out financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.
(a) Interest rate caps that meet the criteria for hedge accounting: These interest rate caps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month SOFR. According to our Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these interest rate caps as hedging instruments as from their inception, these interest rate derivative instruments qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in earnings. Assessment and measurement of the effectiveness of these interest rate derivative instruments are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge will be recognized initially in “Other comprehensive income” within shareholders’ equity and recognized in the predecessor combined carve-out statement of comprehensive income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument will be recognized in the predecessor combined carve-out statement of comprehensive income immediately.
As of December 31, 2023, we had interest rate cap agreements with an outstanding notional amount of $185.4 million. The fair value of these interest rate caps outstanding at December 31, 2023, amounted to an asset of $7.9 million, and are included in the related predecessor combined carve-out balance sheets. As of December 31, 2024, we did not have any interest rate cap agreements.
(b) Interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2023 and 2024, we did not hold any interest rate caps that did not qualify for hedge accounting.
(c) Foreign Currency Exchange Agreements: We generate all of our revenue in U.S. dollars, but a portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2024 approximately 9% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in the Singapore dollar). We hold cash and cash equivalents mainly in U.S. dollars.
As of December 31, 2023 and 2024, we did not have any Singapore dollar/U.S. dollar forward agreements.
We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.
Freight Derivatives
From time to time, we may take positions in freight derivatives, mainly through forward freight agreements. If we take positions in freight derivatives, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.
During the year ended December 31, 2024, we entered into a number of forward freight agreements. We use freight derivatives to establish market positions. We also use freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market. Our forward freight agreements are cleared on a daily basis through clearing houses. Customary requirements for trading in forward freight agreements include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred.
As of December 31, 2024, the fair value of our outstanding freight derivatives was a net liability of $19.2 million. An increase in the daily forward rates of $5,000 would increase the fair value of our outstanding freight derivatives by $43.5 million and vice versa, as of December 31, 2024. In 2024, we recorded a net loss on our freight derivatives of $47.7 million.
Bunker Swap Agreements
From time to time, we may enter into bunker swap agreements to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. If we take positions in bunker swaps or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.
During the year ended December 31, 2024, we entered into a series of bunker swaps. We use bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2024, the fair value of our outstanding bunker swap agreements was a net liability of $0.4 million. An increase in the daily forward prices of $100 would increase the fair value of our outstanding bunker derivatives by $4.6 million and vice versa, as of December 31, 2024. In 2024, we recorded a net gain of $3.8 million on our bunker swaps.
EUA futures agreements
From time to time, we enter into EUA futures agreements to manage our exposure to emissions. We use EUA futures as an economic hedge to reduce the risk on EUAs price differentials. Our EUA futures agreements do not qualify as cash flow hedges for accounting purposes and, as a result, changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred. EUA futures agreements are treated as assets/liabilities until they are settled.
During the year ended December 31, 2024, we entered into a series of EUA futures agreements. As of December 31, 2024, the fair value of our outstanding EUA futures agreements was an asset of $0.3 million. An increase in the daily forward prices of €10 would increase the fair value of our outstanding EUA derivatives by $0.2 million and vice versa, as of December 31, 2024. In 2024, we recorded a net gain of $0.3 million on our EUA futures agreements.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
Not applicable.
ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
ITEM 16.B.	CODE OF ETHICS
Not applicable.
ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.
ITEM 16.G.	CORPORATE GOVERNANCE
Not applicable.
ITEM 16.H.	MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
ITEM 16.J.	INSIDER TRADING POLICIES
Not Applicable.
ITEM 16.K.	CYBERSECURITY
Not Applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS
Reference is made to pages F-1 through F-43 included herein by reference.
ITEM 18.	FINANCIAL STATEMENTS
Not applicable.
ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Form of First Amended and Restated Articles of Incorporation**
1.2	Form of Amended and Restated Bylaws**
4.1	Form of Trademark License Agreement between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A.*
4.2	Form of Separation and Distribution Agreement between Costamare Bulkers Holdings Limited and Costamare Inc.**
4.3	Form of Services Agreement, by and between the subsidiaries of Costamare Bulkers Holdings Limited set out in Schedule A thereto and Costamare Shipping Services Ltd.
4.4	Form of Framework Agreement, by and between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A.**
4.5	Form of Registration Rights Agreement, between Costamare Bulkers Holdings Limited and the Shareholders named therein**
4.6	Form of Shareholder Rights Agreement, between Costamare Bulkers Holdings Limited and Equiniti Trust Company, LLC**
4.7	Form of Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services GmbH**
4.8	Form of Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services ApS**
4.9	Form of Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services Pte. Ltd.**
4.10	Form of Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services Co., Ltd.**
4.11	Tax Indemnity Deed dated April 30, 2024 between Costamare Bulkers Services Pte. Ltd. and Costamare Bulkers Inc.**
4.12	Form of Ship Management Agreement between certain vessel-owning subsidiaries of Costamare Bulkers Holdings Limited with Navilands Bulker Management Ltd.**
4.13
Credit Agreement, dated as of December 2, 2024, between certain vessel-owning subsidiaries of Costamare Bulkers Holdings Limited, Costamare Bulkers Holdings Limited, Costamare Bulkers Ships Inc. and Alpha Bank S.A.**

5.1	Form of Opinion of Cozen O’Connor, Republic of the Marshall Islands legal counsel to the Company, as to the validity of the registered shares being issued*
5.2	Form of Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to New York law*
8.1	List of Subsidiaries of Costamare Bulkers Holdings Limited
15.1	Consent of Independent Registered Public Accounting Firm, Costamare Bulkers Holdings Consolidated Financial Statements
15.2	Consent of Independent Registered Public Accounting Firm, Costamare Bulkers Holdings Predecessor Combined Carve-Out Financial Statements
15.3	Consent of Clarksons Research Services Limited**
15.4	Consent of Cozen O’Connor (included in Exhibit 5.1)*
15.5	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.2)*
97.1	Incentive Compensation Recovery Policy**

*	To be provided by amendment.
**	Previously filed.
The registrant hereby agrees to furnish to the SEC upon request a copy of any instrument relating to long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

COSTAMARE BULKERS HOLDINGS LIMITED,

By:	/s/ Gregory Zikos
Name: Gregory Zikos
Title: Chief Executive Officer

Dated: April 7, 2025

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Costamare Bulkers Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying combined carve-out balance sheets of Costamare Bulkers Holdings Limited Predecessor (the Company) as of December 31, 2024 and 2023 the related combined carve-out statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “combined carve-out financial statements”). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2024.

Athens, Greece
March 31, 2025

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Balance Sheets
As of December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars)

	December 31, 2023	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$33,682	$49,858
Restricted cash (Note 2(e))	3,115	941
Margin deposits (Note 15(c))	13,748	45,221
Accounts receivable, net (Note 3)	42,194	39,648
Inventories (Note 4)	47,644	44,500
Due from related parties (Note 3)	1,647	7,014
Fair value of derivatives (Notes 15 and 16)	13,750	197
Insurance claims receivable	3,303	2,842
Accrued charter revenue (Note 9)	12	—
Prepayments and other assets	53,015	49,796
Vessels held for sale (Note 5)	40,307	—
Total current assets	252,417	240,017
FIXED ASSETS, NET:
Vessels and advances, net (Note 5)	614,486	671,844
Total fixed assets, net	614,486	671,844
OTHER NON-CURRENT ASSETS:
Accounts receivable, net, non-current (Note 3)	2,510	1,610
Deferred charges, net (Note 6)	18,599	19,119
Due from related parties, non-current (Note 3)	—	1,050
Fair value of derivatives, non-current (Notes 15 and 16)	5,506	147
Restricted cash, non-current (Note 2(e))	8,602	9,236
Operating leases, right-of-use assets (Note 8)	284,398	297,975
Total assets	$1,186,518	$1,240,998
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 7)	$61,150	$30,505
Related party loans (Note 3)	—	85,000
Accounts payable	35,185	41,477
Due to related parties (Note 3)	4,013	5,319
Operating lease liabilities, current portion (Note 8)	160,993	205,172
Accrued liabilities	18,044	11,906
Unearned revenue (Note 9)	27,844	22,911
Fair value of derivatives (Notes 15 and 16)	912	14,465
Other current liabilities	2,628	3,902
Total current liabilities	310,769	420,657
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 7)	285,301	305,724
Operating lease liabilities, non-current portion (Note 8)	114,063	87,424
Fair value of derivatives, non-current portion (Notes 15 and 16)	1,699	5,174
Total non-current liabilities	401,063	398,322
COMMITMENTS AND CONTINGENCIES (Note 10)	—	—
SHAREHOLDERS’ EQUITY:
Common shares (Note 11)	250	250
Additional paid-in capital (Note 11)	207,284	207,284
Net Parent Investment (Note 11)	266,054	312,546
Retained earnings / (Accumulated deficit)	194	(98,061)
Accumulated other comprehensive income (Note 17)	904	—
Total shareholders’ equity	474,686	422,019
Total liabilities and shareholders’ equity	$1,186,518	$1,240,998

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Statements of Operations
For the years ended December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2023	2024
REVENUES:
Voyage revenue (Note 12)	$663,115	$985,314
Voyage revenue – related parties (Notes 3 and 12)	—	210,087
Total voyage revenue	663,115	1,195,401

EXPENSES:
Voyage expenses	(266,169)	(342,484)
Charter-in hire expenses (Note 2(p))	(340,926)	(706,569)
Voyage expenses-related parties (Note 3)	(2,112)	(9,403)
Vessels’ operating expenses	(97,219)	(82,288)
General and administrative expenses	(9,655)	(13,858)
General and administrative expenses – related parties (Note 3)	(3,347)	(3,940)
Management and agency fees-related parties (Note 3)	(28,774)	(30,640)
Amortization of dry-docking and special survey costs (Note 6)	(4,438)	(6,282)
Depreciation (Note 5)	(39,621)	(37,385)
Gain/ (loss) on sale of vessels, net (Note 5)	(5,324)	3,788
Loss on vessels held for sale (Note 5)	(2,305)	—
Vessels’ impairment loss (Notes 5 and 16)	(434)	—
Foreign exchange gains	429	11
Operating loss	(136,780)	(33,649)
OTHER INCOME / (EXPENSES):
Interest income	2,365	1,479
Interest and finance costs, net (Note 13)	(24,806)	(23,503)
Interest expense – related parties (Note 3)	—	(1,044)
Other, net	5,109	1,477
Gain / (loss) on derivative instruments, net (Note 15)	6,415	(43,015)
Total other expenses, net	(10,917)	(64,606)
Net loss	$(147,697)	$(98,255)

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Statements of Comprehensive Loss
For the years ended December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2023	2024
Net loss for the year	$(147,697)	$(98,255)
Other comprehensive loss:
Unrealized loss on cash flow hedges, net (Notes 15 and 17)	(6,748)	(2,879)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 13, 15 and 17)	1,661	1,975
Other comprehensive loss for the year	$(5,087)	$(904)
Total comprehensive loss for the year	$(152,784)	$(99,159)

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Statements of Shareholders’ Equity
For the years ended December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data)

	Common Shares	Additional Paid- in Capital	Net Parent Investment	Retained Earnings/ (Accumulated deficit)	Accumulated Other Comprehensive Income / (Loss)	Total
Balance, January 1, 2023	$142	$103,642	$188,345	$147,891	$5,991	$446,011
-Net loss	—	—	—	(147,697)	—	(147,697)
-Other comprehensive loss	—	—	—	—	(5,087)	(5,087)
-Share capital increase (Note 11)	108	103,642	—	—	—	103,750
-Parent contributions, net (Note 11)	—	—	77,709	—	—	77,709
Balance, December 31, 2023	$250	$207,284	$266,054	$194	$904	$474,686
-Net loss	—	—	—	(98,255)	—	(98,255)
-Other comprehensive loss	—	—	—	—	(904)	(904)
-Parent contributions, net (Note 11)	—	—	46,492	—	—	46,492
Balance, December 31, 2024	$250	$207,284	$312,546	$(98,061)	$—	$422,019

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Statements of Cash Flows
For the years ended December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2023	2024
Cash Flows From Operating Activities:
Net loss:	$(147,697)	$(98,255)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	39,621	37,385
Amortization and write-off of financing costs	972	1,369
Amortization of deferred dry-docking and special survey costs	4,438	6,282
Amortization of assumed time charter	—	(155)
Amortization of hedge effectiveness excluded component from cash flow hedges	1,661	1,975
Equity based payments from Parent	2,299	2,991
(Gain)/ loss on derivative instruments, net	(5,130)	32,107
(Gain)/ loss on sale of vessels, net	5,324	(3,788)
Loss on vessels held for sale	2,305	—
Vessels’ impairment loss	434	—
Changes in operating assets and liabilities:
Accounts receivable and margin deposits	(33,641)	(28,027)
Due from related parties	(1,390)	(6,417)
Inventories	(37,622)	3,144
Insurance claims receivable	(2,810)	(1,725)
Prepayments and other	(60,544)	8,408
Accounts payable	31,221	6,292
Due to related parties	(2,714)	1,306
Accrued liabilities	(7,324)	(5,194)
Unearned revenue	22,580	(3,560)
Other liabilities	2,167	48
Dry-dockings	(12,123)	(8,357)
Accrued charter revenue	1,181	(1,361)
Net Cash used in Operating Activities	(196,792)	(55,532)
Cash Flows From Investing Activities:
Proceeds from the settlement of insurance claims	2,080	2,186
Vessel acquisition and advances/Additions to vessel cost	(75,934)	(172,862)
Proceeds from the sale of vessels, net	64,163	123,920
Net Cash used in Investing Activities	(9,691)	(46,756)
Cash Flows From Financing Activities:
Proceeds from long-term debt	105,229	393,011
Proceeds from related party loans	—	85,000
Repayment of long-term debt	(144,670)	(402,513)
Payment of financing costs	(6,469)	(2,075)
Share capital increase	103,750	—
Net parent investment	75,410	43,501
Net Cash provided by Financing Activities	133,250	116,924
Net increase / (decrease) in cash, cash equivalents and restricted cash	(73,233)	14,636
Cash, cash equivalents and restricted cash at beginning of the year	118,632	45,399
Cash, cash equivalents and restricted cash at end of the year	$45,399	$60,035
Supplemental Cash Information:
Cash paid during the year for interest	$21,402	$25,567
Non-Cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for operating lease obligations	$440,202	$281,629

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
1. Basis of Presentation and General Information:
The predecessor combined carve-out financial statements include the dry bulk business of Costamare Inc. (“Costamare”), a publicly listed company on the New York Stock Exchange, consisting of: (i) 67 wholly-owned subsidiaries of Costamare, operating or having operated or been formed with the intention to operate in the dry bulk sector with owned vessels since June 2021 along with Costamare Bulkers Ships Inc. (“CBSI”), a wholly-owned indirect subsidiary of Costamare, organized under the laws of the Republic of the Marshall Islands in July 2024, (the “Owned Dry Bulk Fleet Business”) and (ii) Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands in June 2021 operating as a dry bulk operating platform. Entities under the Owned Dry Bulk Fleet Business and CBI are hereinafter referred to as the “Company” in these predecessor combined carve-out financial statements. Please see Table 1 below.
As of December 31, 2024, the Owned Dry Bulk Fleet Business had a fleet of 38 dry bulk vessels with a total carrying capacity of approximately 3,016,855 of dead-weight tonnage (“DWT”). As of December 31, 2023, the Owned Dry Bulk Fleet Business had a fleet of 42 dry bulk vessels with a total carrying capacity of approximately 2,606,209 of DWT. The entities under the Owned Dry Bulk Fleet Business provide worldwide marine transportation services by chartering their dry bulk vessels to a diverse group of charterers.
During the fourth quarter of 2022, Costamare established a dry bulk operating platform under CBI. CBI charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and also utilizes hedging solutions. As of December 31, 2024, CBI charters-in 50 third-party dry bulk vessels on period time charters (including one dry bulk vessel on a time charter trip). As of December 31, 2023, CBI chartered in 56 third-party dry bulk vessels on period time charters (including two dry bulk vessels on time charter trips).
Costamare Bulkers Holdings Limited (“CMDB”) was organized under the laws of the Republic of the Marshall Islands on September 29, 2023 and on July 11, 2024, Costamare subscribed for and was issued 10,000 shares of the capital stock of CMDB at a price of $0.0001 per share, making Costamare the sole shareholder of CMDB. CMDB was formed to serve as the ultimate holding company of Costamare’s dry bulk related businesses as a new public company by means of a spin-off transaction.
On March 27, 2025, as part of an internal reorganization, Costamare contributed to CMDB the shares of 67 wholly-owned companies, out of which 38 companies own dry bulk vessels, 17 companies have previously owned and sold or have agreed to sell their dry bulk vessels and 12 companies are to be used for future dry bulk vessel acquisitions. On the same date, CMDB further contributed these 67 companies to its wholly-owned subsidiary, CBSI. CMDB intends to acquire CBI pursuant to a purchase agreement with Costamare and an exchange agreement with the minority owner of CBI.
The management of the Company believes the assumptions underlying the predecessor combined carve-out financial statements, including the assumptions regarding the allocation of general corporate expenses from Costamare, are reasonable. Nevertheless, the Company’s predecessor combined carve-out financial statements may not include all of the actual expenses that would have been incurred had the Company operated as a standalone company during the period presented and may not reflect the Company’s predecessor combined carve-out results of operations, financial position and cash flows had the Company operated as a standalone company during the periods presented. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.
The predecessor combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) on a “carve-out” basis from the accounting records of Costamare using the historical carrying costs of the entities included in these predecessor carve-out financial statements for the period presented, including allocation of expenses from Costamare. The

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
management of the Company believes the allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the period presented. The actual basis of allocation is described below.
These predecessor combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Company, plus the following item which has been allocated as set forth below:
General and Administrative Expenses: General and administrative expenses, consisting mainly of legal fees, audit fees and other various General and administrative expenses, were allocated to the Owned Dry Bulk Fleet Business based on the vessels’ owning days of the owning entities and to CBI based on the charter-in days of the chartered-in third-party vessels. Management believes that these allocations reasonably present the financial position, results of operations and cash flows of the Company. For the years ended December 31, 2023 and 2024, total expenses allocated by Costamare amounted to $3,709 and $6,444, respectively.
All transactions and balances between the Company and Costamare, which were not historically settled in cash, were considered to be effectively settled in cash in the predecessor combined carve-out financial statements at the time the transaction was recorded. The total net effect of the settlement of these transactions between the Company and Costamare were reflected in the predecessor combined carve-out statement of financial position and the predecessor combined carve-out statement of changes in equity as “Net parent investment”, which includes the expenses incurred by Costamare on behalf of Company.
The Company, as represented by the entities in the predecessor combined carve-out financial statements, operated as distinct business units. Each unit had its own profit and loss responsibility, with its respective Board of Directors acting in the capacity of the Chief Operating Decision Maker.
The Company does not use discrete financial information to evaluate operating results for each type of charter or vessel type, including both owned and chartered-in vessels. As a result, management reviews the operating results of the entire fleet as a whole. Therefore, it has been determined that the Company operates under a single reportable segment.
For the predecessor combined carve-out financial statements as of December 31, 2024 and for the year ended December 31, 2024, the Company had evaluated the effects of subsequent events through March 31, 2025, the date these predecessor combined carve-out financial statements were available to be issued. Please refer to Note 18.
As of December 31, 2024, the predecessor combined carve-out financial statements include the entities listed in Table 1 below:
Table 1

AA	Company name	Vessel name	Entity’s establishment/ acquisition date	Vessels’ delivery date
1	COSTAMARE BULKERS INC.	N/A	June 9, 2021	—
2	COSTAMARE BULKERS SHIPS INC.	N/A	July 11, 2024	—
3	ADSTONE MARINE CORP.	NORMA	January 4, 2022	March 30 ,2022
4	AMOROTO MARINE CORP.(1)	—	June 28, 2021	August 20, 2021
5	ANDATI MARINE CORP.	VERITY	June 15, 2021	July 15, 2021
6	ARCHET MARINE CORP.	LIBRA	June 15, 2021	January 20, 2022
7	ASTIER MARINE CORP.	PARITY	June 15, 2021	September 1, 2021
8	AUBER MARINE CORP.(1)	—	June 14, 2021	July 19, 2021
9	BABRON MARINE CORP.(1)	—	June 14, 2021	July 14, 2021
10	BAGARY MARINE CORP.	SERENA	June 15, 2021	August 19, 2021
11	BARBAN MARINE CORP.	ALWINE	June 15, 2021	November 18, 2024

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

AA	Company name	Vessel name	Entity’s establishment/ acquisition date	Vessels’ delivery date
12	BARLESTONE MARINE CORP.(3)	—	January 4, 2022	—
13	BARRAL MARINE CORP.	DAWN	June 15, 2021	July 19, 2021
14	BELLET MARINE CORP.	PYTHIAS	June 15, 2021	December 29, 2021
15	BERMEO MARINE CORP.(1)	—	June 28, 2021	August 20, 2021
16	BERMONDI MARINE CORP.	BERMONDI	June 15, 2021	October 27, 2021
17	BERNIS MARINE CORP.	BERNIS	June 15, 2021	July 14, 2021
18	BILSTONE MARINE CORP.	MIRACLE	January 4, 2022	February 7, 2024
19	BLONDEL MARINE CORP.	SEABIRD	June 14, 2021	July 27, 2021
20	BRIANDE MARINE CORP.(1)	—	June 15, 2021	September 9, 2021
21	CAMARAT MARINE CORP.(1)	—	June 15, 2021	November 22, 2021
22	CAMINO MARINE CORP.(3)	—	June 28, 2021	—
23	CANADEL MARINE CORP.(1)	—	June 15, 2021	August 27, 2021
24	CARNOT MARINE CORP.	AUGUST	June 15, 2021	December 18, 2024
25	CARRADE MARINE CORP.(1)	—	June 15, 2021	September 16, 2021
26	CAVALAIRE MARINE CORP.(1)	—	June 15, 2021	July 29, 2021
27	COGOLIN MARINE CORP.	URUGUAY	June 18, 2021	September 3, 2021
28	COURTIN MARINE CORP.	CURACAO	June 18, 2021	October 21, 2021
29	CROMFORD MARINE CORP.	FRONTIER	January 4, 2022	July 9, 2024
30	CRON MARINE CORP.(1)	—	June 18, 2021	January 13, 2022
31	DATTIER MARINE CORP.	—	June 18, 2021	September 22, 2021
32	DRAMONT MARINE CORP.	EQUITY	June 18, 2021	October 7, 2021
33	FABRON MARINE CORP.	ERACLE	June 14, 2021	July 6, 2021
34	FEATHERSTONE MARINE CORP.(3)	—	January 4, 2022	—
35	FERRAGE MARINE CORP.	ATHENA	June 14, 2021	September 27, 2021
36	FONTAINE MARINE CORP.	ACUITY	June 14, 2021	July 19, 2021
37	FRUIZ MARINE CORP.	ORION	June 28, 2021	November 22, 2021
38	GAJANO MARINE CORP.(3)	—	June 28, 2021	—
39	GAMBETTA MARINE CORP.(1)	—	June 14, 2021	July 16, 2021
40	GASSIN MARINE CORP.(2)	ROSE	June 18, 2021	October 25, 2021
41	GATIKA MARINE CORP.	MERCHIA	June 28, 2021	December 17, 2021
42	GRENETA MARINE CORP.	GRENETA	June 14, 2021	December 13, 2021
43	GUERNIKA MARINE CORP.	DAMON	June 28, 2021	December 21, 2021
44	HANSLOPE MARINE CORP.(3)	—	January 4, 2022	—
45	KINSLEY MARINE CORP.	DORADO	January 4, 2022	August 21, 2023
46	LAREDO MARINE CORP.(3)	—	June 28, 2021	—
47	LAUDIO MARINE CORP.	HYDRUS	June 28, 2021	December 23, 2021
48	LENVAL MARINE CORP.(1)	—	June 14, 2021	June 30, 2021
49	MARALDI MARINE CORP.	AEOLIAN	June 14, 2021	August 4, 2021
50	MENDATA MARINE CORP.(3)	—	June 28, 2021	—
51	MERLE MARINE CORP.	CLARA	June 15, 2021	August 18, 2021
52	MORGIA MARINE CORP.(3)	—	June 28, 2021	—
53	NAILSTONE MARINE CORP.(3)	—	January 4, 2022	—
54	OLDSTONE MARINE CORP.	ENNA	January 4, 2022	August 3, 2023
55	ONTON MARINE CORP.(1)	—	June 28, 2021	October 15, 2021
56	POMAR MARINE CORP.	PHOENIX	June 28, 2021	December 31, 2021

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

AA	Company name	Vessel name	Entity’s establishment/ acquisition date	Vessels’ delivery date
57	RAVENSTONE MARINE CORP.	MAGNES	January 4, 2022	November 12, 2024
58	RIVOLI MARINE CORP.(1)	—	June 14, 2021	July 16, 2021
59	ROCESTER MARINE CORP.(3)	—	January 4, 2022	—
60	SAUVAN MARINE CORP.	SAUVAN	June 14, 2021	July 14, 2021
61	SHAEKERSTONE MARINE CORP.	ARYA	January 4, 2022	September 29, 2023
62	SILKSTONE MARINE CORP.	PROSPER	January 4, 2022	June 10, 2024
63	SMOLLET MARINE CORP.(1)	—	June 14, 2021	June 14, 2021
64	SNARESTONE MARINE CORP.(3)	—	January 4, 2022	—
65	SOLIDATE MARINE CORP.	RESOURCE	June 28, 2021	September 8, 2021
66	SWEPTSTONE MARINE CORP.(3)	—	January 4, 2022	—
67	TERRON MARINE CORP.	FARMER	June 14, 2021	September 27, 2021
68	VAILLANT MARINE CORP.(1)	—	June 14, 2021	August 17, 2021
69	VALROSE MARINE CORP.	BUILDER	June 14, 2021	June 14, 2021

(1)	Companies that sold their vessels in the years ended December 31, 2023 and 2024.
(2)	Companies that agreed to sell a vessel on or after January 1, 2025.
(3)	Companies to be used for future vessels’ acquisitions.
2. Significant Accounting Policies and Recent Accounting Pronouncements:
(a) Principles of Combination: The predecessor combined carve-out financial statements, as described above, are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts and operating results of the above-mentioned subsidiaries of Costamare. All significant inter-company balances and transactions have been eliminated in the predecessor combined carve-out financial statements. The predecessor combined carve-out financial statements have been prepared on a “carve-out” basis from the accounting records of Costamare using historical results of operations, assets and liabilities attributable to the Company, including allocation of expenses from Costamare.
(b) Use of Estimates: The preparation of predecessor combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the predecessor combined carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(c) Comprehensive Income / (Loss): In the statement of comprehensive loss, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net loss, items of other comprehensive loss (“OCL”) and total comprehensive loss in two separate but consecutive statements. Reclassification adjustments between OCL and net loss are required to be presented separately on the statement of comprehensive loss.
(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying predecessor combined carve-out statements of operations.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(e) Cash, Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.
Restricted cash consists of minimum cash deposits to be maintained at all times under certain of the Company’s loan agreements. Restricted cash also includes bank deposits and deposits in so-called “retention accounts” that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. A reconciliation of the cash, cash equivalents and restricted cash is presented in the table below:

	December 31,
	2023	2024
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$33,682	$49,858
Restricted cash – current portion	3,115	941
Restricted cash – non-current portion	8,602	9,236
Total cash, cash equivalents and restricted cash	$45,399	$60,035

(f) Accounts Receivable, net – Credit Losses Accounting: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, freight and demurrage, net of any provision for doubtful accounts and accrued interest on these receivables, if any.
Under ASC-326 entities are required to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under this guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the combined carve-out Statements of Operations. ASC 326 primarily impacts trade accounts receivable recorded on the combined carve-out Balance Sheets.
The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. The allowance for credit losses was nil, as of each of December 31, 2024 and 2023, respectively.
(g) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost and net realizable value on a consistent basis. Cost is determined by the first in, first out method.
(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.
The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate.
Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.
If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other events, the remaining estimated useful life of any affected vessel is adjusted accordingly.
(j) Impairment of Long-lived Assets: The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.
As part of the identification of impairment indicators and Step 1 of the impairment analysis the Company computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.
The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond the Company’s control. Therefore, the Company considers the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel to provide a fair and reasonable estimate of expected future charter rates for long-term forecasts over the remaining useful life of its dry bulk vessels. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.
The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, including unamortized dry-docking costs (Note 2(n)), the Company proceeds to Step 2 of the impairment analysis for such vessel.
In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third-party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2023 and 2024 resulted in an impairment loss of $434 and nil, respectively.
(k) Long-lived Assets Classified as Held for Sale: The Company classifies long-lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset’s fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the predecessor combined carve-out balance sheet. As of December 31, 2023 and 2024 four and nil vessels were classified as held for sale, respectively.
(l) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the predecessor combined carve-out statement of operations.
(m) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.
(n) Concentration of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets) and derivative contracts (interest rate caps, foreign currency contracts, FFAs and bunkers swap agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of such transactions via organized exchanges. The Company also limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and receiving charter hires in advance, and therefore generally does not require collateral for its accounts receivable.
(o) Accounting for Voyage Revenues and Expenses: Voyage revenues are primarily generated from time charter or voyage charter agreements. Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. All agreements contain a minimum non-cancellable period and an extension period at the option of the

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the owner pays commissions on the daily hire, to both the charterer and the brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.
The charterer may charter the vessel with or without the owner’s crew and other operating services. Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating and maintenance services provided by the owner (non-lease components). The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components, as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.
Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent. Voyage charter agreements are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows are expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. The Company is also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. In addition, the Company has concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge.
Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the latter of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) are recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied. As of December 31, 2023 and 2024, capitalized contract fulfilment costs, which are recorded under “Prepayments and other assets”, amounted to $9,637 and $8,917, respectively.
Revenues for 2023 and 2024 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2023	2024
A	4%	19%
B	—	18%
Total	4%	37%

(p) Operating leases - Leases for Lessees: Vessel leases, where the Company is regarded as the lessee, are classified as operating leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) the lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) the right-of-use asset, which shall consist of all of the following: i) the amount of the initial measurement of the lease liability, ii) any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) any initial direct costs incurred by the lessee.
After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements.
In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company can make the short-term lease election at the commencement date. A lessee that makes the short-term lease election does not recognize a lease liability or right-of-use asset on its balance sheet. Instead, the lessee recognizes lease payments on a straight-line basis over the lease term.
For charter-in arrangements classified as operating leases, lease expense is recognized on a straight-line basis over the rental periods of such charter agreements and is included under the caption “Charter-in hire expenses” in the predecessor combined carve-out statement of operations. Revenues generated from charter-in vessels are included in Voyage revenues in the predecessor combined carve-out statements of operations. During the years ended December 31, 2023 and 2024, the Company chartered-in 93 and 167 third-party vessels, respectively. Revenues generated from those charter-in vessels during the years ended December 31, 2023 and 2024 amounted to $490,679 and $932,080, respectively, and are included in Voyage revenues in the predecessor combined carve-out statements of operations, out of which $73,293 and $78,362 constitute sublease income deriving from time charter agreements, respectively.
Lease assets used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
impairment loss is based on the fair value of the asset. The Company determines the fair value of its lease assets based on management estimates and assumptions by making use of available market data. As of December 31, 2024, the management of the Company has concluded that no events and circumstances triggered the existence of potential impairment.
(q) Derivative Financial Instruments: The Company enters into interest rate cap and may enter into interest rate swap agreements with counterparties to manage its exposure to fluctuations of interest rates associated with specific borrowings. Interest rate, differentials paid or received under these cap/ swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the predecessor combined carve-out financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as an accounting hedge of the variability of cash flow to be paid for a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the predecessor combined carve-out statement of comprehensive income/ loss until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of the undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.
The interest rate caps are accounted for as cash flow hedges when they are expected to be highly effective in hedging variable rate interest payments under certain term loans. Changes in the fair value of the interest rate caps are reported within accumulated other comprehensive loss. The initial value of the component excluded from the assessment of effectiveness is recognized in earnings using a systematic and rational method over the life of the hedging instrument. Any amounts excluded from the assessment of hedge effectiveness are presented in the same statement of operations line “Interest and finance costs” where the earnings effect of the hedged item is presented.
The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.
This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.
The Company also formally assesses at the hedge’s inception, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items, evaluating the effectiveness of the cash flow hedges using the shortcut method of accounting. When it is determined that a derivative has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.
Also, the Company enters into FFAs to establish market positions in the dry bulk derivative freight markets and to hedge its exposure in the physical dry bulk freight markets and into bunker swap agreements to hedge its exposure to bunker prices. The differentials paid or received under these instruments are recognized in earnings as part of the gain /(loss) on derivative instruments. The Company has not designated these FFAs and bunker swap agreements as hedge accounting instruments.
Furthermore, the Company enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts as hedge accounting instruments.
As of December 31, 2023, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
referencing LIBOR remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period.
(r) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard defines a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 15 and 16).
(s) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Note 3) from Costamare for the services provided to the vessel-owning companies included in the Company’s predecessor combined carve-out financial statements using the fair value of the stock-based payment awards, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. Parent level stock-based compensation expense is allocated to the vessel-owning companies included in the Company’s predecessor combined carve-out financial statements and it is recognized in the General and administrative expenses - related parties line item in the predecessor combined carve-out statements of operations amounting to $2,299 and $2,991 for the years ended December 31, 2023 and 2024, respectively.
(t) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company adopted the going concern basis in preparing its predecessor combined carve-out financial statements.
New Accounting Pronouncements
In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its predecessor combined carve-out financial statements.
3. Transactions with Related Parties:
(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by Konstantinos Konstantakopoulos, Costamare’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company, pursuant to a Framework Agreement between Costamare and Costamare Shipping, as most recently amended and restated on June 28, 2021 and as amended on December 12, 2024 (the “CMRE Framework Agreement”), with commercial, technical and other services. Costamare Services, a company controlled by Costamare’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Agreement among Costamare’s vessel-owning subsidiaries and Costamare Services, as most recently amended and restated on June 28, 2021 and as amended on December 12, 2024 (the “CMRE Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. On November 27, 2015, Costamare amended and restated the Registration Rights Agreement entered into in connection with Costamare’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of its common shares as fee compensation.
Pursuant to the CMRE Framework Agreement and the CMRE Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, effective from January 1, 2022, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840, effective from January 1, 2022, for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 (as of January 1, 2022) plus the value of 149,600 shares of Costamare, which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.
Costamare is able to terminate the CMRE Framework Agreement and/or the CMRE Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the CMRE Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.
Management fees charged by Costamare Shipping in the years ended December 31, 2023 and 2024, amounted to $17,085 and $14,966, respectively, and are included in Management and agency fees-related parties in the accompanying predecessor combined carve-out statements of operations. The amounts received by Costamare Shipping include amounts paid to third-party managers of $5,669 and $4,155 for the years ended December 31, 2023 and 2024, respectively. In addition, Costamare Shipping and Costamare Services charged (i) $2,429 for the year ended December 31, 2024 ($2,112 for the year ended December 31, 2023), representing a fee of 1.25% on all gross revenues, as provided in the CMRE Framework Agreement and the CMRE Services Agreement, as applicable, which is separately reflected in Voyage expenses-related parties in the accompanying predecessor combined carve-out statements of operations, (ii) $949, representing the pro-rata basis portion of the annual fee of $2,667, which is included in General and administrative expenses – related parties in the accompanying predecessor combined carve-out statements of operations for the year ended December 31, 2024 ($1,048 for the year ended December 31, 2023) and (iii) $2,991, representing the pro-rata basis portion of the fair value of 598,400 shares of Costamare, which is included in General and administrative expenses – related parties in the accompanying predecessor combined carve-out statements of operations for the year ended December 31, 2024 ($2,299 for the year ended December 31, 2023).
Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $50 per vessel as working capital security. As of December 31, 2023, the working capital security was $3,300 in aggregate, of which $2,500 is included in Accounts receivable, net, non-current and $800 in Accounts receivable, net, in the accompanying 2023 predecessor combined carve-out balance sheet. As of December 31, 2024, the working capital security was $1,650 in aggregate, of which $1,600 is included in Accounts receivable, net, non-current and $50 in Accounts receivable, net, in the accompanying 2024 predecessor combined carve-out balance sheet.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
The balance due to Costamare Shipping as of December 31, 2023 and 2024 amounted to $3,178 and $2,393, respectively and is included in Due to related parties in the accompanying predecessor combined carve-out balance sheets. The balance due to Costamare Services at December 31, 2023 and 2024, amounted to $835 and $764 and is included in Due to related parties in the accompanying predecessor combined carve-out balance sheets.
Upon the completion of the internal reorganization discussed in Note 1, (i) the Company intends to enter into an agreement with Costamare Shipping for the provision of administrative, commercial and other services on terms substantially similar to the terms of the CMRE Framework Agreement (the “Framework Agreement”), and (ii) the vessel-owning companies intend to enter into an agreement with Costamare Services for the provision of chartering, sale and purchase, insurance and certain representation and administrative services on terms substantially similar to the terms of the CMRE Services Agreement (the “Services Agreement”).
(b) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”), a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”) a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Co., Ltd. (“Local Agency D”) a company incorporated under the laws of Japan are controlled by Costamare’s Chairman and Chief Executive officer. Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”) a company incorporated under the laws of the Republic of Singapore is controlled by Costamare’s Chief Financial Officer, who is also the Company’s Chief Executive Officer. CBI entered into separate Agency agreements with Local Agency A, Local Agency B and Local Agency C on November 14, 2023, as amended and restated on June 15, 2023, April 30, 2024 and December 16, 2024 and with Local Agency D on November 20, 2023 as amended and restated on December 16, 2024 (each, an “Agency Agreement”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. CBI may charter-out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis including any address commissions received by Local Agency C. Since April 30, 2024, CBI has charged Local Agency C an amount of $210,087 for chartering-in vessels (all on a voyage charter basis) from CBI which is included in “Voyage revenue – related parties” in the accompanying predecessor combined carve-out statements of operations, and Local Agency C has charged CBI an amount of $6,974 for address commission which is included in “Voyage expenses – related parties” in the accompanying predecessor combined carve-out statements of operations. During the years ended December 31, 2024 and 2023, the Local Agencies charged CBI with aggregate agency fees of $15,674 and $11,689, respectively, which are included in “Management and agency fees-related parties” in the accompanying predecessor combined carve-out statements of operations. The balance due from the four Local Agencies as of December 31, 2023 and 2024 amounted to $1,647 and $7,014 (out of which an amount of $6,299 relates to Local Agency C’s chartering-in vessels activity from CBI) in aggregate and is included in Due from related parties in the accompanying predecessor combined carve-out balance sheets.
(c) Navilands Bulker Management Ltd. (“Navilands”) and Navilands (Shanghai) Bulkers Management Ltd. (“Navilands (Shanghai)”): Navilands and Navilands (Shanghai) are controlled by Costamare’s Chairman and Chief Executive Officer. Starting in February 2024, certain of our vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between the relevant vessel-owning subsidiaries of the Company and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the year ended December 31, 2024, Navilands charged management fees of $1,148 in the aggregate, which are included in Management and agency fees-related parties in the 2024 accompanying predecessor combined carve-out statements of operations. As of December 31, 2024, the working capital security paid by the Company to Navilands was $1,050, in aggregate, and is included in Due

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
from related parties, non-current in the accompanying 2024 predecessor combined carve-out balance sheet. The balance due to Navilands as of December 31, 2024 amounted to $2,162 and is included in Due to related parties in the accompanying predecessor combined carve-out balance sheet.
(d) Related party loans: On April 3, 2024, on August 5, 2024, on October 17, 2024, on November 1, 2024 and on December 20, 2024, Costamare provided CBI with five unsecured loan facilities of $30,000, $20,000, $10,000, $10,000 and $15,000, respectively. Each loan facility bears fixed interest payable quarterly and each loan facility principal amount is repayable on the first anniversary of each loan facility draw-down date or on any other longer date Costamare may agree to (Note 18(b)). As of December 31, 2024, the aggregate outstanding balance of the related party loan facilities was $85,000 and the aggregate interest expense charged amounted to $1,044, which is separately reflected as Interest expense - related parties in the accompanying predecessor combined carve-out statements of operations for the year ended December 31, 2024.
4. Inventories:
Inventories in the accompanying predecessor combined carve-out balance sheets relate to bunkers, lubricants and spare parts on board the vessels.
5. Vessels and advances, net:
The amounts in the accompanying predecessor combined carve-out balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2023	$735,800	$(50,364)	$685,436
Depreciation	—	(39,621)	(39,621)
Vessel acquisitions, advances and other vessels’ costs	75,862	—	75,862
Vessel sales, transfers and other movements	(122,303)	15,112	(107,191)
Balance, December 31, 2023	$689,359	$(74,873)	$614,486
Depreciation	—	(37,385)	(37,385)
Vessel acquisitions, advances and other vessels’ costs	173,017	—	173,017
Vessel sales, transfers and other movements	(91,679)	13,405	(78,274)
Balance, December 31, 2024	$770,697	$(98,853)	$671,844

During the year ended December 31, 2024, the Company (i) took delivery of the 2011-built, secondhand dry bulk vessel Miracle (ex. Iron Miracle) with a capacity of 180,643 DWT (which was agreed to be acquired in 2023) and (ii) acquired the 2012-built, secondhand dry bulk vessel Prosper (ex. Lowlands Prosperity), the 2012-built secondhand dry bulk vessel Frontier (ex. Frontier Unity), the 2011-built, secondhand dry bulk vessel Magnes (ex. Nord Magnes), the 2014-built, secondhand dry bulk vessel, Alwine (ex. Alwine Oldendorff) and the 2015-built, secondhand dry bulk vessel August (ex. August Oldendorff) with an aggregate capacity of 663,036 DWT. Furthermore, during the year ended December 31, 2024, the Company sold the dry bulk vessels Progress, Manzanillo, Konstantinos and Adventure which were held for sale as of December 31, 2023, and the dry bulk vessels Alliance, Merida, Pegasus, Oracle, Titan I and Discovery and recognized an aggregate net gain of $3,788, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying combined carve-out statement of operations for the year ended December 31, 2024.
During the year ended December 31, 2023, the Company acquired three secondhand dry bulk vessels the Enna (ex. Aquaenna), the Dorado (ex. Aquarange) and the Arya (ex. Ultra Regina) with an aggregate capacity of 417,241 DWT. Furthermore, during the year ended December 31, 2023, the Company sold the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus and recognized an aggregate net loss of $5,324, which is included in Gain / (loss) on sale of vessels, net in the accompanying predecessor combined carve-out statement of operations for the year ended December 31, 2023.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
On December 14 and 20, 2023, the Company decided to make arrangements to sell the dry bulk vessels Konstantinos and Progress, respectively. On these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. As of December 31, 2023, the amount of $20,790, included in Vessels held for sale in the December 31, 2023 predecessor combined carve-out balance sheet, represented the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessels and the vessels’ carrying value, amounting to $2,305, was recorded in the year ended December 31, 2023, and is separately reflected as Loss on vessels held for sale in the accompanying predecessor combined carve-out statement of operations. Both vessels were delivered to their new owners during the first quarter of 2024.
On December 2 and 18, 2023, the Company decided to make arrangements to sell the dry bulk vessels Adventure and Manzanillo, respectively. On these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. As of December 31, 2023, the amount of $19,517, included in Vessels held for sale in the December 31, 2023 predecessor combined carve-out balance sheet, represented the aggregate carrying value of Adventure and Manzanillo at the time that held for sale criteria were met on the basis that as of that date each vessel’s fair value less cost to sell exceeded each vessel’s carrying value. Both vessels were delivered to their new owners during the first half of 2024.
During the year ended December 31, 2024, the Company did not record any impairment loss in relation to its vessels.
During the year ended December 31, 2023, the Company recorded an impairment loss in relation to two of its dry bulk vessels in the amount of $434. The fair values of these vessels were determined through Level 2 inputs of the fair value hierarchy (Note 16).
As of December 31, 2024, 36 of the Company’s 38 vessels, with a total carrying value of $622,629, have been provided as collateral to secure the long-term debt discussed in Note 7. Two of the Company’s vessels were unencumbered.
6. Deferred Charges, net:
Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying predecessor combined carve-out balance sheets are as follows:

Balance, January 1, 2023	$16,184
Additions	12,123
Amortization	(4,438)
Write-off and other movements (Note 5)	(5,270)
Balance, December 31, 2023	$18,599
Additions	8,357
Amortization	(6,282)
Write-off and other movements (Note 5)	(1,555)
Balance, December 31, 2024	$19,119

During the year ended December 31, 2024, four vessels underwent and completed their dry-docking and special surveys. During the year ended December 31, 2023, eight vessels underwent and completed their dry-docking and special surveys and one was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying predecessor combined carve-out statements of operations.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
7. Long-Term Debt:
The amounts shown in the accompanying predecessor combined carve-out balance sheets consist of the following Term Loans:

	Borrower(s)	December 31, 2023	December 31, 2024
1	Costamare	29,735	—
2	Costamare	—	—
3	Amoroto et al.	50,661	—
4	Bernis Marine Corp. et al.	41,695	—
5	Costamare	—	—
6	Amoroto et al.	24,240	—
7	Greneta Marine Corp. et al.	26,045	—
8	Adstone Marine Corp. et al.	101,065	—
9	Costamare	63,312	—
10	Barlestone Marine Corp. et al.	12,000	—
11	Bermondi Marine Corp. et al.	—	—
12	Adstone Marine Corp. et al.	—	147,709
13	Silkstone Marine Corp. et al.	—	34,611
14	Andati Marine Corp. et al.	—	84,931
15	Archet Marine Corp. et al.	—	72,000
	Total long-term debt	$348,753	$339,251
	Less: Deferred financing costs	(2,302)	(3,022)
	Total long-term debt, net	$346,451	$336,229
	Less: Long-term debt current portion	(62,010)	(31,378)
	Add: Deferred financing costs, current portion	860	873
	Total long-term debt, non-current, net	$285,301	$305,724

1.
On July 8, 2021, Costamare entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity. On November 16, 2023, the Company prepaid $1,775, due to the sale of vessel Peace. On November 30, 2023, the Company prepaid $1,775, due to the sale of vessel Pride. On February 27, 2024, the Company prepaid $5,844, due to the sale of vessel Pegasus (Note 5). On December 13, 2024, following the execution of the loan agreement discussed in Note 7.14, the then outstanding balance of $19,608 was fully repaid.

2.
On July 16, 2021, Costamare entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the dry bulk vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Curacao, Equity and Rose. Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels and three last tranches of the facility with an aggregate amount of $30,150 were drawn during October and November 2021, to finance the acquisition of the last three vessels. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of the dry bulk vessels Clara, Rose, Thunder and Equity. On January 7, 2022, the Company prepaid the amount of $51,885

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
regarding the tranches of the dry bulk vessels Bernis, Verity, Dawn, Discovery and Parity (Note 7.4). On March 16, 2023, the Company prepaid the amount of $6,985 due to the sale of dry bulk vessel Taibo (Note 5). On June 20, 2023, following the execution of the loan agreement discussed in Note 7.9, the then outstanding balance of $16,310 was fully repaid.
3.
On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp., amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the dry bulk vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of further vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the dry bulk vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 7.6). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of the dry bulk vessel Miner (Note 5). On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. On December 5, 2023, the Company prepaid $5,510, due to the sale of the dry bulk vessel Cetus (Note 5). On January 10, 2024 and on February 1, 2024, the Company prepaid the aggregate amount of $11,197 due to the sale of vessels Progress and Konstantinos (Note 5). On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until January 2028. On December 13, 2024, following the execution of the loan agreement discussed in Note 7.14, the then outstanding balance of $35,596 was fully repaid.

4.
On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the dry bulk vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 7.2. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525 in order to refinance in part the term loan discussed in Note 7.2. On October 31, 2024, the Company prepaid the amount of $5,780 due to the sale of vessel Discovery (Note 5). On December 13, 2024, following the execution of the loan agreement discussed in Note 7.14, the then outstanding balance of $29,727 was fully repaid.

5.
On December 28, 2021, Costamare entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the secondhand dry bulk vessels Pythias, Hydrus, Phoenix, Oracle and Libra. During January 2022, the Company drew down the aggregate amount of $56,700. On June 20, 2023, following the execution of the loan agreement discussed in Note 7.9, the then outstanding balance of $49,469 was fully repaid.

6.
On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the dry bulk vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 7.3 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. On February 28, 2024, the Company prepaid the amount of $6,125 due to the sale of vessel Merida (Note 5). On May 21, 2024, following the execution of the loan agreement discussed in Note 7.11, the then outstanding balance of $15,780 was fully repaid.
7.
On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp., amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance two term loans. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. On December 3, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $22,091 was fully repaid.

8.
On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance three term loans. On December 20, 2022, the amount of $82,885 was drawn down. On September 7, 2023, pursuant to a supplemental agreement signed during the third quarter of 2023, Oldstone Marine Corp. and Kinsley Marine Corp. drew down in two tranches the aggregate amount of $27,450. On January 10, 2024 and on February 27, 2024, the Company prepaid the aggregate amount of $9,915.5 due to the sale of vessels Manzanillo and Alliance (Note 5). On April 19, 2024, the Company prepaid the amount of $4,581.1 due to the sale of vessel Adventure (Note 5). On December 3, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $78,592 was fully repaid.

9.
On June 19, 2023, Costamare entered into a loan agreement with a bank for an amount of up to $150,000 in order to refinance the term loans discussed in Notes 7.2 and 7.5, as well as the acquisition of further vessels. On June 20, 2023, the amount of $65,779 was drawn down. On July 15, 2024, Costamare prepaid the amount of $8,255.4 due to the sale of vessel Oracle (Note 5). On December 20, 2024, following the execution of the loan agreement discussed in Note 7.15, the then outstanding balance of $51,523 was fully repaid.

10.
On December 1, 2023, Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp. and Shaekerstone Marine Corp. entered into a loan agreement with a bank for an amount of up to $60,000 in order to finance the acquisition cost of the dry bulk vessel Arya (Note 5) as well as the acquisition of further vessels. On December 7, 2023, the amount of $12,000 was drawn. On February 16, 2024, the amount of $16,380 was drawn in order to finance the acquisition of the vessel Miracle (Note 5). On July 18, 2024, the amount of $21,600 was drawn in order to finance the acquisition of the vessel Frontier (Note 5). On December 3, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $47,026 was fully repaid.

11.
On May 14, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $16,785 in order to refinance the term loan discussed in Note 7.6. On May 16, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $15,780. On September 19, 2024, the Company prepaid the amount of $4,927.5 due to the sale of vessel Titan I (Note 5). On December 10, 2024, following the execution of the loan agreement discussed in Note 7.13, the then outstanding balance of $10,111 was fully repaid.

12.
On December 2, 2024, Adstone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Gassin Marine Corp., Greneta Marine Corp., Kinsley Marine Corp., Maraldi Marine Corp., Merle Marine Corp., Oldstone Marine Corp., Shaekerstone Marine Corp., Terron Marine Corp. and Valrose Marine Corp., entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance the term loans discussed in Notes 7.7, 7.8 and 7.10. On December 3, 2024,

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
the amount of $147,709 was drawn down. As of December 31, 2024, the outstanding balance of $147,709 is repayable in 20 equal quarterly installments of $3,452.5 from March 2025 to December 2029 with an aggregate balloon payment of $78,659 that is payable together with the last installment.
13.
On December 9, 2024, Silkstone Marine Corp., Cogolin Marine Corp. and Bermondi Marine Corp. entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance the term loan discussed in Note 7.11 and to finance the acquisition of the secondhand dry bulk vessel Prosper (Note 5). On December 10, 2024, the amount of $34,611 was drawn down. As of December 31, 2024, the outstanding balance of $34,611 is repayable in 20 equal quarterly installments of $941.8 from March 2025 to December 2029 with an aggregate balloon payment of $15,774 that is payable together with the last installment.

14.
On December 12, 2024, Andati Marine Corp., Astier Marine Corp., Barral Marine Corp., Bernis Marine Corp., Fabron Marine Corp., Ferrage Marine Corp., Fontaine Marine Corp., Fruiz Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Sauvan Marine Corp. and Solidate Marine Corp. entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance the term loans discussed in Notes 7.1 , 7.3 and 7.4. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. As of December 31, 2024, the outstanding balance of Tranche A of $29,727 is repayable in 20 equal quarterly installments of $665 from March 2025 to December 2029 with an aggregate balloon payment of $16,427 that is payable together with the last installment. As of December 31, 2024, the outstanding balance of Tranche B of $19,608 is repayable in 20 equal quarterly installments of $524 from March 2025 to December 2029 with an aggregate balloon payment of $9,128 that is payable together with the last installment. As of December 31, 2024, the outstanding balance of Tranche C of $35,596 is repayable in 20 equal quarterly installments of $820 from March 2025 to December 2029 with an aggregate balloon payment of $19,196 that is payable together with the last installment.

15.
On December 20, 2024, Archet Marine Corp., Bagary Marine Corp., Bellet Marine Corp., Courtin Marine Corp., Laudio Marine Corp., Pomar Marine Corp. and Ravestone Marine Corp. entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance the term loan discussed in Note 7.9 and to finance the acquisition of the secondhand dry bulk vessel Magnes (Note 5). On December 20, 2024, the amount of $72,000 was drawn down in two tranches. As of December 31, 2024, the outstanding balance of Tranche A of $51,523 is repayable in 20 equal quarterly installments of $1,066.2 from March 2025 to December 2029 and a balloon payment of $30,199 that is payable together with the last installment. As of December 31, 2024, the outstanding balance of Tranche B of $20,477 is repayable in 24 equal quarterly installments of $375 from March 2025 to December 2030 and a balloon payment of $11,477 that is payable together with the last installment.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”), plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 115% to 120% in all loans, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
The annual principal repayments under the term loans, after December 31, 2024, are in the aggregate as follows:

12-month period ending December 31,	Amount
2025	$31,378
2026	31,378
2027	31,378
2028	31,378
2029	200,761
2030 and thereafter	12,978
Total	$339,251

The interest rate of the Company’s term loans discussed above (inclusive of the related cost of derivatives) as of December 31, 2023 and December 31, 2024, was in the range of 2.64% - 7.57% and 5.94% - 6.12%, respectively. The weighted average interest rate of the Company’s term loans (inclusive of the related cost of derivatives) as of December 31, 2023 and December 31, 2024 was 5.8% and 6.0%, respectively.
Total interest expense incurred on long-term debt including the effect of the hedging interest rate caps (discussed in Notes 13 and 15) for the years ended December 31, 2023 and 2024 amounted to $20,551 and $18,654, respectively, and are included in Interest and finance costs, net in the accompanying predecessor combined carve-out statements of operations for the years ended December 31, 2023 and 2024, respectively.
D. Financing Costs
The amounts of financing costs included in the loan balances are as follows:

Balance, January 1, 2023	$2,640
Additions	634
Amortization and write-off	(972)
Balance, December 31, 2023	$2,302
Additions	2,075
Amortization and write-off	(1,369)
Transfers and other movements	14
Balance, December 31, 2024	$3,022
Less: Current portion of financing costs	(873)
Financing costs, non-current portion	$2,149

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying predecessor combined carve-out statements of operations (Note 13).
8. Operating lease Right-of-Use Assets and Liabilities:
During the year ended December 31, 2024, CBI chartered-in 89 third-party vessels on short/medium/long-term time charters. The carrying value of the operating lease liabilities recognized in connection with the time charter-in vessel arrangements as of December 31, 2024 amounted to $292,596. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that commenced during the year ended December 31, 2024, the Company used incremental borrowing rates ranging between 5.49% and 6.38% and the respective weighted average remaining lease term as of December 31, 2024 was 1.41 years. The payments required to be made after December 31, 2024 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

12-month period ending December 31,	Amount
2025	$218,690
2026	98,693
2027	384
Total	$317,767
Discount based on incremental borrowing rate	(25,171)
Operating lease liabilities, including current portion	$292,596

9. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current:
(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying predecessor combined carve-out balance sheets as of December 31, 2023 and 2024, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.
As of December 31, 2023, the net accrued charter revenue, totaling ($1,365), comprised of $12 separately reflected in Current assets and ($1,377) (discussed in (b) below) included in Unearned revenue in current liabilities in the accompanying December 31, 2023 predecessor combined carve-out balance sheet. As of December 31, 2024, the net accrued charter revenue, totaling ($4), (discussed in (b) below) is included in Unearned revenue in current liabilities in the accompanying December 31, 2024 predecessor combined carve-out balance sheet.
(b) Unearned Revenue, Current and Non-Current: The amounts presented as current unearned revenue in the accompanying predecessor combined carve-out balance sheets as of December 31, 2023 and 2024, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2023	December 31, 2024
Hires collected in advance	$26,467	$22,907
Charter revenue resulting from varying charter rates	1,377	4
Total	$27,844	$22,911
Less current portion	(27,844)	(22,911)
Non-current portion	$—	$—

10. Commitments and Contingencies
(a) Time charters: As of December 31, 2024, future minimum contractual time charter revenues, assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending December 31,	Amount
2025	$297,440
2026	4,699
Total	$302,139

The above calculation includes the time charter arrangements of the Company’s vessels in operation as of December 31, 2024, but excludes i) one dry bulk vessel for which the Company had not secured employment as of December 31, 2024 and ii) the time charter arrangements of: 11 dry bulk vessels in operation for which their

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
time charter rate is index-linked, one vessel in pool agreement and 59 voyages for which their rate is index-linked. These arrangements as of December 31, 2024 have remaining terms of up to 21 months.
(b) Charter-in commitments: Through CBI, the Company has agreed to forward charter-in from third parties vessels that are currently under construction. Such lease payments of approximately $62.0 million are payable in varying amounts, from the second quarter of 2026 until the third quarter of 2033.
(c) Capital Commitments: The Company had no capital commitments as of December 31, 2024.
(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying predecessor combined carve-out financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed, or for which a provision has not been established in the accompanying predecessor combined carve-out financial statements.
The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.
11. Common Shares and Additional Paid-In Capital:
(a) Common Shares: As of December 31, 2024, Common shares represent the aggregate issued share capital of the 69 entities included in these predecessor combined carve-out financial statements (Note 1).
(b) Additional paid-in capital: The amounts shown in the accompanying December 31, 2023 and 2024 predecessor combined carve-out balance sheets, as Additional paid-in capital, represent contributions made to CBI by Costamare and the minority shareholders of CBI. In 2022, Costamare, participated with three other investors (the “Other Investors”) in the share capital increase of CBI whereby (i) Costamare became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange for $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange for $3,750. During the year ended December 31, 2023, CBI increased its share capital by issuing another 100,000,000 common shares to Costamare in exchange for $100,000 and 8,108,108 common shares to the Other Investors in exchange for $3,750. Furthermore, in November 2024, Costamare purchased 10,810,810.67 common shares of CBI (5.0%) from two of the Other Investors, increasing its stake in CBI to 97.5% (210,810,810.67 common shares).
(c) Net parent investment: The amounts shown in the accompanying predecessor combined carve-out balance sheet, as Net parent investment for the years ended December 31, 2023 and 2024 include: (i) advances made by Costamare for vessel acquisitions, (ii) payments made by Costamare for vessels’ operating expenses net of (iii) distributions made by the Company to Costamare.
12. Voyage Revenues:
The following table shows the voyage revenues earned from time charters and voyage charters during the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024
Time charters	$228,818	$263,045
Voyage charters and Contracts of Affreightment	434,297	722,269
Voyage charters – related parties (Note 3(b))	—	210,087
Total	$663,115	$1,195,401

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
13. Interest and Finance Costs, net:
The Interest and finance costs in the accompanying predecessor combined carve-out statements of operations are as follows:

	For the years ended December 31,
	2023	2024
Interest expense	$25,540	$22,885
Derivatives’ effect	(4,989)	(4,231)
Amortization and write-off of financing costs	972	1,369
Amortization of excluded component related to cash flow hedges	1,661	1,975
Bank charges and other financing costs	1,622	1,505
Total	$24,806	$23,503

14. Taxes:
Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration fees and/or tonnage taxes, which are included in Vessel operating expenses in the accompanying predecessor combined carve-out statements of operation. The Company believes that CBI is not subject to tax on its income in its country of incorporation.
The companies with vessels that have called at the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Companies with vessels may also be subject to tax in certain jurisdictions with respect to the shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.
15. Derivatives:
(a) Interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates by entering into interest rate caps agreements with varying start and maturity dates.
The interest rate derivative instruments are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in the predecessor combined carve-out statements of comprehensive income/ loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain on derivative instruments, net.
During the year ended December 31, 2023, the Company entered into one interest rate cap agreement with a facility counterparty relating to the loan discussed in Note 7.9, with an aggregate notional amount of $65,779 to limit the maximum interest rate on the variable-rate debt of the mentioned loan and limit exposure to interest rate variability when three-month SOFR exceeds 2.70%. In addition, during the same period, the Company entered into one interest rate cap agreement with a facility counterparty relating to the loan discussed in Note 7.3, with an aggregate notional amount of $58,896 to limit the maximum interest rate on the variable-rate debt of the mentioned loan and limit exposure to interest rate variability when three-month SOFR exceeds 2.74%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the respective loans. The Company assessed at the

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $5,835 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within the predecessor combined carve-out statements of comprehensive income/ loss. The interest rate caps originally matured during the period from 2026 to 2027.
During the year ended December 31, 2024, the Company terminated the interest rate caps related to the loans discussed in Notes 7.1, 7.3, 7.4 and 7.9 and received the aggregate amount of $4,694, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2024 predecessor combined carve-out statement of operations.
During the year ended December 31, 2023, the Company terminated the interest rate caps related to the loans discussed in Notes 7.1, 7.2, 7.3 and 7.5 and received the aggregate amount of $5,960, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2023 predecessor combined carve-out statement of operations.
As of December 31, 2024, the Company did not hold any interest rate caps.
As of December 31, 2023, the Company had interest rate cap agreements with an outstanding notional amount of $185,403. The fair value of these derivatives outstanding as of December 31, 2023 amounted to an asset of $7,944 and these are included in the accompanying predecessor combined carve-out balance sheets. The maturity of these derivatives ranged between July 2026 and January 2027.
(b) Interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2023 and 2024, the Company did not hold any interest rate caps that do not qualify for hedge accounting.
(c) Forward Freight Agreements (“FFAs”), Bunker swap agreements and EUA futures: As of December 31, 2023 and 2024, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2023 and 2024 amounted to a net liability of $2,510 and a net liability of $447, respectively.
As of December 31, 2024, the Company had a series of EUA futures, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 amounted to an asset of $307.
As of December 31, 2023 and 2024, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2023 and December 31, 2024 amounted to a net asset of $11,211 and a net liability of $19,155, respectively. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2023 and 2024, the Company deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUA futures of $13,748 and $45,221, respectively, which is recorded within margin deposits in the accompanying predecessor combined carve-out balance sheets. The amount of collateral to be posted is defined in the terms of the respective agreements executed with counterparties and is required when the agreed upon threshold limits are exceeded.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
The following tables present, as of December 31, 2024 and 2023, gross and net derivative assets and liabilities by contract type:

As of December 31, 2024
	Derivatives Assets - Current	Derivatives Assets - Non-Current
FFAs*	$8,590	$120
Bunker swaps	37	—
Bunker swaps*	304	—
EUA Futures	160	147
Total gross derivative contracts	$9,091	$267

Amounts offset
Counterparty netting*	(8,894)	(120)
Total derivative assets, December 31, 2024	$197	$147

	Derivatives Liabilities - Current	Derivatives Liabilities - Non-Current
FFAs*	$(22,653)	$(5,212)
Bunker swaps	(308)	(15)
Bunker swaps*	(398)	(67)
Total gross derivative contracts	$(23,359)	$(5,294)

Amounts offset
Counterparty netting*	8,894	120
Total derivative liabilities, December 31, 2024	$(14,465)	$(5,174)

*	The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments and bunker swaps.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of December 31, 2023
	Derivatives Assets - Current	Derivatives Assets - Non-Current
FFAs*	$30,404	$2,758
Bunker swaps	101	—
Interest rate caps	4,856	3,088
Total gross derivative contracts	$35,361	$5,846

Amounts offset
Counterparty netting*	(21,611)	(340)
Total derivative assets, December 31, 2023	$13,750	$5,506

	Derivatives Liabilities - Current	Derivatives Liabilities – Non- Current
FFAs*	$(21,611)	$(340)
Bunker swaps	(912)	(1,699)
Total gross derivative contracts	$(22,523)	$(2,039)

Amounts offset
Counterparty netting*	21,611	340
Total derivative liabilities, December 31, 2023	$(912)	$(1,699)

*	The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments and bunker swaps.

The Effect of Derivative Instruments for the years ended December 31, 2023 and 2024
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2023	2024
Interest rate caps (included component)	$3,124	$2,417
Interest rate caps (excluded component)(1)	(4,883)	(1,065)
Reclassification to Interest and finance costs	(4,989)	(4,231)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	1,661	1,975
Total	$(5,087)	$(904)

(1)	Excluded component represents interest rate caps instruments time value.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (loss) on derivative instruments, net
		2023	2024
Interest rate caps	Gain / (loss) on derivative instruments, net	$2,511	$568
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	5,421	(47,684)
Bunker swap agreements	Gain / (loss) on derivative instruments, net	(1,491)	3,825
EUA Futures	Gain / (loss) on derivative instruments, net	—	276
Forward currency contracts	Gain / (loss) on derivative instruments, net	(26)	—
Total		$6,415	$(43,015)

16. Financial Instruments:
(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 7.
(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets) and derivative contracts (interest rate caps, foreign currency contracts, FFAs, bunkers swap agreements and EUA futures). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.
(c) Fair value: The carrying amounts reflected in the accompanying predecessor combined carve-out balance sheet of accounts payable and related party loans, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of the interest rate cap agreements, the FFAs, the bunker swap agreements and EUA Futures discussed in Note 15 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.
The fair value of the interest rate cap agreements discussed in Note 15 equates to the amount that would be paid or received by the Company to cancel the agreements. As of December 31, 2023, the fair value of these derivative instruments in aggregate amounted to an asset of $7,944.
The fair value of the forward freight agreements, the EUA futures and bunker swap agreements discussed in Note 15(c) determined through Level 2 of the fair value hierarchy as of December 31, 2023 and 2024, amounted to a net asset of $8,701 and a net liability of $19,295, respectively.
The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward Freight Agreements-asset position	$11,211	$—	$11,211	$—
Bunker swap agreements-liability position	(2,510)	—	(2,510)	—
Interest rate caps-asset position	7,944	—	7,944	—
Total	$16,645	$—	$16,645	$—

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
EUA futures-asset position	$307	$—	$307	$—
Forward Freight Agreements-liability position	(19,155)	—	(19,155)	—
Bunker swap agreements-asset position	37	—	37	—
Bunker swap agreements-liability position	(484)	—	(484)	—
Total	$(19,295)	$—	$(19,295)	$—

Assets measured at fair value on a non-recurring basis:
As of December 31, 2023, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis is based on the third-party valuation reports and is categorized based upon the fair value hierarchy as follows:

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessels	$10,250	$—	$10,250	$—
Total	$10,250	$—	$10,250	$—

17. Comprehensive Income / (Loss):
During the year ended December 31, 2023, Accumulated other comprehensive income decreased with net loss of $5,087 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $1,759), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $4,989) and (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,661).
During the year ended December 31, 2024, Accumulated other comprehensive loss increased with net loss of $904 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $1,352), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $4,231) and (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,975).

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
18. Subsequent Events:
(a)
Vessel sale: On February 1, 2025, the Company decided to sell the 2008-built, 76,619 DWT capacity dry bulk vessel, Rose. The vessel is expected to be delivered to her new owners within the second quarter of 2025.

(b)
Related party loans: On March 14, 2025 Costamare granted a three-month extension to the $30,000 million unsecured loan facility provided to CBI on April 3, 2024, which originally matured on April 3, 2025 (Note 3(d)). Furthermore, in accordance with the Separation and Distribution agreement that CMDB intends to enter into with Costamare, all related party loans discussed in Note 3(d), will be forgiven immediately prior to the completion of the spin-off (Note 1).

(c)
Internal reorganization: On March 27, 2025, as part of an internal reorganization, Costamare contributed to CMDB the shares of 67 wholly-owned companies, out of which 38 companies own dry bulk vessels, 17 companies have previously owned and sold or have agreed to sell their dry bulk vessels and 12 companies are to be used for future dry bulk vessel acquisitions. On the same date, CMDB further contributed these 67 companies to its wholly-owned subsidiary, CBSI.

(d)
Loan commitment: On February 14, 2025, Costamare and CBSI, as joint and several borrowers, signed a commitment letter from a European financial institution for a hunting license loan facility of up to $100,000, subject to final documentation. Costamare will be released from the commitment letter following the completion of the spin-off (Note 1).

COSTAMARE BULKERS HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Costamare Bulkers Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Costamare Bulkers Holdings Limited (the Company) as of December 31, 2024, and 2023 the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year ended on December 31, 2024 and for the period from September 29, 2023 (date of inception) to December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and 2023, and the results of its operations and its cash flows for the year ended on December 31, 2024 and for the period from September 29, 2023 (date of inception) to December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2024.
Athens, Greece
March 31, 2025

COSTAMARE BULKERS HOLDINGS LIMITED
Consolidated Balance Sheets
As of December 31, 2023 and 2024
(Expressed in U.S. dollars)

	December 31, 2023	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(d))	$—	$4,495
Accrued interest receivable	—	1,610
Total current assets	—	6,105
OTHER NON-CURRENT ASSETS:
Restricted cash, non-current (Notes 2(d) and 3)	—	2,100,000
Total assets	$—	$2,106,105
LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Due to related parties (Note 3)	—	2,100,000
Total current liabilities	—	2,100,000
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Common stock (par value 10,000 shares * $0,0001) (Note 4)	—	1
Shareholders’ receivable	—	(1)
Retained earnings	—	6,105
Total shareholders’ equity	—	6,105
Total liabilities and shareholders’ equity	$—	$2,106,105

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED
Consolidated Statements of Income
For the period from September 29, 2023 (date of inception) to December 31, 2023 and the year ended December 31, 2024
(Expressed in U.S. dollars, except share and per share data)

	For the period from September 29, 2023 (date of inception) to December 31, 2023	For the year ended December 31, 2024
REVENUES:
Revenue	$—	$—
Operating income	—	—
OTHER INCOME / (EXPENSES):
Interest income (Note 3)	—	6,105
Total other income	—	6,105
Net income	$—	$6,105
Earnings per common share, basic and diluted	$—	$1.28
Weighted average number of shares, basic and diluted	—	4,754

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED
Consolidated Statements of Comprehensive Income
For the period from September 29, 2023 (date of inception) to December 31, 2023 and the year ended December 31, 2024
(Expressed in U.S. dollars, except share and per share data)

	For the period from September 29, 2023 (date of inception) to December 31, 2023	For the year ended December 31, 2024
Net income for the period	$—	$6,105
Other comprehensive income/ (loss)
Other comprehensive income/ (loss) for the period	$—	$—
Total comprehensive income for the period	$—	$6,105

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED
Consolidated Statements of Shareholders’ Equity
For the period from September 29, 2023 (date of inception) to December 31, 2023 and the year ended December 31, 2024
(Expressed in U.S. dollars, except share and per share data)

	Common Stock	Additional Paid— in Capital	Retained Earnings	Total
Balance, September 29, 2023 (date of inception)	$—	$—	$—	$—
-Net income/ (loss)	—	—	—	—
-Other comprehensive income/ (loss)	—	—	—	—
Balance, December 31, 2023	$—	$—	$—	$—
-Net income	—	—	6,105	6,105
-Other comprehensive income/ (loss)	—	—	—	—
Balance, December 31, 2024	$—	$—	$6,105	$6,105

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED
Consolidated Statements of Cash Flows
For the period from September 29, 2023 (date of inception) to December 31, 2023 and the year ended December 31, 2024
(Expressed in U.S. dollars)

	For the period from September 29, 2023 (date of inception) to December 31, 2023	For the year ended December 31, 2024
Cash Flows from Operating Activities:
Net income:	$—	$6,105
Changes in operating assets and liabilities:
Accrued interest receivable	—	(1,610)
Net Cash provided by Operating Activities	—	4,495
Cash Flows from Financing Activities:
Cash advance from parent company	—	2,100,000
Net Cash provided by Financing Activities	—	2,100,000
Net increase in cash, cash equivalents and restricted cash	—	2,104,495
Cash, cash equivalents and restricted cash at beginning of the period	—	—
Cash, cash equivalents and restricted cash at end of the period	$—	$2,104,495

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED
Notes to Consolidated Financial Statements
December 31, 2023 and 2024
(Expressed in U.S. dollars, except share and per share data, unless otherwise stated)
1. Basis of Presentation and General Information:
The accompanying consolidated financial statements include the accounts of Costamare Bulkers Holdings Limited and its wholly-owned subsidiary Costamare Bulkers Ships Inc. (collectively, the “Company”).
Costamare Bulkers Holdings Limited (“CMDB”), a wholly-owned subsidiary of Costamare Inc. (“Costamare”), a publicly listed company on the New York Stock Exchange, was organized under the laws of the Republic of the Marshall Islands on September 29, 2023. On July 11, 2024, Costamare subscribed for and was issued 10,000 shares of the capital stock of the CMDB at a par value of $0.0001 per share, making Costamare the sole shareholder of the Company.
Costamare Bulkers Ships Inc. (“CBSI”), a wholly-owned subsidiary of CMDB, was organized under the laws of the Republic of the Marshall Islands on July 11, 2024 and on July 15, 2024 CMDB subscribed for and was issued one share of the capital stock of CBSI at a par value of $1 per share, making CMDB the sole shareholder of CBSI.
CMDB was formed to serve as the ultimate holding company of Costamare’s dry bulk related businesses as a new public company by means of a spin-off transaction.
As of December 31, 2024, the Company has not commenced any activities other than those related to its formation and holding the pledged cash balance contributed by Costamare under the arrangement discussed in Note 3.
On March 27, 2025, as part of an internal reorganization, Costamare contributed to CMDB the shares of 67 wholly-owned companies, out of which 38 companies own dry bulk vessels, 17 companies have previously owned and sold or have agreed to sell their dry bulk vessels and 12 companies are to be used for future dry bulk vessel acquisitions. On the same date, CMDB further contributed these 67 companies to its wholly-owned subsidiary, CBSI. CMDB, following the spin-off, intends to acquire Costamare Bulkers Inc. (“CBI”) pursuant to a purchase agreement with Costamare and an exchange agreement with the minority owner of CBI. CBI is a majority owned subsidiary of Costamare organized in the Republic of the Marshall Islands in June 2022, operating as a dry bulk operating platform.
For the consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024, the Company had evaluated the effects of subsequent events through March 31, 2025, the date these consolidated financial statements were available to be issued. Please refer to Note 5.
2. Significant Accounting Policies and Recent Accounting Pronouncements:
(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of CMDB and its wholly-owned subsidiary CBSI. CMDB consolidated CBSI from July 15, 2024. As of December 31, 2024, CMDB has no other subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
CMDB, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. CMDB consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest.
(b) Comprehensive Income / (Loss): In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220

COSTAMARE BULKERS HOLDINGS LIMITED
Notes to Consolidated Financial Statements
December 31, 2023 and 2024
(Expressed in U.S. dollars, except share and per share data, unless otherwise stated)
“Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.
(c) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(d) Cash, Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.
Restricted cash consists of minimum cash deposits to be maintained at all times under certain loan agreements to which the Company acts as guarantor. A reconciliation of the cash, cash equivalents and restricted cash is presented in the table below:

	December 31,
	2023	2024
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$—	$4,495
Restricted cash – current portion	—	—
Restricted cash – non-current portion	—	2,100,000
Total cash, cash equivalents and restricted cash	$—	$2,104,495

(e) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding from September 29, 2023 (date of inception) to December 31, 2024.
(f) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.
New Accounting Pronouncements
In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED
Notes to Consolidated Financial Statements
December 31, 2023 and 2024
(Expressed in U.S. dollars, except share and per share data, unless otherwise stated)
3. Due to related parties
In December 2024, certain of the Costamare’s subsidiaries (Note 1), Costamare, CMDB and CBSI entered into four new loan agreements. Said subsidiaries are borrowers under these loan agreements and CMDB and/or CBSI will become guarantors under the loan agreements immediately upon completion of the spin-off (Note 1). Under one of these loan agreements, Costamare transferred an amount of $2.1 million to CBSI’s bank account with the relevant bank to serve as pledged liquidity. During the year ended December 31, 2024, the interest earned on the pledged liquidity amounted to $6,105 and is separately reflected as Interest income in the accompanying 2024 consolidated statement of income.
4. Common Stock
Common Stock represents 10,000 CMDB’s common shares issued to Costamare on July 11, 2024 at a par value of $0.0001 per common share.
5. Subsequent events
(a) Internal reorganization: On March 27, 2025, as part of an internal reorganization, Costamare contributed to CMDB the shares of 67 wholly-owned companies, out of which 38 companies own dry bulk vessels, 17 companies have previously owned and sold or have agreed to sell their dry bulk vessels and 12 companies are to be used for future dry bulk vessel acquisitions. On the same date, CMDB further contributed these 67 companies to its wholly-owned subsidiary, CBSI.
(b) Loan commitment: On February 14, 2025, Costamare and CBSI, as joint and several borrowers, signed a commitment letter from a European financial institution for a hunting license loan facility of up to $100,000, subject to final documentation. Costamare will be released following the completion of the spin-off (Note 1).